Form 10-K, Exhibit 13
period 1996-05-31
ELECTRO RENT CORP
filed 1996-08-28
CIK 32166

                           FINANCIAL HIGHLIGHTS 1996

                                                                MAY 31,
                                      ------------------------------------------------------------
                                        1996         1995         1994         1993         1992
                                      --------     --------     --------     --------     --------
                                              (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
Revenues............................  $141,137     $121,354     $111,458     $102,656     $102,022
Costs of revenues and
  depreciation......................    64,600       57,759       56,190       53,595       54,093
Selling, administrative and general
  expenses..........................    37,792       36,907       33,902       34,439       30,568
Interest............................     2,230        2,457        1,870        2,136        3,075
                                      --------     --------     --------     --------     --------
Income before taxes.................    36,515       24,231       19,496       12,486       14,286
Income taxes........................    14,872        9,667        7,896        4,994        5,714
                                      --------     --------     --------     --------     --------
Income before cumulative effect of
  accounting change.................    21,643       14,564       11,600        7,492        8,572
Cumulative effect of change in
  accounting for income taxes.......        --           --           --        2,591           --
                                      --------     --------     --------     --------     --------
Net income..........................  $ 21,643       14,564     $ 11,600     $ 10,083     $  8,572
                                      ========     ========     ========     ========     ========
Earnings per common and common
  equivalent share:
  Income before cumulative effect of
    accounting change...............  $   1.75     $   1.20     $   0.97     $   0.57     $   0.61
  Cumulative effect of change in
    accounting for income taxes.....        --           --           --         0.19           --
                                      --------     --------     --------     --------     --------
  Net income........................  $   1.75     $   1.20     $   0.97     $   0.76     $   0.61
                                      ========     ========     ========     ========     ========
Average common and common equivalent
  shares outstanding................    12,350       12,157       12,008       13,259       13,980
Total assets........................  $171,428     $162,909     $135,048     $142,076     $144,441
Bank borrowings.....................  $ 16,800     $ 36,100     $ 25,900     $ 38,900     $ 31,100
10% subordinated debentures.........        --           --           --     $  5,192     $  5,710
Shareholders' equity................  $114,623     $ 92,188     $ 77,532     $ 65,822     $ 68,101
Shareholders' equity per common
  share.............................  $   9.61     $   7.83     $   6.59     $   5.61     $   5.00

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


Liquidity and Capital Resources

The Company's business is capital intensive, with substantial capital expenditures required to maintain the equipment pool. Electro Rent's rental and lease equipment portfolio totaled $241,432,000, at acquisition cost, at May 31, 1996 as compared with $227,816,000 at May 31, 1995. The increase in rental and lease equipment primarily resulted from the high level of purchases, partially offset by sales and the retirement of fully depreciated and obsolete equipment. The Company was able to increase purchases of computers and test equipment while at the same time improving equipment management, resulting in increased equipment utilization. During the three years ended May 31, 1996, the Company made payments for equipment purchases totaling $144,138,000, resulting in a net increase in the equipment portfolio at acquisition cost of $18,610,000 for the three-year period. The Company has three principal sources of liquidity: cash flows provided by operating activities, proceeds from the sale of equipment from its portfolio, and external funds, historically provided by bank borrowings. As the following table illustrates, cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund the Company's operations.

                                                                                                     Three
                                                                                                   years ended
  (in thousands)                                                      1994      1995       1996    May 31, 1996
- ---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities(1)                             $ 34,452  $ 46,746   $ 58,104  $139,302
Proceeds from sale of equipment                                       24,702    18,622     18,543    61,867
Payments for equipment purchases                                     (36,437)  (54,053)   (53,648) (144,138)
Net decrease in bank borrowings(2)                                   (13,000)   (4,653)   (19,300)  (36,953)
Net increase (decrease) in equipment portfolio at acquisition cost   (22,308)   27,302     13,616    18,610

(1) For the components of cash flows from operating activities, see the Consolidated Statements of Cash Flows.

(2) Excludes Genstar debt assumed at acquisition.

As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 140% of the funds required for equipment purchased during the three-year period. Rental and lease revenues have been significantly supplemented as a source of cash flow by proceeds from the sale of equipment from Electro Rent's portfolio. Historically, when Electro Rent has experienced a higher rate of rental growth, its dependence on external sources of capital has increased. Conversely, when its growth has slowed, it has become less dependent on such sources. The last three fiscal years mark a significant change from the traditional pattern as rental growth occurred with a decrease in bank borrowings. Successful equipment management techniques have allowed greater utilization of equipment and enabled the Company to increase rentals without a proportional increase in the equipment pool. Management believes that cash flows from operating activities, proceeds from the sale of equipment and its borrowing capacity (see Note 2 of Notes to Consolidated Financial Statements) will be sufficient to fund the Company's operations for the foreseeable future. Additionally, the Company believes that it currently has low leverage ratios for a firm in the rental and leasing business and, if necessary, additional credit could be obtained to finance growth.

The market for traditional test and measurement equipment which had declined for several years increased modestly in the last three fiscal years. Market improvement and consolidation in the rental industry have enabled the Company to increase both total volume and market share. As a result, expenditures for this type of equipment are expected to increase. With the anticipated growth in rentals of personal computers and workstations, the Company also is projecting purchases of this equipment to increase. As a result, future expenditures for rental equipment are likely to exceed the high levels set in fiscal 1996 and 1995. In spite of increased purchasing projections, bank borrowings are likely to decline.

In connection with its 15% interest in the Nippon Electro Rent (NER) joint venture, the Company has guaranteed bank debt of NER. Because of declining economic conditions and competitive pressures in Japan, NER experienced losses through the first half of fiscal 1994. In response, NER implemented significant revenue enhancement and cost containment programs, and has placed greater emphasis on equipment sales. As a result, NER operated profitably in fiscal 1996 and 1995. In accordance with a negotiated schedule, the Company's loan guarantee was reduced from 300 million yen to 200 million yen on July 1, 1996, and a further reduction to 100 million yen will take place on July 1, 1997.

Inflation generally has favorably influenced the Company's results of operations by enhancing the sale prices of its used equipment. Lower inflation rates and newer, less expensive equipment with similar or better specifications could result, over a period of several years, in lower relative prices for used electronic equipment with a negative impact on margins and earnings. Prices of new and used electronic test equipment have not consistently followed the overall inflation rate. Prices of new and used personal computers and workstations have consistently declined for the past three years. Because management is unable to predict the advances in technology and the rate of inflation for the next several years, it is not possible to estimate the impact of these factors on the Company's earnings.


Fiscal 1996 Compared with Fiscal 1995

Total revenues for the year ended May 31, 1996 increased by 16% from $121,354,000 to $141,137,000, reflecting continued improvement in rentals and leases and stabilization of equipment sales at the prior year level. Rental revenues increased by 15% to $104,286,000 in fiscal 1996 as a result of business expansion in personal computers, workstations and test and measurement equipment, the full year effect of the Genstar acquisition which was included in operating results for eight months in fiscal 1995, and the acquisition of LDI Computer Rentals on March 29, 1996. Lease revenues increased by 52% to $15,209,000 in fiscal 1996 primarily due to continued demand for personal computer operating leases which provide large companies flexibility in responding to obsolescence risk. Although sales of used equipment of $18,543,000 in fiscal 1996 were at about the same level as the prior year, it was due to higher personal computer sales being offset by lower sales of test and measurement equipment which experienced increased rental utilization.

Depreciation increased by 17% to $43,510,000 in fiscal 1996 primarily due to the full year inclusion of Genstar, higher equipment levels and a continuing shift in the equipment pool to personal computers which have shorter depreciable lives. Costs of revenues other than depreciation increased by 3% to $21,090,000 in fiscal 1996 primarily due to higher maintenance and repair expenses associated with the personal computer business. Selling, administrative and general expenses increased by 2% to $37,792,000 in fiscal 1996 to support the higher business activity. Interest expense decreased by 9% to $2,230,000 in fiscal 1996 as a result of a decline in bank borrowings made possible by increased cash flows from operating activities. As a result of the above, net income increased to $21,643,000 for fiscal 1996 from $14,564,000 in the prior year, a 49% increase.

Fiscal 1995 Compared with Fiscal 1994

Total revenues for the year ended May 31, 1995 increased by 9% from $111,458,000 to $121,354,000 with improvements in rentals and leases partially offset by a decline in sales. Rental revenues increased by 19% as a result of the Genstar acquisition on September 30, 1994, continued expansion of personal computer and workstation rentals and modest increases in traditional test and measurement equipment rentals. The winding down of a major leasing program created unusually high sales activity in fiscal 1994, which, when combined with a current strategy of keeping equipment longer in the rental pool, resulted in a 25% decrease in sales revenues from fiscal 1994. Test and measurement equipment has generally held its value in the used equipment market much more than personal computers and workstations. Lease revenues increased by 21% as compared to last year primarily due to increased personal computer operating leases with large companies desiring flexibility in responding to obsolescence risk.

Depreciation increased by 16% primarily as a result of the Genstar acquisition. Costs of revenues other than depreciation decreased by 15% as a result of the decreased sales volume. Selling, administrative and general expenses increased by 9% primarily due to the Genstar acquisition. Interest expense increased by 31% due to the increase in bank borrowings related to the Genstar acquisition and an increase in short-term interest rates. As a result of the foregoing, net income increased by 26%.

Excluding the effects of Genstar, improvements in rental revenues were primarily due to increased demand for personal computers and workstations. As a result, management has placed greater emphasis and has made increased investment in these product segments. The Company's financial strength provides a solid basis to take advantage of other growth opportunities as they arise.

CONSOLIDATED STATEMENTS OF INCOME                                    Electro Rent Corporation
                                                                        Year Ended May 31,
(in thousands, except per share information)                     1996           1995            1994
- -------------------------------------------------------------------------------------------------------
Revenues:
   Rentals and leases                                        $  119,495      $  100,467       $  84,751
   Sales of equipment and other revenues                         21,642          20,887          26,707
                                                             ------------------------------------------
      Total revenues                                            141,137         121,354         111,458
                                                             ------------------------------------------
Costs and expenses:
   Depreciation of equipment                                     43,510          37,228          32,149
   Costs of revenues other than depreciation                     21,090          20,531          24,041
   Selling, administrative and general expenses                  37,792          36,907          33,902
   Interest                                                       2,230           2,457           1,870
                                                             ------------------------------------------
      Total costs and expenses                                  104,622          97,123          91,962
                                                             ------------------------------------------

Income before income taxes                                       36,515          24,231          19,496
Income taxes                                                     14,872           9,667           7,896
                                                             ------------------------------------------
Net income                                                   $   21,643      $   14,564       $  11,600
                                                             ==========================================
Net income per common and common equivalent share            $     1.75      $     1.20       $    0.97
                                                             ==========================================


                               The accompanying notes are an integral
                               part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                            Electro Rent Corporation

                                                                                              May 31,

(in thousands, except share information)                                                    1996      1995
- ------------------------------------------------------------------------------------------------------------
Assets
   Cash                                                                                   $  1,394  $    432
   Accounts receivable, net of allowance for doubtful accounts of $1,464 and $1,240         20,598    17,600
   Rental and lease equipment, net of accumulated depreciation of $119,226 and $109,624    122,206   118,192
   Other property, net of accumulated depreciation and amortization of $5,774 and $5,121    19,323    18,703
   Other                                                                                     7,907     7,982
                                                                                          ------------------
                                                                                          $171,428  $162,909
                                                                                          ==================

Liabilities and Shareholders' Equity
Liabilities:
   Bank borrowings                                                                        $ 16,800  $ 36,100
   Accounts payable                                                                         16,433    12,302
   Accrued expenses                                                                         11,876    10,342
   Deferred income taxes                                                                    11,696    11,977
                                                                                          ------------------
      Total liabilities                                                                     56,805    70,721
                                                                                          ==================
Commitments and contingencies
Shareholders' equity
   Preferred stock, $1 par -- shares authorized 1,000,000; none issued                          --        --
   Common stock, no par -- shares authorized 20,000,000; issued and outstanding:
      1996-- 11,921,576; 1995-- 11,773,801                                                   9,441     8,597
   Retained earnings                                                                       105,182    83,543
   Cumulative translation adjustment                                                            --        48
                                                                                          ------------------
      Total shareholders' equity                                                           114,623    92,188
                                                                                          ------------------
                                                                                          $171,428  $162,909
                                                                                          ==================

                               The accompanying notes are an integral
                               part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY        Electro Rent Corporation

                                                                Three years ended May 31, 1996

                                                         Common Stock
                                                   -------------------------                 Cumulative
                                                      Number                     Retained    Translation
(in thousands)                                     of Shares         Amount      Earnings     Adjustment
- --------------------------------------------------------------------------------------------------------
Balance, May 31, 1993                                 11,742        $  8,437     $  57,385   $        --
   Exercise of stock options                              22             117            --            --
   Repurchase of common stock                             (1)             (1)           (6)           --
   Net income for the year ended May 31, 1994             --              --        11,600            --
                                                   -----------------------------------------------------
Balance, May 31, 1994                                 11,763           8,553        68,979            --
   Exercise of stock options                              11              44            --            --
   Net income for the year ended May 31, 1995             --              --        14,564            --
   Translation adjustment                                 --              --            --            48
                                                   ----------------------------------------------------
Balance, May 31, 1995                                 11,774           8,597        83,543            48
   Exercise of stock options                             148             844            --            --
   Repurchase of common stock                             --              --            (4)           --
   Net income for the year ended May 31, 1996             --              --        21,643            --
   Translation adjustment                                 --              --            --           (48)
                                                   ----------------------------------------------------
Balance, May 31, 1996                                 11,922        $  9,441     $ 105,182   $        --
                                                   ====================================================

                                    The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                  Electro Rent Corporation

                                                                                       Year Ended May 31,

(in thousands)                                                                          1996       1995       1994
- --------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                         $ 21,643   $ 14,564   $ 11,600
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                                     44,891     38,740     33,424
      Provision for losses on accounts receivable                                          682        244        363
      Gain on sale of equipment                                                         (5,526)    (5,373)    (6,315)
      Change in operating assets and liabilities:
         (Increase) decrease in accounts receivable                                     (2,935)     1,169     (1,919)
         (Increase) decrease in other assets                                               122       (431)       125
         Increase (decrease) in accounts payable                                        (1,558)    (1,845)       540
         Increase (decrease) in accrued expenses                                         1,066        688       (417)
         Decrease in deferred income taxes                                                (281)    (1,010)    (2,949)
                                                                                      ------------------------------
         Net cash provided by operating activities                                      58,104     46,746     34,452
                                                                                      ------------------------------
Cash flows from investing activities:
   Proceeds from sale of equipment                                                      18,543     18,622     24,702
   Payments for acquisitions of businesses, net of cash acquired                        (1,881)    (7,145)      --
   Payments for purchase of rental and lease equipment                                 (53,648)   (54,053)   (36,437)
   Payments for purchase of other property                                              (1,648)      (790)    (4,143)
                                                                                      ------------------------------
         Net cash used in investing activities                                         (38,634)   (43,366)   (15,878)
                                                                                      ------------------------------
Cash flows from financing activities:
   Decrease in bank borrowings                                                         (19,300)    (4,653)   (13,000)
   Payments for retirement of subordinated debentures                                     --         --       (5,192)
   Proceeds from issuance of common stock                                                  844         44        117
   Payments for repurchase of common stock                                                  (4)      --           (7)
                                                                                      ------------------------------
         Net cash used in financing activities                                         (18,460)    (4,609)   (18,082)
                                                                                      ------------------------------
Effect of exchange rate on cash                                                            (48)        48       --
                                                                                      ------------------------------
Net increase (decrease) in cash                                                            962     (1,181)       492
Cash at beginning of year                                                                  432      1,613      1,121
                                                                                      ------------------------------
Cash at end of year                                                                   $  1,394   $    432   $  1,613
                                                                                      ==============================

                                    The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             Electro Rent Corporation
- -------------------------------------------------------------------------------
Note 1: Summary of Significant Accounting Policies

Business and Organization:
Electro Rent Corporation primarily engages in the short-term rental and the lease of state-of-the-art electronic equipment. The Company maintains an equipment portfolio composed primarily of general purpose test and measurement instruments, workstations, personal computers and data communication equipment purchased from leading manufacturers. Another aspect of the Company's business is the sale of equipment after its utilization for rental or lease. The Company's customers are primarily located in the United States and operate in various industry segments including aerospace and defense, telecommunications, consulting and computer technology. During fiscal 1996, 1995 and 1994 no customer accounted for more than 10% of total revenues.

Basis of Presentation:
The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated. Certain reclassifications have been made to make information comparable between years.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Rental and Lease Equipment and Other Property:
Assets are stated at cost. Upon retirement or disposal of assets, the cost and the related allowance for depreciation are eliminated from the accounts and any gain or loss is recognized. In March 1995 the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of ." The Company adopted Statement No. 121 in 1996 which had no impact on the Company's financial position and results of operations.

Capital Leases:
The Company has certain customer leases providing bargain purchase options, which are accounted for as sales-type leases. At May 31, 1996 and 1995 investment in sales-type leases of $1,150,000 and $1,176,000 net of deferred interest of $73,000 and $77,000 is included in other assets. Interest income is recognized over the life of the lease using the interest method.

Depreciation:
Depreciation of rental and lease equipment and other property is computed by the straight-line method over the estimated useful lives of the respective equipment. New rental and lease equipment is depreciated over three to seven years, and used equipment, over two and one-half to six years depending on the type of equipment.

Net Income Per Common and Common Equivalent Share:
Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding of 12,349,543 in 1996, 12,156,857 in 1995 and 12,007,950 in 1994. Prior years' average shares have been restated to give effect to the three-for-two stock split effected in the form of a 50% stock dividend payable on August 18, 1995 to shareholders of record on July 31, 1995.

Cash Flow:
Supplemental disclosures of cash paid during the year for:

(in thousands)                               1996          1995          1994
- -------------------------------------------------------------------------------
Interest                                   $ 2,275       $ 2,364        $ 1,985
Income taxes                                13,640         9,786         12,163

Supplemental schedule of non-cash investing and financing activities: The Company acquired equipment of $15,832,000, $10,143,000, and $9,763,000 at May 31, 1996, 1995 and 1994, respectively, which was paid for during the subsequent year.

- -------------------------------------------------------------------------------
Note 2: Borrowings

The Company's financing agreement provides for a $40,000,000 unsecured line of credit. Unless renewed, the line of credit converts to a term loan on November 15, 1996, payable in 18 quarterly installments including interest, commencing February 15, 1997. The outstanding balance under the line of credit is $1,300,000 at May 31, 1996. The agreement provides for commitment fees, which totalled $159,000 in 1996 and $159,000 in 1995, based on the unused balance. The agreement also includes requirements regarding the financial position of the Company, including minimum tangible net worth, debt coverage ratios, limitations on the payment of dividends and debt-to-equity ratios. The Company was in compliance with these covenants at May 31, 1996.

The Company has established additional unsecured borrowing arrangements with various banks totalling $83,000,000. These uncommitted arrangements can be withdrawn by the lenders at any time, at their option. There was $15,500,000 outstanding under these arrangements at May 31, 1996, with maturities ranging from 1 to 27 days and at varying interest rates depending on the bank and term. Weighted average interest rates under these unsecured lines were 5.62% at May 31, 1996 and 6.57% at May 31, 1995. Weighted average borrowings for the years ended May 31, 1996 and 1995 were $26,867,000 and $36,899,000 with average interest rates of 6.2% and 6.7%, respectively.

Debentures:
Subordinated debentures totaling $5,192,000, and bearing interest at 10%, matured on April 1, 1994. Funds for the retirement were provided from uncommitted short-term bank borrowings.
- -------------------------------------------------------------------------------
Note 3: Income Taxes

The Company accounts for income taxes in accordance with FASB Statement No. 109. The provision for income taxes consists of the following:

(in thousands)                    1996           1995           1994
- ---------------------------------------------------------------------
Currently payable
   Federal                       $12,017       $ 8,602        $ 8,895
   State                           3,304         2,075          1,950
Deferred
   Federal                          (281)       (1,000)        (2,689)
   State                            (168)          (10)          (260)
                                 ------------------------------------
                                 $14,872       $9,667         $ 7,896
                                 ====================================


A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

                                          1996           1995           1994
- -------------------------------------------------------------------------------
Statutory federal rate                      35.0%         35.0%          35.0%
State taxes, net of federal benefit          5.5           5.5            5.5
Other--net                                   0.2          (0.5)            --
                                         --------------------------------------
Effective tax rate                          40.7%         40.0%          40.5%
                                         ======================================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 1996 and 1995 are as follows:

(in thousands)                                     1996         1995
- ----------------------------------------------------------------------
Deferred tax assets:
   Allowance for doubtful accounts              $   601        $   508
   Net operating loss carryforwards               1,316          1,432
   Finance lease income                             345            369
   Other                                            182            149
                                                ----------------------
      Total                                       2,444          2,458
                                                ----------------------
Deferred tax liabilities:
   Accumulated depreciation                     (11,372)       (12,709)
   Deferred revenue                                (677)          (156)
   Other                                         (2,091)        (1,570)
                                                ----------------------
      Total                                     (14,140)       (14,435)
                                                ----------------------
      Net deferred tax liabilities             ($11,696)      ($11,977)
                                                ======================

Net operating loss carryforwards for federal income tax reporting purposes approximate $3,760,000 at May 31, 1996 and are available for use against Genstar taxable income through 2006. The utilization of operating loss carryforwards is limited to $344,000 per year for federal income tax reporting purposes.

- -------------------------------------------------------------------------------

Note 4: Rentals Under Noncancellable Operating Leases

In addition to short-term rentals, equipment is leased to customers under various operating leases that expire over the next three years. These leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term.

The Company's cost of equipment under operating leases at May 31, 1996, with remaining noncancellable lease terms of more than one year, is $16,680,000 before accumulated depreciation of $4,082,000 for a net book value of $12,598,000.

A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 1996 is as follows:

(in thousands)
- ---------------------------------------------------------------------------
1997                                                                $ 8,211
1998                                                                  5,884
1999                                                                  1,517
                                                                    -------
                                                                    $15,612
                                                                    =======

- -------------------------------------------------------------------------------
Note 5: Other Property

Other property, at cost, consists of the following:

(in thousands)                                               1996           1995
- -----------------------------------------------------------------------------------
Land                                                        $ 6,017        $ 6,017
Building                                                     14,121         13,987
Furniture and other equipment                                 4,632          3,533
Leasehold improvements                                          327            287
                                                            ----------------------
                                                             25,097         23,824
Less-- accumulated depreciation and amortization             (5,774)        (5,121)
                                                            ----------------------
                                                            $19,323        $18,703
                                                            ======================

- -------------------------------------------------------------------------------
Note 6: Acquisitions

On March 29, 1996, the Company purchased the assets of LDI Computer Rentals, Inc., a wholly-owned subsidiary of LDI Corporation engaged in the business of renting and selling personal computers. The purchase price, based on the book value of assets purchased at March 29, 1996, was approximately $2.3 million, payable in cash and financed with short term bank borrowings. The excess of the purchase price over the estimated fair value of the net assets acquired (goodwill) of $180,000 is being amortized on a straight-line basis over 15 years. The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of LDI Computer Rentals have been included with those of the Company from the date of acquisition.

On September 30, 1994, the Company purchased all of the outstanding stock of Genstar Rental Electronics, Inc. (Genstar), a privately-held company engaged in the business of renting, leasing and selling computers, workstations, and general purpose test and measurement equipment. The cash purchase price, based on Genstar's audited net worth at September 30, 1994, was $23.2 million, which included assumed debt of $14.9 million. Financing for the transaction was achieved through additional short-term borrowings under Electro Rent's existing line of credit. The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of Genstar have been included with those of the Company since the date of acquisition. The purchase price resulted in an excess of acquisition costs over net worth of $97,000. Such excess and acquired intangibles of $4.3 million are being amortized on a straight-line basis over twenty years.

- -------------------------------------------------------------------------------
Note 7: Commitments

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will renewed or replaced by other leases.

Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

(in thousands)
- -------------------------------------------------------------
1997                                                   $  529
1998                                                      282
1999                                                      190
2000                                                       26
2001                                                        3
                                                       ------
                                                       $1,030
                                                       ======

Rent expense was $1,037,000, $1,108,000, and $992,000 in 1996, 1995, and 1994,
respectively.

The Company holds a 15% interest in Nippon Electro Rent (NER) which is accounted for using the cost method. In connection with this joint venture, the Company guaranteed up to 300 million yen at May 31, 1996, with scheduled reductions in the guarantee to 200 million yen and 100 million yen at July 1, 1996 and 1997, respectively. The Company's guarantee of NER bank debt at July 1, 1996, May 31, 1996 and May 31, 1995 was $1,872,000, $2,775,000 and $5,322,000, respectively, at the exchange rate in effect on those dates.

- -------------------------------------------------------------------------------

Note 8: Stock Option Plan

The Electro Rent Corporation 1990 Stock Option Plan authorizes the Board of Directors to grant options for not more than 708,750 shares of the Company's common stock. The plan provides for both incentive stock options, which may be granted only to employees, and nonstatutory stock options, which may be granted to directors and consultants who are not employees. Pursuant to the Company's 1990 Stock Option Plan, options have been granted to directors, officers and key employees at prices not less than 100% of the fair market value at the date of grant. Options are exercisable at various dates over a ten-year period from the date of grant or a five-year period in the case of an employee who is also a 10% stockholder. The following table summarizes certain information relative to options for common stock after adjustment for stock splits.

                                               1996           1995          1994
- ----------------------------------------------------------------------------------
Options outstanding, beginning of year        774,658       811,125        818,382
   Granted                                     80,115            --         31,500
   Exercised                                 (145,775)      (10,593)       (21,882)
   Forfeited                                   (1,688)      (25,874)       (16,875)
                                         -----------------------------------------
Options outstanding, end of year              707,310       774,658        811,125
                                         =========================================
At the end of year:
   Prices of outstanding options         $3.85-$17.13   $3.85-$8.72    $3.85-$8.72
   Exercisable options                        556,882       551,908        416,813

In October 1995, the FASB issued Statement No. 123 "Accounting for Stock-Based Compensation." The Company is required to adopt the new statement for fiscal 1997. The Company expects that the adoption of the new statement will not have an effect on its results of operations or financial position.

- -------------------------------------------------------------------------------

Note 9: Savings Plan and Employee Stock Ownership Plan

The Company maintains a Savings Plan (401[k]) and a frozen Employee Stock Ownership Plan (ESOP). Employees become eligible to participate in the 401(k) after one year of employment. The Company has the option to match contributions of participants at a rate management determines each year. For participants with three or more years of service, the Company also may elect to make additional discretionary matching contributions in excess of the rate elected for participants with less than three years of service.

The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $495,000, $368,000, and $386,000 were made for 1996, 1995 and 1994, respectively.

- -------------------------------------------------------------------------------

Note 10: Quarterly Information (Unaudited)

Quarterly information is as follows:

                                                      Total         Income           Net         Income
(in thousands, except per share information)        Revenues     Before Tax       Income       Per Share
- ---------------------------------------------------------------------------------------------------------
Fiscal Year 1996
   First Quarter                                    $ 34,361        $ 8,905       $ 5,254          $0.43
   Second Quarter                                     34,563          9,169         5,410           0.44
   Third Quarter                                      33,911          8,262         4,933           0.40
   Fourth Quarter                                     38,302         10,179         6,046           0.48
                                                    ----------------------------------------------------
                                                    $141,137        $36,515       $21,643          $1.75
                                                    ====================================================

Fiscal Year 1995
   First Quarter                                    $ 27,788        $ 6,017       $ 3,550          $0.29
   Second Quarter                                     30,751          6,183         3,648           0.30
   Third Quarter                                      30,253          5,256         3,100           0.26
   Fourth Quarter                                     32,562          6,775         4,266           0.35
                                                    ----------------------------------------------------
                                                    $121,354        $24,231       $14,564          $1.20
                                                    ====================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Electro Rent Corporation:

We have audited the accompanying consolidated balance sheets of Electro Rent Corporation (a California corporation) and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electro Rent Corporation and subsidiaries as of May 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1996 in conformity with generally accepted accounting principles.


Arthur Andersen LLP
Los Angeles, California
July 31, 1996


- -------------------------------------------------------------------------------

Capital Stock, Shareholders and Cash Dividend Information

The common stock of the Company is quoted on NASDAQ under the symbol ELRC. There were approximately 718 shareholders of record at August 9, 1996. The following table sets forth, for the period shown the high and low closing sale prices in the NASDAQ National Market System as reported by NASDAQ. Prices have been restated to reflect the three-for-two stock split distributed in August, 1995.

                                      Fiscal Year 1996             Fiscal Year 1995
                                   ---------------------        ---------------------
                                    High            Low          High            Low
- -------------------------------------------------------------------------------------
First Quarter                      $18 1/4        $14 1/6       $10 3/8       $ 8 5/8
Second Quarter                      21 1/2         16 3/4        11 5/8         9 1/2
Third Quarter                       22 3/4         19 3/4        13            10 7/8
Fourth Quarter                      25             21 1/4        14 7/8        12

CORPORATE INFORMATION

   Board of Directors                  Corporate Officers

   Daniel Greenberg                    Daniel Greenberg                   Corporate Offices
   Chairman of the Board and           Chairman of the Board and          6060 Sepulveda Boulevard
   Chief Executive Officer             Chief Executive Officer            Van Nuys, California 91411-2512
                                                                          Phone (818) 786-2525
   William Weitzman                    William Weitzman                   FAX (818) 786-4354
   President and                       President and
   Chief Operating Officer             Chief Operating Officer            Data Rentals/Sales Division
                                                                          Division Officer
*+ Gerald D. Barrone                   Gary B. Phillips                   Steven Markheim
   Retired, former President and       Senior Vice President              Vice President
   Chief Operating Officer
   Coast Federal Bank                  Craig R. Jones
                                       Vice President and
*+ Nancy Y. Bekavac                    Chief Financial Officer
   President                                                              Transfer Agent & Registrar
   Scripps College                     Steven Markheim                    U.S. Stock Transfer Corporation
                                       Vice President and Secretary       Glendale, California
*+ Joseph J. Kearns
   Vice President and                  Richard E. Bernosky                NASDAQ Listing
   Chief Financial Officer             Vice President                     Common Stock-
   J. Paul Getty Trust                                                    OTC Symbol: "ELRC"
                                       Dennis M. Clark
*+ Michael R. Peevey                   Vice President                     General Counsel
   President                                                              Easton & Schiff
   New Energy Ventures, Inc.           Thomas A. Curtin                   Los Angeles, California
                                       Vice President
*+ Will Richeson, Jr.                                                     Independent Public Accountants
   Consultant                          Raymond A. Fisk                    Arthur Andersen LLP
                                       Vice President                     Los Angeles, California



  *Audit Committee
  +Compensation Committee