Form 10-K, Exhibit 13
period 1999-05-31
ELECTRO RENT CORP
filed 1999-08-27
CIK 32166

FINANCIAL HIGHLIGHTS 1999

                                                                          MAY 31,
                                               --------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)       1999        1998        1997        1996        1995
                                               ========================================================
Revenues                                       $269,739    $255,505    $150,500    $141,137    $121,354
Costs of revenues and depreciation              139,338     122,080      66,433      64,600      57,759
Selling, administrative and general expenses     77,612      69,099      42,439      37,792      36,907
Interest                                         11,999       9,506         829       2,230       2,457
                                               --------------------------------------------------------
Income before income taxes                       40,790      54,820      40,799      36,515      24,231
Income taxes                                     16,725      22,476      16,726      14,872       9,667
                                               --------------------------------------------------------
Net income                                     $ 24,065    $ 32,344    $ 24,073    $ 21,643    $ 14,564
                                               ========================================================

Earnings per share
   Basic                                       $   0.98    $   1.33    $   1.01    $   0.91    $   0.62
   Diluted                                     $   0.96    $   1.29    $   0.97    $   0.88    $   0.60
Shares used in per share calculation:
   Basic                                         24,443      24,305      23,952      23,680      23,539
   Diluted                                       25,004      25,141      24,868      24,708      24,348

Total assets                                   $368,708    $457,896    $188,213    $171,428    $162,909
Bank borrowings                                $107,500    $226,900    $  4,200    $ 16,800    $ 36,100
Shareholders' equity                           $196,174    $172,009    $139,220    $114,623    $ 92,188
Shareholders' equity per common share          $   8.01    $   7.04    $   5.79    $   4.81    $   3.92

                                                        ELECTRO RENT CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company's business is capital intensive, with substantial capital expenditures required to maintain the equipment pool. Electro Rent's rental and lease equipment portfolio totaled $468 million, at acquisition cost, at May 31, 1999 essentially unchanged from 1998 year end. During the three years ended May 31, 1999, the Company made payments for equipment purchases totaling $223 million, excluding the acquired TMS equipment of $193 million, resulting in a net increase in the equipment portfolio at acquisition cost of $227 million for the three-year period. The Company has three principal sources of liquidity: cash flows provided by operating activities, proceeds from the sale of equipment from its portfolio, and external funds, historically provided by bank borrowings. As the following table illustrates, cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund the Company's operations.

                                                                                                       THREE YEARS ENDED
                                                                      --------------------------------------------------
(IN THOUSANDS)                                                            1997          1998          1999  MAY 31, 1999
                                                                      ==================================================
Cash flows from operating activities(1)                               $ 68,749     $  67,902     $ 163,675     $ 300,326
Proceeds from sale of equipment                                         18,424        32,262        31,134        81,820
Total cash flows available for equipment purchases                      87,173       100,164       194,809       382,146
Payments for equipment purchases                                       (73,014)      (76,927)      (73,406)     (223,347)
Net increase (decrease) in bank borrowings(2)                          (12,600)      227,700      (119,400)       95,700
Net increase (decrease) in equipment portfolio at acquisition cost      25,192       201,845           (50)      226,987

(1) For the components of cash flows from operating activities, see the Consolidated Statements of Cash Flows.

(2) Includes $240.8 million initial purchase price payment for TMS made on November 14, 1997.

As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 171% of the funds required for equipment purchased during the three-year period. Rental and lease revenues have been significantly supplemented as a source of cash flow by proceeds from the sale of equipment from Electro Rent's portfolio. Management believes that cash flows from operating activities, proceeds from the sale of equipment and its borrowing capacity (see Note 2 of Notes to Consolidated Financial Statements) will be sufficient to fund the Company's operations. Additionally, the Company believes that it currently has moderate leverage ratios for a firm in the rental and leasing business.

The increase in fiscal 1999 cash flows from operating activities relates primarily to the full year effect of the TMS acquisition on depreciation and amortization and improved collections of accounts receivable. Although cash flows from operating activities are expected to continue at a high level, they are likely to be lower than in fiscal 1999.

The market for test and measurement equipment and personal computers declined during fiscal 1999, and as a result, expenditures for equipment decreased. Although expenditures for rental equipment are expected to increase in fiscal 2000, bank borrowings are likely to continue declining at a significant but lower rate. At May 31, 1999, the Company had $160.0 million of available borrowing capacity under its line of credit with a syndication of 21 commercial banks, of which $52.5 million was unused.

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

FISCAL 1999 COMPARED WITH FISCAL 1998

Total revenues for the year ended May 31, 1999 increased 6% to $269.7 million from $255.5 million, reflecting the full year inclusion of TMS which was acquired on November 14, 1997. Revenues were lower than expected due largely to attrition of TMS customers and a generally weak market following the acquisition of TMS, which continued through fiscal 1999. Rental and lease revenues increased 7% to $233.7 million and sales of equipment and other revenues decreased 3% to $36.0 million.

Depreciation of equipment as a percentage of rental and lease revenues increased from 39% in fiscal 1998 to 45% in fiscal 1999. This increase is primarily due to lower equipment utilization following the TMS acquisition, an acceleration of depreciation for personal computers implemented at the beginning of fiscal 1999, and an increased proportion of personal computer operating leases in the acquired TMS equipment pool which generally have lower billing rates than rentals.

Costs of revenues other than depreciation primarily includes the cost of equipment sales, which increased from 77% of equipment sales in fiscal 1998 to 88% of equipment sales in fiscal 1999. This increase is primarily attributable to a weak market for both personal computers and test and measurement equipment and an increased proportion of personal computer sales, especially during the first half of fiscal 1999.

Selling, general and administrative expenses totaled $77.6 million or 29% of total revenues for fiscal 1999, as compared to $69.1 million or 27% of total revenues for fiscal 1998. The increase in the expense ratio reflects significant quarter-to-quarter revenue declines experienced during the first three quarters of fiscal 1999. The Company responded to these revenue declines with cost reductions beginning in the second quarter, bringing the expense ratio down from 32% in the first quarter of fiscal 1999 to 27% in the fourth quarter of fiscal 1999.

As a result of the changes in revenues, operating costs and expenses discussed above, earnings before interest and income taxes were $52.8 million or 20% of total revenues for fiscal 1999 compared to $64.3 million or 25% of total revenues for fiscal 1998.

Interest expense increased to $12.0 million in fiscal 1999 from $9.5 million in fiscal 1998. The increase is the result of the full year effect of additional bank borrowings used to finance the TMS acquisition in November 1997.

FISCAL 1998 COMPARED WITH FISCAL 1997

Total revenues for the year ended May 31, 1998 increased 70% to $255.5 million from $150.5 million, reflecting the acquisition of TMS on November 14, 1997. Rental revenues increased 41% to $154.2 million, lease revenues increased 221% to $64.1 million and sales of equipment and other revenues increased 75% to $37.2 million. It is not possible to accurately determine the effects of the TMS acquisition on revenues because of the almost immediate integration of all TMS operations. Partially offsetting the additional revenue base initially provided by the TMS acquisition were the effects of a significant number of acquired rental contracts disputed by TMS customers, higher than expected attrition of TMS customers and a generally weak market in the last half of the fiscal year. Softness in test and measurement equipment rental and lease demand appears to result from continuing defense industry consolidation and pressure related to the worldwide uncertainty created by the crisis in Asia. Weakness in personal computer rental and lease demand stems from greater fluctuation in manufacturers' prices and price points than usual.

Depreciation of equipment increased from 36% of rental and lease revenues in fiscal 1997 to 39% of rental and lease revenues in fiscal 1998. This increase is primarily due to lower equipment utilization since the TMS acquisition and an increased proportion of lower yield personal computer operating leases in the acquired TMS equipment pool.

Costs of revenues other than depreciation includes cost of equipment sales and equipment parts and repair expenses. Cost of equipment sales increased from 71% of equipment sales in fiscal 1997 to 77% of equipment sales in fiscal 1998. This increase is primarily attributable to a weak market and an increased proportion of personal computer sales. Equipment parts and repair expenses decreased from 5% of rental and lease revenues in fiscal 1997 to 4.3% of rental and lease revenues in fiscal 1998, primarily due to declining PC parts prices and increased bundling of PC parts in the platforms by manufacturers.

Selling, general and administrative expenses totaled $69.1 million or 27% of total revenues for fiscal 1998 as compared to $42.4 million or 28% of total revenues for fiscal 1997. This expense ratio decrease reflects cost savings resulting from the integration of TMS, including the elimination of redundant functions and facilities.

As a result of the changes in revenues, operating costs and expenses discussed above, earnings before interest and income taxes were $64.3 million or 25% of total revenues in fiscal 1998 compared to $41.6 million or 28% of total revenues in fiscal 1997.

Interest expense increased to $9.5 million in fiscal 1998 from $.8 million in fiscal 1997. The increase is a result of additional bank borrowings used to finance the TMS acquisition.

YEAR 2000 COMPLIANCE

General. The computer systems issue relating to dates beyond 1999 is the result of many computer programs being written to use and store dates with only the last two digits of the applicable year. As a result, these programs may assume that all two digit dates are twentieth century dates. This could result in system failure, anomalous system behavior or incorrect system reporting. System failure could, in turn, temporarily affect the Company's ability to process customer transactions, interface with vendors and engage in similar normal business activities.

The Company has assessed how it may be impacted. The Company has formulated and begun implementation of a plan to address all known aspects of the issue. The Company has already completed a substantial portion of this plan and is on schedule to fully complete the plan by September 1999.

Software Information Systems. Software information systems consist of the Company's base financial and operations system (internally-developed PERFECT system), other smaller scale software applications and other programs developed internally. All of these systems were found to be substantially Year 2000 compliant with immaterial associated costs.

Vendor Provided Computer Hardware and Operating Systems. Vendor provided computer hardware and operating systems include all data center equipment (Sun Microsystems Enterprise 6000) and networks (Novell and Microsoft NT). All of these systems were found to be substantially Year 2000 compliant with the exception of the Sun 6000 operating system. This was upgraded in February 1999 with immaterial associated costs.

Communications Systems. Communications systems include all data center equipment and software systems used to support external communications with customers, employees, suppliers and business partners, and all corporate equipment and software systems used to support internal business management communications. Corporate communications systems have been recently replaced and/or upgraded. Each significant component of these communications systems has been tested and all were found to be substantially Year 2000 compliant with immaterial associated costs. The Company is currently evaluating communications systems at each of its field offices and will make any necessary replacements and/or upgrades by September 1999. The Company does not expect any associated costs to be material.

Suppliers and Other Business Partners. This area of the plan called for all significant suppliers and other business partners to be monitored for Year 2000 readiness. The Company is not currently aware of any single vendor or business partner with Year 2000 compliance issues that could have a material impact on the Company. Year 2000 business transaction tests of all significant direct interfaces with vendors and other business partners will be completed by September 1999. The Company can provide no assurance that Year 2000 compliance will be successfully implemented by all of its suppliers.

Rental and Lease Equipment Pool. The Company has reviewed its rental and lease equipment pool to determine whether its use and market value may be materially adversely affected by the Year 2000 conversion. The Company may encounter Year 2000 risk as a result of the Year 2000 failure of equipment rented, leased or sold by the Company. The Company may face claims from customers and their end users arising in connection with bodily injury, property damage and business interruption as a result of a Year 2000 failure in equipment provided by the Company. Based on the Company's standard rental and lease agreements, the Company believes that it would not be liable for such claims. However, there can be no assurance that such claims will not be brought against the Company.

Additionally, Year 2000 may have an impact on the fair market value of the Company's rental and lease equipment pool for which the manufacturer does not make available a Year 2000 compliance upgrade path or in the event an available Year 2000 upgrade is cost prohibitive relative to the market value of the equipment. Although the Company is still in the process of evaluating any potential Year 2000 market value risks, nothing has come to the Company's attention that would lead it to believe that the amounts the Company will ultimately realize would result in gross margins materially different from current levels.

Contingency Planning. The Company has determined that a comprehensive contingency plan is not required to address the risk of operational problems and costs likely to result from a failure by the Company or by a supplier or business partner to address Year 2000 readiness. The Company believes that failure will not alone adversely affect the continuity of the core business. The Company believes its current state of readiness is on schedule with a conservative plan to be substantially Year 2000 compliant by September

1999 and that business risks have been minimized. However, there can be no guarantee that Year 2000 compliance issues not yet identified or fully addressed will not materially affect the Company's operations or expose it to third party liability.

QUALITATIVE AND QUANTITATIVE MARKET RISK DISCLOSURES

The Company's primary market risk exposure is interest rate risk, primarily related to its borrowings under its unsecured revolving credit facility. However, a changing interest rate environment does not necessarily impact the Company's margins since the effects of higher or lower borrowing costs may be reflected in the rates on newly rented and leased assets. The Company attempts to reduce this risk by utilizing derivative financial instruments, namely interest rate caps and swaps, pursuant to Company policies. All derivative financial instruments are for purposes other than trading.

The table below presents the principal (or notional) amounts and related weighted average interest rates of the Company's bank borrowings and derivative financial instruments by expected maturity dates. The table reflects expected maturities as of May 31, 1999 and does not reflect changes which could arise after that time. There are no expected maturities after May 31, 2001. The Company's ultimate realized gain or loss with respect to interest rate fluctuations will depend on exposures that arise during the respective period, the Company's hedging strategies at the time, and actual interest rates.

                                                         YEAR ENDED MAY 31,
                                                     ------------------------
  (IN THOUSANDS, EXCEPT PERCENTAGES)                    2000             2001            TOTAL       FAIR VALUE
                                                     ==========================================================
 Bank Borrowings
    Principal amount(a)                              $70,000          $37,500         $107,500         $107,500
    Average interest rate(b)                              VR%             VR%               VR%
 Interest Rate CAPs
    Notional amount(c)                               $75,000                          $75,000
    Weighted-average fixed rate(c)                       7.0%                             7.0%
 Interest Rate SWAP
    Notional amount(d)                                                $25,000        $ 25,000           $  (164)
    Rate to be paid by the Company                                      5.939%          5.939%
    Rate to be received by the Company                                3-month         3-month
                                                                        LIBOR           LIBOR



(a) Bank borrowings consist of the Company's unsecured revolving line of credit (see Note 2 to Notes to Consolidated Financial Statements), which provided for total available credit of $160.0 million at May 31, 1999. Interest on the line of credit is payable in accordance with the applicable London Interbank Offering Rate (LIBOR) agreement or quarterly, and accrues, at the Company's option, either at the LIBOR plus margin (as defined) or the Base Rate (as defined). The weighted average interest rate for the Company's outstanding bank borrowings at May 31, 1999 was 5.4%. For the year ended May 31, 1999, 1998 and 1997, the weighted average interest rate on bank borrowings was 6.2%, 6.3% and 6.8%, respectively.

(b) Variable Rate (VR) based on LIBOR plus margin or Base Rate as defined in the Credit Agreement.

(c) In December 1997 the Company entered into three 2-year interest rate cap agreements, each with a notional amount of $25.0 million and a fixed rate of 7.0%

(d) In December 1997, the Company entered into one 3-year floating rate to fixed rate interest rate swap agreement in the notional amount of $25.0 million. The impact of this contract on interest expense for fiscal years 1999 and 1998 was immaterial.

The Company is also subject to foreign currency rate risk relating to rentals and leases denominated in Canadian dollars. The Company has determined that hedging of these assets is not cost effective and instead attempts to minimize currency exposure risk through working capital management. The Company does not believe that any foreseeable change in currency rates would have a material effect on its financial position or results of operations.

                                                        ELECTRO RENT CORPORATION


CONSOLIDATED STATEMENTS OF INCOME

                                                           YEAR ENDED MAY 31,
                                                   --------------------------------
(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)           1999        1998        1997
                                                   ================================
Revenues:
   Rentals and leases                              $233,682    $218,289    $129,181
   Sales of equipment and other revenues             36,057      37,216      21,319
                                                   --------------------------------
      Total revenues                                269,739     255,505     150,500
                                                   --------------------------------
Costs and expenses:
   Depreciation of equipment                        106,051      85,232      46,342
   Costs of revenues other than depreciation         33,287      36,848      20,091
   Selling, administrative and general expenses      77,612      69,099      42,439
   Interest                                          11,999       9,506         829
                                                   --------------------------------
      Total costs and expenses                      228,949     200,685     109,701
                                                   --------------------------------
Income before income taxes                           40,790      54,820      40,799
Income taxes                                         16,725      22,476      16,726
                                                   --------------------------------
Net income                                         $ 24,065    $ 32,344    $ 24,073
                                                   ================================

Earnings per share:
   Basic                                           $   0.98    $   1.33    $   1.01
   Fully diluted                                   $   0.96    $   1.29    $   0.97
Shares used in per share calculation:
   Basic                                             24,443      24,305      23,952
   Fully diluted                                     25,004      25,141      24,868




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                        ELECTRO RENT CORPORATION

CONSOLIDATED BALANCE SHEETS

                                                                                                     MAY 31,
                                                                                             ---------------------
(IN THOUSANDS, EXCEPT SHARE INFORMATION)                                                         1999         1998
                                                                                             =====================
Assets
   Cash                                                                                      $  4,039    $  2,281
   Accounts receivable, net of allowance for doubtful accounts of $5,834 and $4,715            45,874      66,518
   Rental and lease equipment, net of accumulated depreciation of $239,102 and $175,421       229,317     293,048
   Other property, net of accumulated depreciation and amortization of $10,789 and $8,822      22,651      25,867
   Goodwill, net of amortization of $7,967 and $6,090                                          61,469      63,346
   Other                                                                                        5,358       6,836
                                                                                             ---------------------
                                                                                             $368,708    $457,896
                                                                                             ====================
Liabilities and Shareholders' Equity
Liabilities:
   Bank borrowings                                                                           $107,500    $226,900
   Accounts payable                                                                            21,555      20,733
   Accrued expenses                                                                            26,725      21,749
   Deferred income taxes                                                                       16,754      16,505
                                                                                             ---------------------
      Total liabilities                                                                       172,534     285,887
                                                                                             ---------------------
Commitments and contingencies
Shareholders' equity
   Preferred stock, $1 par -- shares authorized 1,000,000; none issued                             --          --
   Common stock, no par -- shares authorized 40,000,000; issued and outstanding:
      1999 -- 24,475,749; 1998 -- 24,416,424                                                   10,510      10,410
   Retained earnings                                                                          185,664     161,599
                                                                                             ---------------------
      Total shareholders' equity                                                              196,174     172,009
                                                                                             ---------------------
                                                                                             $368,708    $457,896
                                                                                             ====================



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                        ELECTRO RENT CORPORATION


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                    THREE YEARS ENDED MAY 31, 1999
                                                         ------------------------------------------------------
                                                                  COMMON STOCK
                                                         -------------------------------
                                                            NUMBER                                     RETAINED
(IN THOUSANDS)                                           OF SHARES                AMOUNT               EARNINGS
                                                         ======================================================
Balance, May 31, 1996                                       23,844               $ 9,441               $105,182
   Exercise of stock options                                   226                   524                     --
   Net income for the year ended May 31, 1997                   --                    --                 24,073
                                                         ------------------------------------------------------
Balance, May 31, 1997                                       24,070                 9,965                129,255
   Exercise of stock options, net                              346                   445                     --
   Net income for the year ended May 31, 1998                   --                    --                 32,344
                                                         ------------------------------------------------------
Balance, May 31, 1998                                       24,416                10,410                161,599
   Exercise of stock options, net                               60                   100                     --
   Net income for the year ended May 31, 1999                   --                    --                 24,065
                                                         ------------------------------------------------------
Balance, May 31, 1999                                       24,476               $10,510               $185,664
                                                         ======================================================



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                        ELECTRO RENT CORPORATION


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    YEAR ENDED MAY 31,
                                                                    ---------------------------------------------
(IN THOUSANDS)                                                           1999             1998             1997
                                                                    =============================================
Cash flows from operating activities:
   Net income                                                       $  24,065         $  32,344         $  24,073
   Adjustments to reconcile net income to net cash
       provided by operating activities:
      Depreciation and amortization                                   110,831            88,278            47,824
      Provision for losses on accounts receivable                       2,714             3,111               717
      Gain on sale of equipment                                        (3,644)           (7,503)           (5,350)
      Change in operating assets and liabilities:
         (Increase) decrease in accounts receivable                    17,930           (47,744)              (87)
         Decrease in other assets                                       1,478             1,657               357
         Increase (decrease) in accounts payable                        5,076            (9,141)               90
         Increase (decrease) in accrued expenses                        4,976             4,091              (875)
         Increase in deferred income taxes                                249             2,809             2,000
                                                                    ---------------------------------------------
         Net cash provided by operating activities                    163,675            67,902            68,749
                                                                    ---------------------------------------------
Cash flows from investing activities:
   Proceeds from sale of equipment                                     31,134            32,262            18,424
   Payments for acquisition of business                                    --          (244,500)               --
   Payments for purchase of rental and lease equipment                (73,406)          (76,927)          (73,014)
   Payments for purchase of other property                               (345)           (1,808)           (1,270)
                                                                    ---------------------------------------------
         Net cash used in investing activities                        (42,617)         (290,973)          (55,860)
                                                                    ---------------------------------------------
Cash flows from financing activities:
   Increase (decrease) in bank borrowings                            (119,400)          222,700           (12,600)
   Proceeds from issuance of common stock                                 100               445               524
                                                                    ---------------------------------------------
         Net cash provided by (used in) financing activities         (119,300)          223,145           (12,076)
                                                                    ---------------------------------------------
Net increase in cash                                                    1,758                74               813
Cash at beginning of year                                               2,281             2,207             1,394
                                                                    ---------------------------------------------
Cash at end of year                                                 $   4,039         $   2,281         $   2,207
                                                                    =============================================



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                        ELECTRO RENT CORPORATION


NOTES TO CONSOLIDATED FINANCIAL  STATEMENTS

NOTE 1: SUMMARY  OF SIGNIFICANT ACCOUNTING POLICIES

Business and Organization:

Electro Rent Corporation primarily engages in the short-term rental and the lease of state-of-the-art electronic equipment. The Company maintains an equipment portfolio composed primarily of general purpose test and measurement instruments, personal computers and workstations purchased from leading manufacturers. Another aspect of the Company's business is the sale of equipment after its utilization for rental or lease. The Company's customers are primarily located in the United States and operate in various industry segments including aerospace and defense, telecommunications, consulting and computer technology. During fiscal 1999, 1998 and 1997 no customer accounted for more than 10% of total revenues.

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

Rental and Lease Equipment and Other Property:

Assets are stated at cost. Upon retirement or disposal of assets, the cost and the related allowance for depreciation are eliminated from the accounts and any gain or loss is recognized. Depreciation of rental and lease equipment and other property is computed by the straight-line and sum-of-the-years'-digits methods over the estimated useful lives of the respective equipment. New rental and lease equipment is depreciated over three to seven years, and used equipment over two to six years, depending on the type of equipment. Maintenance and repairs are expensed as incurred.

Capital Leases:

The Company has certain customer leases providing bargain purchase options, which are accounted for as sales-type leases. At May 31, 1999 and 1998 investment in sales-type leases of $893,000 and $1,431,000 net of deferred interest of $65,000 and $82,000 is included in other assets. Interest income is recognized over the life of the lease using the effective interest method.

Fair Value of Financial Instruments:

The carrying amount of cash and accounts receivable approximates fair value due to the short maturity of these instruments. Bank borrowings bear interest at rates that approximate the current market interest rates for similar instruments and, accordingly, the carrying value approximates fair value.

Impairment of Assets:

The Company recognizes impairment losses on equipment held for rental and lease when the expected future cash flows are less than the asset's carrying value, in which case the asset is written down to its estimated recoverable value. The Company also recognizes impairment losses on goodwill when expected future cash flows from the related operations are less than the carrying value. The Company has not recorded an impairment loss during any of the operating periods presented in the accompanying financial statements.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. The Company sells primarily on 30-day terms, individually performs credit evaluation procedures on its customers on each transaction and will require security deposits or personal guarantees from its customers when a significant credit risk is identified. Typically, most customers are large, established companies. Historically, the Company has not incurred significant credit related losses; however, an allowance for potential credit losses is maintained.

Derivative Financial Instruments:

The Company uses derivative financial instruments as a means of managing interest-rate risk associated with current debt. The Company's interest rate protection agreements generally consist of interest rate swap agreements and interest cap agreements. These instruments are matched with variable rate debt, and payments thereon are recorded on a settlement basis as an adjustment to interest expense. Premiums paid to purchase interest rate cap agreements are amortized as an adjustment of interest expense over the life of the contract. Derivative financial instruments are not held for trading purposes. (See Note 2 to Notes to Consolidated Financial Statements).

Net Income Per Common and Common Equivalent Share:

Basic earnings per share ("EPS") is computed as net income divided by the weighted average number of shares of common stock outstanding for the reported period, excluding the dilutive effects of stock options and other potentially dilutive securities. Diluted EPS is computed as net income divided by the weighted average number of shares outstanding of common stock and common stock equivalents for the reported period. Common stock equivalents result from the dilutive stock options computed using the treasury stock method with the average share price for the reported period. Prior years' average shares have been restated to give effect to the two-for-one stock split effected in the form of a 100% stock dividend payable on May 12, 1998 to shareholders of record on April 30, 1998.

Cash Flow:

Supplemental disclosures of cash paid during the year for:

                      -------------------------------------
(IN THOUSANDS)           1999           1998           1997
                      =====================================
Interest              $12,144        $ 7,644        $   851
Income taxes           10,409         21,887         15,764

Supplemental schedule of non-cash investing and financing activities:

The Company acquired equipment of $14,977,000, $19,231,000, and $19,405,000 at
May 31, 1999, 1998 and 1997, respectively, which was paid for during the subsequent year.

New Accounting Pronouncements:

During 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement period in which they were recognized. This standard was adopted by the Company in fiscal 1999 and had no impact on the consolidated financial statements.

During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting derivative and hedging information. The standard as amended is effective for periods beginning after June 15, 2000 and will be adopted by the Company in fiscal 2001. It is not expected that the adoption of this standard will have an impact on the consolidated financial statements nor require additional footnote disclosure since the Company does not expect to utilize derivative instruments or participate in structured hedging activities in fiscal 2001.

NOTE 2: BORROWINGS

On November 14, 1997, in connection with the acquisition of the net tangible assets of GE Capital Technology Management Services, the Company obtained a $330,000,000 unsecured revolving line of credit with a syndicate of twenty-one banks which expires on November 14, 2000. The agreement called for mandatory reductions of the available line of credit of $10,000,000 on May 31, 1998, $10,000,000 on November 30, 1998 and $20,000,000 on May 31, 1999, and allows for voluntary reductions. At May 31, 1999, the line of credit had been reduced to $160,000,000. Interest under the line of credit is determined at the time of borrowing and, at the Company's option, can be based on a base rate, LIBOR or other variable rates. The line of credit requires the payment of a facility fee, and includes requirements regarding the level of the Company's tangible net worth, interest coverage ratios and leverage ratios. At May 31, 1999, $107,500,000 was outstanding under this line. The weighted average interest rate under this line was 5.4% at May 31, 1999. Weighted average borrowing for the year ended May 31, 1999 was $167,800,000 with an average interest rate of 6.2%.

Derivative Positions -- The Company has entered into interest rate protection agreements. The Company's exposure under these agreements is limited to the impact of variable interest rate fluctuations and the periodic settlement of amounts due under these agreements if the other parties fail to perform. The Company does not anticipate nonperformance by the counterparties, which are major financial institutions.

The following interest rate protection agreements were held as of May 31, 1999 and 1998 (in thousands, except percentages):


                                    ------------------------------------------------------
                                     NOTIONAL                                     INTEREST
DESCRIPTION                            AMOUNT        EXPIRATION DATES                 RATE
                                    ======================================================
Interest rate cap agreement         $  25,000           December 1999                7.000%
Interest rate cap agreement            25,000           December 1999                7.000%
Interest rate cap agreement            25,000           December 1999                7.000%
Interest rate swap agreement           25,000           December 2000                5.939%
                                    ---------
                                    $ 100,000
                                    =========

NOTE 3: INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No.109. The provision for income taxes consists of the following:

                         -------------------------------------
(IN THOUSANDS)              1999           1998           1997
                         =====================================
Currently payable
   Federal               $14,064        $16,789        $13,241
   State                   2,412          2,878          2,270
Deferred
   Federal                   213          2,398          1,037
   State                      36            411            178
                         -------------------------------------
                         $16,725        $22,476        $16,726
                         =====================================

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

                                               ----------------------------------
                                               1999           1998           1997
                                               ==================================
Statutory federal rate                         35.0%          35.0%          35.0%
State taxes, net of federal benefit             5.5            5.5            5.5
Other -- net                                    0.5            0.5            0.5
                                               ----------------------------------
Effective tax rate                             41.0%          41.0%          41.0%
                                               ==================================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 1999 and 1998 are as follows:

                                                    -------------------------
(IN THOUSANDS)                                          1999             1998
                                                    =========================
Deferred tax assets:
   Allowance for doubtful accounts                  $  2,392         $  1,935
   Net operating loss carryforwards                    1,019            1,144
   Other                                                 828              439
                                                    -------------------------
                                                       4,239            3,518
                                                    -------------------------
Deferred tax liabilities:
   Accumulated depreciation and amortization         (16,210)         (15,373)
   Deferred revenue                                   (2,214)          (2,029)
   Other                                              (2,569)          (2,621)
                                                    -------------------------
                                                     (20,993)         (20,023)
                                                    -------------------------
      Net deferred tax liabilities                  $(16,754)        $(16,505)
                                                    =========================

Net operating loss carryforwards for federal income tax reporting purposes approximate $2,912,000 at May 31, 1999 and are available for use against taxable income through 2006. The utilization of operating loss carryforwards is limited to $355,000 per year for federal income tax reporting purposes.

NOTE 4: COMPUTATION OF EARNINGS PER SHARE

Following is a reconciliation of the numerator and denominator used in the computation of basic and diluted EPS:

                                                        -------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                      1999           1998           1997
                                                        =====================================
Denominator:
   Denominator for basic earnings per share --
      weighted average common shares outstanding         24,443         24,305         23,952
   Effect of dilutive securities -- options                 561            836            916
                                                        -------------------------------------
                                                         25,004         25,141         24,868
                                                        =====================================
Net income                                              $24,065        $32,344        $24,073
                                                        =====================================
Earnings per share:
   Basic                                                $  0.98        $  1.33        $  1.01
                                                        =====================================
   Diluted                                              $  0.96        $  1.29        $  0.97
                                                        =====================================

NOTE 5: RENTALS UNDER NONCANCELLABLE OPERATING LEASES

In addition to short-term rentals, equipment is leased to customers under various operating leases that expire over the next three years. These leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term.

The Company's cost of equipment under operating leases at May 31, 1999, with remaining noncancellable lease terms of more than one year, is $46,007,000 before accumulated depreciation of $14,619,000 for a net book value of $31,388,000. A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 1999 is as follows:


(IN THOUSANDS)
                                   =======
2000                               $27,933
2001                                14,661
2002                                 1,641
                                   -------
                                   $44,235
                                   =======


NOTE 6: OTHER PROPERTY

Other property, at cost, consists of the following:

                                                        -------------------------
(IN THOUSANDS)                                              1999             1998
                                                        =========================
Land                                                    $  6,985         $  6,017
Buildings                                                 13,667           14,304
Furniture and other equipment                              9,770           11,210
Leasehold improvements                                     3,018            3,158
                                                        -------------------------
                                                          33,440           34,689
Less -- accumulated depreciation and amortization        (10,789)          (8,822)
                                                        -------------------------
                                                        $ 22,651         $ 25,867
                                                        =========================

NOTE 7: ACQUISITIONS

On November 14, 1997, the Company acquired the computer and test and measurement rental business of GE Capital Technology Management Services (TMS), a business engaged in renting, leasing and selling computers, workstations and general purpose test and measurement equipment. The initial purchase price based on TMS' estimated net tangible assets at November 14, 1997, was $240.8 million, payable in cash. The purchase price is subject to adjustment as a result of the Company's objections to the audited statement of net tangible assets and other claims currently in arbitration. The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of TMS have been included with those of the Company since the date of acquisition. The initial purchase price has been allocated to assets and liabilities based on their fair value as of the date of acquisition. Final allocation of the purchase price will be determined when the actual purchase price is settled by arbitration. Based on the allocation of initial purchase price over the net assets acquired, goodwill of approximately $59,628,000 was recorded. Such goodwill is being amortized on a straight-line basis over 40 years.

NOTE 8: COMMITMENTS

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.
Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

(IN THOUSANDS)
                                        ======
1999                                    $2,212
2000                                     1,750
2001                                     1,385
2002                                       890
2003                                       633
                                        ------
                                        $6,870
                                        ======

Rent expense was $3,997,000, $2,405,000, $1,285,000 in 1999, 1998 and 1997,
respectively.

NOTE 9: STOCK OPTION PLANS

The Company has stock Option Plans (the "Plans") which authorize the Board of Directors to grant options for not more than 2,117,500 shares of the Company's common stock, of which 136,545 were available for future grants at May 31, 1999. The Plans provide for both incentive stock options, which may be granted only to employees, and nonstatutory stock options, which may be granted to directors and consultants who are not employees. Pursuant to the Plans, options have been granted to directors, officers and key employees at prices not less than 100% of the fair market value at the date of grant. Options are exercisable at various dates over a ten-year period from the date of grant or a five-year period in the case of an employee who is also a 10% stockholder. The Plans provide for a variety of vesting dates with the majority of the options vesting at a rate of 25% per year over a period of four years from the date of grant. All outstanding options expire at dates ranging from June 2001 to November 2008. The following table summarizes certain information relative to options for common stock after adjustment for stock splits.


                                                    1999                         1998                            1997
                                          ------------------------      ----------------------        ------------------------
                                                          WEIGHTED                     WEIGHTED                       WEIGHTED
                                                           AVERAGE                      AVERAGE                        AVERAGE
                                                          EXERCISE                     EXERCISE                       EXERCISE
                                             SHARES          PRICE         SHARES         PRICE         SHARES           PRICE
                                          ====================================================================================
Options outstanding, beginning of year    1,369,880         $ 8.32      1,299,974        $ 4.37       1,414,620         $ 3.42
   Granted                                   33,767          13.23        454,578         14.91         117,674          11.93
   Exercised                                (65,500)          2.70       (384,672)         2.76        (227,844)          2.32
   Forfeited                                (32,376)         16.14             --            --          (4,476)          2.65
                                          ------------------------------------------------------------------------------------
Options outstanding, end of year          1,305,771         $ 8.54      1,369,880        $ 8.32       1,299,974         $ 4.38
                                          ====================================================================================
Options exercisable at end of year          869,924         $ 5.99        756,438        $ 3.98       1,050,680         $ 3.08
Weighted-average fair value of options
   granted during year                                      $ 7.62                       $ 7.62                         $ 5.88

The following summarizes information regarding stock options outstanding at May 31, 1999:

                                                          OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                      -----------------------------------------------------    --------------------------------
                                                      WEIGHTED AVERAGE
                                           NUMBER            REMAINING     WEIGHTED AVERAGE         NUMBER     WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES              OUTSTANDING     CONTRACTUAL LIFE       EXERCISE PRICE    EXERCISABLE       EXERCISE PRICE
                                      =========================================================================================
$ 2.41-$ 4.83                             579,624                  3.0               $ 3.04        579,624               $ 3.04
$ 7.23-$12.05                             290,206                  6.9                 9.95        171,609                 9.60
$12.06-$24.11                             435,941                  7.4                14.93        118,691                15.17
                                      -----------------------------------------------------------------------------------------
                                        1,305,771                  5.3               $ 8.54        869,924               $ 5.99
                                      =========================================================================================

Pro Forma Information

The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for employee stock options. Accordingly, compensation expense is recognized only when options are granted with a discounted exercise price. Any such compensation expense is recognized ratably over the associated service period, which is generally the option vesting term.

Pro forma net earnings and earnings per share information, as required by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," has been determined as if the Company had accounted for employee stock options under SFAS 123's fair value method. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1999, 1998, and 1997, respectively: risk-free interest rates of 4.9, 5.9, and 6.3 percent; dividend yield of 0 percent; expected option life of 7.6, 6.6, and 6.0 years; and volatility of 47.1, 41.4, and 39.8 percent.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the 4-year average vesting period of the options. The Company's pro forma net earnings for 1999, 1998 and 1997 were $23,045,000, $31,583,000 and $23,849,000, and pro forma net earnings per share were $.93, $1.26 and $.96, respectively. These pro forma amounts include amortized fair values attributable to options granted after May 31, 1996 only, and therefore are not representative of future pro forma amounts.

NOTE 10: SAVINGS PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

The Company maintains a Savings Plan (401(k)) and a frozen Employee Stock Ownership Plan (ESOP). Employees become eligible to participate in the 401(k) after one year of employment. The Company has the option to match contributions of participants at a rate management determines each year. For participants with three or more years of service, the Company also may elect to make additional discretionary matching contributions in excess of the rate elected for participants with less than three years of service.

The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $899,000, $713,000, and $503,000 were made for 1999, 1998 and 1997, respectively.

NOTE 11: QUARTERLY INFORMATION (UNAUDITED)

Quarterly information is as follows:

                                                                                                      INCOME PER SHARE
                                                                                                     -------------------
                                                        TOTAL          INCOME             NET
(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)         REVENUES    BEFORE TAXES          INCOME        BASIC       DILUTED
                                                     ===================================================================
Fiscal Year 1999
   First Quarter                                     $ 72,601         $ 6,358         $ 3,751        $0.15        $0.15
   Second Quarter                                      68,993          11,109           6,555         0.27         0.26
   Third Quarter                                       64,812          11,561           6,821         0.28         0.27
   Fourth Quarter                                      63,333          11,762           6,938         0.28         0.28
                                                     ------------------------------------------------------------------
                                                     $269,739         $40,790         $24,065        $0.98        $0.96
                                                     ===================================================================

Fiscal Year 1998
   First Quarter                                     $ 38,917         $11,824         $ 6,977        $0.29        $0.28
   Second Quarter                                      50,476          12,262           7,235         0.30         0.29
   Third Quarter                                       85,192          18,036          10,640         0.43         0.42
   Fourth Quarter                                      80,920          12,698           7,492         0.31         0.30
                                                     ------------------------------------------------------------------
                                                     $255,505         $54,820         $32,344        $1.33        $1.29
                                                     ===================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Electro Rent Corporation:

We have audited the accompanying consolidated balance sheets of Electro Rent Corporation (a California corporation) and subsidiaries as of May 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electro Rent Corporation and subsidiaries as of May 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1999 in conformity with generally accepted accounting principles.


                                                /s/ ARTHUR ANDERSEN
                                                Arthur Andersen LLP
                                                Los Angeles, California
                                                August 6, 1999

CAPITAL  STOCK, SHAREHOLDERS AND CASH DIVIDEND INFORMATION

The common stock of the Company is quoted on NASDAQ under the symbol ELRC. There were approximately 570 shareholders of record at August 9, 1999. The following table sets forth, for the period shown the high and low closing sale prices in the NASDAQ National Market System as reported by NASDAQ.

                           FISCAL YEAR 1999               FISCAL YEAR 1998
                      ------------------------       -------------------------
                          HIGH             LOW           HIGH             LOW
                      ========================================================
First Quarter          $24 3/4         $12 3/4       $14 9/16         $11 5/8
Second Quarter          14 3/4           9 3/4         19 1/4        12 13/16
Third Quarter           16 1/8           9 1/2         21 1/4          17 1/2
Fourth Quarter        13 15/16           9 1/4         26 1/2          20 1/4