Form 10-K, Exhibit 13
period 2000-05-31
ELECTRO RENT CORP
filed 2000-08-28
CIK 32166

                                                                      EXHIBIT 13

FINANCIAL HIGHLIGHTS 2000

                                                                                       May 31,
                                                    ------------------------------------------------------------------------
                                                      2000             1999           1998            1997            1996
                                                    --------        --------        --------        --------        --------
                                                                  (in thousands, except per share information)
REVENUES                                            $241,793        $269,739        $255,505        $150,500        $141,137
Costs of revenues and depreciation                   131,125         139,338         122,080          66,433          64,600
Selling, administrative and
    general expenses                                  65,104          77,612          69,099          42,439          37,792
Interest                                               5,465          11,999           9,506             829           2,230
                                                    --------       ---------       ---------       ---------       ---------
Income before income taxes                            40,099          40,790          54,820          40,799          36,515
Income taxes                                          15,237          16,725          22,476          16,726          14,872
                                                    --------        --------        --------        --------        --------
NET INCOME                                          $ 24,862        $ 24,065        $ 32,344        $ 24,073        $ 21,643
                                                    ========        ========        ========        ========        ========
EARNINGS PER SHARE:
    Basic                                           $   1.01        $   0.98        $   1.33        $   1.01        $   0.91
    Diluted                                         $   1.00        $   0.96        $   1.29        $   0.97        $   0.88
SHARES USED IN PER SHARE CALCULATION:
    Basic                                             24,571          24,443          24,305          23,952          23,680
    Diluted                                           24,972          25,004          25,141          24,868          24,708

TOTAL ASSETS                                        $306,435        $368,708        $457,896        $188,213        $171,428
BANK BORROWINGS                                     $ 21,800        $107,500        $226,900        $  4,200        $ 16,800
SHAREHOLDERS' EQUITY                                $221,665        $196,174        $172,009        $139,220        $114,623
SHAREHOLDERS' EQUITY PER COMMON SHARE               $   9.00        $   8.01        $   7.04        $   5.79        $   4.81

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company's business is capital intensive, with substantial capital expenditures required to maintain the equipment pool. Electro Rent's rental and lease equipment portfolio totaled $444 million, at acquisition cost, at May 31, 2000 decreasing $24 million from last year. During the three years ended May 31, 2000, the Company made payments for equipment purchases totaling $232 million, excluding the acquired TMS equipment of $193 million, resulting in a net increase in the equipment portfolio at acquisition cost of $178 million for the three-year period. The Company has three principal sources of liquidity: cash flows provided by operating activities, proceeds from the sale of equipment from its portfolio, and external funds, historically provided by bank borrowings. As the following table illustrates, cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund the Company's operations.

                                                                                                             Three Years Ended
                                                                                                             ------------------
                                                            1998              1999              2000            May 31, 2000
                                                          ---------         ---------         ---------         ------------
                                                                                   (in thousands)
Cash flows from operating activities(1)                   $  67,902         $ 163,675         $ 127,771         $ 359,348
Proceeds from sale of equipment                              32,262            31,134            37,016           100,412
Total cash flows available for equipment purchases          100,164           194,809           164,787           459,760
Payments for equipment purchases                            (76,927)          (73,406)          (81,802)         (232,135)
Net increase (decrease) in bank borrowings(2)               222,700          (119,400)          (85,700)           17,600
Net increase (decrease) in equipment portfolio
    at acquisition cost                                     201,845               (50)          (23,958)          177,837

(1) For the components of cash flows from operating activities, see the Consolidated Statements of Cash Flows.

(2) Includes $240.8 million initial purchase price payment for TMS made on November 14, 1997.

As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 198% of the funds required for equipment purchased during the three-year period. Rental and lease revenues have been significantly supplemented as a source of cash flow by proceeds from the sale of equipment from Electro Rent's portfolio. Management believes that cash flows from operating activities, proceeds from the sale of equipment and its borrowing capacity (see Note 2 of Notes to Consolidated Financial Statements) will be sufficient to fund the Company's operations. Additionally, the Company believes that it currently has low leverage ratios for a firm in the rental and leasing business.

The decrease in fiscal 2000 cash flows from operating activities relates primarily to lower depreciation and amortization which is associated with the reduced equipment portfolio. Changes in accounts payable, accounts receivable, and accrued expenses also contributed to this decrease.

The market for test and measurement equipment appeared to strengthen during fiscal 2000, and as a result, expenditures for equipment increased. Bank borrowings are likely to be repaid in full during the first half of fiscal 2001, and cash is likely to accumulate thereafter. At May 31, 2000, the Company had $40.0 million of available borrowing capacity under its line of credit with a syndicate of 21 commercial banks, of which $18.2 million was unused.

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

FISCAL 2000 COMPARED WITH FISCAL 1999

Total revenues for the year ended May 31, 2000 decreased 10% to $241.8 million from $269.7 million, reflecting the continued decline in the demand for personal computers, and the greater than expected contraction of the combined business after the acquisition of TMS in fiscal 1998. Rental and lease revenues decreased 15% to $199.0 million. However, sales of equipment and other revenues increased 19% to $42.8 million reflecting greater liquidation of equipment returning from leases.

Depreciation of equipment as a percentage of rental and lease revenues increased from 45% in fiscal 1999 to 48% in fiscal 2000. This increase is primarily due to lower equipment utilization, caused by continued weakness in the personal computer business, and an acceleration of depreciation for personal computers implemented at the beginning of fiscal 1999.

Costs of revenues other than depreciation primarily includes the cost of equipment sales, which decreased from 88% of equipment sales in fiscal 1999 to 82% of equipment sales in fiscal 2000. This decrease is primarily attributable to the sale of more fully depreciated personal computers in fiscal 2000.

Selling, general and administrative expenses totaled $65.1 million or 27% of total revenues for fiscal 2000, as compared to $77.6 million or 29% of total revenues for fiscal 1999. The decrease in the expense ratio primarily reflects an employee reduction of approximately 8% resulting from a restructuring of the sales organization, and lower freight costs achieved through improved equipment management.

As a result of the changes in revenues, operating costs and expenses discussed above, earnings before interest and income taxes were $45.6 million or 19% of total revenues for fiscal 2000 compared to $52.8 million or 20% of total revenues for fiscal 1999.

Interest expense decreased to $5.5 million in fiscal 2000 from $12.0 million in fiscal 1999. The decrease results from further repayments of bank borrowings used to finance the TMS acquisition in November 1997.

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

Depreciation of equipment as a percentage of rental revenues increased from 39% in fiscal 1998 to 45% in fiscal 1999. This increase is primarily due to lower equipment utilization following the TMS acquisition, an acceleration of depreciation for personal computers implemented at the beginning of fiscal 1999, and an increased proportion of personal computer operating leases in the acquired TMS equipment pool which generally have lower rates than rentals.

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

YEAR 2000

Many computer programs and microprocessors were designed and developed without consideration of the impact of the transition to the year 2000. As a result, these programs and microprocessors may not be able to differentiate between the year "1900" and "2000"; the year 2000 may be recognized as the two-digit number "00". If not corrected, this could have caused difficulties in obtaining accurate system data and support.

The Company has purchased numerous computer systems since its inception. The Company's owned software and hardware is substantially Year 2000 compliant. The costs associated with such compliance were not material to the Company's liquidity or results of operations. Further, the Company's critical third party software was generally Year 2000 compliant, with minor issues, and was capable of functioning after December 31, 1999.

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

The table below presents the principal (or notional) amounts and related weighted average interest rates of the Company's bank borrowings and derivative financial instruments by expected maturity dates. The table reflects expected maturities as of May 31, 2000 and does not reflect changes which could arise after that time. There are no expected maturities after May 31, 2001. The Company's ultimate realized gain or loss with respect to interest rate fluctuations will depend on exposures that arise during the respective period, the Company's hedging strategies at the time, and actual interest rates.

                                                     Year Ended
                                                    May 31, 2001   Fair Value
                                                    ------------   ----------
                                              (in thousands, except percentages)
Bank Borrowings
    Principal amount(a)                               $21,800        $21,800
    Average interest rate(b)                               VR%
Interest Rate SWAP
    Notional amount(c)                                $25,000        $   149
    Rate to be paid by the Company                      5.939%
    Rate to be received by the Company                3-month
                                                        LIBOR

(a) Bank borrowings consist of the Company's unsecured revolving line of credit (see Note 2 to Notes to Consolidated Financial Statements), which provided for total available credit of $40.0 million at May 31, 2000. Interest on the line of credit is payable in accordance with the applicable London Interbank Offering Rate (LIBOR) agreement or quarterly, and accrues, at the Company's option, either at the LIBOR plus margin (as defined) or the Base Rate (as defined). The weighted average interest rate for the Company's outstanding bank borrowings at May 31, 2000 was 7.0%. For the year ended May 31, 2000, 1999 and 1998, the weighted average interest rate on bank borrowings was 6.4%, 6.2% and 6.3%, respectively.

(b) Variable Rate (VR) based on LIBOR plus margin or Base Rate as defined in the Credit Agreement.

(c) In December 1997, the Company entered into one 3-year floating rate to fixed rate interest rate swap agreement in the notional amount of $25.0 million. The impact of this contract on interest expense for fiscal years 2000, 1999 and 1998 was immaterial.

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

CONSOLIDATED STATEMENTS OF INCOME

                                                                    Year Ended May 31,
                                                      --------------------------------------------
                                                          2000            1999            1998
                                                        --------        --------        --------
                                                      (in thousands, except per share information)
REVENUES:
    Rentals and leases                                  $199,022        $233,682        $218,289
    Sales of equipment and other revenues                 42,771          36,057          37,216
                                                        --------        --------        --------
    Total revenues                                       241,793         269,739         255,505
                                                        --------        --------        --------
COSTS AND EXPENSES:
    Depreciation of equipment                             95,769         106,051          85,232
    Costs of revenues other than depreciation             35,356          33,287          36,848
    Selling, administrative and general expenses          65,104          77,612          69,099
    Interest                                               5,465          11,999           9,506
                                                        --------        --------        --------
    Total costs and expenses                             201,694         228,949         200,685
                                                        --------        --------        --------
Income before income taxes                                40,099          40,790          54,820
Income taxes                                              15,237          16,725          22,476
                                                        --------        --------        --------
Net income                                              $ 24,862        $ 24,065        $ 32,344
                                                        ========        ========        ========
Earnings per share:
    Basic                                               $   1.01        $   0.98        $   1.33
    Diluted                                             $   1.00        $   0.96        $   1.29
Shares used in per share calculation:
    Basic                                                 24,571          24,443          24,305
    Diluted                                               24,972          25,004          25,141


The accompanying notes are an integral part of these consolidated financial statements.

                                                                              17
CONSOLIDATED BALANCE SHEETS

                                                                                      May 31,
                                                                              ------------------------
                                                                                2000            1999
                                                                              --------        --------
                                                                              (in thousands, except
                                                                                 share information)
ASSETS
    Cash                                                                      $  1,605        $  4,039
    Accounts receivable, net of allowance for doubtful accounts
       of $4,866 and $5,834                                                     29,862          45,874
    Rental and lease equipment, net of accumulated depreciation
       of $254,354 and $239,102                                                190,107         229,317
    Other property, net of accumulated depreciation and amortization
       of $10,409 and $10,789                                                   20,608          22,651
    Goodwill, net of accumulated amortization of $9,717 and $7,967              59,719          61,469
    Other                                                                        4,534           5,358
                                                                              --------        --------
                                                                              $306,435        $368,708
                                                                              ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
    Bank borrowings                                                           $ 21,800        $107,500
    Accounts payable                                                            22,635          21,555
    Accrued expenses                                                            24,921          26,725
    Net deferred income tax liability                                           15,414          16,754
                                                                              --------        --------
       Total liabilities                                                        84,770         172,534
                                                                              --------        --------
Commitments and contingencies
Shareholders' equity
    Preferred stock, $1 par - shares authorized 1,000,000; none issued              --              --
    Common stock, no par - shares authorized 40,000,000;
       issued and outstanding: 2000 - 24,634,585; 1999 - 24,475,749             11,139          10,510
    Retained earnings                                                          210,526         185,664
                                                                              --------        --------
       Total shareholders' equity                                              221,665         196,174
                                                                              --------        --------
                                                                              $306,435        $368,708
                                                                              ========        ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                              Three years ended May 31, 2000
                                                                        ----------------------------------------
                                                                             Common Stock
                                                                        ------------------------
                                                                         Number                         Retained
                                                                        of Shares        Amount         Earnings
                                                                        ---------       --------        --------
                                                                                     (in thousands)
Balance, May 31, 1997                                                     24,070        $  9,965        $129,255
    Exercise of stock options, net, including related tax effect             346             445              --
    Net income for the year ended May 31, 1998                                --              --          32,344
                                                                         -------        --------        --------
Balance, May 31, 1998                                                     24,416          10,410         161,599
    Exercise of stock options, net, including related tax effect              60             100              --
    Net income for the year ended May 31, 1999                                --              --          24,065
                                                                         -------        --------        --------
Balance, May 31, 1999                                                     24,476          10,510         185,664
    Exercise of stock options, net, including related tax effect             159             629              --
    Net income for the year ended May 31, 2000                                --              --          24,862
                                                                         -------        --------        --------
Balance, May 31, 2000                                                     24,635        $ 11,139        $210,526
                                                                         =======        ========        ========


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Year Ended May 31,
                                                                              ---------------------------------------------
                                                                                2000              1999              1998
                                                                              ---------         ---------         ---------
                                                                                             (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                $  24,862         $  24,065         $  32,344
    Adjustments to reconcile net income to net cash
       provided by operating activities:
           Depreciation and amortization                                        100,655           110,831            88,278
           Provision for losses on accounts receivable                            1,265             2,714             3,111
           Gain on sale of equipment                                             (6,767)           (3,644)           (7,503)
           Change in operating assets and liabilities:
              (Increase) decrease in accounts receivable                         14,747            17,930           (47,744)
              Decrease in other assets                                               43             1,478             1,657
              Increase (decrease) in accounts payable                            (3,890)            5,076            (9,141)
              Increase (decrease) in accrued expenses                            (1,804)            4,976             4,091
              Increase (decrease) in net deferred income tax liability           (1,340)              249             2,809
                                                                              ---------         ---------         ---------
              Net cash provided by operating activities                         127,771           163,675            67,902
                                                                              ---------         ---------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sale of equipment                                              37,016            31,134            32,262
    Payments for acquisition of business                                             --                --          (244,500)
    Payments for purchase of rental and lease equipment                         (81,802)          (73,406)          (76,927)
    Payments for purchase of other property                                        (348)             (345)           (1,808)
                                                                              ---------         ---------         ---------
              Net cash used in investing activities                             (45,134)          (42,617)         (290,973)
                                                                              ---------         ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Increase (decrease) in bank borrowings                                      (85,700)         (119,400)          222,700
    Proceeds from issuance of common stock                                          629               100               445
                                                                              ---------         ---------         ---------
              Net cash provided by (used in) financing activities               (85,071)         (119,300)          223,145
                                                                              ---------         ---------         ---------
Net increase (decrease) in cash                                                  (2,434)            1,758                74
Cash at beginning of year                                                         4,039             2,281             2,207
                                                                              ---------         ---------         ---------
Cash at end of year                                                           $   1,605         $   4,039         $   2,281
                                                                              =========         =========         =========


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Organization: Electro Rent Corporation primarily engages in the short-term rental and the lease of state-of-the-art electronic equipment. The Company maintains an equipment portfolio composed primarily of general purpose test and measurement instruments, personal computers and workstations purchased from leading manufacturers. Another aspect of the Company's business is the sale of equipment after its utilization for rental or lease. The Company's customers are primarily located in the United States and operate in various industry segments including aerospace and defense, telecommunications, consulting and computer technology. During fiscal 2000, 1999 and 1998 no customer accounted for more than 10% of total revenues.

Basis of Presentation: The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated.

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

Revenue Recognition: Rental and lease revenue is billed and recognized on a monthly basis. Other revenue consists of billings to customers for equipment sales, delivery, or repairs, which is recognized in the period in which the respective equipment is shipped or the services are performed.

Rental and Lease Equipment and Other Property: Assets are stated at cost. Upon retirement or disposal of assets, the cost and the related allowance for depreciation are eliminated from the accounts and any gain or loss is recognized. Depreciation of rental and lease equipment and other property is computed using the straight-line and sum-of-the-years'-digits methods over the estimated useful lives of the respective equipment. New rental and lease equipment is depreciated over three to seven years, and used equipment over two to six years, depending on the type of equipment. Normal maintenance and repairs are expensed as incurred.

Capital Leases: The Company has certain customer leases providing bargain purchase options, which are accounted for as sales-type leases. At May 31, 2000 and 1999 investment in sales-type leases of $1,380,000 and $893,000 net of deferred interest of $82,000 and $65,000 is included in other assets. Interest income is recognized over the life of the lease using the effective interest method.

Fair Value of Financial Instruments: The carrying amount of cash and accounts receivable approximates fair value due to the short maturity of these instruments. Bank borrowings bear interest at rates that approximate the current market interest rates for similar instruments and, accordingly, the carrying value approximates fair value.

Impairment of Assets: The Company recognizes impairment losses on equipment held for rental and lease when the expected future cash flows are less than the asset's carrying value, in which case the asset is written down to its estimated recoverable value. The Company would recognize impairment losses on goodwill when expected future cash flows from the related operations are less than the carrying value.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. The Company sells primarily on 30-day terms, performs credit evaluation procedures on each customer's individual transactions and requires security deposits or personal guarantees from its customers when significant credit risks are identified. Typically, most customers are large, established firms. Historically, the Company has not incurred significant credit related losses. An allowance for potential credit losses is maintained.

                                                                              21
Derivative Financial Instruments: The Company uses derivative financial instruments as a means of managing interest-rate risk associated with current debt. The Company's interest rate protection agreements generally consist of interest rate swap agreements and interest rate cap agreements. These instruments are matched with variable rate debt, and payments thereon are recorded on a settlement basis as an adjustment to interest expense. Premiums paid to purchase interest rate cap agreements are amortized as an adjustment of interest expense over the life of the contract. Derivative financial instruments are not held for trading purposes. (See Note 2 to Notes to Consolidated Financial Statements).

Net Income Per Common and Common Equivalent Share: Basic earnings per share ("EPS") is computed as net income divided by the weighted average number of shares of common stock outstanding for the reported period, excluding the dilutive effects of stock options and other potentially dilutive securities. Diluted EPS is computed as net income divided by the weighted average number of shares outstanding of common stock and common stock equivalents for the reported period. Common stock equivalents result from the dilutive stock options computed using the treasury stock method.

Cash Flow: Supplemental disclosures of cash paid during the year for:

                        2000           1999           1998
                      -------        -------        -------
                                  (in thousands)
Interest              $ 4,545        $12,144        $ 7,644
Income taxes           17,030         10,409         21,887


Supplemental disclosure of non-cash investing and financing activities: The Company acquired equipment of $19,947,000, $14,977,000, and $19,231,000 at May
31, 2000, 1999 and 1998, respectively, which was paid for during the subsequent year.

New Accounting Pronouncements: During 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting derivative and hedging information. The standard as amended in SFAS 137 is effective for periods beginning after June 15, 2000 and will be adopted by the Company in fiscal 2001. It is not expected that the adoption of this standard will have a significant impact on the consolidated financial statements.


NOTE 2: BORROWINGS

On November 14, 1997, in connection with the acquisition of the net tangible assets of GE Capital Technology Management Services, the Company obtained a $330,000,000 unsecured revolving line of credit with a syndicate of twenty-one banks which expires on November 14, 2000. The agreement called for mandatory reductions of the available line of credit of $10,000,000 on May 31, 1998, $10,000,000 on November 30, 1998 and $20,000,000 on May 31, 1999, and allows for voluntary reductions. At May 31, 2000, the line of credit had been reduced to $40,000,000. Interest under the line of credit is determined at the time of borrowing and, at the Company's option, can be based on a base rate, LIBOR or other variable rates. The line of credit requires the payment of a facility fee, and includes requirements regarding the level of the Company's tangible net worth, interest coverage ratios and leverage ratios. At May 31, 2000, $21,800,000 was outstanding under this line. The weighted average interest rate under this line was 7.0% at May 31, 2000. Weighted average borrowing for the year ended May 31, 2000 was $62,500,000 with an average interest rate of 6.4%.

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

As of May 31, 2000 and 1999 the Company held one interest rate swap agreement with a notional amount of $25,000,000, interest rate of 5.939% and expiration date of December 2000. As of May 31, 1999, the Company held three interest rate cap agreements, each with a notional amount of $25,000,000, interest rate of 7% and expiration date of December 1999.

NOTE 3: INCOME TAXES

The provision for income taxes consists of the following:

(in thousands)          2000             1999            1998
                      --------         --------        --------
Current
    Federal           $ 14,505         $ 14,064        $ 16,789
    State                2,072            2,412           2,878
Deferred
    Federal             (1,172)             213           2,398
    State                 (168)              36             411
                      --------         --------        --------
                      $ 15,237         $ 16,725        $ 22,476
                      ========         ========        ========


A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

                                             2000            1999           1998
                                             ----            ----           ----
Statutory federal rate                       35.0%           35.0%          35.0%
State taxes, net of federal benefit           5.0             5.5            5.5
Other -- net                                 (2.0)            0.5            0.5
                                             ----            ----           ----
Effective tax rate                           38.0%           41.0%          41.0%
                                             ====            ====           ====




The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 2000 and 1999 are as follows:

(in thousands)                                         2000             1999
                                                     --------         --------
Deferred tax assets:
    Allowance for doubtful accounts                  $  1,946         $  2,392
    Net operating loss carryforwards                      877            1,019
    Other                                               1,551              828
                                                     --------         --------
                                                        4,374            4,239
                                                     --------         --------
Deferred tax liabilities:
    Accumulated depreciation and amortization         (15,723)         (16,210)
    Deferred revenue                                   (2,153)          (2,214)
    Other                                              (1,912)          (2,569)
                                                     --------         --------
                                                      (19,788)         (20,993)
                                                     --------         --------
    Net deferred tax liabilities                     $(15,414)        $(16,754)
                                                     ========         ========


Net operating loss carryforwards for federal income tax reporting purposes approximate $2,557,000 at May 31, 2000 and are available for use against taxable income through 2006. The utilization of operating loss carryforwards is limited to $355,000 per year for federal income tax reporting purposes.

NOTE 4: COMPUTATION OF EARNINGS PER SHARE

Following is a reconciliation of the numerator and denominator used in the computation of basic and diluted EPS:

(in thousands, except per share data)                                     2000           1999           1998
                                                                        -------         ------         ------
Denominator:
    Denominator for basic earnings per share -- weighted average
       common shares outstanding                                         24,571         24,443         24,305
    Effect of dilutive securities -- options                                401            561            836
                                                                        -------        -------       --------
                                                                         24,972         25,004         25,141
                                                                        =======        =======        =======
Net income                                                              $24,862        $24,065        $32,344
                                                                        =======        =======        =======
Earnings per share:
    Basic                                                               $  1.01        $  0.98        $  1.33
                                                                        =======        =======        =======
    Diluted                                                             $  1.00        $  0.96        $  1.29
                                                                        =======        =======        =======


Certain options to purchase the Company's common stock were not included in the computation of diluted earnings per share because to do so would have been antidilutive. The quantity of such options is 510,137, 429,267 and 1,068,188 at May 31, 2000, 1999, and 1998 respectively.

NOTE 5: RENTALS UNDER NONCANCELLABLE OPERATING LEASES

In addition to short-term rentals, equipment is leased to customers under various operating leases that expire over the next three years. These leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term.

The Company's cost of equipment under operating leases at May 31, 2000, with remaining noncancellable lease terms of more than one year, is $26,577,000 before accumulated depreciation of $11,082,000 for a net book value of $15,495,000.

A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 2000 is as follows:

(in thousands)
2001                     $14,622
2002                       8,014
2003                       1,144
                         -------
                         $23,780
                         =======

NOTE 6: OTHER PROPERTY

Other property, at cost, consists of the following:

(in thousands)                                            2000             1999
                                                        --------         ---------
Land                                                    $  6,985         $  6,985
Buildings                                                 13,525           13,667
Furniture and other equipment                              7,821            9,770
Leasehold improvements                                     2,686            3,018
                                                        --------         --------
                                                          31,017           33,440
Less -- accumulated depreciation and amortization        (10,409)         (10,789)
                                                        --------         --------
                                                        $ 20,608         $ 22,651
                                                        ========         ========

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


NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.

Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

(in thousands)
2001                      $2,253
2002                       1,971
2003                       1,109
2004                         568
2005                         168
                          ------
                          $6,069
                          ======


Rent expense was $3,630,000, $3,997,000, and $2,405,000 in 2000, 1999, and 1998,
respectively.

The Company from time to time is involved in various disputes. Any amounts received by the Company are recorded as income when received. It is management's opinion that none of the open matters at May 31, 2000 will have a material adverse effect on the Company's financial position.

NOTE 9: STOCK OPTION PLANS

The Company has stock Option Plans (the "Plans") which authorize the Board of Directors to grant options for 2,117,500 shares of the Company's common stock, of which 173,805 were available for future grants at May 31, 2000. The Plans provide for both incentive stock options, which may be granted only to employees, and nonstatutory stock options, which may be granted to directors and consultants who are not employees. Pursuant to the Plans, options have been granted to directors, officers and key employees at prices not less than 100% of the fair market value at the date of grant. Options are exercisable at various dates over a ten-year period from the date of grant or a five-year period in the case of an employee who is also a 10 percent stockholder. The Plans provide for a variety of vesting dates with the majority of the options vesting at a rate of 25 percent per year over a period of four years from the date of grant. All outstanding options expire at dates ranging from June 2001 to November 2008. The following table summarizes certain information relative to options for common stock after adjustment for stock splits.

                                                   2000                         1999                           1998
                                       --------------------------     -------------------------      -------------------------
                                                         Weighted                      Weighted                      Weighted
                                                         Average                       Average                        Average
                                                         Exercise                      Exercise                       Exercise
                                         Shares           Price         Shares           Price         Shares           Price
                                       ---------        ---------     ---------        --------      ---------       ---------
Options outstanding,
    beginning of year                  1,305,771         $ 8.54       1,369,880         $ 8.32       1,299,974         $ 4.37
       Granted                             9,618          12.94          33,767          13.23         454,578          14.91
       Exercised                        (167,664)          2.92         (65,500)          2.70        (384,672)          2.76
       Forfeited                         (46,878)         14.47         (32,376)         16.14              --             --
                                       ---------         ------       ---------         ------       ---------         ------
Options outstanding, end of year       1,100,847         $ 9.19       1,305,771         $ 8.54       1,369,880         $ 8.32
                                       =========         ======       =========         ======       =========         ======
Options exercisable at end of year       866,597         $ 7.83         869,924         $ 5.99         756,438         $ 3.98
Weighted-average fair value of
    options granted during year                          $ 6.44                         $ 7.62                         $ 7.62



The following summarizes information regarding stock options outstanding at May 31, 2000:

                                                     Options Outstanding                 Options Exercisable
                                          ---------------------------------------      -------------------------
                                                           Weighted
                                                            Average      Weighted                      Weighted
                                                           Remaining      Average                       Average
                                            Number        Contractual    Exercise        Number        Exercise
Range of Exercise Prices                  Outstanding        Life         Price        Exercisable       Price
                                          -----------     -----------   ---------      -----------     ---------
$ 2.64 - $ 3.42                             398,460           2.0        $ 3.04          398,460        $ 3.04
$ 4.36 - $12.94                             302,120           5.5          9.74          264,870          9.51
$13.87 - $24.11                             400,267           6.3         14.88          203,267         15.03
                                          ---------           ---        ------          -------        ------
                                          1,100,847           4.5        $ 9.19          866,597        $ 7.83
                                          =========           ===        ======          =======        ======


Pro Forma Information: The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for employee stock options. Accordingly, compensation expense is recognized only when options are granted with a discounted exercise price. Any such compensation expense is recognized ratably over the associated service period, which is generally the option vesting term.

Pro forma net earnings and earnings per share information, as required by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," has been determined as if the Company had accounted for employee stock options under SFAS 123's fair value method. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2000, 1999, and 1998, respectively: risk-free interest rates of 5.8, 4.9, and 5.9 percent; dividend yield of 0 percent; expected option life of 5.0, 7.6, and 6.6 years; and volatility of 47.8, 47.1, and 41.4 percent.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the 4-year average vesting period of the options. The Company's pro forma net earnings for 2000, 1999 and 1998 were $23,994,000, $23,045,000 and $31,583,000, and pro forma net earnings per share were $.97, $.93 and $1.26, respectively. These pro forma amounts include amortized fair values attributable to options granted after May 31, 1996 only, and therefore are not representative of future pro forma amounts.


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

The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $756,000, $899,000, and $713,000 were made for 2000, 1999, and 1998, respectively.


NOTE 11: QUARTERLY INFORMATION (UNAUDITED)

Quarterly information is as follows:

                                                                                                      Earnings per share
                                                        Total           Income          Net          -------------------
(in thousands, except per share information)          Revenues      Before Taxes       Income         Basic      Diluted
                                                      --------      ------------      --------       -------    --------
Fiscal Year 2000
    First Quarter                                     $ 62,753        $ 10,425        $  6,464        $0.26       $0.26
    Second Quarter                                      61,465           9,846           6,105         0.25        0.24
    Third Quarter                                       59,089           8,692           5,389         0.22        0.22
    Fourth Quarter                                      58,486          11,136           6,904         0.28        0.28
                                                      --------        --------        --------        -----       -----
                                                      $241,793        $ 40,099        $ 24,862        $1.01       $1.00
                                                      ========        ========        ========        =====       =====

Fiscal Year 1999
    First Quarter                                     $ 72,601        $  6,358        $  3,751        $0.15       $0.15
    Second Quarter                                      68,993          11,109           6,555         0.27        0.26
    Third Quarter                                       64,812          11,561           6,821         0.28        0.27
    Fourth Quarter                                      63,333          11,762           6,938         0.28        0.28
                                                      --------        --------        --------        -----       -----
                                                      $269,739        $ 40,790        $ 24,065        $0.98       $0.96
                                                      ========        ========        ========        =====       =====

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Electro Rent Corporation:

We have audited the accompanying consolidated balance sheets of Electro Rent Corporation (a California corporation) and subsidiaries as of May 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electro Rent Corporation and subsidiaries as of May 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2000 in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP
-------------------------
Arthur Andersen LLP
Los Angeles, California
August 1, 2000



CAPITAL STOCK, SHAREHOLDERS AND CASH DIVIDEND INFORMATION

The common stock of the Company is quoted on NASDAQ under the symbol ELRC. There were approximately 503 shareholders of record at August 4, 2000. The following table sets forth, for the period shown the high and low closing sale prices in the NASDAQ National Market System as reported by NASDAQ.

                             Fiscal Year 2000                 Fiscal Year 1999
                        -------------------------        --------------------------
                          High             Low              High              Low
                        --------        ---------        ---------          -------
First Quarter               $13         $10-3/4          $24-3/4            $12-3/4
Second Quarter               13          10-1/2           14-3/4              9-3/4
Third Quarter                12          10-11/16         16-1/8              9-1/2
Fourth Quarter           12-3/8           9-7/8           13-15/16            9-1/4