Form 10-K, Exhibit 13
period 2002-05-31
ELECTRO RENT CORP
filed 2002-08-29
CIK 32166

Financial Highlights

02

(in thousands, except per share information)

	May 31,

	2002	2001	2000	1999	1998

Revenues	$147,864	$211,176	$241,793	$269,739	$255,505
Costs of revenues and depreciation	81,678	99,724	131,125	139,338	122,080
Selling, administrative and general expenses	50,492	62,625	65,104	77,612	69,099
Interest (income) expense, net	(2,232)	(708)	5,465	11,999	9,506

Income before income taxes	17,926	49,535	40,099	40,790	54,820
Income taxes	4,804	18,822	15,237	16,725	22,476

Net income	$13,122	$30,713	$24,862	$24,065	$32,344

Earnings per share:
Basic	$0.53	$1.26	$1.01	$0.98	$1.33
Diluted	$0.53	$1.24	$1.00	$0.96	$1.29
Shares used in per share calculation:
Basic	24,602	24,416	24,571	24,443	24,305
Diluted	24,837	24,753	24,972	25,004	25,141
Total assets	$305,390	$312,468	$306,435	$368,708	$457,896
Bank borrowings	$—	$—	$21,800	$107,500	$226,900
Shareholders’ equity	$264,717	$250,186	$221,665	$196,174	$172,009
Shareholders’ equity per common share	$10.68	$10.21	$9.00	$8.01	$7.04

Electro Rent 2002 Annual Report

Management’s Discussion and Analysis of Financial
Condition and Results of Operations

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the fiscal 2002 Consolidated Financial Statements and the notes thereto and the other financial and statistical information appearing elsewhere in this annual report.

Overview

The Company generates revenues through the rental, lease and sale of electronic equipment, including test and measurement equipment and data products (personal computers and workstations). In fiscal 2002, 62.6% of rental and lease revenues were derived from test and measurement equipment. This percentage has been increasing over the last four years as a result of a steady erosion of data products revenues related to the weak economy and declines in product purchase prices and rental and lease rates. Short-term rental revenues comprised 73.2% of fiscal 2002 rental and lease revenue, and this percentage also has been increasing over the last four years due to a significant decline in personal computer leasing activity.

The Company’s profitability is primarily a function of the volume and pricing of rental and lease transactions, and utilization of the equipment pool. Significant changes in the purchase or disposal price of equipment or interest rates can also have a significant effect on the Company’s profitability, depending on the ability of the Company to adjust pricing and rental and lease rates for these changes. The Company’s business requires significant expenditures for equipment and, consequently, requires substantial liquidity to finance such expenditures.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, management reviews these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including intangibles, allowance for doubtful accounts, and contingencies and litigation. These estimates are based on management’s historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes, however, that the estimates, including those for the above-listed items, are reasonable.

Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements:

Asset lives and depreciation methods: The Company’s primary business involves the purchase and subsequent rental and leasing of long-lived electronic equipment. Management has chosen asset lives that it believes correspond to the economic life of the related asset. Management has chosen depreciation methods that it believes matches the benefit to the Company from the asset with the associated costs. These judgments have been made based on management’s expertise in each equipment type that the Company carries. The Company records an impairment when the future undiscounted cash flows are below net book value.

Impairment of long-lived assets: On a regular basis, management reviews the carrying value of its rental and leasing equipment and intangible assets to determine if the carrying value of the assets may not be recoverable due to current and forecasted economic conditions. This requires management to make estimates related to future undiscounted cash flows from the assets and to determine whether any deterioration is temporary or permanent. If these estimates or the related assumptions change in the future, management may be required to record additional impairment charges.

Allowance for doubtful accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make rental and leasing payments. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of the Company’s customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased.

Electro Rent 2002 Annual Report

Contingencies and litigation: The Company is subject to legal proceedings and business disputes involving ordinary and routine claims. The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are made after consultation with outside counsel. If estimates of potential losses increase or the related facts and circumstances change in the future, the Company may be required to record either more or less litigation expense.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations.” SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those that are required to be included in goodwill. The Company adopted SFAS 141 in the first quarter of fiscal year 2002. Adoption of SFAS 141 did not have a significant impact on our financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” SFAS 142 requires, among other things, the discontinuance of goodwill amortization and the testing for impairment of goodwill at least annually. The Company adopted SFAS 142 in the first quarter of fiscal year 2002. The impact of SFAS 142 on the Company’s financial position and results of operations was primarily the elimination of annual goodwill amortization of $1.4 million.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which is effective for the fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 144 as required on June 1, 2002. This standard will not have a significant effect on the Company’s consolidated financial statements upon adoption.

Fiscal 2002 Compared with Fiscal 2001

Total revenues for fiscal 2002 decreased 30% to $147.9 million from $211.2 million for the prior year. Rental and leasing revenues decreased 34% to $115.3 million, primarily as a result of continued weakness in the business. Sales of equipment and other revenues decreased 14% to $32.6 million due to lower demand for test and measurement (T&M) and data products (DP) equipment. The T&M and DP businesses were negatively impacted by the weak economy in fiscal 2002. Additionally, rental and lease revenues declined significantly as a result of lower demand in the telecommunications sector for T&M equipment and in the consulting services sector for DP equipment.

In spite of progress in reducing our DP equipment pool and related depreciation, depreciation of equipment increased from 42% of rental and lease revenues in fiscal 2001 to 51% of rental and lease revenues in fiscal 2002. This expense ratio increased because the 19% decline in depreciation expense from the prior year period was exceeded by a 34% decline in rental and lease revenues. These changes also reflect the lower rates of equipment utilization and lower rental and lease yields in the current year, as compared to the prior year.

DP equipment utilization remained near its lowest historical level, while T&M equipment utilization continued a decline which began in the fourth quarter of fiscal 2001 and reached its lowest level since fiscal 1994. As discussed above, the weak economy and certain distressed market sectors reduced demand for rental and lease equipment, which in turn decreased overall equipment utilization. DP equipment utilization actually increased slightly to 60% at the end of fiscal 2002 from 58% at the end of fiscal 2001, while T&M equipment utilization declined to 52% from 59% for the respective dates.

Electro Rent 2002 Annual Report

Costs of revenues other than depreciation primarily includes the cost of equipment sales, which increased from 69% of equipment sales in fiscal 2001 to 70% of equipment sales in fiscal 2002. This cost ratio increase reflects the liquidation of used equipment which is cumulatively less depreciated in the current year, compared to the prior year.

Selling, general and administrative expenses totaled $50.5 million for fiscal 2002, or 34% of revenues, as compared to $62.6 million, or 30% of revenues, for fiscal 2001. Although SG&A expenses were reduced by 19%, reflecting a reduction in personnel, the closing of certain locations, resolution of the GE Capital Technology Management Services (TMS) arbitration, and the termination of goodwill amortization, total revenues declined at a faster rate of 30%.

As a result of the changes in revenues, operating costs and expenses discussed above, earnings before interest and taxes were $15.7 million or 11% of total revenues in fiscal 2002 compared to $48.8 million or 23% of total revenues in fiscal 2001.

Net interest income increased from $0.7 million in fiscal 2001 to $2.2 million in fiscal 2002. This change is due to the repayment of all bank borrowings during fiscal 2001, and subsequent investment of the Company’s net cash flow in money market instruments.

At fiscal year-end, the Company re-evaluated its accrued liability relating to state, federal, local and foreign income taxes and reduced income tax expense by approximately $2.0 million in the fourth quarter of fiscal 2002. As a result, the effective tax rate was 27% in fiscal 2002, as compared to 38% in fiscal 2001.

Fiscal 2001 Compared with Fiscal 2000

Total revenues for the year ended May 31, 2001 decreased 13% to $211.2 million from $241.8 million, primarily as a result of continuing attrition of the GE Capital Technology Management Services (TMS) business acquired by the Company in November 1997 and a generally weak personal computer market during the last 12 months, partially offset by increased rentals of test and measurement equipment in the Company’s telecommunications product line. Rental and lease revenues decreased 13% to $173.5 million in fiscal 2001, largely for the reasons noted above, and sales of equipment and other revenues decreased 12% to $37.7 million in fiscal 2001.

Depreciation of equipment decreased from 48% of rental and lease revenues in fiscal 2000 to 42% of rental and lease revenues in fiscal 2001. This decrease is primarily due to the fact that a large portion of computers acquired from TMS in fiscal 1998 became fully depreciated in the last half of fiscal 2000. This decrease also reflects the shift in the Company’s equipment portfolio from personal computers, having relatively shorter useful lives, to test and measurement equipment, having relatively longer useful lives.

Costs of revenues other than depreciation primarily includes the cost of equipment sales, which decreased from 82% of equipment sales in fiscal 2000 to 69% of equipment sales in fiscal 2001. This cost ratio decrease primarily results from the sale of equipment that is generally more depreciated than in the prior fiscal year and several non-recurring customer settlements.

Selling, general and administrative expenses totaled $62.6 million in fiscal 2001, or 30% of revenues, as compared to $65.1 million, or 27% of revenues, in fiscal 2000. This expense ratio increase reflects the 13% decline in total revenues, partially offset by a 4% decline in SG&A primarily resulting from a reduction in personnel and the closing of certain facilities.

As a result of the changes in revenues, operating costs and expenses discussed above, earnings before interest and taxes were $48.8 million, or 23% of total revenues in fiscal 2001, compared to $45.6 million, or 19% of total revenues in fiscal 2000.

Net interest income and expense changed from expense of $5.5 million in fiscal 2000 to income of $0.7 million in fiscal 2001. This change results from the Company’s repayment of all of its bank borrowings during the second quarter of fiscal 2001, and the Company’s subsequent investment of its cash in money market instruments.

Electro Rent 2002 Annual Report

Liquidity and Capital Resources

Electro Rent’s rental and lease equipment portfolio totaled $320.7 million, at acquisition cost, at May 31, 2002, decreasing $68.7 million from last year. During the three years ended May 31, 2002, the Company made payments for equipment purchases totaling $198 million, while recording a net decrease in its equipment portfolio at acquisition cost of $148 million resulting from the liquidation of used equipment. The Company has three principal sources of liquidity: cash flows provided by its operating activities, proceeds from the sale of equipment from its portfolio, and external funds that historically have been provided by bank borrowings.

During the years ended May 31, 2002 and 2001 net cash provided by operating activities was $74.7 million and $97.4 million, respectively. The decrease in fiscal 2002 results primarily from the decline in net income.

During the years ended May 31, 2002 and 2001 net cash used in investing activities was $21.6 million and $13.9 million, respectively. This change is primarily attributable to reduced purchases of rental and lease equipment, net of decreased proceeds from the sale of used equipment. Also contributing to this change is the receipt in the prior year of a $20.8 million purchase price reduction related to the GE TMS acquisition in fiscal 1998.

During fiscal 2002 net cash provided from financing activities was $1.4 million, compared to $24.0 million net cash used in financing activities in fiscal 2001. This change is largely the result of the repayments of all bank borrowings in the prior fiscal year. The total result of the cash flows from operating, investing and financing activities in fiscal 2002 was an increase in cash and cash equivalents of $54.5 million.

As the following table illustrates, cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund the Company’s operations during the last three years.

(in thousands)

				Three Years Ended
	2000	2001	2002	May 31, 2002

Cash flows from operating activities(1)	$127,771	$97,434	$74,660	$299,865
Proceeds from sale of equipment	37,016	32,745	27,913	97,674
Total cash flows available for equipment purchases	164,787	130,179	102,573	397,539
Payments for equipment purchases	(81,802)	(66,987)	(49,408)	(198,197)
Net decrease in bank borrowings	(85,700)	(21,800)	0	(107,500)
Net decrease in equipment portfolio at acquisition cost	(23,958)	(55,048)	(68,675)	(147,681)

(1)	For the components of cash flows from operating activities, see the Consolidated Statements of Cash Flows.

As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 201% of the funds required for equipment purchased during the three-year period ended May 31, 2002. Rental and lease revenues have been significantly supplemented as a source of cash flow by proceeds from the sale of equipment from Electro Rent’s portfolio. Management believes that cash and cash equivalents, cash flows from operating activities, proceeds from the sale of equipment and its borrowing capacity (see Note 3 of Notes to Consolidated Financial Statements) will be sufficient to fund the Company’s operations.

The market for personal computers and test equipment continued to weaken during fiscal 2002, and as a result, the Company’s expenditures for equipment decreased. The Company repaid its bank borrowings in full during the first half of fiscal 2001. Since then, the Company has invested its growing cash balance in short-term money market funds. The Company’s cash and cash equivalents are likely to continue to grow, unless the Company decides to buy back additional shares, finance an acquisition, or pursue other opportunities.

The Company has a $10.0 million revolving line of credit with a bank, subject to certain restrictions, to meet equipment acquisition needs as well as working capital and general corporate requirements. The Company had no borrowings outstanding at May 31, 2002. The Company has cash commitments under various facility operating leases which are due as follows: $1.5 million in fiscal 2003, $1.9 million in fiscal 2004 to 2006, and $.4 million in fiscal 2007.

Electro Rent 2002 Annual Report

Inflation generally has favorably influenced the Company’s results of operations by enhancing the sale prices of its used equipment. However, lower inflation rates and the continued availability of newer, less expensive equipment with similar or better specifications could result, over a period of several years, in lower relative sale prices for used electronic equipment. If this should occur, the Company’s margins and earnings will be reduced. Prices of new and used electronic test equipment have not consistently followed the overall inflation rate. Prices of new and used personal computers and workstations have consistently declined for the past three years. Because management is unable to predict the advances in technology and the rate of inflation for the next several years, it is not possible to estimate the impact of these factors on the Company’s margins and earnings.

Qualitative and Quantitative Disclosures About Interest Rates and Currency Rates

The Company’s primary market risk exposure historically has been risks related to interest rate fluctuations, primarily related to its previous borrowings under its unsecured revolving credit facility. However, interest rates do not necessarily impact the Company’s margins or earnings because the effects of higher or lower borrowing costs may be reflected in the financing rates on newly rented and leased assets. The Company may attempt to reduce this risk by utilizing derivative financial instruments, namely interest rate caps and swaps, pursuant to Company policies. The Company does not enter into derivative financial instruments for the purpose of trading. Although the Company has the ability to draw on its revolving credit line, the Company currently has no outstanding borrowings under its credit facility or interest rate protection agreements in place.

The Company is also subject to risks associated with foreign currency rate fluctuations to the extent of financing arrangements for rented and leased equipment denominated in Canadian dollars. The Company has determined that hedging of these assets is not cost effective and instead attempts to minimize its risks due to currency and exchange rate fluctuations through working capital management. The Company does not believe that any foreseeable change in currency rates would materially or adversely affect its financial position or results of operations.

Special Note About Forward-Looking Statements

Except for the historical statements and discussions contained in this Annual Report, statements contained in this Annual Report constitute forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect the current views of the Company’s management with respect to future events and financial performance. All plans, projections, and future estimates are forward-looking statements, which in some, but not all, cases, are identified by words such as “anticipate,” “believes,” “expects,” “intends,” “future,” and other similar expressions. Please do not put undue reliance on forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties, not all of which are disclosed in this Annual Report. Although the Company believes its management’s assumptions are reasonable, it is likely that at least some of these assumptions will not come true. Accordingly, the Company’s actual results will probably differ from the outcomes contained in any forward-looking statement, and those differences could be material. Factors that could cause or contribute to these differences include, among others, those risks and uncertainties discussed under the sections contained in this Annual Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in “Quantitative and Qualitative Disclosure About Interest Rates and Currency Rates,” as well as in the Company’s Annual Report on Form 10-K for the year ended May 31, 2002, including the “Risk Factors” attached as Exhibit 99 to that document, the Company’s Proxy Statement for its 2002 Annual Meeting of Shareholders and the Company’s other filings with the Securities and Exchange Commission. Should one or more of the risks discussed, or any other risks, materialize, or should one or more of the Company’s underlying assumptions prove incorrect, the Company’s actual results may vary materially from those anticipated, estimated, expected or projected. In light of the risks and uncertainties, there can be no assurance that any forward-looking information will in fact prove to be correct. We do not undertake any obligation to update forward-looking statements.

Electro Rent 2002 Annual Report

Consolidated Statements of Income

(in thousands, except per share information)

	Year Ended May 31,

	2002	2001	2000

Revenues:
Rentals and leases	$115,310	$173,495	$199,022
Sales of equipment and other revenues	32,554	37,681	42,771

Total revenues	147,864	211,176	241,793

Costs and expenses:
Depreciation of rental and lease equipment	58,639	72,753	95,769
Costs of revenues other than depreciation	23,039	26,971	35,356
Selling, administrative and general expenses	50,492	62,625	65,104
Interest (income) expense, net	(2,232)	(708)	5,465

Total costs and expenses	129,938	161,641	201,694

Income before income taxes	17,926	49,535	40,099
Income taxes	4,804	18,822	15,237

Net income	$13,122	$30,713	$24,862

Earnings per share:
Basic	$0.53	$1.26	$1.01
Diluted	$0.53	$1.24	$1.00
Shares used in per share calculation:
Basic	24,602	24,416	24,571
Diluted	24,837	24,753	24,972

The accompanying notes are an integral part of these consolidated financial statements.

Electro Rent 2002 Annual Report

Consolidated Balance Sheets

(in thousands, except share information)

	As of May 31,

	2002	2001

Assets
Cash and cash equivalents	$115,623	$61,136
Accounts receivable, net of allowance for doubtful accounts of $2,461 and $1,840	12,023	23,809
Rental and lease equipment, net of accumulated depreciation of $201,063 and $221,892	119,675	167,521
Other property, net of accumulated depreciation and amortization of $12,241 and $10,447	16,912	18,841
Goodwill	35,703	35,703
Intangibles, net of amortization of $4,942 and $4,816	1,558	1,684
Other	3,896	3,774

	$305,390	$312,468

Liabilities and Shareholders’ Equity
Liabilities:
Accounts payable	7,185	25,733
Accrued expenses	17,671	19,606
Deferred income taxes, net	15,817	16,943

Total liabilities	40,673	62,282

Commitments and contingencies
Shareholders’ equity:
Preferred stock, $1 par — shares authorized 1,000,000; none issued	—	—
Common stock, no par — shares authorized 40,000,000; issued and outstanding 2002 — 24,774,734; 2001 — 24,502,879	13,246	11,782
Retained earnings	251,471	238,404

Total shareholders’ equity	264,717	250,186

	$305,390	$312,468

The accompanying notes are an integral part of these consolidated financial statements.

Electro Rent 2002 Annual Report

Consolidated Statements of Shareholders’ Equity

(in thousands)

	Three years ended May 31, 2002

	Common Stock

	Number		Retained
	of Shares	Amount	Earnings

Balance, May 31, 1999	24,476	$10,510	$185,664
Exercise of stock options, net, including related tax effect	159	629	—
Net income for the year ended May 31, 2000	—	—	24,862

Balance, May 31, 2000	24,635	11,139	210,526
Exercise of stock options, net, including related tax effect	186	789	—
Repurchase of common stock	(318)	(146)	(2,835)
Net income for the year ended May 31, 2001	—	—	30,713

Balance, May 31, 2001	24,503	11,782	238,404
Exercise of stock options, net, including related tax effect	276	1,467	—
Repurchase of common stock	(4)	(3)	(55)
Net income for the year ended May 31, 2002	—	—	13,122

Balance, May 31, 2002	24,775	$13,246	$251,471

The accompanying notes are an integral part of these consolidated financial statements.

Electro Rent 2002 Annual Report

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended May 31,

	2002	2001	2000

Cash flows from operating activities:
Net income	$13,122	$30,713	$24,862
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,781	76,856	100,655
Provision for losses on accounts receivable	2,930	2,479	1,265
Gain on sale of rental and lease equipment	(8,294)	(10,226)	(6,767)
Change in operating assets and liabilities:
Decrease in accounts receivable	8,856	3,574	14,747
(Increase) decrease in other assets	(122)	402	43
Increase (decrease) in accounts payable	448	(2,578)	(3,890)
Increase (decrease) in accrued expenses	(1,935)	(5,315)	(1,804)
Increase (decrease) in deferred income taxes	(1,126)	1,529	(1,340)

Net cash provided by operating activities	74,660	97,434	127,771

Cash flows from investing activities:
Proceeds from sale of rental and lease equipment	27,913	32,745	37,016
Proceeds from purchase price settlement	—	20,800	—
Payments for purchase of rental and lease equipment	(49,408)	(66,987)	(81,802)
Payments for purchase of other property	(87)	(469)	(348)

Net cash used in investing activities	(21,582)	(13,911)	(45,134)

Cash flows from financing activities:
Decrease in short-term bank borrowings	—	(21,800)	(85,700)
Proceeds from issuance of common stock	1,467	789	629
Payment for repurchase of common stock	(58)	(2,981)	—

Net cash provided by (used in) financing activities	1,409	(23,992)	(85,071)

Net increase in cash and cash equivalents	54,487	59,531	(2,434)
Cash and cash equivalents at beginning of year	61,136	1,605	4,039

Cash and cash equivalents at end of year	$115,623	$61,136	$1,605

The accompanying notes are an integral part of these consolidated financial statements.

Electro Rent 2002 Annual Report

Notes to Consolidated Financial Statements
For the years ended May 31, 2002, 2001 and 2000

(dollar amounts in thousands, except per share amounts)

Note 1  Summary of Significant Accounting Policies

Business and Organization: Electro Rent Corporation primarily engages in the short-term rental and the lease of state-of-the-art electronic equipment. The Company maintains an equipment portfolio composed primarily of general purpose test and measurement instruments, personal computers and workstations purchased from leading manufacturers. Another aspect of the Company’s business is the sale of equipment after its utilization for rental or lease. The Company’s wholly owned subsidiary, Genstar Rental Electronics, Inc., acts as the Company’s agent in Canada for all of these business activities. The Company’s wholly owned subsidiary, Electro Rent de Mexico, S.A. de C.V., was liquidated in fiscal 2002.

The Company’s customers are primarily located in the United States and operate in various industry segments including aerospace and defense, telecommunications, consulting and computer technology. During fiscal 2002, 2001 and 2000 no customer accounted for more than 10% of total revenues.

Basis of Presentation: The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosures of contingent assets and liabilities as of the date of these financial statements. Management’s use of estimates also affects the reported amounts of revenues and expenses during the reporting period. On a regular basis, management reviews these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including intangibles, allowance for doubtful accounts, and contingencies and litigation. These estimates are based on management’s historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes, however, that the estimates, including those for the above-listed items, are reasonable.

Revenue Recognition: Rental and lease revenues are recognized in the month they are due on the accrual basis of accounting. Other revenues consist of billings to customers for equipment sales, delivery, or repairs, which are recognized in the period in which the respective equipment is shipped and risk of loss is passed to the customer or the services are performed. Interest income on cash equivalents is recognized in the period earned.

Rental and Lease Equipment and Other Property: Assets are generally stated at cost, less accumulated depreciation. Upon retirement or disposal of assets, the cost and the related allowance for depreciation are eliminated from the accounts and any gain or loss is recognized. Depreciation of rental and lease equipment and other property is computed using the straight-line and sum-of-the-years’-digits methods over the estimated useful lives of the respective equipment. New rental and lease equipment is depreciated over three to seven years, and used equipment over two to six years, depending on the type of equipment. Normal maintenance and repairs are expensed as incurred. At May 31, 2002, rental and lease equipment at net book value comprised $99,208 of test and measurement equipment and $20,467 of data products equipment.

Capital Leases: The Company has certain customer leases providing bargain purchase options, which are accounted for as sales-type leases. At May 31, 2002 and 2001 investment in sales-type leases of $1,321 and $1,334 net of deferred interest of $77 and $72, is included in other assets. Interest income is recognized over the life of the lease using the effective interest method.

Fair Value of Financial Instruments: The carrying amount of cash and cash equivalents and accounts receivable approximates fair value due to the short maturity of these instruments. Cash and short term investments with original maturities of 90 days or less are considered to be cash equivalents.

Impairment of Assets: The carrying value of equipment held for rental and lease is assessed quarterly and/or when factors indicating an impairment are present. The Company recognizes impairment losses on equipment held for rental and lease when the expected future undiscounted cash flows are less than the asset’s carrying value, in which case the asset is written down to its estimated fair value.

Goodwill and Intangibles: Until May 31, 2001, goodwill was amortized over a period of 40 years and intangibles were amortized on a straight-line basis over their estimated useful lives, to a residual of zero. On June 1, 2001, the

Electro Rent 2002 Annual Report

Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”, which provides that intangible assets with finite useful lives be amortized over that life and that goodwill and intangible assets with indefinite lives not be amortized, but will rather be tested at least annually for impairment.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. The Company sells primarily on 30-day terms, performs credit evaluation procedures on each customer’s individual transactions and requires security deposits or personal guarantees from its customers when significant credit risks are identified. Typically, most customers are large, established firms. An allowance for potential credit losses is maintained.

The Company purchases rental and lease equipment from numerous vendors. During fiscal 2002, Agilent Technologies, Inc. was the only vendor that accounted for more than 10% of such purchases.

Derivative Financial Instruments: During 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and for Hedging Activities,” which establishes new standards for reporting derivative and hedging information. The standard as amended in SFAS 138 is effective for periods beginning after June 15, 2000 and was adopted by the Company in fiscal 2002. The Company did not have any derivative financial instruments as of May 31, 2002 or 2001. The adoption of this standard did not have a significant impact on the consolidated financial statements.

Comprehensive Income: SFAS No. 130, “Reporting Comprehensive Income,” establishes standards to measure all changes in equity that result from transactions and other economic events other than transactions with shareholders. Comprehensive income is the total of net income and all other non-shareholder changes in equity. Other than net income, the Company has no comprehensive income.

Segment Reporting: The Company adopted SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” at May 31, 1999. SFAS No. 131 establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. Under SFAS No. 131, the Company’s operations are treated as one operating segment because discrete financial information is not available for its product groups and the economic characteristics of the product groups are similar.

Net Income Per Common and Common Equivalent Share: Basic earnings per share (“EPS”) is computed as net income divided by the weighted average number of shares of common stock outstanding for the reported year, excluding the dilutive effects of stock options and other potentially dilutive securities. Diluted EPS is computed as net income divided by the weighted average number of shares outstanding of common stock and common stock equivalents for the reported year. Common stock equivalents result from the dilutive stock options computed using the treasury stock method.

Cash Flow: Supplemental disclosures of cash paid during the year for:

	2002	2001	2000

Interest	$9	$271	$4,545
Income taxes	4,666	19,095	17,030

Supplemental disclosure of non-cash investing and financing activities: The Company acquired equipment of $6,626, $25,623, and $19,947, at May 31, 2002, 2001 and 2000, respectively, which was paid for during the subsequent year.

Recent Pronouncements: In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which is effective for the fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 144 as required on June 1, 2002. This standard will not have a significant effect on the Company’s consolidated financial statements upon adoption.

Note 2  Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations.” SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS 141 also

Electro Rent 2002 Annual Report

specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those that are required to be included in goodwill. The Company adopted SFAS 141 in the first quarter of fiscal year 2002. Adoption of SFAS 141 did not have a significant impact on the financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” SFAS 142 requires, among other things, the discontinuance of goodwill amortization and the testing for impairment of goodwill at least annually. The Company adopted SFAS 142 in the first quarter of fiscal year 2002. The impact of SFAS 142 on the Company’s financial position and results of operations was primarily the elimination of annual goodwill amortization of $1.4 million.

In accordance with SFAS 142, the Company discontinued goodwill amortization and tested goodwill for impairment as of June 1, 2001; no such impairment was noted. The Company will continue to test goodwill for impairment at least annually. Other intangible assets, with finite lives, continue to be amortized over their useful life of twenty years.

Goodwill was $35.7 million as of May 31, 2002, and was unchanged for the year. The following sets forth the intangible assets by major asset class as of May 31, 2002:

	Gross
	Carrying	Accumulated
	Amount	Amortization

Asset class
Customer contracts and related relationships	$4,500	$(3,920)
Trade name	2,000	(1,012)

Total intangibles	$6,500	$(4,942)

Aggregate amortization expense on intangible assets was approximately $0.13 million for the year ended May 31, 2002. There was no impairment loss recorded during the year. Amortization expense is expected to be approximately $0.13 million in each of the next five fiscal years.

The following table presents net income on a comparable basis, after adjustment for goodwill amortization for the fiscal years ended May 31:

	2002	2001	2000

Reported net income	$13,122	$30,713	$24,862
Add back: goodwill amortization, net of tax effect	0	857	857

Adjusted net income	$13,122	$31,570	$25,719

Basic earnings per share
As reported	$0.53	$1.26	$1.01
As adjusted	$0.53	$1.29	$1.05
Diluted earnings per share
As reported	$0.53	$1.24	$1.00
As adjusted	$0.53	$1.28	$1.03

Note 3  Borrowings

On November 29, 2001, the Company renewed its 364-day agreement with a bank to provide a revolving line of credit for a reduced amount of $10.0 million from $25.0 million, subject to certain restrictions, to meet potential equipment acquisition needs as well as working capital and general corporate requirements. The interest rate on the line of credit is based on the prime rate or LIBOR, and the Company had no borrowings outstanding during the fiscal year ended May 31, 2002.

Electro Rent 2002 Annual Report

Derivative Positions — The Company entered into various interest rate protection agreements, which all expired during fiscal 2001. The Company’s exposure under these agreements was limited to the impact of variable interest rate fluctuations and the periodic settlement of amounts due under these agreements if the other parties failed to perform. There were no derivative financial instruments outstanding as of May 31, 2002 or 2001.

Note 4  Income Taxes

The provision for income taxes consists of the following for the fiscal years ended May 31:

	2002	2001	2000

Current
Federal	$4,939	$15,131	$14,505
State	991	2,162	2,072
Deferred
Federal	(985)	1,338	(1,172)
State	(141)	191	(168)

	$4,804	$18,822	$15,237

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows for the fiscal years ended May 31:

	2002	2001	2000

Statutory federal rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	5.0	5.0	5.5
Change in tax estimates on existing local, state, federal and foreign tax liabilities	(11.2)	—	—
Other — net	(2.0)	(2.0)	0.5

Effective tax rate	26.8%	38.0%	41.0%

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 2002 and 2001 are as follows:

	2002	2001

Deferred tax assets:
Allowance for doubtful accounts	$984	$736
Net operating loss carryforwards	646	770
Deferred compensation and benefits	781	625
Other	68	1,073

	2,479	3,204

Deferred tax liabilities:
Accumulated depreciation and amortization	(18,296)	(16,919)
Deferred revenue	0	(2,388)
Other	0	(840)
	(18,296)	(20,147)

Net deferred tax liabilities	$(15,817)	$(16,943)

Net operating loss carryforwards for federal income tax reporting purposes approximate $1,845 at May 31, 2002 and are available for use against taxable income through 2006. The utilization of operating loss carryforwards is limited to $356 per year for federal income tax reporting purposes.

Electro Rent 2002 Annual Report

Note 5  Computation of Earnings Per Share

Following is a reconciliation of the denominator used in the computation of basic and diluted EPS:

	2002	2001	2000

Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	24,602	24,416	24,571
Effect of dilutive securities— options	235	337	401

	24,837	24,753	24,972

Net income	$13,122	$30,713	$24,862

Earnings per share:
Basic	$.53	$1.26	$1.01

Diluted	$.53	$1.24	$1.00

Certain options to purchase the Company’s common stock were not included in the computation of diluted earnings per share because to do so would have been antidilutive. The quantity of such options is 654,823, 387,661, and 507,137 at May 31, 2002, 2001, and 2000, respectively.

Note 6  Rentals and Leases

The Company rents equipment on a short-term basis and leases equipment for periods greater than 12 months. Such leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make rental and lease payments. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of the Company’s customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased. A roll-forward of the allowance is as follows at May 31:

2002

Beginning of year	$1,840
Provision for doubtful accounts	2,930
Write-offs, net of recoveries	(2,309)

End of year	$2,461

The Company’s cost of equipment under operating leases at May 31, 2002, with remaining noncancellable lease terms of more than one year, is $20,078 before accumulated depreciation of $9,093, and the net book value is $10,985.

A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 2002 is as follows:

2003	$10,051
2004	6,955
2005	1,717

$18,723

Electro Rent 2002 Annual Report

Note 7  Other Property

Other property, at cost, consists of the following at May 31:

	2002	2001

Land	$6,985	$6,985
Buildings	13,682	13,682
Furniture and other equipment	6,992	6,957
Leasehold improvements	1,494	1,664

	29,153	29,288
Less — accumulated depreciation and amortization	(12,241)	(10,447)

	$16,912	$18,841

Note 8  Acquisition Purchase Price Settlement

On December 13, 2000, the Company entered into a settlement agreement to fully resolve its closing balance sheet and purchase price disagreements with GE Capital Technology Management Services (“TMS”), regarding the Company’s acquisition of the TMS computer and test and measurement equipment rental business. The Company received the related settlement payment of $20.8 million on December 14, 2000.

On November 14, 1997, the Company acquired the TMS business for a purchase price of approximately $240 million. The acquisition was accounted for as a purchase and, accordingly, the acquired assets and assumed liabilities were recorded at their estimated fair value at the date of the acquisition. Before the settlement, the purchase price exceeded the fair market value of the tangible net assets acquired resulting in goodwill of approximately $60 million.

The TMS acquisition agreement included provisions for a reduction in the purchase price paid by the Company in the event there were objections to the TMS closing date balance sheet. The Company’s objections were subject to resolution as set forth in the TMS acquisition agreement and were the subject of on-going discussions between the parties. The settlement related to these objections has been used primarily to reduce the TMS goodwill originally recorded.

Note 9  Commitments and Contingencies

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.

Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

2003	$1,491
2004	924
2005	574
2006	448
2007	388

$3,825

Rent expense was $2,698, $2,969, $3,630 in fiscal 2002, 2001, and 2000, respectively.

Electro Rent 2002 Annual Report

The Company is subject to legal proceedings and business disputes involving ordinary and routine claims. The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are made after consultation with outside counsel. If estimates of potential losses increase or the related facts and circumstances change in the future, the Company may be required to record either more or less litigation expense. It is management’s opinion that none of the open matters at May 31, 2002 will have a material adverse effect on the Company’s financial condition or operations.

Note 10  Stock Option Plans

The Company has Stock Option Plans (the “Plans”) which authorize the Board of Directors to grant options for 2,167,500 shares of the Company’s common stock, of which 72,329 were available for future grants at May 31, 2002. The Plans provide for both incentive stock options, which may be granted only to employees, and non-statutory stock options, which may be granted to directors and consultants who are not employees. Pursuant to the Plans, options have been granted to directors, officers and key employees at prices not less than 100% of the fair market value on the day of grant. Options are exercisable at various dates over a ten-year period from the date of grant or a five-year period in the case of an employee who is also a 10 percent stockholder. The Plans provide for a variety of vesting dates with the majority of the options vesting at a rate of 25 percent per year over a period of four years from the date of grant. All outstanding options expire at dates ranging from October 2002 to July 2010. The following table summarizes certain information relative to options for common stock.

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Options outstanding, beginning of year	1,068,794	$10.35	1,100,847	$9.19	1,305,771	$8.54
Granted	7,574	16.44	172,640	11.60	9,618	12.94
Exercised	(276,361)	5.31	(192,693)	4.52	(167,664)	2.92
Forfeited	(16,738)	12.13	(12,000)	14.97	(46,878)	14.47

Options outstanding, end of year	783,269	$12.15	1,068,794	$10.35	1,100,847	$9.19

Options exercisable at end of year	667,429	$12.25	799,494	$9.56	866,597	$7.83

Weighted-average fair value of options granted during year		$6.81		$6.62		$6.44

The following summarizes information regarding stock options outstanding at May 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$ 2.41 — $11.58	200,430	2.8	$7.42	195,555	$7.33
$11.59 — $13.86	199,333	7.1	11.73	88,368	11.87
$13.87 — $24.11	383,506	4.4	14.84	383,506	14.84

	783,269	4.7	$12.15	667,429	$12.25

Pro Forma Information: The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for employee stock options. Accordingly, compensation expense is recognized only when options are granted with a discounted exercise price. Any such compensation expense is recognized ratably over the associated service period, which is generally the option vesting term.

Electro Rent 2002 Annual Report

Pro forma net earnings and earnings per share information, as required by Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation,” has been determined as if the Company had accounted for employee stock options under SFAS 123’s fair value method. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2002, 2001, and 2000, respectively: risk-free interest rates of 4.8, 6.2, and 5.8 percent; dividend yield of 0 percent; expected option life of 4.2, 7.2, and 5.0, years; and volatility of 44.1, 44.4, and 47.8 percent.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the 4-year average vesting period of the options. The Company’s pro forma net earnings for 2002, 2001, and 2000 were $12,581, $29,783, and $23,994, and pro forma net earnings per share were $.51, $1.21, and $.97, respectively, on a diluted earnings per share basis.

Note 11  Savings Plan and Employee Stock Ownership Plan

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

The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $441, $670, and $756 were made for 2002, 2001, and 2000, respectively.

The ESOP was established in 1975 and was frozen in 1994, at which time all participants became fully vested. Contributions to the ESOP were invested primarily in stock of the Company. The ESOP held 523,269 shares of the Company’s stock at May 31, 2002.

Note 12  Quarterly Information (Unaudited)

Quarterly information is as follows:

				Earnings per share
	Total	Income	Net
	Revenues	Before Taxes	Income	Basic	Diluted

Fiscal Year 2002
First Quarter	$42,956	$6,441	$3,994	$0.16	$0.16
Second Quarter	39,081	5,164	3,202	0.13	0.13
Third Quarter	31,993	2,913	1,807	0.07	0.07
Fourth Quarter	33,834	3,408	4,119	0.17	0.17

	$147,864	$17,926	$13,122	$0.53	$0.53

Fiscal Year 2001
First Quarter	$57,333	$14,339	$8,890	$0.36	$0.36
Second Quarter	54,517	14,020	8,692	0.36	0.35
Third Quarter	50,752	12,079	7,490	0.31	0.30
Fourth Quarter	48,574	9,097	5,641	0.23	0.23
	$211,176	$49,535	$30,713	$1.26	$1.24

Electro Rent 2002 Annual Report

Independent Auditors’ Report

To the Shareholders and Board of Directors of Electro Rent Corporation:

We have audited the accompanying consolidated balance sheet of Electro Rent Corporation (a California Corporation) and subsidiaries (the “Company”) as of May 31, 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of May 31, 2001 and for the years ended May 31, 2001 and 2000 were audited by other auditors whose report, dated August 6, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the financial position of Electro Rent Corporation and subsidiaries as of May 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in the fiscal year ended May 31, 2002, the Company changed its method of accounting for goodwill and other intangibles to conform to Statement of Financial Accounting Standards No. 142, resulting in the discontinuation of amortization of goodwill during the fiscal year ended May 31, 2002.

Los Angeles, California
August 5, 2002

Capital Stock, Shareholders and Cash Dividend Information (Unaudited)

The common stock of the Company is quoted on NASDAQ under the symbol ELRC. There were approximately 464 shareholders of record at August 5, 2002. The Company has not, and does not expect in the future, to pay regular cash or non-cash distributions or dividends to its shareholders. The following table sets forth, for the period shown, the high and low closing sale prices in the NASDAQ National Market System as reported by NASDAQ.

	Fiscal Year 2002		Fiscal Year 2001

	High	Low	High	Low

First Quarter	$17.39	$14.15	$12.75	$9.50
Second Quarter	15.90	12.40	13.69	11.25
Third Quarter	14.30	12.56	18.00	11.06
Fourth Quarter	14.32	12.50	16.30	13.00