Form 10-K, Exhibit 13
period 2006-05-31
ELECTRO RENT CORP
filed 2006-08-14
CIK 32166

Exhibit 13
Financial Highlights

	May 31,
(in thousands, except per share information)	2006	2005	2004	2003	2002

Revenues	$114,806	$107,616	$94,110	$108,796	$147,864

Costs of revenues and depreciation	49,350	45,862	44,778	62,663	81,678
Selling, general and administrative expenses	33,755	29,869	32,207	37,399	50,492
Loss on impairment of goodwill and intangibles	—	—	—	37,135	—
Interest and other, net	(2,705)	(3,234)	(1,335)	(4,091)	(2,232)

Income (loss) before income taxes	34,406	35,119	18,460	(24,310)	17,926
Income tax provision (benefit)	12,222	10,854	6,476	(9,324)	4,804

Net income (loss)	$22,184	$24,265	$11,984	$(14,986)	$13,122

Earnings (loss) per share:
Basic	$0.87	$0.97	$0.48	$(0.60)	$0.53
Diluted	$0.86	$0.96	$0.48	$(0.60)	$0.53
Shares used in per share calculation:
Basic	25,359	24,978	24,860	24,810	24,602
Diluted	25,762	25,369	25,034	24,810	24,837
Total assets	$259,682	$233,222	$206,367	$277,100	$307,141
Shareholders’ equity	$221,841	$195,017	$168,616	$254,014	$266,223
Shareholders’ equity per common share	$8.68	$7.77	$6.77	$10.23	$10.75

ELECTRO RENT 2006 ANNUAL REPORT
Management’s Discussion and Analysis
The following discussion of our financial condition and results of operations should be read in conjunction with the fiscal 2006 Consolidated Financial Statements and the notes thereto and the other financial and statistical information appearing elsewhere in this annual report.
Overview
We generate revenues through the rental, lease and sale of electronic equipment, primarily test and measurement (T&M) and personal computer-related (DP) equipment. In fiscal 2006, 79% of rental and lease revenues was derived from T&M equipment. This percentage has been increasing over the last three fiscal years due to the steady erosion of DP rental and lease revenues related to declines in product purchase prices and unit volume and increasing T&M activity in telecommunications, aerospace and defense markets. However, DP revenues began to stabilize in fiscal 2006. In addition, on January 31, 2006, we acquired Rush Computer Rentals, Inc. (“Rush”), and its on-going revenues have added to our base of DP revenues.
In fiscal 2006, rental revenues comprised 79% of our rental and lease revenue. That percentage has also been increasing over the last three years due to a significant decline in personal computer leasing activity, and an increase in rental activity that began in fiscal 2005.
A significant part of our T&M equipment portfolio is rented or leased to large companies in the aerospace, defense, electronics and telecommunications industries. We believe that a large part of our T&M equipment is used in research and development activities. We also rent equipment to companies of various sizes representing a cross-section of industry. Our business is relatively non-seasonal except for the third quarter months of December, January and February, when rental activity declines due to extended holiday closings by a number of customers. In addition, because February is a short month, rental billing is reduced.
The profitability of our business depends in part on controlling the timing, pricing and mix of purchases and sales of equipment. We seek to acquire new and used equipment at attractive prices for the purpose of deriving a profit from a combination of renting and/or selling such equipment. The sale of equipment, either after acquisition or after it has been rented, can comprise a significant portion of our revenues and operating profit. To maximize our overall profit from the rental, leasing, and sales of equipment, we manage our equipment pool on an on-going basis by analyzing our product strategy for each specific equipment class in light of that equipment’s historical and projected life cycle. In doing so, we must compare our estimate of potential profit from rental with the potential profit from the product’s immediate sale and replacement with new or other equipment. In our analysis, we assume depreciation and impairment of equipment based on projected performance and historical levels, although historical trends are not necessarily indicative of future trends. Our overall equipment management is complex and our product strategy can change during a product’s lifetime based upon numerous factors, including the U.S. and global economy, interest rates and new product launches. Our strategic equipment decisions are generally based on the following fundamentals:
•	Our acquisition cost;

•	Our estimates of current and future market demand for rentals;

•	Our estimates of current and future supply of product;

•	The book value of the product after depreciation and other impairment;

•	Our estimates of the effect of interest rates on rental and leasing fees as well as capital financing; and

•	Our estimates of the potential current and future sale prices.
If we do not accurately predict market trends, or if demand for the equipment we supply declines, we can be left with inventory that we are unable to rent or sell for a profit. We assess the carrying value of the equipment pool on a quarterly basis or when factors indicating impairment are present. In the fourth quarter of fiscal 2005, we recorded non-cash impairment charges of $0.6 million resulting from low projected demand for certain rental products, including general purpose and communications equipment.
When the U.S. and global economy began to rebound in fiscal 2004, we saw increased demand for our equipment, and were able to sell equipment that was older and more fully depreciated. Due in part to these events, we experienced greater

ELECTRO RENT 2006 ANNUAL REPORT
than normal gross margin on equipment sales of 53% in fiscal 2005. As previously discussed, we have maintained our equipment management strategy, and, accordingly, we believe that gross margin on sales will return to normal historical levels of 40% to 45% as older and previously impaired equipment constitute a smaller percentage of sales. Gross margin on sales was 46% in fiscal 2006.
Results for future quarters, however, are subject to unanticipated events, as in the case of unusual opportunities for sales and early termination of equipment leases. Such early terminations can (i) result in sales proceeds to the extent that the customer decides to purchase the equipment involved, (ii) accelerate lease payments to the extent of lease termination fees, and/or (iii) to the extent the customer does not purchase the equipment, increase the pool of equipment available for lease by us, which would adversely affect future utilization unless we can rent, lease or sell that equipment to another party.
We generally measure our overall level of profitability with the following metrics:
•	Net income per diluted common share (EPS);

•	Net income as a percentage of average assets; and

•	Net income as a percentage of average equity.
Strategic Growth Plans
In recent periods, we have seen some recovery of our business from its significant contraction during the early part of this decade. Although we reduced our expenses to maintain profitability during the contraction, we believe that our resources and financial infrastructure remain capable of handling a significantly greater volume of business activity without a proportionate increase in expenses. Based on this belief and our assessment of the improving climate in recent periods, we have been seeking ways to increase revenues to leverage that infrastructure. These strategies include:
Internal Growth Strategies: We intend to continue internal growth by building upon our vendor and customer relationships and expanding the types of services and equipment we provide. Thus, for example,
•	We have been purchasing significantly more environmental test equipment to expand our presence in this market.

•	We were recently able to persuade a key vendor to increase its sales force compensation for test equipment lease transactions referred to us.

•	We recently began marketing a flexible leasing program that allows customers to build equity that can be applied against the future purchase of the test equipment.

•	We have implemented an expanded customer communication program to identify used equipment re-marketing opportunities.

•	We have re-focused our DP marketing approach to emphasize short-term, event-oriented rentals in addition to our traditional markets.
Geographic Expansion Strategies: Until recently, our activity was largely limited to North America, except for some limited rentals to North American companies operating in other geographical areas. We intend to exploit opportunities for expanding our rental and leasing services globally. As part of that strategy, we have recently entered two of the largest 11 world markets: Europe and China. The results for our new China subsidiary exceeded our financial objectives in fiscal 2006.
•	Our wholly owned subsidiary in Tianjin, China, commenced operations in June 2005 after we received what we believe to be one of the first licenses for a wholly foreign-owned equipment rental business in China.

•	On October 3, 2005, we announced that we acquired a T&M equipment rental company based in Belgium, from which we are beginning to service the European market. Europe represents a well-established market with a number of meaningful competitors. So we expect that building a profitable business in Europe will be more difficult and take longer, but our orders increased in fiscal 2006 and we believe in our future in Europe.
Acquisition Growth Strategies: We are also seeking to grow through acquisitions. Acquisitions can permit us to rapidly add revenues, as well as to expand into new geographical areas and/or markets. In addition to the acquisition of the Belgium company mentioned above, on January 31, 2006, we announced that we had completed the acquisition of Rush Computer Rentals, Inc., a private company headquartered in Wallingford, Connecticut, with annual revenue of approximately $10 million from the rental and sale of a wide range of personal computers and related equipment to customers located primarily in the Northeast United States.

ELECTRO RENT 2006 ANNUAL REPORT
Of course, none of these growth strategies may be successful, and each entails risks that could impact our continuing business results. In addition to the risks associated with our core operations, there are special risks associated with international operations and with acquisitions, as well as with growth in general. For a more detailed summary of some of the risks associated with these and other factors, please see the Risk Factors set forth in our 2006 Annual Report on Form 10-K.
Profitability and Key Business Trends
In fiscal 2006, revenues increased by 6.7% to $114.8 million from the prior year period, operating profit decreased by 0.6% to $31.7 million, and net income decreased by 8.6% to $22.2 million. The prior year period benefited from several large non-recurring items, including fees of $1.7 million related to an early lease termination, gross profit on two buyouts totaling $1.0 million, a litigation settlement of $1.8 million, and a tax accrual reduction of $2.5 million. Excluding these transactions from the prior year, revenue growth is consistent with the economic environment for fiscal 2006. The relatively flat operating profit for fiscal 2006 compared to fiscal 2005 also reflects costs of developing our operations in China and higher depreciation expense related to a larger and newer equipment pool.
Our profitability measurements are presented in the table below for the years ended May 31:

	2006	2005	2004

Net income per diluted common share (EPS)	$0.86	$0.96	$0.48
Net income as a percentage of average assets	9.0%	10.4%	4.9%
Net income as a percentage of average equity	10.7%	12.7%	5.6%

T&M rental and lease activity increased in fiscal 2005 and fiscal 2006, reflecting the strengthening global economy and telecommunications segment. DP rental and lease activity also increased for the same period, reflecting increasing demand and the acquisition of Rush Computer Rentals on January 31, 2006.
The amount of equipment on rent based on acquisition cost increased from $107.0 million at May 31, 2005, to $119.5 million at May 31, 2006. Acquisition cost of equipment on lease increased from $36.6 million at May 31, 2005 to $41.7 million at May 31, 2006. Utilization for our T&M equipment pool, based on acquisition cost, increased from 59.3% at May 31, 2005, to 65.8% at May 31, 2006. Over the same period, utilization of our DP equipment pool increased from 58.3% to 59.9% . The overall utilization rate for our equipment pool increased from 59.2% at May 31, 2005, to 64.9% at May 31, 2006. These increases in utilization generally reflect strengthening demand for rental and lease equipment.
During the same fiscal year periods, monthly rental rates as a percent of acquisition cost for T&M were comparable and DP rental rates increased 5.9%, reflecting the lower acquisition cost of the Rush equipment pool, while monthly T&M lease rates as a percent of acquisition cost declined 3.5% and DP lease rates increased by 7.2% . In the fourth quarter of fiscal 2005, we recorded a non-cash impairment charge of $0.6 million resulting from low projected demand for certain rental products, including general purpose and communications equipment.
We believe that demand for rental electronic equipment should improve provided the U.S. economy continues to grow. Also, any increased defense spending on advanced weapons and intelligence systems should benefit our business. While those developments continue to unfold, however, we will strive to operate the business efficiently at the prevailing activity levels.
Critical Accounting Policies and Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, management reviews these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including rental and lease equipment, allowance for doubtful accounts and equipment losses, and income taxes. These estimates are based on management’s historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different

ELECTRO RENT 2006 ANNUAL REPORT
assumptions or conditions. Management believes, however, that the estimates, including those for the above-listed items, are reasonable.
Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:
Asset Lives and Depreciation Methods: Our primary business involves the purchase and subsequent rental and lease of long-lived electronic equipment. Management has chosen asset lives that it believes correspond to the economic lives of the related assets. Management has chosen depreciation methods that it believes match our benefit from the assets with the associated costs. These judgments have been made based on management’s expertise in each equipment type that we carry. If the asset life and depreciation method chosen do not reduce the book value of the asset to at least our potential future cash flows from the asset, we would be required to record an impairment loss. Depreciation methods and useful lives are periodically reviewed and revised as deemed appropriate.
Impairment of Long-Lived Assets: On a quarterly basis, management reviews the carrying value of our rental and lease equipment to determine if the carrying value of the assets may not be recoverable due to current and forecasted economic conditions. This requires management to make estimates related to future cash flows from the assets and to determine whether any deterioration is temporary or permanent. If these estimates or the related assumptions change in the future, management may be required to record additional impairment charges. In the fourth quarter of fiscal 2005, we recorded a non-cash impairment charge of $0.6 million resulting from low projected demand for certain rental products, including general purpose and communications equipment. No similar impairment change was recorded in fiscal 2006.
Allowances for Doubtful Accounts and Equipment Losses: We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to pay our invoices. We also maintain an allowance for estimated losses resulting from the inability of customers to pay for lost equipment. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of our customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowances for doubtful accounts and equipment losses may need to be reduced and income would be increased.
Income Taxes: As part of the process of preparing our consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which we operate. Significant management judgment is required in determining the provision for income taxes and deferred tax assets and liabilities. This process involves management estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered. To the extent management believes that recovery is not likely, we establish a valuation allowance.
Fiscal 2006 Compared with Fiscal 2005
Total Revenues: Total revenues for fiscal 2006 increased $7.2 million, or 6.7%, to $114.8 million compared to $107.6 million in the prior year. The increase in total revenues was due to a 12.8% increase in rental and lease revenue, net of an 11.3% decrease in sales of equipment and other revenues.
Rental and lease revenues in fiscal 2006 were $90.5 million, a 12.8% increase from the prior year. This increase reflects higher demand and rental rates for T&M and DP equipment in our major market segments, which we believe stems from the general economic expansion, as well as our international expansion into China and Europe, and the Rush acquisition during fiscal 2006.
Sales of equipment and other revenues decreased 11.3% to $24.3 million in fiscal 2006, from $27.4 million in fiscal 2005. The prior year period benefited from several large non-recurring items, including an early lease termination and two buyouts, totaling $3.7 million.
We sell used equipment as a normal part of our rental business. However, these sales can fluctuate from quarter to quarter and year to year depending on equipment availability and customer requirements and funding. Gross margin on

ELECTRO RENT 2006 ANNUAL REPORT
sales decreased to $9.5 million in fiscal 2006 from $11.0 million a year ago, while the gross margin percentage decreased to 46% from 53% over the same periods. In large measure, the decline in sales reflects the improved conditions for our rental business, which makes us less inclined to sell equipment from our pool. The declines in gross margin and gross margin percentage reflect two large non-recurring buyout transactions with high gross margins in last year’s third quarter. The decline in gross margin percentage in the current year also reflects a return to historic levels, as older and previously impaired equipment constitute a smaller percentage of equipment sold than during the last two years.
Depreciation of Rental and Lease Equipment: Depreciation of rental and lease equipment increased to $35.8 million, or 39.5% of rental and lease revenues in fiscal 2006, from $33.4 million, or 41.6% of rental and lease revenues, in fiscal 2005. The increased depreciation expense reflects higher expenditures for new rental and lease equipment during fiscal 2005 and fiscal 2006, while the lower ratio reflects higher equipment utilization and increased revenues in fiscal 2006.
Costs of Revenues Other Than Depreciation: Costs of revenues other than depreciation increased 8.8% to $13.6 million in fiscal 2006, from $12.5 million in fiscal 2005. Costs of revenues other than depreciation primarily includes the cost of equipment sales, which increased to 53.6% of equipment sales in fiscal 2006, from 47.4% of equipment sales in fiscal 2005. The increase in this percentage reflects the customer buyout transactions described above and also reflects the expected return to historical levels from lower cost ratios in the previous year, as older and previously impaired equipment constitute a smaller percentage of equipment sold.
Selling, General and Administrative Expenses: Selling, general and administrative expenses increased 13.0% to $33.8 million in fiscal 2006 as compared to $29.9 million in fiscal 2005. This increase primarily reflects additional operating costs related to the Rush acquisition, an overall increase in business activity and certain expenses associated with the development of our new operations in China and Europe. SG&A expenses as a percentage of total revenues increased to 29.4% in fiscal 2006 from 27.8% in fiscal 2005.
Operating Profit: As a result of the changes in revenues and operating expenses discussed above, operating profit was $31.7 million or 28% of total revenues in fiscal 2006 compared to an operating profit of $31.9 million or 30% of total revenues in fiscal 2005.
Interest and Investment Income, Net: Net interest and investment income of $2.7 million for fiscal 2006 was about twice the $1.5 million recorded in fiscal 2005. This primarily reflects increases in prevailing money-market interest rates and to a lesser degree increased cash balances.
Income Tax Provision: Our effective tax rate was 36% in fiscal 2006, compared to 31% in fiscal 2005. Fiscal years 2006 and 2005 include reductions in the accrued liability for income taxes of $1.0 million and $2.5 million, respectively, reflecting the expiration of specific risks related to closed tax audit years.
Fiscal 2005 Compared with Fiscal 2004
Total Revenues: Total revenues for fiscal 2005 increased $13.5 million, or 14%, to $107.6 million compared to $94.1 million in the prior year. The increase in total revenues was due to an increase in rental and lease revenue of 14% and an increase in sales of equipment and other revenues of 15%.
Rental and lease revenues in fiscal 2005 were $80.3 million, a $10.0 million increase from the prior year. This increase reflects higher demand for T&M equipment in our major market segments, which we believe stems from the general economic recovery and our additional lease program offerings. However, an early termination of DP leases with one customer, as described below, resulted in a decrease in quarterly lease revenues of approximately $0.9 million, beginning in January 2005.
Sales of equipment and other revenues were $27.4 million in fiscal 2005, an increase of $3.5 million as compared to fiscal 2004. This increase is due to an early lease termination and related buyout transaction with one customer as of December 31, 2004, which resulted in proceeds of approximately $3.4 million. That amount included the fair market value of the equipment and lease termination charges. Gross margin on sales excluding the lease termination charges increased from $9.4 million, or 44.4%, in fiscal 2004 to $11.0 million, or 52.6%, in fiscal 2005, due to improvement in equipment market values and increases in sales of equipment that had been previously written down or that was older and more fully depreciated.

ELECTRO RENT 2006 ANNUAL REPORT
Depreciation of Rental and Lease Equipment: Depreciation of equipment increased from $30.6 million in fiscal 2004, to $33.4 million, in fiscal 2005. While this expense increased by $2.8 million, or 9%, in fiscal 2005, depreciation as a percent of rental and lease revenues decreased from 43% in fiscal 2004 to 42% in fiscal 2005. The increased depreciation expense reflects higher expenditures for new rental and lease equipment that began in fiscal 2004, and impairment charges of $0.6 million. The decreased ratio reflects revenues increasing in the current year at a rate higher than depreciation expense. The acquisition cost of rental and lease equipment was $256.0 million and $239.7 million at May 31, 2005 and 2004, respectively.
Costs of Revenues Other Than Depreciation: Costs of revenues other than depreciation decreased from $14.2 million in fiscal 2004 to $12.5 million in fiscal 2005. Costs of revenues other than depreciation primarily includes the cost of equipment sales, which decreased from 56% of equipment sales in fiscal 2004 to 47% of equipment sales in fiscal 2005. The decrease in this percentage is generally due to a greater portion of equipment that was sold in fiscal 2005 which was more fully depreciated, had been previously written down, or resulted from sales of leased equipment to leasing customers. Such sales typically result in higher margins.
Selling, General and Administrative Expenses: Selling, general and administrative expenses decreased $2.3 million, or 7% to $29.9 million, in fiscal 2005 as compared to $32.2 million in fiscal 2004. Fiscal 2004 includes a $2.3 million accrual related to the retirement of our former corporate president. Excluding the one-time charge, SG&A expenses were unchanged in fiscal 2005 compared to the prior year. Excluding the one-time charge, these expenses as a percentage of total revenues decreased from 32% in fiscal 2004 to 28% in fiscal 2005.
Operating Profit: As a result of the changes in revenues and operating expenses discussed above, operating profit was $31.9 million or 30% of total revenues in fiscal 2005 compared to an operating profit of $17.1 million or 18% of total revenues in fiscal 2004.
Interest and Investment Income, Net: Net interest income of $1.5 million for fiscal 2005 increased from the $1.3 million recorded in the prior year, reflecting higher yields on money market investments.
Income Tax Provision: The effective tax rate in fiscal 2005 was 30.9% as compared to 35.0% in the prior year. The decline in effective rate was due primarily to the release of tax reserves as a result of completed tax audits and changes in estimate in addition to the increase in tax exempt income and extra-territorial income exclusions. The reevaluation of accrued liabilities related to positions taken on federal and state returns reduced tax expense by $2.5 million as compared to $0.7 million in the prior year. Increases in the amounts and yields of tax exempt investments combined with the benefits realized by extra-territorial income exclusions reduced expense by $0.5 million as compared to $0.1 million in the prior year.
Liquidity and Capital Resources
During the last three fiscal years, our primary capital requirements have been purchases of rental and lease equipment. We generally purchase equipment throughout each year to replace equipment that has been sold, and to maintain adequate levels of rental equipment to meet existing and new customer demands. To support areas of potential growth for both T&M and DP equipment, and to keep our equipment pool technologically up-to-date, we paid for $61.4 million of rental and lease equipment in fiscal 2006. This amount was 14.9% lower than the $72.1 million in the prior year, primarily reflecting increased utilization of the equipment pool. This figure does not include the $9.4 million we paid in the 2006 fiscal year for the acquisition of Rush (and its equipment pool), as described in Note 2 to the Condensed Consolidated Financial Statements.
On January 14, 2004, we paid a special distribution of $4.00 per outstanding common share, which totaled $99.5 million. Subsequent to this distribution and through May 31, 2006, cash, cash equivalents and marketable securities remained relatively stable, in total. We expect that the level of these liquid assets will begin to increase, unless equipment purchases increase in response to demand, or we decide to buy back additional shares of our common stock, pay another special distribution, pay dividends, finance another acquisition, or pursue other opportunities. We have invested our cash balance in money market funds and other instruments with maturities of less than 90 days.
Our rental and lease equipment portfolio totaled $262.3 million, at acquisition cost, at May 31, 2006, increasing $6.4 million from a year ago. During the three years ended May 31, 2006, we made payments for equipment purchases totaling $176.3 million, and recorded a net increase in our equipment portfolio at acquisition cost of $9.6 million, net of the liquidation of

ELECTRO RENT 2006 ANNUAL REPORT
used equipment. We have three principal sources of liquidity: cash flows provided by our operating activities, proceeds from the sale of equipment from our portfolio, and external funds that historically have been provided by bank borrowings.
During fiscal 2006 and fiscal 2005 net cash provided by operating activities was $47.7 million and $48.7 million, respectively. This decrease is generally the result of a decline in net income in fiscal 2006 and an increase in deferred tax liabilities in the prior fiscal year related to bonus depreciation.
During fiscal 2006 net cash used in investing activities was $24.7 million, compared to $48.0 million in fiscal 2005. This decrease is attributable to a net redemption of marketable securities and lower payments for the purchase of rental and lease equipment in fiscal 2006, partially offset by cash paid for the acquisition of Rush.
Net cash provided by financing activities was $3.7 million in fiscal 2006 compared to $1.7 million in the prior fiscal year, due to a greater amount of stock options that were exercised in the current year.
As the following table illustrates, cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund our operations during the last three years.

	Three Years Ended
(in thousands)	May 31, 2006	2006	2005	2004

Cash flows from operating activities*	$138,416	$47,743	$48,652	$42,021
Proceeds from sale of equipment	62,549	20,512	20,944	21,093

Total	200,965	68,255	69,596	63,114
Payments for equipment purchases	(176,296)	(61,352)	(72,129)	(42,815)
Net increase (decrease) in equipment portfolio at acquisition cost	9,643	6,353	16,219	(12,929)

*	For the components of cash flows from operating activities, see the Consolidated Statements of Cash Flows.
As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 114% of the funds required for equipment purchased during the three-year period ended May 31, 2006. Rental and lease revenues have been significantly supplemented as a source of cash flow by proceeds from the sale of equipment from our portfolio. Management believes that cash and cash equivalents, marketable securities, cash flows from operating activities, proceeds from the sale of equipment and our borrowing capacity will be sufficient to fund our operations for at least the next twelve months.
We have a $10.0 million revolving line of credit with an institutional lender, subject to certain restrictions, to meet equipment acquisition needs as well as working capital and general corporate requirements. We had no borrowings outstanding at May 31, 2006.
We lease certain facilities under various operating leases. Most of the lease agreements provide us with the option of renewing the lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.
Inflation generally has favorably influenced our results of operations by enhancing the sale prices of our used equipment. However, lower inflation rates and the continued availability of newer, less expensive equipment with similar or better specifications could result, over a period of several years, in lower relative sale prices for used electronic equipment. If this should occur, our margins and earnings will be reduced. Prices of new and used electronic test equipment have not consistently followed the overall inflation rate. Prices of new and used personal computers and servers have consistently declined for the past three years. Because management is unable to predict the advances in technology and the rate of inflation for the next several years, it is not possible to estimate the impact of these factors on our margins and earnings.

ELECTRO RENT 2006 ANNUAL REPORT
Contractual Obligations
The table below presents the amount of payments due under our contractual obligations. The table reflects expected payments due as of May 31, 2006 and does not reflect changes that could arise after that time.

	Payments due by period
		Less than			More than
Contractual Obligations (in thousands)	Total	1 year	1-3 years	3-5 years	5 years

Facility lease payments, not including
property taxes and insurance	$2,559	$733	$1,598	$228	—
Employment agreements	81	81	—	—	—

Total	$2,640	$814	$1,598	$228	—

Qualitative and Quantitative Disclosures About Interest Rates and Currency Rates
We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, however, we believe those risks to be not material in relation to our operations. We do not have any derivative financial instruments.
As of May 31, 2006 and 2005, our cash and cash equivalents included money market securities and we had investments in marketable securities. Due to the short-term duration of our investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio, therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.
We are also subject to risks associated with foreign currency rate fluctuations to the extent of financing arrangements for rented and leased equipment denominated in Canadian dollars, euros and Chinese yuan. We have determined that hedging of these assets is not cost effective and instead we attempt to minimize our risks due to currency and exchange rate fluctuations through working capital management. We do not believe that any foreseeable change in currency rates would materially or adversely affect our financial position or results of operations.
Special Note About Forward-Looking Statements
Except for the historical statements and discussions contained in this Annual Report, statements contained in this Annual Report constitute forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect the current views of our management with respect to future events and financial performance; however, you should not put undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements that are or may be affected by developments, which our management does not deem material. When used or incorporated by reference in this Annual Report, the words “anticipate,” “believes,” “expects,” “intends,” “future,” and other similar expressions identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, not all of which are disclosed in this Annual Report. We believe our management’s assumptions are reasonable; nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, our actual results will probably differ from the outcomes contained in any forward-looking statement, and those differences could be material. Factors that could cause or contribute to these differences include, among others, those risks and uncertainties discussed under the sections contained in this Annual Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in “Quantitative and Qualitative Disclosure About Interest Rates and Currency Rates,” and “Risk Factors” discussed in Item 1(A); our Proxy Statement for our 2006 Annual Meeting of Shareholders; and our other filings with the Securities and Exchange Commission. Should one or more of the risks discussed, or any other risks, materialize, or should one or more of our underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, expected or projected.

ELECTRO RENT 2006 ANNUAL REPORT
Consolidated Statements of Operations

Year Ended May 31,
(in thousands, except per share information)	2006	2005	2004

Revenues:
Rentals and leases	$90,548	$80,257	$70,268
Sales of equipment and other revenues	24,258	27,359	23,842

Total revenues	114,806	107,616	94,110

Operating expenses:
Depreciation of rental and lease equipment	35,776	33,365	30,559
Costs of revenues other than depreciation of rental and lease equipment	13,574	12,497	14,219
Selling, general and administrative expenses	33,755	29,869	32,207

Total operating expenses	83,105	75,731	76,985

Operating profit	31,701	31,885	17,125
Interest income, net	2,705	1,476	1,335
Income from settlement	—	1,758	—
Income before income taxes	34,406	35,119	18,460
Income tax provision	12,222	10,854	6,476

Net income	$22,184	$24,265	$11,984

Earnings per share:
Basic	$0.87	$0.97	$0.48
Diluted	$0.86	$0.96	$0.48
Shares used in per share calculation:
Basic	25,359	24,978	24,860
Diluted	25,762	25,369	25,034

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2006 ANNUAL REPORT
Consolidated Balance Sheets

As of May 31,
(in thousands, except share information)	2006	2005

Assets
Cash and cash equivalents	$58,748	$31,997
Marketable securities	22,750	48,800
Accounts receivable, net of allowance for doubtful accounts of $681 and $839	14,001	10,548
Rental and lease equipment, net of accumulated depreciation of $122,213 and $133,170	140,108	122,798
Other property, net of accumulated depreciation and amortization of $12,773 and $12,131	15,528	15,722
Goodwill	2,083	—
Intangibles, net of amortization of $294 and $62	2,127	62
Other	4,337	3,295

	$259,682	$233,222

Liabilities and Shareholders’ Equity
Liabilities:
Accounts payable	$11,344	$13,983
Accrued expenses	8,595	8,700
Deferred revenue	3,303	2,768
Deferred tax liability	14,599	12,754

Total liabilities	37,841	38,205

Commitments and contingencies (Note 11)
Shareholders’ equity:
Preferred stock, $1 par — shares authorized 1,000,000; none issued
Common stock, no par — shares authorized 40,000,000; issued and outstanding 2006 — 25,546,719; 2005 — 25,100,132	26,351	21,638
Retained earnings	195,490	173,379

Total shareholders’ equity	221,841	195,017

	$259,682	$233,222

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2006 ANNUAL REPORT
Consolidated Statements of Shareholders’ Equity

	Common Stock
Three years ended May 31, 2006	Number		Retained
(in thousands)	of Shares	Amount	Earnings

Balance, June 1, 2003	24,821	$16,023	$237,991
Exercise of stock options, net	185	1,978	—
Tax benefit for stock options exercised	—	1,599	—
Repurchase of common stock	(108)	(98)	(1,346)
Special distribution	—	—	(99,515)
Net income for the year ended May 31, 2004	—	—	11,984

Balance, May 31, 2004	24,898	19,502	149,114
Exercise of stock options	203	1,668	—
Tax benefit for stock options exercised	—	468	—
Net income for the year ended May 31, 2005	—	—	24,265

Balance, May 31, 2005	25,101	21,638	173,379
Exercise of stock options	453	3,816	—
Tax benefit for stock options exercised	—	907	—
Repurchase of common stock	(7)	(10)	(73)
Net income for the year ended May 31, 2006	—	—	22,184

Balance, May 31, 2006	25,547	$26,351	$195,490

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2006 ANNUAL REPORT
Consolidated Statements of Cash Flows

Year Ended May 31,
(in thousands)	2006	2005	2004

Cash flows from operating activities:
Net income	$22,184	$24,265	$11,984
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,956	34,232	31,483
Gain on sale of rental and lease equipment	(9,526)	(11,018)	(9,379)
Deferred tax liability	947	4,760	4,815
Income from settlement	—	(1,758)	—
Provision (recapture) for losses on accounts receivable	46	(141)	645
Tax benefit for stock options exercised	907	468	1,599
Changes in operating assets and liabilities:
Accounts receivable	(2,038)	(2,312)	(1,866)
Other assets	(986)	318	1,350
Accounts payable	25	(191)	1,768
Accrued expenses	(1,307)	(542)	(742)
Deferred revenue	535	571	364

Net cash provided by operating activities	47,743	48,652	42,021

Cash flows from investing activities:
Proceeds from sale of rental and lease equipment	20,512	20,944	21,093
Cash paid for acquisition, net of cash acquired	(9,404)	—	—
Payments for purchase of rental and lease equipment	(61,352)	(72,129)	(42,815)
Net sales (purchases) of marketable securities	26,050	3,675	(42,475)
Payments for purchase of other property	(531)	(505)	(599)

Net cash used in investing activities	(24,725)	(48,015)	(64,796)

Cash flows from financing activities:
Special distribution	—	—	(99,515)
Proceeds from issuance of common stock	3,816	1,668	534
Payment for repurchase of common stock	(83)	—	—

Net cash provided by (used in) financing activities	3,733	1,668	(98,981)

Net increase (decrease) in cash and cash equivalents	26,751	2,305	(121,756)
Cash and cash equivalents at beginning of year	31,997	29,692	151,448

Cash and cash equivalents at end of year	$58,748	$31,997	$29,692

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2006 ANNUAL REPORT
Notes to Consolidated Financial Statements
For the years ended May 31, 2006, 2005 and 2004
(in thousands, except per share amounts)
Note 1: Summary of Significant Accounting Policies
Basis of Presentation: The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiaries (collectively “we”, “us”, or “our” hereafter). All intercompany balances and transactions have been eliminated. Certain items in the consolidated financial statements for 2005 and 2004 were reclassified to conform to the 2006 presentation, none of which affected previously reported net income. In 2006, we reclassified tax benefit for stock options exercised from a financing activity to an operating activity.
Business and Organization: We primarily engage in the short-term rental and the lease of state-of-the-art electronic equipment. We maintain an equipment portfolio composed primarily of test and measurement instruments (T&M) and personal computers and servers (DP) purchased from leading manufacturers. Another aspect of our business is the sale of equipment after its utilization for rental or lease. Our wholly owned subsidiaries, Genstar Rental Electronics, Inc., Electro Rent Europe, NV, and Electro Rent (Tianjin) Rental Co., Ltd. act as our agents in Canada, Europe and China, respectively, for all of these business activities. Our wholly owned subsidiary, Electro Rent Asia, Inc., is the US parent company of Electro Rent ( Tianjin) Rental Co., Ltd. and our wholly owned subsidiary, ER International, Inc., is the U.S. parent company of Electro Rent Europe, NV. Our wholly owned subsidiary, Rush Computer Rentals, Inc., rents DP equipment throughout the United States.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosures of contingent assets and liabilities as of the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, management reviews these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including rental and lease equipment and intangibles, allowances for doubtful accounts and equipment loss, and contingencies and litigation. These estimates are based on management’s evaluation of current business and economic conditions, historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes, however, that the estimates, including those for the above-listed items, are reasonable.
Revenue Recognition: Rental and lease revenues are recognized in the month they are due on the accrual basis of accounting. Rentals and leases are billed to customers in advance, and unearned billings are recorded as deferred revenue. Other revenues consist of billings to customers for equipment sales, delivery, or repairs. Those revenues are recognized in the period in which the respective equipment is shipped and risk of loss is passed to the customer or the period in which the services are performed. In the case of equipment which is sold to customers that is already on rent or lease to the same party, revenue is recognized at the agreed-upon date when the rent or lease term ends. Negotiated lease early-termination charges are recognized upon receipt. Interest income on cash equivalents and marketable securities are recognized in the period earned.
In fiscal 2005, an early termination of DP leases with one customer resulted in a decrease in lease revenues at a rate of approximately $0.9 million quarterly, beginning in January 2005. This early lease termination and the related equipment buyout resulted in proceeds of approximately $3.4 million.
Rental and Lease Equipment and Other Property: Assets are generally stated at cost, less accumulated depreciation. Upon retirement or disposal of assets, the cost and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized. Depreciation of rental and lease equipment and other property is computed using straight-line and accelerated methods over the estimated useful lives of the respective equipment. Generally, new rental and lease equipment is depreciated over three to eight years, and used equipment over two to seven years, depending on the type of equipment. Depreciation methods and useful lives are periodically reviewed and revised, as deemed appropriate. Normal maintenance and repairs are expensed as incurred. Rental and lease equipment at net book value comprised $124,894 of T&M equipment and $15,214 of DP equipment at May 31, 2006, and $114,011 of T&M equipment and $8,787 of DP equipment at May 31, 2005.

ELECTRO RENT 2006 ANNUAL REPORT
Income Taxes: We recognize a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are periodically reviewed for recoverability.
Fair Value of Financial Instruments: The carrying amount of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximates fair value due to the short maturity of these instruments. Cash and short-term investments with original maturities of 90 days or less are considered to be cash equivalents.
Impairment of Assets: The carrying value of equipment held for rental and lease is assessed quarterly or when factors indicating impairment are present. We recognize impairment losses on equipment held for rental and lease when the expected future undiscounted cash flows are less than the asset’s carrying value, in which case the asset is written down to its estimated fair value. In the fourth quarter of fiscal 2005, we recorded non-cash impairment charges of $601 resulting from low projected demand for certain rental products, including general purpose and communications equipment. There were no other such impairment charges during the last three fiscal years.
Goodwill and Other Intangible Assets: We have goodwill, which represents the excess of purchase price over the fair value of net assets acquired, as a result of Rush Computer Rentals, Inc. acquisition discussed further in Note 2. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and is reviewed for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. This acquisition also resulted in certain identifiable intangible assets, which represent items such as customer relationships, non-complete agreements and a trade name that were assumed in acquisitions. These intangible assets are amortized over their projected useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment of goodwill and identifiable intangible assets is permanently recognized by writing down the asset to the extent that the carrying value exceeds the estimated fair value.
Marketable Securities: We consider our marketable securities available-for-sale as defined in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and, accordingly, they are carried at fair value. Realized gains and losses and declines in value considered to be other than temporary are included in income in the period they occur. The cost of securities sold is based on the specific identification method. There were no significant realized or unrealized gains or losses, nor any significant differences between estimated fair values, based on quoted market prices, and the costs of securities in the investment portfolio as of May 31, 2006. Our marketable securities consist of auction rate securities, which carry interest or dividend rates that reset every 49 days or less but have original contractual maturities of greater than one year.
Allowances for Doubtful Accounts and Equipment Losses: We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make rental and lease payments. We also maintain an allowance for estimated losses resulting from the inability of customers to pay for lost equipment. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of our customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowances for doubtful accounts and equipment losses may need to be reduced and income would be increased.
Concentration of Credit Risk: Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash equivalents, marketable securities and trade accounts receivable. We invest excess cash primarily in money market funds of major financial institutions and auction rate securities of rated or investment grade corporate issuers. Excess cash of $58.7 million was invested in four large money market funds and $22.8 million was invested in short-term municipal obligations as of May 31, 2006. We believe that we are not exposed to any significant financial risk with respect to cash. For trade accounts receivable, we sell primarily on 30-day terms, perform credit evaluation procedures on each customer’s individual transactions and require security deposits or personal guarantees from our customers when significant credit risks are identified. Typically, most customers are large, established firms. An adequate allowance for potential credit losses is maintained.

ELECTRO RENT 2006 ANNUAL REPORT
We purchase rental and lease equipment from numerous vendors. During fiscal 2006, 2005, and 2004, Agilent Technologies, Inc. accounted for approximately 54%, 57% and 54%, respectively, and Tektronics, Inc. accounted for approximately 9%, 13% and 17%, respectively, of such purchases. No other vendor accounted for more than 10% of such purchases.
Foreign Currency: The assets and liabilities of our foreign subsidiaries are remeasured from their functional currency to US dollars at current or historic exchange rates, as appropriate. Revenues and expenses are remeasured from functional currencies to US dollars using the month-end rate for the month in which the transaction occurred. Our foreign subsidiaries collectively have assets, liabilities, revenues and expenses under 10% of our respective consolidated amounts. The euro, Canadian dollar and Chinese yuan are the only foreign functional currencies, and the Chinese yuan has been generally stable in relation to the US dollar. Historically, translation gains and losses have not been significant.
Foreign currency transaction gains and losses are included in the determination of net income. Included in consolidated net income are net foreign currency transaction losses of $18, $17, and $13 realized during fiscal 2006, 2005, and 2004, respectively.
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
Cash Flow: Supplemental disclosures of cash paid during the year for:

	2006	2005	2004

Interest	$24	$15	$20
Income taxes	15,296	7,099	1,610

Supplemental disclosure of non-cash investing and financing activities: We acquired equipment of $9,396, $12,318, and $14,703, at May 31, 2006, 2005 and 2004, respectively, which was paid for during the subsequent year. We recorded a tax benefit of $907, $468, and $1,599 in fiscal 2006, 2005, and 2004, respectively, for employee stock options exercised which increased common stock. Additionally, we decreased shareholders’ equity by $83 in fiscal 2006 and $1,444 in fiscal 2004, as a result of stock-for-stock exercises of stock options, which are not included on the statement of cash flows.
Stock-Based Compensation: We apply the intrinsic-value-based method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for employee stock options. Accordingly, compensation expense is recognized only when options are granted with a discounted exercise price. Any such compensation expense is recognized ratably over the associated service period, which is generally the option vesting term. Under APB Opinion No. 25, no compensation expense was recognized for fiscal 2006, 2005 or 2004.
Our net earnings and earnings per share would have been adjusted to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates in accordance with SFAS No. 123 (as amended by SFAS No. 148), “Accounting for Stock-Based Compensation.”

	2006	2005	2004

Net income as reported	$22,184	$24,265	$11,984
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax effects	767	1,359	1,000

Pro forma net income	$21,417	$22,906	$10,984

Basic earnings per share:
As reported	$0.87	$0.97	$0.48
Pro forma	0.84	0.92	0.44
Diluted earnings per share:
As reported	0.86	0.96	0.48
Pro forma	0.83	0.90	0.44

ELECTRO RENT 2006 ANNUAL REPORT
The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2006	2005	2004

Average risk-free interest rate	3.9%	3.5%	3.0%
Expected dividend yield	—	—	—
Expected volatility	52.5	52.6	46.0
Expected life	4.6	5.0	5.0

The weighted average fair value per option granted was $5.55 in 2006, $4.83 in 2005 and $5.36 in 2004.
In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. SFAS No. 123R is effective as of the beginning of the first fiscal year that begins after June 15, 2005. Thus, we are required to adopt SFAS No. 123R effective June 1, 2006. In adopting SFAS No. 123R, we may apply the “modified prospective application” method, which requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R. Alternatively, we may apply the “modified retrospective application,” which would require the recording of compensation expense for all unvested stock options beginning with the first period restated. We adopted the new standard effective June 1, 2006 using the modified prospective method and we do not expect the adoption of SFAS No. 123R to result in amounts that are materially different from the current pro forma disclosures under SFAS No. 123.
Recent Accounting Pronouncements: In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, Accounting Changes and Error Corrections, which addresses accounting for changes in accounting principle, changes in accounting estimates, changes required by an accounting pronouncement in the instance that the pronouncement does not include specific transition provisions and error correction. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle and error correction unless impracticable to do so. SFAS No. 154 states an exception to retrospective application when a change in accounting principle, or the method of applying it, may be inseparable from the effect of a change in accounting estimate. When a change in principle is inseparable from a change in estimate, such as depreciation, amortization or depletion, the change to the financial statements is to be presented in a prospective manner. SFAS No. 154 and the required disclosures are effective for accounting changes and error corrections in fiscal years beginning after December 15, 2005. The Company does not anticipate this statement will have a material impact on its consolidated financial statements.
In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) which supplements SFAS No. 109 by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is “more-likely- than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statement to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Management is assessing the potential impact on our financial condition or results or operations.

ELECTRO RENT 2006 ANNUAL REPORT
Note 2: Acquisition
On January 31, 2006, we completed the acquisition, pursuant to a Stock Purchase Agreement, of Rush Computer Rentals, Inc. (“Rush”), in order to facilitate the growth of our data products business. Headquartered in Wallingford, Connecticut, Rush is similar to our existing data products business, and is one of the leading providers of personal computers and related equipment for rent or sale in the northeast United States. Before taking into account Rush’s cash balance, an aggregate purchase price of $9,710 was paid in cash, subject to our final adjustments to the sellers’ closing date balance sheet. In addition, up to $1,000 of contingent consideration may be paid to the shareholders of Rush based upon the achievement of certain revenue objectives through February 2008. The purchase price, which is subject to post-closing adjustments, was allocated to the net assets acquired based upon their fair values as of the date of the transaction, with the excess recorded as goodwill. The following table provides estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition.

Total
Allocation

Cash	$306
Rental and lease equipment	5,642
Accounts receivable	1,461
Other property	223
Other	56
Trade name	357
Non-compete agreements	797
Customer relationships	1,143
Goodwill	2,083

Total assets acquired	12,068
Accounts payable	(258)
Deferred tax liability	(898)
Accrued expenses and other	(1,202)

Net assets acquired	$9,710

Supplemental pro forma information reflecting the acquisition of Rush as if it occurred on June 1, 2005 has not been provided due to the fact that this was not a material transaction.
The results of operations of Rush have been included in our statements of income from the date of the acquisition.
Note 3: Goodwill and Other Intangible Assets
As the result of the Rush acquisition, we recorded $2,083 of goodwill and $2,297 of intangibles in fiscal 2006. The carrying amount of goodwill was $2,083 at May 31, 2006, and there was none recorded at May 31, 2005. The annual impairment review date for goodwill is on May 31. Goodwill related to the Rush acquisition is not deductible for tax purposes.

ELECTRO RENT 2006 ANNUAL REPORT
Intangible assets with finite useful lives are amortized over their respective estimated useful lives. The following table provides a summary of our intangible assets:

May 31, 2006
		Gross
	Estimated	Carrying	Accumulated	Net Carrying
	Useful Life	Amount	Amortization	Amount
Trade name	Indefinite	$357	$—	$357
Non-compete agreements	2 - 5 years	847	143	704
Customer relationships	3 - 4 years	1,217	151	1,066

		$2,421	$294	$2,127

May 31, 2005
		Gross
	Estimated	Carrying	Accumulated	Net Carrying
	Useful Life	Amount	Amortization	Amount
Non-compete agreements	2 - 5 years	$50	$31	$19
Customer relationships	3 - 4 years	74	31	43

		$124	$62	$62

The amortization expense of intangible assets is set forth below:

Year Ended May 31,	2006	2005

Non-compete agreements	$112	$25
Customer relationships	120	25

	$232	$50

Amortization expense for customer relationships and non-compete agreements is included in selling, general and administrative expenses.
The following table provides estimated future amortization expense related to intangible assets:

Future
Year Ending May 31,	Amortization

2007	$583
2008	498
2009	365
2010	270
2011	54

$1,770

Note 4: Borrowings
On November 21, 2005, we renewed our 364-day agreement with a bank to provide a revolving line of credit for $10,000, subject to certain restrictions, to be available to meet potential equipment acquisition needs as well as working capital and general corporate requirements. The interest rate on the line of credit is based on the prime rate or LIBOR. We had no borrowings outstanding during the fiscal years ended May 31, 2006, 2005 and 2004.

ELECTRO RENT 2006 ANNUAL REPORT
Note 5: Income Taxes
The provision for income taxes consists of the following for the fiscal years ended May 31:

	2006	2005	2004

Current
Federal	$9,539	$4,528	$1,451
State	1,736	1,566	210
Deferred
Federal	198	3,969	4,206
State	749	791	609

	$12,222	$10,854	$6,476

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows for the fiscal years ended May 31:

	2006	2005	2004

Statutory federal rate	35.0%	35.0%	34.0%
State taxes, net of federal benefit	4.6	4.4	4.9
Release of reserves due to completed tax audits and changes in estimated tax exposures	(2.8)	(7.7)	(3.6)
Permanent differences resulting from tax advantaged investments and extra-territorial income exclusion	(1.8)	(1.4)	(0.5)
Other, benefit of foreign losses excluded	0.5	0.6	0.2

Effective tax rate	35.5%	30.9%	35.0%

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 2006 and 2005 are as follows:

	2006	2005

Deferred tax assets:
Goodwill and intangible assets	$5,027	$6,769
Allowance for doubtful accounts	277	334
Net operating loss carry forwards	24	148
Deferred compensation and benefits	1,363	1,124
Other	645	780

	7,336	9,155
Deferred tax liabilities:
Accumulated depreciation and amortization	(21,935)	(21,909)

Net deferred tax liabilities	$(14,599)	$(12,754)

Net operating loss carry forwards for federal income tax reporting purposes, related to prior year acquisitions, approximate $66 at May 31, 2006 and expire in fiscal 2007.
The effective tax rate in fiscal 2006 was 35.5% as compared to 30.9% in the prior year. The increase in effective rate was primarily due to a decrease in the amount of tax reserves released as a result of completed tax audits and changes in estimated tax exposures combined with the effect of excluding the benefit of foreign losses. The reevaluation of accrued liabilities related to positions taken on federal and state returns, net of the results of completed audits, reduced tax expense by $971 as compared to $2,464 in the prior year. As required by SFAS 109 (Accounting for Income Taxes) a valuation adjustment has been made to eliminate a $154 tax benefit from the results of the start up operations in China and Europe. There is no corresponding adjustment in the prior fiscal year. Increases in the amounts and yields of tax advantaged investments combined with the benefits realized by extraterritorial income exclusions reduced expense by $626 as compared to $508 in the prior year.

ELECTRO RENT 2006 ANNUAL REPORT
Note 6: Financed Lease Receivables
We had certain customer leases providing bargain purchase options, which are accounted for as sales-type leases. Interest income is recognized over the life of the lease using the effective interest method. The minimum lease payments receivable and the net investment included in other assets for such leases are as follows at May 31:

	2006	2005

Gross minimum lease payments receivable	$516	$586
Less — unearned interest	(31)	(29)

Net investment in sales-type lease receivables	$485	$557

Note 7: Computation of Earnings Per Share
Following is a reconciliation of the denominator used in the computation of basic and diluted EPS:

	2006	2005	2004

Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	25,359	24,978	24,860
Effect of dilutive options	403	391	174

	25,762	25,369	25,034

Net income	$22,184	$24,265	$11,984
Earnings per share:
Basic	$0.87	$0.97	$0.48
Diluted	$0.86	$0.96	$0.48

Certain options to purchase our common stock were not included in the computation of diluted earnings per share because to do so would have been antidilutive. The quantity of such options is 3, 37, and 52 at May 31, 2006, 2005, and 2004, respectively.
Note 8: Allowances for Doubtful Accounts
We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to pay our invoices. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of our customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased. A roll-forward of the allowance is as follows at May 31:

	2006	2005	2004

Beginning of year	$839	$1,157	$1,106
Provision for doubtful accounts	46	(141)	645
Write-offs	(204)	(177)	(594)

End of year	$681	$839	$1,157

ELECTRO RENT 2006 ANNUAL REPORT
Note 9: Rentals Under Noncancellable Operating Leases
We rent equipment on a short-term basis and lease equipment for periods greater than 12 months. Such leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term. Our cost of equipment under operating leases at May 31, 2006, with remaining noncancellable lease terms of more than one year, is $13,740, before accumulated depreciation of $5,006 and the net book value is $8,734.
A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 2006 is as follows:

2007	$7,607
2008	4,555
2009	1,135
2010	80
2011 (no lease terms extend beyond 2011)	2

$13,379

Note 10: Other Property
Other property, at cost, consists of the following at May 31:

	2006	2005

Land	$6,985	$6,985
Buildings	14,055	14,055
Furniture and other equipment	7,014	6,592
Leasehold improvements	247	221

	28,301	27,853
Less — accumulated depreciation and amortization	(12,773)	(12,131)

	$15,528	$15,722

Note 11: Commitments and Contingencies
We lease certain facilities under various operating leases. Most of the lease agreements provide us with the option of renewing our leases at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.
Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

2007	$733
2008	682
2009	578
2010	338
2011	190
2012	38

$2,559

ELECTRO RENT 2006 ANNUAL REPORT
Rent expense was $711, $924, and $1,194 in fiscal 2006, 2005, and 2004, respectively.
Under the terms of certain employment agreements, we are obligated to pay $81 in fiscal 2007 which is included in accrued expenses at May 31, 2006.
We are subject to legal proceedings and business disputes involving ordinary and routine claims. The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are made after consultation with outside counsel. If estimates of potential losses increase or the related facts and circumstances change in the future, we may be required to record either more or less litigation expense. It is management’s opinion that none of the open matters at May 31, 2006 will have a material adverse effect on our financial condition or operations.
Note 12: Stock Option Plans and Equity Incentive Plan
We have Stock Option Plans and an Equity Incentive Plan (the “Plans”) that authorize the Board of Directors to grant options for 4,433,544 shares of our common stock, of which 980,500 shares were available for future grants at May 31, 2006. The Stock Option Plans provide for both incentive stock options, which may be granted only to employees, and non-statutory stock options, which may be granted to directors and consultants who are not employees. The Equity Incentive Plan, which replaced the Stock Option Plans in October 2006, provides for incentive and non-statutory stock option grants, stock appreciation rights, restricted stock awards and performance unit per share awards. Pursuant to the Plans, options have been granted to directors, officers and key employees at prices not less than 100% of the fair market value on the day of grant. Options are exercisable at various dates over a five-year or ten-year period from the date of grant. The Plans provide for a variety of vesting dates with the majority of the options vesting at a rate of one-third per year over a period of three years or one-fourth per year over a period of four years from the date of grant. All outstanding options expire at dates ranging from January 2007 to October 2010.
On January 14, 2004 we paid a $99.5 million special distribution to shareholders. As a result, the Board approved an adjustment to the exercise price of all of our outstanding options to take effect on the close of business on January 14, 2004. Consequently, 964,315 stock options with an average exercise price of $11.95 were adjusted to 1,327,237 stock options with an average exercise price of $8.48. In accordance with FIN 44, “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25,” there was no accounting consequence due to the changes made to the exercise price or the number of shares other than future potential dilution to shareholders because the aggregate intrinsic value of each award immediately after the change was not greater than the aggregate intrinsic value of the award immediately before the change and the ratio of the exercise price per share to the market value per share was not reduced.
The following table summarizes certain information relative to options for common stock.

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding, beginning of year	1,581,411	$8.84	1,275,228	$8.47	1,167,005	$11.82
1/14/04 pre-adjustment options	—	—	—	—	(964,315)	11.95
1/14/04 post-adjustment options	—	—	—	—	1,327,237	8.48
Granted at market price	19,500	12.14	513,495	9.38	14,256	7.42
Exercised	(453,073)	8.26	(202,593)	7.97	(185,097)	10.84
Cancelled	(6,468)	9.28	(4,719)	4.17	(83,858)	11.94

Options outstanding, end of year	1,141,370	$9.13	1,581,411	$8.84	1,275,228	$8.47

Options exercisable at end of year	796,887	$8.88	886,364	$8.56	834,038	$8.58

ELECTRO RENT 2006 ANNUAL REPORT
The following summarizes information regarding stock options outstanding at May 31, 2006:

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
	Outstanding	Life	Price	Exercisable	Price

$1.8963 — $8.2172	317,818	1.2075	$7.70	317,810	$7.70
$8.2173 — $9.5100	574,556	3.1989	9.32	257,081	9.07
$9.5101 — $14.7125	248,996	2.1319	10.51	221,996	10.33

	1,141,370	2.4116	$9.13	796,887	$8.88

Note 13: Savings Plan and Employee Stock Ownership Plan
We maintain a Savings Plan (401(k)) and a frozen Employee Stock Ownership Plan (ESOP). Employees become eligible to participate in the 401(k) after one year of employment. We have the option to match contributions of participants at a rate management determines each year. For participants with three or more years of service, we also may elect to make additional discretionary matching contributions in excess of the rate elected for participants with less than three years of service.
The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $298, $398, and $281 were made for 2006, 2005, and 2004, respectively.
The ESOP was established in 1975 and was frozen in 1994, at which time all participants became fully vested. Contributions to the ESOP were invested primarily in our common stock. The ESOP held 74,871 shares of our common stock and cash of $318 at May 31, 2006.
Note 14: Income from Settlements
On June 12, 2004, when all contingencies expired, we recognized as other income $1,758 related to funds received from a class action lawsuit. As a purchaser of certain products under warranty, we participated as a member of the plaintiff class.
Note 15: Segment Reporting
SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. Under SFAS No. 131, our operations are treated as one operating segment.
Although we have only one reportable segment, it has two groups of similar products: test and measurement (T&M) and computer-related (DP) equipment. Our equipment pool, based on acquisition cost, comprised $220,628 of T&M equipment and $41,693 of DP equipment at May 31, 2006, and $217,725 of T&M equipment and $38,243 of DP equipment at May 31, 2005.

ELECTRO RENT 2006 ANNUAL REPORT
Revenues for these product groups were as follows for the fiscal year ended May 31:

	T&M	DP	Total

2006
Rentals and leases	$71,844	$18,704	$90,548
Sales of equipment and other revenues	21,422	2,836	24,258

	$93,266	$21,540	$114,806

2005
Rentals and leases	$62,765	$17,492	$80,257
Sales of equipment and other revenues	21,372	5,987	27,359

	$84,137	$23,479	$107,616

2004
Rentals and leases	$50,461	$19,807	$70,268
Sales of equipment and other revenues	21,608	2,234	23,842

	$72,069	$22,041	$94,110

No single customer accounted for more than 10% of total revenues during fiscal 2006 or fiscal 2005.
Selected country information is presented below:

Year Ended May 31,	2006	2005

Revenues:[1]
U.S.	$102,528	$94,415
Other[2]	12,278	13,201

Total	$114,806	$107,616

As of May 31,	2006	2005

Net Long-Lived Assets:[3]
U.S.	$148,435	$127,142
Other[2]	11,411	11,440

Total	$159,846	$138,582

[1]Revenues by country are based on the location of shipping destination, whether the order originates in the U.S. parent or a foreign subsidiary.

[2]Other consists of other foreign countries that each individually account for less that 10% of the total revenues or assets.

[3]Net long-lived assets include rental and lease equipment, other property, goodwill and intangibles, net of accumulated depreciation and amortization.

ELECTRO RENT 2006 ANNUAL REPORT
Note 16: Quarterly Information (Unaudited)
Quarterly information is as follows:

		Income
	Total	Before	Net	Earnings per share
	Revenues	Taxes	Income	Basic	Diluted

Fiscal Year 2006
First Quarter	$26,550	$8,050	$4,985	$0.20	$0.19
Second Quarter	28,001	8,863	5,619	0.22	0.22
Third Quarter	29,277	8,433	5,916	0.23	0.23
Fourth Quarter	30,978	9,060	5,664	0.22	0.22

Annual totals	$114,806	$34,406	$22,184	$0.87	$0.86

Fiscal Year 2005
First Quarter	$25,619	$9,065	$5,627	$0.23	$0.22
Second Quarter	27,497	8,929	6,226	0.25	0.25
Third Quarter	28,782	10,008	6,945	0.28	0.27
Fourth Quarter	25,718	7,117	5,467	0.22	0.21

Annual totals	$107,616	$35,119	$24,265	$0.97	$0.96

ELECTRO RENT 2006 ANNUAL REPORT
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Electro Rent Corporation
Van Nuys, California
We have audited the accompanying consolidated balance sheets of Electro Rent Corporation and subsidiaries (the “Company”) as of May 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended May 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Electro Rent Corporation and subsidiaries at May 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of May 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 9, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Los Angeles, California
August 9, 2006

ELECTRO RENT 2006 ANNUAL REPORT
Corporate Information

Board of Directors	Corporate Officers		Corporate Offices

Daniel Greenberg	Daniel Greenberg	Thomas A. Curtin	6060 Sepulveda Boulevard
Chairman of the Board and	Chairman of the Board and	Vice President	Van Nuys, California 91411-2512
Chief Executive Officer	Chief Executive Officer		Phone (818) 786-2525
		Ronald J. Deming	Fax (818) 786-4354
†Gerald D. Barrone	Gary B. Phillips	Vice President
Retired, Former President	Senior Vice President
and Chief Operating Officer		Meryl D. Evans	Transfer Agent & Registrar
Coast Federal Bank	Craig R. Jones	Vice President
	Vice President and		US Stock Transfer Corporation
†Nancy Y. Bekavac	Chief Financial Officer	John Hart	Glendale, California
President		Vice President
Scripps College	Steven Markheim		NASDAQ Listing
	Vice President and Secretary	Peter M. Shapiro
†Karen J. Curtin		Vice President	Common Stock —
Venture Partner, Paradigm	Richard E. Bernosky		OTC Symbol: “ELRC”
Capital Ltd.;	Vice President
former Executive Vice President			General Counsel
Bank of America	Craig R. Burgi
	Vice President		Guthl Christopher LLP
*†Joseph J. Kearns
President	Dennis M. Clark
Kearns Associates	Vice President		Independent Auditors

*†S. Lee Kling			Deloitte & Touche LLP
Chairman of the Board			Los Angeles, California
The Kling Company

*†James S. Pignatelli
Chairman, President and
Chief Executive Officer
Unisource Energy Corporation

*Audit Committee
†Compensation Committee
Capital Stock, Shareholders and Cash Dividend Information (unaudited)
Our common stock is quoted on NASDAQ under the symbol ELRC. There were approximately 396 shareholders of record at July 15, 2006. The following table sets forth, for the period shown, the high and low closing sale prices in the NASDAQ National Market System as reported by NASDAQ.

	Fiscal Year 2006		Fiscal Year 2005
	High	Low	High	Low

First Quarter	$15.00	$11.97	$11.23	$9.23
Second Quarter	14.00	12.00	14.21	9.77
Third Quarter	16.97	13.74	15.62	13.42
Fourth Quarter	17.50	14.90	14.87	11.53