Form 10-K, Exhibit 13
period 2007-05-31
ELECTRO RENT CORP
filed 2007-08-13
CIK 32166

FINANCIAL Highlights

	May 31,
(in thousands, except per share information)	2007	2006	2005	2004	2003

Revenues	$125,251	$114,806	$107,616	$94,110	$108,796

Costs of revenues and depreciation	55,848	49,350	45,862	44,778	62,663
Selling, general and administrative expenses	40,392	33,755	29,869	32,207	37,399
Loss on impairments of goodwill and intangibles	—	—	—	—	37,135
Interest and other, net	(5,440)	(2,705)	(3,234)	(1,335)	(4,091)

Income (loss) before income taxes	34,451	34,406	35,119	18,460	(24,310)
Income tax provision (benefit)	13,402	12,222	10,854	6,476	(9,324)

Net income (loss)	$21,049	$22,184	$24,265	$11,984	$(14,986)

Earnings (loss) per share:
Basic	$0.82	$0.87	$0.97	$0.48	$(0.60)
Diluted	$0.81	$0.86	$0.96	$0.48	$(0.60)
Shares used in per share calculation:
Basic	25,716	25,359	24,978	24,860	24,810
Diluted	26,053	25,762	25,369	25,034	24,810
Total assets	$284,819	$260,936	$234,847	$207,695	$278,787
Shareholders’ equity	$243,479	$221,841	$195,017	$168,616	$254,014
Shareholders’ equity per common share	$9.43	$8.68	$7.77	$6.77	$10.23
Cash dividends declared per common share	$0.10	$—	$—	$4.00	$—

PAGE 10       ELECTRO RENT 2007 ANNUAL REPORT
MANAGEMENT’S Discussion and Analysis of Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read in conjunction with the fiscal 2007 Consolidated Financial Statements and the notes thereto and the other financial and statistical information appearing elsewhere in this annual report.
OVERVIEW
We generate revenues through the rental, lease and sale of electronic equipment, primarily test and measurement (“T&M”) and personal computer-related data products (“DP”) equipment. In fiscal 2007, 77% of our rental and lease revenues were derived from T&M equipment. This percentage decreased from the prior year period as a result of the acquisition of Rush Computer Rentals, Inc. (“Rush”) on January 31, 2006, and its on-going DP revenues. Excluding the effect of the Rush acquisition, DP revenues have stabilized over the last three fiscal years, while our T&M business grew due to T&M activity in telecommunications, aerospace and defense markets.
In fiscal 2007, rental revenues comprised 82% of our rental and lease revenue. That percentage has been increasing over the last three years due to an increase in T&M rental activity that began in fiscal 2005 and the Rush acquisition in fiscal 2006.
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
The profitability of our business depends in part on controlling the timing, pricing and mix of purchases and sales of equipment. We seek to acquire new and used equipment at attractive prices for the purpose of deriving a profit from a combination of renting and/or selling such equipment. The sale of equipment, either after acquisition or after it has been rented, can comprise a significant portion of our revenues and operating profit. To maximize our overall profit from the rental, leasing, and sales of equipment, we manage our equipment pool on an on-going basis by analyzing our product strategy for each specific equipment class in light of that equipment’s historical and projected life cycle. In doing so, we must compare our estimate of potential profit from rental with the potential profit from the product’s immediate sale and replacement with new or other equipment. In our analysis, we assume depreciation and impairment of equipment based on projected performance and historical levels, although historical trends are not necessarily indicative of future trends. Our overall equipment management is complex, and our product strategy can change during a product’s lifetime based upon numerous factors, including the U.S. and global economy, interest rates and new product launches. Our strategic equipment decisions are generally based on the following fundamentals:
▪	Our acquisition cost;

▪	Our estimates of current and future market demand for rentals;

▪	Our estimates of current and future supply of product;

▪	The book value of the product after depreciation and other impairment;

▪	Our estimates of the effect of interest rates on rental and leasing fees as well as capital financing; and

▪	Our estimates of the potential current and future sale prices.
If we do not accurately predict market trends, or if demand for the equipment we supply declines, we can be left with inventory that we are unable to rent or sell for a profit. We assess the carrying value of the equipment pool on a quarterly basis or when factors indicating impairment are present.
When the U.S. and global economy began to rebound in fiscal 2004, we saw increased demand for our equipment, and were able to sell equipment that was older and more fully depreciated. Due in part to these events, we experienced greater than normal gross margin on equipment sales of 53% for fiscal 2005 and 46% for fiscal 2006. Furthermore, due to strong demand for T&M equipment, our gross margin on sales in fiscal 2007 was 47%. Based on our current equipment management strategy, we believe that gross margin on sales will return to normal historical levels of

ELECTRO RENT 2007 ANNUAL REPORT       PAGE 11
40% to 45% as older and previously impaired equipment constitute a smaller percentage of sales, although this percentage will fluctuate on a quarterly basis.
Results for future quarters, however, are subject to unanticipated events, as in the case of unusual opportunities for sales and early termination of equipment leases. Revenues from early termination of equipment leases are included in sales of equipment and other revenues. Such early terminations can (i) result in sales proceeds to the extent that the customer decides to purchase the equipment involved, (ii) accelerate lease payments to the extent of lease termination fees, and/or (iii) increase the pool of equipment available for lease by us to the extent the customer does not purchase the equipment, which would adversely affect future utilization unless we can rent, lease or sell that equipment to another party.
PROFITABILITY AND KEY BUSINESS TRENDS
Comparing fiscal 2007 to fiscal 2006, our revenues rose by 9.1% to $125.3 million, our operating profit declined by 8.5% to $29.0 million and our net income declined by 5.1% to $21.0 million. Our revenue growth included growth in our base business as well as additional revenues from our strategic initiatives: the acquisition of Rush, as well as growth in our new international markets in China and Europe. T&M rental and lease activity for fiscal 2007 increased compared to fiscal 2006, reflecting the strengthening global economy, gains in the aerospace/defense, semiconductor manufacturing and telecommunications manufacturing segments, and growth in our foreign operations. Our DP rental and lease activity for the same period also increased, reflecting the acquisition of Rush.
Some of our key profitability measurements are presented below:

	Fiscal 2007	Fiscal 2006	Fiscal 2005

Net income per diluted common share (EPS)	$0.81	$0.86	$0.96
Net income as a percentage of average assets	7.7%	8.9%	10.4%
Net income as a percentage of average equity	9.2%	10.7%	12.7%

The decline in operating profit for fiscal 2007 compared to fiscal 2006 reflects the cost of our strategic growth initiatives, higher depreciation expense related to a larger and newer equipment pool and the Rush acquisition, stock compensation expense of $0.9 million due to the adoption of Statement of Financial Accounting Standards No. 123R (revised 2004), Share-Based Payment (“SFAS 123R”), in fiscal 2007, and an equipment impairment charge of $0.4 million. Fiscal 2006 benefited from reductions in the accrued liability for income taxes of $1.0 million due to the expiration of specific risks related to closed tax audit years. We have implemented certain programs associated with improving the profitability of the Rush acquisition and our foreign operations that we believe will allow us to improve the operating results of these businesses in future periods.
The amount of our equipment on rent, based on acquisition cost, increased to $142.9 million at May 31, 2007 from $119.5 million at May 31, 2006. Acquisition cost of equipment on lease increased to $42.0 million at May 31, 2007 from $41.7 million at May 31, 2006. Utilization for our T&M equipment pool, based on acquisition cost of equipment on rent compared to the total pool, was 66.5% at May 31, 2007 compared to 65.8% at May 31, 2006, primarily due to strengthening demand. Over the same period, utilization of our DP equipment pool decreased to 58.0% from 59.9%.
During the same fiscal year periods, average monthly rental rates as a percent of acquisition cost for T&M and DP decreased 3.4% and 7.2%, respectively, as a result of increased competition, while average monthly T&M lease rates as a percent of acquisition cost were comparable, and DP lease rates increased by 5.5%. In the third quarter of fiscal 2007, we recorded a non-cash equipment impairment charge of $0.4 million resulting from low projected demand for certain rental products, including general purpose and communications equipment.
STRATEGIC GROWTH PLANS
In recent periods, we have seen some recovery of our business from its significant contraction during the early part of this decade. Although we reduced our expenses to maintain profitability during the contraction, we believe that our resources and financial infrastructure in the U.S. remain capable of handling a significantly greater volume of business activity without a proportionate increase in expenses. Based on this belief and our assessment of the improving

PAGE 12       ELECTRO RENT 2007 ANNUAL REPORT
climate in recent periods, we have been seeking ways to increase revenues to leverage that infrastructure. These strategies include:
Internal Growth Strategies: We intend to continue internal growth by building upon our vendor and customer relationships and expanding the types of services and equipment we provide. Thus, for example,
▪	We have entered into distribution agreements with three leading manufacturers for a range of basic T&M equipment.

▪	We have re-focused our DP marketing approach to emphasize short-term, event-oriented rentals in addition to our traditional markets.

▪	We have been marketing a flexible leasing program that allows customers to build equity that can be applied against the future purchase of the test equipment.

▪	We have implemented an expanded customer communication program to identify used equipment re-marketing opportunities.
Acquisition Growth Strategies: We are also seeking to grow through acquisitions. Acquisitions can permit us to rapidly add revenues, as well as to expand into new geographical areas and/or markets. On January 31, 2006, we completed the acquisition of Rush, a private company with annual revenue of approximately $10 million from the rental and sale of a wide range of personal computers and related equipment to customers located primarily in the northeastern United States.
Geographic Expansion Strategies: Prior to fiscal 2006, our activity was largely limited to North America, except for some limited rentals to North American companies operating in other geographical areas. We intend to exploit opportunities for expanding our rental and leasing services globally. As part of that strategy, in fiscal 2006 we entered two of the largest world markets: Europe and China.
▪	Our wholly owned subsidiary in Tianjin, China, commenced operations in June 2005 after we received what we believe to be one of the first licenses for a wholly foreign-owned equipment rental business in China.

▪	In September 2005, we acquired a small T&M equipment rental company based in Belgium, from which we service the European market.
Of course, none of these growth strategies may be successful, and each entails risks that could impact our continuing business results. In addition to the risks associated with our core operations, there are special risks associated with international operations and with acquisitions, as well as with growth in general. For a more detailed summary of some of the risks associated with these and other factors, please see the Risk Factors discussed in Item 1A of our 2007 Annual Report on Form 10-K.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we review these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including rental and lease equipment, allowance for doubtful accounts and income taxes. These estimates are based on our historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe, however, that the estimates, including those for the above-listed items, are reasonable.
We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:
Asset Lives and Depreciation Methods: Our primary business involves the purchase and subsequent rental and lease of long-lived electronic equipment. We have chosen asset lives that we believe correspond to the economic lives of the related assets. We have chosen depreciation methods that we believe match our benefit from the assets with the associated costs. These judgments have been made based on our expertise in each equipment type that we carry. If the asset life and depreciation method chosen do not reduce the book value of the asset to at least our potential future cash flows from the asset, we would be required to record an impairment loss. Depreciation methods and useful lives are periodically reviewed and revised as deemed appropriate.

ELECTRO RENT 2007 ANNUAL REPORT       PAGE 13
Impairment of Long-Lived Assets: On a quarterly basis, we review the carrying value of our rental and lease equipment to determine if the carrying value of the assets may not be recoverable due to current and forecasted economic conditions. This requires us to make estimates related to future cash flows from the assets and to determine whether any deterioration is other than temporary. If these estimates or the related assumptions change in the future, we may be required to record additional impairment charges. In the third quarter of fiscal 2007 and fourth quarter of fiscal 2005, we recorded non-cash impairment charges of $0.4 million and $0.6 million, respectively, resulting from low projected demand for certain rental products, including general purpose and communications test equipment. No similar impairment charge was recorded in fiscal 2006.
Allowance for Doubtful Accounts: We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to pay our invoices. The estimated losses are based on historical collection experience in conjunction with an evaluation of the current status of the existing accounts. If the financial condition of our customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of our customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased.
Income Taxes: As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. Significant judgment is required in determining the provision for income taxes and deferred tax assets and liabilities. This process involves us estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered. To the extent management believes that recovery is not likely, we establish a valuation allowance. We determined that a valuation allowance was required in fiscal 2007 and fiscal 2006 of $0.2 million and $0.2 million, respectively, for our deferred tax asset related to certain foreign net operating loss carry forwards. There was no valuation allowance for fiscal 2005.
FISCAL 2007 COMPARED WITH FISCAL 2006
Total Revenues: Total revenues for fiscal 2007 rose $10.5 million, or 9.1%, to $125.3 million, compared to $114.8 million in the same period in the prior year. The increase in total revenues was due to a 13.8% increase in rental and lease revenues, which was offset by an 8.6% decrease in sales of equipment and other revenues.
Rental and lease revenues in fiscal 2007 were $103.1 million, compared to $90.5 million in the prior year. This increase reflects higher demand for T&M equipment in our major market segments, which we believe stems from the general economic expansion, as well as our expansion into China and Europe, and the full year effect of the Rush acquisition in late fiscal 2006. The effect of higher demand for T&M equipment was partially offset by lower rental rates in fiscal 2007 related to increased competition.
Sales of equipment and other revenues decreased to $22.2 million in fiscal 2007 from $24.3 million in fiscal 2006. Gross margin on sales decreased to $8.9 million in fiscal 2007 as compared to $9.5 million in the prior year, while the gross margin percentage increased to 47.3% for fiscal 2007 from 46.4% for fiscal 2006. The lower margin in the prior year reflected a large buyout of a lease by a customer.
Depreciation of Rental and Lease Equipment: Depreciation of rental and lease equipment in fiscal 2007 increased to $42.2 million, or 40.9% of rental and lease revenues, from $35.8 million, or 39.5% of rental and lease revenues, in fiscal 2006. The increased depreciation expense in fiscal 2007 reflects higher expenditures for rental and lease equipment, the full year effect of the Rush acquisition and an equipment impairment charge of $0.4 million, while the increased depreciation ratio is due primarily to lower rental rates in the current year.
Costs of Revenues Other Than Depreciation: Costs of revenues other than depreciation in fiscal 2007 increased 0.7% to $13.7 million from $13.6 million in fiscal 2006. Costs of revenues other than depreciation primarily includes the cost of equipment sales, which decreased as a percentage of equipment sales to 52.7% in fiscal 2007 from 53.6% in fiscal 2006. As noted above, we expect that this number will fluctuate quarter-to-quarter depending primarily on customer requirements and funding, and increase over time to the historical range of 55% to 60%.
Selling, General and Administrative Expenses: Selling, general and administrative expenses increased 19.7% to $40.4 million in fiscal 2007, as compared to $33.8 million in fiscal 2006. This increase primarily reflects the full year

PAGE 14       ELECTRO RENT 2007 ANNUAL REPORT
effect and additional operating costs related to the Rush acquisition and development of our new operations in China and Europe. SG&A expenses also include $0.9 million of stock compensation expense for fiscal 2007 as a result of the adoption of SFAS 123R in fiscal 2007; there was no comparable expense during the prior year. SG&A expenses as a percentage of total revenues increased to 32.2% in fiscal 2007 from 29.4% in fiscal 2006.
Operating Profit: As a result of the changes in revenues and operating expenses discussed above, operating profit was $29.0 million or 23.2% of total revenues in fiscal 2007 compared to an operating profit of $31.7 million or 27.6% of total revenues in fiscal 2006.
Interest Income, Net: Net interest income was $3.9 million for fiscal 2007 compared to $2.7 million in the prior fiscal year. This increase primarily reflects increases in prevailing money-market interest rates.
Income from Settlements: In the third quarter of fiscal 2007, when all contingencies expired, we recognized $1.6 million in other income relating to proceeds received from a class action lawsuit. There was no comparable income in fiscal 2006.
Income Tax Provision: Our effective tax rate was 38.9% for fiscal 2007, compared to 35.5% for fiscal 2006. The increase primarily reflects prior year reductions in the accrued liability for income taxes of $1.0 million due to the expiration of specific risks related to closed tax audit years. Additionally, in fiscal 2007 there was a decline in tax advantaged investments and extraterritorial income exclusions of $0.6 million. Finally, a portion of our stock compensation expense for fiscal 2007 related to incentive stock options does not give rise to a tax benefit.
FISCAL 2006 COMPARED WITH FISCAL 2005
Total Revenues: Total revenues for fiscal 2006 increased $7.2 million, or 6.7%, to $114.8 million compared to $107.6 million in the prior year. The increase in total revenues was due to a 12.8% increase in rental and lease revenue offset by an 11.3% decrease in sales of equipment and other revenues.
Rental and lease revenues in fiscal 2006 were $90.5 million compared to $80.3 million in the prior year. This increase reflects higher demand and rental rates for T&M and DP equipment in our major market segments, which we believe stems from the general economic expansion, as well as our international expansion into China and Europe, and the Rush acquisition during fiscal 2006.
Sales of equipment and other revenues decreased to $24.3 million in fiscal 2006, from $27.4 million in fiscal 2005. Fiscal 2005 benefited from several large non-recurring items, including an early lease termination and two buyouts, totaling $3.7 million. Gross margin on sales in fiscal 2006 decreased to $9.5 million from $11.0 million in fiscal 2005, while the gross margin percentage decreased to 46.4% from 52.6%. The declines in gross margin and gross margin percentage reflect two large non-recurring buyout transactions with high gross margins in fiscal 2005. The decline in gross margin percentage on sales in fiscal 2006 also reflects a return to historic levels, as older and previously impaired equipment constitute a smaller percentage of equipment sold than during the last two years.
Depreciation of Rental and Lease Equipment: Depreciation of rental and lease equipment in fiscal 2006 increased to $35.8 million, or 39.5% of rental and lease revenues, from $33.4 million, or 41.6% of rental and lease revenues, in fiscal 2005. The increased depreciation expense reflects higher expenditures for rental and lease equipment during fiscal 2005 and fiscal 2006, while the lower ratio reflects higher equipment utilization and rental rates in fiscal 2006.
Costs of Revenues Other Than Depreciation: Costs of revenues other than depreciation in fiscal 2006 increased 8.8% to $13.6 million from $12.5 million in fiscal 2005. Costs of revenues other than depreciation primarily includes the cost of equipment sales, which increased to 53.6% of equipment sales in fiscal 2006 from 47.4% of equipment sales in fiscal 2005. The increase in this percentage reflects the prior year customer buyout transactions described above and also reflects the expected return to historical levels from lower cost ratios in the previous year, as older and previously impaired equipment constitute a smaller percentage of equipment sold.
Selling, General and Administrative Expenses: Selling, general and administrative expenses increased 13.0% to $33.8 million in fiscal 2006 as compared to $29.9 million in fiscal 2005. This increase primarily reflects the Rush acquisition, an overall increase in business activity and certain expenses associated with the development of our new operations in China and Europe. SG&A expenses as a percentage of total revenues increased to 29.4% in fiscal 2006 from 27.8% in fiscal 2005.

ELECTRO RENT 2007 ANNUAL REPORT       PAGE 15
Operating Profit: As a result of the changes in revenues and operating expenses discussed above, our operating profit was $31.7 million or 27.6% of total revenues in fiscal 2006 compared to an operating profit of $31.9 million or 29.6% of total revenues in fiscal 2005.
Income from Settlements: In the first quarter of fiscal 2005, when all contingencies expired, we recognized $1.8 million in other income relating to proceeds received from a class action lawsuit. There was no comparable income in fiscal 2006.
Interest Income, Net: Net interest and investment income of $2.7 million for fiscal 2006 was about twice the $1.5 million recorded in fiscal 2005. This primarily reflects increases in prevailing money-market interest rates and to a lesser degree increased cash balances.
Income Tax Provision: Our effective tax rate was 35.5% in fiscal 2006, compared to 30.9% in fiscal 2005. Fiscal years 2006 and 2005 include reductions in the accrued liability for income taxes of $1.0 million and $2.5 million, respectively, reflecting the expiration of specific risks related to closed tax audit years.
LIQUIDITY AND CAPITAL RESOURCES
During the last three fiscal years, our primary capital requirements have been purchases of rental and lease equipment. We generally purchase equipment throughout each year to replace equipment that has been sold and to maintain adequate levels of rental equipment to meet existing and expected customer demands. To meet increasing T&M rental demand, support areas of potential growth for both T&M and DP equipment and to keep our equipment pool technologically up-to-date, we made payments for the purchase of $74.9 million of rental and lease equipment during fiscal 2007, $61.4 million in fiscal 2006, and $72.1 million in fiscal 2005.
In addition to increasing our rental equipment, we have in the past purchased shares of our common stock under an authorization from our Board of Directors. Shares repurchased by us are retired and returned to the status of authorized but unissued stock. During the fiscal year ended May 31, 2007, we purchased 224,600 shares of our common stock for $3.0 million, at an average price of $13.19 per share. As of May 31, 2007, 957,000 shares of our common stock remain authorized for repurchase.
Repurchase Summary

	Year Ended May 31,			Three Year
(in thousands, except per share information)	2007	2006	2005	Totals

Shares repurchased	225	—	—	225
Average price per share	$13.19	$—	$—	$13.19
Aggregate purchase price	$2,962	$—	$—	$2,962
Total cash returned to shareholders	$2,962	$—	$—	$2,962

In April 2007, our board of directors authorized a regular quarterly cash dividend of $0.10 per common share, with the first such dividend payable July 10, 2007.
For the past three fiscal years, the total of our cash, cash equivalents and marketable securities has remained relatively stable. We expect that the level of these liquid assets may decrease as we pay dividends in future quarters, or decide to buy back additional shares of our common stock, increase equipment purchases in response to demand, finance another acquisition, or pursue other opportunities. We have invested our cash balance in money market funds and other instruments with maturities of less than 90 days.
The acquisition cost of our rental and lease equipment portfolio at May 31, 2007 totaled $302.0 million, increasing $39.6 million from the prior year. During the three years ended May 31, 2007, we made payments for equipment purchases totaling $208.4 million, and recorded an aggregate increase in the acquisition cost of our equipment portfolio, net of the liquidation of used equipment, of $62.2 million. We have three principal sources of liquidity: cash flows provided by our operating activities, proceeds from the sale of equipment from our portfolio, and external funds that historically have been provided by bank borrowings.

PAGE 16      ELECTRO RENT 2007 ANNUAL REPORT
During fiscal 2007, 2006 and 2005, net cash provided by operating activities was $53.8 million, $47.7 million, and $48.7 million, respectively. This increase is largely the result of higher depreciation and amortization in fiscal 2007 as compared to fiscal 2006 and 2005.
During fiscal 2007, 2006 and 2005, net cash used in investing activities was $57.7 million, $24.7 million and $48.0 million, respectively. Fiscal 2007 includes $74.9 million related to payments for the purchase of rental and lease equipment, compared to $61.4 million and $72.1 million for fiscal 2006 and 2005, respectively. Fiscal 2006 included $26.6 million for the redemption of marketable securities compared to redemptions of $21.2 million for fiscal 2005, offset by $17.6 million for purchases of marketable securities in fiscal 2005. Fiscal 2006 included $9.4 million in cash paid for the Rush acquisition, net of acquired cash.
Net cash flows from financing activities were $2.3 million, $3.7 million and $1.7 million fiscal 2007, 2006 and 2005, respectively. Proceeds from issuance of common stock were $4.3 million, $3.8 million and $1.7 million, respectively, for fiscal 2007, 2006 and 2005. Fiscal 2007 includes the repurchase of $3.0 million of our common stock, offset by $0.9 million of tax benefit for stock options exercised. The fiscal 2006 and 2005 tax benefit for stock options exercised was included in net cash provided by operating activities.
As the following table illustrates, aggregate cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund our operations during the last three fiscal years.

	Three Years Ended
(in thousands)	May 31, 2007	2007	2006	2005

Cash flows from operating activities[1]	$150,163	$53,768	$47,743	$48,652
Proceeds from sale of equipment	60,242	18,786	20,512	20,944

Total	210,405	72,554	68,255	69,596
Payments for equipment purchases	(208,375)	(74,894)	(61,352)	(72,129)
Net increase in equipment portfolio at acquisition cost	62,221	39,649	6,353	16,219

[1]	For the components of cash flows from operating activities see the Consolidated Statements of Cash Flows.
As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 101% of the funds required for equipment purchased during the three-year period ended May 31, 2007. We believe that cash and cash equivalents, marketable securities, cash flows from operating activities, proceeds from the sale of equipment and our borrowing capacity will be sufficient to fund our operations for at least the next twelve months.
We have a $10.0 million revolving line of credit with an institutional lender, subject to certain restrictions, to meet equipment acquisition needs as well as working capital and general corporate requirements. We had no bank borrowings outstanding or off balance sheet financing arrangements at May 31, 2007.
We lease certain facilities under various operating leases. Most of the lease agreements provide us with the option of renewing the lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, we expect that facility leases will be renewed or replaced by other leases in the normal course of business.
Inflation generally has favorably influenced our results of operations by enhancing the sale prices of our used equipment. However, lower inflation rates and the continued availability of newer, less expensive equipment with similar or better specifications over a period of several years could result in lower relative sale prices for used electronic equipment. If this should occur, our margins and earnings will be reduced. Prices of new and used electronic test equipment have not consistently followed the overall inflation rate, while prices of new and used personal computers and servers have consistently declined. Because we are unable to predict the advances in technology and the rate of inflation for the next several years, it is not possible to estimate the impact of these factors on our margins and earnings.

ELECTRO RENT 2007 ANNUAL REPORT       PAGE 17
CONTRACTUAL OBLIGATIONS
The table below presents the amount of payments due under our contractual obligations. The table reflects expected payments due as of May 31, 2007 and does not reflect changes that could arise after that time.

	Payments due by period
		Less than			More than
Contractual Obligations (in thousands)	Total	1 year	1-3 years	3-5 years	5 years

Facility lease payments, not including property taxes and insurance	$2,130	$744	$1,233	$130	$23
Employment agreements	20	20	—	—	—
Retention agreements	215	215	—	—	—

Total	$2,365	$979	$1,233	$130	$23

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “would,” “may” or other similar expressions in this Report. We claim the protection of the safe harbor contained in the Private Securities Litigation Reform Act of 1995. We caution investors that any forward-looking statements presented in this Report, or those which we may make orally or in writing from time to time, are based on the beliefs of, assumptions made by, and information currently available to us. Such statements are based on assumptions and the actual outcome will be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control or ability to predict. Although we believe that our assumptions are reasonable, they are not guarantees of future performance and some will inevitably prove to be incorrect. As a result, our actual future results can be expected to differ from our expectations, and those differences may be material. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on known results and trends at the time they are made, to anticipate future results or trends.
Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include the following: common stock price fluctuations, fluctuations in operating results, risks associated with technology changes, risks associated with customer solvency, competition, risks associated with international operations, risks associated with our manufacturers and suppliers, dependence on key personnel, control by management and others, risks associated with possible acquisitions and new business ventures, risks associated with fluctuating interest rates and anti-takeover provisions. For further discussion of these and other factors, see the sections contained in this Annual Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; Item 1A “Risk Factors” and Item 7A “Quantitative and Qualitative Disclosure About Interest Rates and Currency Rates,” in our 2007 Annual Report on Form 10-K; our Proxy Statement for our 2007 Annual Meeting of Shareholders; and our other filings with the Securities and Exchange Commission.
This Report and all subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this Report.

PAGE 18       ELECTRO RENT 2007 ANNUAL REPORT
CONSOLIDATED Statements of Operations

Year ended May 31,
(in thousands, except per share information)	2007	2006	2005

REVENUES:
Rentals and leases	$103,083	$90,548	$80,257
Sales of equipment and other revenues	22,168	24,258	27,359

Total revenues	125,251	114,806	107,616

OPERATING EXPENSES:
Depreciation of rental and lease equipment	42,174	35,776	33,365
Costs of revenues other than depreciation of rental and lease equipment	13,674	13,574	12,497
Selling, general and administrative expenses	40,392	33,755	29,869

Total operating expenses	96,240	83,105	75,731

Operating profit	29,011	31,701	31,885
Interest income, net	3,869	2,705	1,476
Income from settlements	1,571	—	1,758

Income before income taxes	34,451	34,406	35,119
Income tax provision	13,402	12,222	10,854

Net income	$21,049	$22,184	$24,265

Earnings per share:
Basic	$0.82	$0.87	$0.97
Diluted	$0.81	$0.86	$0.96
Shares used in per share calculation:
Basic	25,716	25,359	24,978
Diluted	26,053	25,762	25,369

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2007 ANNUAL REPORT      PAGE 19
CONSOLIDATED Balance Sheets

As of May 31,
(in thousands, except share information)	2007	2006

ASSETS
Cash and cash equivalents	$57,172	$58,748
Marketable securities	23,550	22,750
Accounts receivable, net of allowance for doubtful accounts of $251 and $681	17,161	15,255
Rental and lease equipment, net of accumulated depreciation of $140,164 and $122,213	161,806	140,108
Other property, net of accumulated depreciation and amortization of $13,761 and $12,773	14,990	15,528
Goodwill	2,859	2,083
Intangibles, net of amortization of $904 and $294	1,571	2,127
Other	5,710	4,337

	$284,819	$260,936

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable	$10,084	$11,344
Accrued expenses	11,019	8,595
Deferred revenue	5,047	4,557
Deferred tax liability	15,190	14,599

Total liabilities	41,340	39,095

Commitments and contingencies (Note 11)
Shareholders’ equity:
Preferred stock, $1 par — shares authorized 1,000,000; none issued
Common stock, no par — shares authorized 40,000,000; issued and outstanding 2007 — 25,812,943; 2006 — 25,546,719	32,212	26,351
Retained earnings	211,267	195,490

Total shareholders’ equity	243,479	221,841

	$284,819	$260,936

The accompanying notes are an integral part of these consolidated financial statements.

PAGE 20     ELECTRO RENT 2007 ANNUAL REPORT
CONSOLIDATED Statements of Shareholders’ Equity

	Common Stock
Three years ended May 31, 2007	Number		Retained
(in thousands)	of Shares	Amount	Earnings

Balance, June 1, 2004	24,898	$19,502	$149,114
Exercise of stock options	203	1,668	—
Tax benefit for stock options exercised	—	468	—
Net income for the year ended May 31, 2005	—	—	24,265

Balance, May 31, 2005	25,101	21,638	173,379
Exercise of stock options	453	3,816	—
Tax benefit for stock options exercised	—	907	—
Repurchase of common stock	(7)	(10)	(73)
Net income for the year ended May 31, 2006	—	—	22,184

Balance, May 31, 2006	25,547	26,351	195,490
Exercise of stock options	491	4,339	—
Tax benefit for stock options exercised	—	942	—
Non-cash stock compensation	—	850	—
Repurchase of common stock	(225)	(270)	(2,692)
Dividends declared of $0.10 per share	—	—	(2,580)
Net income for the year ended May 31, 2007	—	—	21,049

Balance, May 31, 2007	25,813	$32,212	$211,267

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2007 ANNUAL REPORT     PAGE 21
CONSOLIDATED Statements of Cash Flows

Year ended May 31,
(in thousands)	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$21,049	$22,184	$24,265
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43,381	36,956	33,631
Gain on sale of rental and lease equipment	(8,891)	(9,526)	(11,018)
Impairment loss on rental equipment	440	—	601
Deferred tax liability	591	947	4,760
Income from settlements	—	—	(1,758)
Stock compensation expense	850	—	—
(Recapture) provision for losses on accounts receivable	(231)	46	(141)
Tax benefit for stock options exercised	—	907	468
Excess tax benefit for stock options exercised	(942)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,674)	(1,666)	(2,608)
Other assets	(1,373)	(986)	318
Accounts payable	(707)	25	(191)
Accrued expenses	785	(1,307)	(542)
Deferred revenue	490	163	867

Net cash provided by operating activities	53,768	47,743	48,652

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of rental and lease equipment	18,786	20,512	20,944
Cash paid for acquisition, net of cash acquired	(257)	(9,404)	—
Payments for purchase of rental and lease equipment	(74,894)	(61,352)	(72,129)
Purchases of marketable securities	(800)	(550)	(17,550)
Redemptions of marketable securities	—	26,600	21,225
Payments for purchase of other property	(498)	(531)	(505)

Net cash used in investing activities	(57,663)	(24,725)	(48,015)

CASH FLOWS FROM FINANCING ACTIVITIES:
Excess tax benefit for stock options exercised	942	—	—
Proceeds from issuance of common stock	4,339	3,816	1,668
Payment for repurchase of common stock	(2,962)	(83)	—

Net cash provided by financing activities	2,319	3,733	1,668

Net (decrease) increase in cash and cash equivalents	(1,576)	26,751	2,305
Cash and cash equivalents at beginning of year	58,748	31,997	29,692

Cash and cash equivalents at end of year	$57,172	$58,748	$31,997

The accompanying notes are an integral part of these consolidated financial statements.

PAGE 22     ELECTRO RENT 2007 ANNUAL REPORT
NOTES TO Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(U.S. dollar amounts in thousands, except per share amounts)
NOTE 1 : SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiaries (collectively “we”, “us”, or “our” hereafter). All intercompany balances and transactions have been eliminated. Certain items in the consolidated financial statements for fiscal 2006 and 2005 were reclassified to conform to the fiscal 2007 presentation, none of which affected previously reported net income. In fiscal 2007, we reclassified prepaid rental and lease payments in accounts receivable to deferred revenue. The amounts reclassified were $1.3 million and $1.6 million for fiscal 2006 and 2005, respectively. In addition, in fiscal 2007, we modified our consolidated statements of cash flows to separately disclose impairment loss on rental equipment. For fiscal 2006 and 2005, $0.0 million and $0.6 million, respectively, had been included in depreciation and amortization.
Business and Organization: We primarily engage in the short-term rental and the lease of state-of-the-art electronic equipment. We maintain an equipment portfolio composed primarily of test and measurement instruments (“T&M”) and personal computers and related data products (“DP”) purchased from leading manufacturers. Another aspect of our business is the sale of equipment after its utilization for rental or lease. Our wholly owned subsidiaries, Genstar Rental Electronics, Inc., Electro Rent Europe, NV, and Electro Rent (Tianjin) Rental Co., Ltd. conduct all of these business activities in Canada, Europe and China, respectively. Our wholly owned subsidiary, Electro Rent Asia, Inc., is the U.S. parent company of Electro Rent (Tianjin) Rental Co., Ltd. and our wholly owned subsidiary, ER International, Inc., is the U.S. parent company of Electro Rent Europe, NV.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosures of contingent assets and liabilities as of the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we review these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including rental and lease equipment and intangibles, allowances for doubtful accounts and contingencies and litigation. These estimates are based on our evaluation of current business and economic conditions, historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe, however, that our estimates, including those for the above-listed items, are reasonable.
Revenue Recognition: Rental and lease revenues are recognized in the month they are due on the accrual basis of accounting. Rentals and leases are billed to customers in advance, and unearned billings are recorded as deferred revenue. Other revenues consist of billings to customers for equipment sales, delivery, or repairs. Those revenues are recognized in the period in which the respective equipment is shipped and risk of loss is passed to the customer or the period in which the services are performed. In the case of equipment which is sold to customers that is already on rent or lease to the same party, revenue is recognized at the agreed-upon date when the rent or lease term ends. Negotiated lease early-termination charges are recognized upon receipt. Interest income on cash equivalents and marketable securities is recognized in the period earned.
Rental and Lease Equipment and Other Property: Assets are generally stated at cost, less accumulated depreciation. Upon retirement or disposal of assets, the cost and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized. Depreciation of rental and lease equipment and other property is computed using straight-line and accelerated methods over the estimated useful lives of the respective equipment. Generally, new rental and lease equipment is depreciated over three to nine years, and used equipment over two to eight years, depending on the type of equipment. Depreciation methods and useful lives are periodically reviewed and revised, as deemed appropriate. Normal maintenance and repairs are expensed as incurred. Rental and lease equipment at net book value comprised $149,718 of T&M equipment and $12,088 of DP equipment at May 31, 2007 and $124,894 of T&M equipment and $15,214 of DP equipment at May 31, 2006.
Income Taxes: We recognize a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary

ELECTRO RENT 2007 ANNUAL REPORT     PAGE 23
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
Impairment of Assets: The carrying value of equipment held for rental and lease is assessed quarterly or when factors indicating impairment are present. We recognize impairment losses on equipment held for rental and lease when the expected future undiscounted cash flows are less than the asset’s carrying value, in which case the asset is written down to its estimated fair value. In the third quarter of fiscal 2007 and the fourth quarter of fiscal 2005, we recorded non-cash impairment charges of $440 and $601, respectively, resulting from low projected demand for certain rental products, including general purpose and communications equipment. There were no other such impairment charges during the last three fiscal years.
Goodwill and Other Intangible Assets: We have goodwill, which represents the excess of purchase price over the fair value of net assets acquired, as a result of Rush Computer Rentals, Inc. acquisition discussed further in Note 2. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and is reviewed for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. This acquisition also resulted in certain identifiable intangible assets, which represent items such as customer relationships, non-compete agreements and a trade name. These intangible assets, with the exception of the trade name, are amortized over their projected useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment of goodwill and identifiable intangible assets is permanently recognized by writing down the asset to the extent that the carrying value exceeds the estimated fair value.
Marketable Securities: We consider our marketable securities available-for-sale as defined in SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and, accordingly, they are carried at fair value. Realized gains and losses and declines in value considered to be other than temporary are included in income in the period they occur. The cost of securities sold is based on the specific identification method. There were no realized or unrealized gains or losses in the investment portfolio as of May 31, 2007. Our marketable securities consist of auction rate securities, which carry interest or dividend rates that reset every 49 days or less but have original contractual maturities of greater than one year.
Allowance for Doubtful Accounts: We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make rental and lease payments. The estimated losses are based on historical collection experience in conjunction with an evaluation of the current status of the existing accounts. If the financial condition of our customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of our customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased.
Shareholders’ Equity: During the fiscal year ended May 31, 2007, we purchased 224,600 shares of our common stock for $3.0 million, an average of $13.19 per share. As of May 31, 2007, 957,000 shares of our common stock remain authorized for repurchase.
Concentration of Credit Risk: Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash equivalents, marketable securities and trade accounts receivable. We invest excess cash primarily in money market funds of major financial institutions and auction rate securities. Excess cash of $54.6 million was invested in six large money market funds and $23.6 million was invested in short-term municipal obligations as of May 31, 2007. We believe that we are not exposed to any significant financial risk with respect to cash. For trade accounts receivable, we sell primarily on 30-day terms, perform credit evaluation procedures on each customer’s individual transactions and require security deposits or personal guarantees from our customers when significant credit risks are identified. Typically, most customers are large, established firms. We seek to maintain an adequate allowance for potential credit losses.
We purchase rental and lease equipment from numerous vendors. During fiscal 2007, 2006 and 2005, Agilent Technologies, Inc. accounted for approximately 59%, 54% and 57%, respectively, and Tektronics, Inc. accounted for approximately 9%, 9% and 13%, respectively, of such purchases. No other vendor accounted for more than 10% of such purchases.

PAGE 24     ELECTRO RENT 2007 ANNUAL REPORT
Foreign Currency: The assets and liabilities of our foreign subsidiaries are remeasured from their foreign currency to U.S. dollars at current or historic exchange rates, as appropriate. The U.S. dollar has been determined to be the functional currency. Revenues and expenses are remeasured from their foreign currencies to U.S. dollars using historic rates or an average monthly rate, as appropriate, for the month in which the transaction occurred. Our foreign subsidiaries individually have assets, liabilities, revenues and expenses under 10% of our respective consolidated amounts. The euro, Canadian dollar and Chinese yuan are the only foreign currencies, and the Chinese yuan has been generally stable in relation to the U.S. dollar. We do not seek to hedge against these foreign currencies. Historically, translation gains and losses have not been significant.
Foreign currency transaction gains and losses are included in the determination of net income. Included in consolidated net income are net foreign currency transaction (gains) losses of ($18), $18, and $17 realized during fiscal 2007, 2006, and 2005, respectively.
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
Cash Flow: Supplemental disclosures of cash paid during the year for:

	2007	2006	2005

Interest	$24	$24	$15
Incomes taxes	11,730	11,709	7,099

Supplemental disclosure of non-cash investing and financing activities: We acquired equipment of $8,844, $9,396 and $12,318, at May 31, 2007, 2006 and 2005, respectively, which amounts were paid in the following years. We recorded a tax benefit of $942, $907, and $468 in fiscal 2007, 2006 and 2005, respectively, for employee stock options exercised which increased common stock. We recorded $2,580 of dividends declared and not yet paid as accrued expenses and a reduction of retained earnings in fiscal 2007. There were no such decreases in fiscal 2007 and fiscal 2005.
Stock-Based Compensation: On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment, (“SFAS 123R”) requiring all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. Compensation cost is recognized over the period that an employee provides service in exchange for the award. We adopted SFAS 123R as of June 1, 2006.
We adopted SFAS 123R using the modified prospective method. Under this transition method, awards that are granted, modified, or settled after the date of adoption are measured and accounted for in accordance with SFAS 123R. Estimated compensation for the unvested portion of grants that were outstanding as of the effective date are recognized over the remaining service period using the compensation cost estimated for the SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), pro forma disclosures.
We recorded $850 of stock-based compensation as part of selling, general and administrative expenses in accordance with SFAS 123R in fiscal 2007. This compensation cost caused net income to decrease by $687 for the year ended May 31, 2007, and did not have a material impact on basic or diluted earnings per share.
We receive a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the fair value of stock at the date of exercise over the exercise price of the options. Prior to the adoption of SFAS 123R, we presented all tax benefits resulting from the exercise of stock options as operating cash flows in the statements of cash flows. SFAS 123R requires subsequent cash flows resulting from excess tax benefits to be classified as part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. The total tax benefit realized from stock option exercises for fiscal 2007, 2006 and 2005 was $942, $907 and $468, respectively. Cash received from stock option exercises was $4,339, $3,816 and $1,668 for fiscal 2007, 2006 and 2005, respectively.

ELECTRO RENT 2007 ANNUAL REPORT     PAGE 25
Prior to June 1, 2006, we applied the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for employee stock options and provided pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method, defined in SFAS 123 (as amended by SFAS No. 148), had been applied.
The following table shows on a pro forma basis the effect on net income and earnings per share for the fiscal years ended May 31, 2006 and 2005 had compensation cost for the stock-based compensation plans been determined based upon the fair value at grant in accordance with SFAS 123R:

	2006	2005

Net income, as reported	$22,184	$24,265
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(767)	(1,359)

Pro forma net income	$21,417	$22,906

Earnings per share:
Basic earnings per share:
As reported	$0.87	$0.97
Pro forma	$0.84	$0.92
Diluted earnings per share:
As reported	$0.86	$0.96
Pro forma	$0.83	$0.90

Recent Accounting Pronouncements: In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which supplements SFAS No. 109, Accounting for Income Taxes , by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by us that our company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. We will be required to adopt the provisions of FIN 48 beginning with our first quarter of fiscal 2008. We are finalizing our assessment of our uncertain tax positions but do not anticipate any cumulative adjustments to retained earnings as of June 1, 2007.
In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” (current year income statement perspective) and “iron curtain” (year-end balance perspective) approaches. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB 108 is effective for fiscal years ending after November 15, 2006 and applies to our financial statements for the fiscal year ended May 31, 2007. The adoption of SAB 108 did not have an effect on our financial condition or results of operations.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We will be required to adopt the provisions of SFAS 157 beginning with our first quarter of fiscal 2009. We are currently evaluating the impact of adopting SFAS 157 on our financial condition or results of operations.

PAGE 26      ELECTRO RENT 2007 ANNUAL REPORT
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We will be required to adopt the provisions of SFAS 159 beginning with our first quarter of fiscal 2009. We do not anticipate the adoption of SFAS 159 will have a material effect on our financial condition or results of operations.
NOTE 2: ACQUISITION
On January 31, 2006, we completed the acquisition, pursuant to a Stock Purchase Agreement (“SPA”), of Rush Computer Rentals, Inc. (“Rush”), in order to facilitate the growth of our data products business. Rush is similar to our existing data products business, and is one of the leading providers of personal computers and related equipment for rent or sale in the northeastern United States. Before taking into account Rush’s cash balance, an aggregate purchase price of $9,710 was paid in cash, subject to our final adjustments to the sellers’ closing date balance sheet. In addition, up to $1,000 of contingent consideration may be paid to the shareholders of Rush based upon the achievement of certain revenue objectives through February 2008. As of May 31, 2007, $750 of additional consideration was paid. The purchase price, subject to post-closing adjustments, was allocated to the net assets acquired based upon their fair values as of the date of the transaction, with the excess recorded as goodwill. The following table provides estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition.

Total
Allocation

Cash	$306
Rental and lease equipment	5,642
Accounts receivable	1,461
Other property	223
Other	56
Trade Name	357
Non-compete agreements	797
Customer relationships	1,143
Goodwill	2,083

Total assets acquired	12,068
Accounts payable	(258)
Deferred tax liability	(898)
Accrued expenses and other	(1,202)

Net assets acquired	$9,710

During fiscal 2007 we increased the carrying value of goodwill by $776, consisting of (i) $570 resulting from our final valuation of certain assets acquired and costs incurred to acquire Rush, including revisions to certain assumptions used to determine the value of the intangible assets acquired from Rush, and (ii) purchase price adjustments of $206. The purchase price adjustments consist of (i) $750 of additional consideration we paid in accordance with the revenue earnout provisions contained in the SPA, offset by (ii) settlements received totaling $544. Included in the settlements are $102 in post-closing adjustments to the seller’s closing date balance sheet and $442 related to certain claims for losses due to breach of specific representations and warranties included in the SPA.
Supplemental pro forma information reflecting the acquisition of Rush as if it occurred on June 1, 2005 has not been provided due to the fact that this was not a material transaction. The results of operations of Rush have been included in our statements of income from the date of the acquisition.
NOTE 3: GOODWILL AND OTHER INTANGIBLE ASSETS
As a result of the Rush acquisition, we recorded $2,083 of goodwill and $2,297 of intangibles in fiscal 2006. The carrying amount of goodwill was $2,859 at May 31, 2007.

ELECTRO RENT 2007 ANNUAL REPORT       PAGE 27
The changes in carrying amount of goodwill and other intangible assets for the year ended May 31, 2007 are as follows (in thousands):

	Balance as of
	June 1, 2006			Balance as of
	(net of amortization)	Adjustments	Amortization	May 31, 2007

Goodwill	$2,083	$776	$—	$2,859
Trade Name	357	54	—	411
Non-compete agreements	704	203	(374)	533
Customer relationships	1,066	(203)	(236)	627

	$4,210	$830	$(610)	$4,430

The goodwill and intangibles have been assigned to our DP operating segment. During fiscal 2007, we revised the gross carrying value of goodwill and intangibles primarily as a result of additional purchase price consideration and final valuation of certain assets acquired and costs incurred to acquire Rush (see “Note 2”). Goodwill is not deductible for tax purposes.
There were no conditions that indicated any impairment of goodwill or identifiable intangible assets in fiscal 2007 and 2006. The annual impairment review date for goodwill is May 31.
Intangible assets with finite useful lives are amortized over their respective estimated useful lives. The following table provides a summary of our intangible assets:

May 31, 2007
	Estimated	Gross Carrying	Accumulated	Net Carrying
	Useful Life	Amount	Amortization	Amount

Trade name	—	$411	$—	$411
Non-compete agreements	2-5 years	1,050	(517)	533
Customer relationships	3-4 years	1,014	(387)	627

		$2,475	$(904)	$1,571

May 31, 2006
	Estimated	Gross Carrying	Accumulated	Net Carrying
	Useful Life	Amount	Amortization	Amount

Trade name	—	$357	$—	$357
Non-compete agreements	2-5 years	847	(143)	704
Customer relationships	3-4 years	1,217	(151)	1,066

		$2,421	$(294)	$2,127

Amortization expense was $610, $232 and $50 for fiscal years 2007, 2006 and 2005, respectively.
Amortization expense for customer relationships and non-compete agreements is included in selling, general and administrative expenses. The following table provides estimated future amortization expense related to intangible assets:

Future
Year ending May 31,	Amortization

2008	$502
2009	335
2010	257
2011	66
2012	0

$1,160

PAGE 28      ELECTRO RENT 2007 ANNUAL REPORT
NOTE 4: BORROWINGS
On October 18, 2006, we renewed our 364-day agreement with a bank to provide a revolving line of credit for $10,000, subject to certain restrictions, to meet potential equipment acquisition needs as well as working capital and general corporate requirements. The interest rate on the line of credit is based on the prime rate or LIBOR. We had no borrowings outstanding during the fiscal years ended May 31, 2007, 2006 and 2005.
NOTE 5: INCOME TAXES
The provision for income taxes consists of the following for the fiscal years ended May 31:

	2007	2006	2005

Current
Federal	$10,172	$9,539	$4,528
State	2,501	1,736	1,566
Foreign	138
Deferred
Federal	545	198	3,969
State	46	749	791

	$13,402	$12,222	$10,854

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows for the fiscal years ended May 31:

	2007	2006	2005

Statutory federal rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.8	4.6	4.4
Release of reserves due to completed tax audits and changes in tax estimate	—	(2.8)	(7.7)
Permanent differences resulting from tax advantaged investments and extra-territorial income exclusion	(0.9)	(1.8)	(1.4)
Other	—	0.5	0.6

Effective tax rate	38.9%	35.5%	30.9%

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 2007 and 2006 are as follows:

	2007	2006

Deferred tax assets:
Goodwill and intangible assets	$4,195	$5,027
Allowance for doubtful accounts	106	277
Net operating loss carry forwards	—	24
Deferred compensation and benefits	1,592	1,363
Other	1,548	645

	7,441	7,336
Deferred tax liabilities:
Accumulated depreciation and amortization	(22,631)	(21,935)

Net deferred tax liabilities	$(15,190)	$(14,599)

ELECTRO RENT 2007 ANNUAL REPORT      PAGE 29
The effective tax rate in fiscal 2007, 2006 and 2005 was 38.9%, 35.5% and 30.9%, respectively. The lower effective rate in fiscal 2006 and 2005 was due to a decrease in the amount of tax reserves released as a result of completed tax audits and changes in estimated tax exposures combined with the effect of excluding the benefit of foreign losses. The reevaluation of accrued liabilities related to positions taken on federal and state returns reduced tax expense by $971 and $2,464 in fiscal 2006 and 2005, respectively. Increases in the amounts and yields of tax advantaged investments combined with the benefits realized by extra-territorial income exclusions reduced expense by $561, $626 and $508 for fiscal 2007, 2006 and 2005, respectively. We determined that a valuation allowance was required in fiscal 2007 and 2006 of $182 and $154, respectively, for our deferred tax asset related to certain foreign net operating loss carry forwards. There was no valuation allowance for fiscal 2005.
NOTE 6: FINANCED LEASE RECEIVABLES
We had certain customer leases providing bargain purchase options, which are accounted for as sales-type leases. Interest income is recognized over the life of the lease using the effective interest method. The minimum lease payments receivable and the net investment included in other assets for such leases are as follows at May 31:

	2007	2006

Gross minimum lease payments receivable	$818	$516
Less — unearned interest	(55)	(31)

Net investment in sales-type lease receivables	$763	$485

NOTE 7: COMPUTATION OF EARNINGS PER SHARE
Following is a reconciliation of the denominator used in the computation of basic and diluted EPS:

	2007	2006	2005

Denominator:
Denominator for basic earnings per share – weighted average common shares outstanding	25,716	25,359	24,978
Effect of dilutive options	337	403	391

	26,053	25,762	25,369

Net income	$21,049	$22,184	$24,265
Earnings per share:
Basic	$0.82	$0.87	$0.97
Diluted	$0.81	$0.86	$0.96

Certain options to purchase our common stock were not included in the computation of diluted earnings per share because to do so would have been antidilutive. The quantity of such options is 38, 3 and 37 for the years ended May 31, 2007, 2006 and 2005, respectively.
NOTE 8: ALLOWANCE FOR DOUBTFUL ACCOUNTS
We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to pay our invoices. We record an allowance for doubtful accounts in amounts equal to the estimated losses expected to be incurred in the collection of the accounts. The estimated losses are based on historical collection experience in conjunction with an evaluation of the current status of the existing accounts. Customer accounts are written off against the allowance for doubtful accounts when an account is determined to be uncollectable. If the financial condition of our customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if

PAGE 30      ELECTRO RENT 2007 ANNUAL REPORT
the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased. A roll-forward of the allowance is as follows at May 31:

	2007	2006	2005

Beginning of year	$681	$839	$1,157
(Recovery) provision for doubtful accounts	(231)	46	(141)
Write-offs	(199)	(204)	(177)

End of year	$251	$681	$839

NOTE 9: RENTALS UNDER NONCANCELLABLE OPERATING LEASES
We rent equipment on a short-term basis and lease equipment for periods greater than 12 months. Such leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term. Our cost of equipment under operating leases at May 31, 2007, with remaining noncancellable lease terms of more than one year, is $12,975, before accumulated depreciation of $4,733, and the net book value is $8,242.
A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 2007 is as follows:

2008	$6,228
2009	4,162
2010	859
2011	35
2012	17

$11,301

NOTE 10: OTHER PROPERTY
Other property, at cost, consists of the following at May 31:

	2007	2006

Land	$6,985	$6,985
Buildings	14,387	14,055
Furniture and other equipment	7,183	7,014
Leasehold improvements	196	247

	28,751	28,301
Less — accumulated depreciation and amortization	(13,761)	(12,773)

	$14,990	$15,528

ELECTRO RENT 2007 ANNUAL REPORT       PAGE 31
NOTE 11: COMMITMENTS AND CONTINGENCIES
We lease certain facilities under various operating leases. Most of the lease agreements provide us with the option of renewing our leases at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, we expect that in the normal course of business facility leases will be renewed or replaced by other leases.
Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

2008	$744
2009	613
2010	384
2011	236
2012 and later	153

$2,130

Rent expense was $978, $808 and $924 in fiscal 2007, 2006 and 2005, respectively.
Under the terms of certain employment and retention agreements, we are obligated to pay $235 in fiscal 2008.
We are subject to legal proceedings and business disputes involving ordinary and routine claims. The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are made after consultation with outside counsel. If estimates of potential losses increase or the related facts and circumstances change in the future, we may be required to record either more or less litigation expense. It is our opinion that none of the open matters at May 31, 2007 will have a material adverse effect on our financial condition or operations.
NOTE 12: STOCK OPTION PLANS AND EQUITY INCENTIVE PLAN
We have Stock Option Plans and an Equity Incentive Plan (the “Plans”) that authorize the Board of Directors to grant options for 3,004,429, shares of our common stock, of which 942,500 shares were available for future grants at May 31, 2007. The Stock Option Plans provide for both incentive stock options, which may be granted only to employees, and non-statutory stock options, which may be granted to directors and consultants who are not employees. The Equity Incentive Plan, which replaced the Stock Option Plans in October 2006, provides for incentive and non-statutory stock option grants, stock appreciation rights, restricted stock awards and performance unit per share awards. Pursuant to the Plans, options have been granted to directors, officers and key employees at prices not less than 100% of the fair market value on the day of grant. Options are exercisable at various dates over a five-year or ten-year period from the date of grant. The Plans provide for a variety of vesting dates with the majority of the options vesting at a rate of one-third per year over a period of three years or one-fourth per year over a period of four years from the date of grant. All outstanding options expire at dates ranging from July 2007 to October 2011.

PAGE 32      ELECTRO RENT 2007 ANNUAL REPORT
The following table summarizes certain information relative to options for common stock.

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (in years)	Value

Outstanding at May 31, 2004	1,275,228	$8.47
Granted	513,495	9.38
Exercised	(202,593)	7.97
Forfeited/Cancelled	(4,719)	4.17

Outstanding at May 31, 2005	1,581,411	$8.84
Granted	19,500	12.14
Exercised	(453,073)	8.26
Forfeited/Cancelled	(6,468)	9.28

Outstanding at May 31, 2006	1,141,370	$9.13
Granted	56,000	17.69
Exercised	(490,827)	8.74
Forfeited/Cancelled	(43,334)	12.91

Outstanding at May 31, 2007	663,209	$9.89	2.1	$3,125

Vested and expected to vest at May 31, 2007	658,912	$9.84	2.1	$3,049

Exercisable at May 31, 2007	480,799	$9.32	1.8	$2,446

The following summarizes information regarding stock options outstanding at May 31, 2007:

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price

$1.8963 – $9.5099	114,501	2.1591	$7.37	114,501	$7.37
$9.5100	374,578	2.1629	9.51	241,168	9.51
$9.5101 – $17.6900	174,130	1.8181	12.36	125,130	10.75

	663,209	2.0717	$9.89	480,799	$9.32

The weighted average fair value per option granted was $6.26 in 2007, $5.55 in 2006, and $4.83 in 2005. The total fair value of shares vested during fiscal years ended May 31, 2007, 2006 and 2005 was $906, $2,115 and $1,742, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock. The aggregate intrinsic value of options exercised during the years ended May 31, 2007, 2006 and 2005 was $3,420, $2,581 and $1,184, respectively. As of May 31, 2007, there was approximately $387 of total unrecognized compensation cost related to unvested share-based arrangements granted under our Stock Option Plans and Equity Incentive Plan. The cost is expected to be recognized over a weighted-average period of 1.4 years. Shares of newly issued common stock will be issued upon exercise of stock options.
We use the Black-Scholes option pricing model to calculate the fair-value of each option grant. Our computation of expected volatility is based on historical volatility. Our computation of expected term is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a term equal to the expected term of the option assumed at the date of grant. Forfeitures are estimated at the date of grant based on historical experience.
The following weighted average assumptions were used for each respective period to value option grants:

	2007	2006	2005

Risk-free interest rate	4.7%	3.9%	3.5%
Expected life (in years)	3.5	4.6	5.0
Expected dividend yield	—	—	—
Expected volatility	40.2	52.5	52.6

ELECTRO RENT 2007 ANNUAL REPORT      PAGE 33
NOTE 13: SAVINGS PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN
We maintain a Savings Plan (401(k)) and a frozen Employee Stock Ownership Plan (ESOP). Employees become eligible to participate in the 401(k) after one year of employment. We have the option to match contributions of participants at a rate we determine each year. For participants with three or more years of service, we also may elect to make additional discretionary matching contributions in excess of the rate elected for participants with less than three years of service.
The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $474, $440 and $398 were made for fiscal 2007, 2006 and 2005, respectively.
The ESOP was established in 1975 and was frozen in 1994, at which time all participants became fully vested. Contributions to the ESOP were invested primarily in our common stock. The ESOP held 72,415 shares of our common stock and cash of $323 at May 31, 2007.
NOTE 14: INCOME FROM SETTLEMENTS
We purchase substantial amounts of rental equipment from numerous vendors. As a result, we have occasionally been included as a member of the plaintiff class in class action lawsuits related to product warranties or price adjustments. Settlements of such claims can result in distributions of cash or product coupons that can be redeemed, sold or used to purchase new equipment. We recognize any benefits from such settlements when all contingencies have expired to the extent either cash has been received and/or realization of value from any coupon is probable and estimable.
In fiscal 2007, we recognized as income from settlements $1,571 relating to proceeds received from a class action lawsuit on behalf of purchasers of certain software products.
In fiscal 2005, we recognized as income from settlements $1,758 related to funds received from a class action lawsuit on behalf of certain products under warranty.
NOTE 15: SEGMENT REPORTING
SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information (“SFAS 131”), establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. According to SFAS 131, operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. In order to determine our operating segments, we considered the following guidance in accordance with SFAS 131. An operating segment is a component of an enterprise (i) that engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. In accordance with this guidance, we have identified two operating segments: the rental, lease and sale of test and measurement (“T&M”) and computer-related data products (“DP”) equipment.
Although we have separate operating segments for T&M and DP under SFAS 131, these two segments are aggregated into a single reportable segment because they have similar economic characteristics and qualitative factors. The T&M and DP segments have similar long-term average gross margins, and they both rent, lease and sell electronic equipment to large corporations, purchase directly from major manufacturers, configure and calibrate the equipment, and ship directly to customers.
Our equipment pool, based on acquisition cost, comprised $259,839 of T&M equipment and $42,131 of DP equipment at May 31, 2007 and $220,628 of T&M equipment and $41,693 of DP equipment at May 31, 2006.

PAGE 34      ELECTRO RENT 2007 ANNUAL REPORT
Revenues for these operating segments were as follows for the fiscal year ended May 31:

	T&M	DP	Total

2007
Rentals and leases	$79,413	$23,670	$103,083
Sales of equipment and other revenues	19,702	2,466	22,168

	$99,115	$26,136	$125,251

2006
Rentals and leases	$71,844	$18,704	$90,548
Sales of equipment and other revenues	21,422	2,836	24,258

	$93,266	$21,540	$114,806

2005
Rentals and leases	$62,765	$17,492	$80,257
Sales of equipment and other revenues	21,372	5,987	27,359

	$84,137	$23,479	$107,616

Selected country information is presented below:

Year ended May 31,	2007	2006	2005

Revenues:[1]
U.S.	$109,576	$102,528	$94,415
Other[2]	15,675	12,278	13,201

Total	$125,251	$114,806	$107,616

As of May 31,	2007	2006

Net Long-Lived Assets:[3]
U.S.	$158,377	$148,435
Other[2]	22,849	11,411

Total	$181,226	$159,846

[1]	Revenues by country are based on the location of shipping destination, whether the order originates in the U.S. parent or a foreign subsidiary.

[2]	Other consists of other foreign countries that each individually accounts for less that 10% of the total revenues or assets.

[3]	Net long-lived assets include rental and lease equipment, other property, goodwill and intangibles, net of accumulated depreciation and amortization.
NOTE 16: QUARTERLY INFORMATION (UNAUDITED)
Quarterly information is as follows:

			Income
	Total	Gross	Before	Net	Earnings per share
	Revenues	Profit	Taxes	Income	Basic	Diluted

Fiscal Year 2007
First Quarter	$30,024	$17,526	$7,887	$4,759	$0.19	$0.18
Second Quarter	31,540	17,532	8,265	4,924	0.19	0.19
Third Quarter	30,690	15,869	8,609	5,198	0.20	0.20
Fourth Quarter	32,997	18,476	9,690	6,168	0.24	0.24

Annual totals	$125,251	$69,403	$34,451	$21,049	$0.82	$0.81

Fiscal Year 2006
First Quarter	$26,550	$15,435	$8,050	$4,985	$0.20	$0.19
Second Quarter	28,001	16,269	8,863	5,619	0.22	0.22
Third Quarter	29,277	15,943	8,433	5,916	0.23	0.23
Fourth Quarter	30,978	17,809	9,060	5,664	0.22	0.22

Annual totals	$114,806	$65,456	$34,406	$22,184	$0.87	$0.86

ELECTRO RENT 2007 ANNUAL REPORT      PAGE 35
REPORT OF Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Electro Rent Corporation
Van Nuys, California
We have audited the accompanying consolidated balance sheets of Electro Rent Corporation and subsidiaries (the “Company”) as of May 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended May 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Elec tro Rent Corporation and subsidiaries at May 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of May 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 10, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Los Angeles, California
August 10, 2007

PAGE 36      ELECTRO RENT 2007 ANNUAL REPORT
CORPORATE Information

Board of Directors	Corporate Officers		Corporate Offices

Daniel Greenberg	Daniel Greenberg	Thomas A. Curtin	6060 Sepulveda Boulevard
Chairman of the Board and	Chairman of the Board and	Vice President	Van Nuys, California 91411- 2512
Chief Executive Officer	Chief Executive Officer		Phone (818) 786-2525
		Ronald J. Deming	Fax (818) 786-4354
† Gerald D. Barrone	Steven Markheim	Vice President
Retired, Former President	Executive Vice President
and Chief Operating Officer		Meryl D. Evans	Transfer Agent & Registrar
Coast Federal Bank	Craig R. Jones	Vice President & Secretary
	Vice President and		US Stock Transfer Corporation
† Nancy Y. Bekavac	Chief Financial Officer	John Hart	Glendale, California
Retired, former President		Vice President
Scripps College	Richard E. Bernosky		NASDAQ Listing
	Vice President	Peter M. Shapiro
		Vice President	Common Stock -
† Karen J. Curtin	Craig R. Burgi		OTC Symbol: "ELRC"
Principal, Dulcinea Ventures;	Vice President
former Executive Vice President			General Counsel
Bank of America	Dennis M. Clark
	Vice President		Guth | Christopher LLP
*† Joseph J. Kearns			Los Angeles, California
President
Kearns Associates			Independent Auditors

*† S. Lee Kling			Deloitte & Touche LLP
Chairman of the Board			Los Angeles, California
The Kling Company

*† James S. Pignatelli Chairman, President and Chief Executive Officer Unisource Energy Corporation

* Audit Committee † Compensation Committee
Capital Stock, Shareholders and Cash Dividend Information (unaudited)
Our common stock is quoted on NASDAQ under the symbol ELRC. There were approximately 379 shareholders of record at July 16, 2007. During the fiscal year ended May 31, 2007, we purchased 224,600 shares of our common stock for $3.0 million, an average of $13.19 per share. As of May 31, 2007, 957,000 shares of our common stock remain authorized for repurchase. The following table sets forth, for the period shown, the high and low closing sale prices in the NASDAQ National Market System as reported by NASDAQ.

	Fiscal Year 2007		Fiscal Year 2006
	High	Low	High	Low

First Quarter	$16.65	$14.10	$15.00	$11.97
Second Quarter	18.00	14.75	14.00	12.00
Third Quarter	16.75	15.11	16.97	13.74
Fourth Quarter	15.22	12.98	17.50	14.90