Form 10-K, Exhibit 13
period 2008-05-31
ELECTRO RENT CORP
filed 2008-08-13
CIK 32166

EXHIBIT 13
FINANCIAL Highlights

(in thousands, except per share information)	2008	2007	2006	2005	2004

Revenues	$144,536	$126,859	$116,212	$108,981	$95,420

Costs of revenues and depreciation	69,901	55,848	49,350	45,862	44,778
Selling, general and administrative expenses	43,940	42,000	35,161	31,234	33,517
Interest and other, net	(3,292)	(5,440)	(2,705)	(3,234)	(1,335)

Income before income taxes	33,987	34,451	34,406	35,119	18,460
Income tax provision	12,883	13,402	12,222	10,854	6,476

Net income	$21,104	$21,049	$22,184	$24,265	$11,984

Earnings per share:

Basic	$0.81	$0.82	$0.87	$0.97	$0.48
Diluted	$0.81	$0.81	$0.86	$0.96	$0.48
Shares used in per share calculation:
Basic	25,910	25,716	25,359	24,978	24,860
Diluted	26,079	26,053	25,762	25,369	25,034
Total assets	$293,082	$284,819	$260,936	$234,847	$207,695
Shareholders’ equity	$256,108	$243,479	$221,841	$195,017	$168,616
Shareholders’ equity per common share	$9.87	$9.43	$8.68	$7.77	$6.77
Cash dividends declared per common share	$0.35	$0.10	—	—	$4.00

Electro Rent 2008 Annual Report
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with the fiscal 2008 Consolidated Financial Statements and the notes thereto and the other financial and statistical information appearing elsewhere in this annual report.
     OVERVIEW
We generate revenues through the rental, lease and sale of electronic equipment, primarily test and measurement (“T&M”) and personal computer-related data products (“DP”) equipment. In fiscal 2008, 78% of our rental and lease revenues were derived from T&M equipment. This percentage has increased from the prior year period as a result of growth in our foreign subsidiaries, which derive their rental and lease revenue from T&M equipment, and growth in T&M activity in the aerospace and defense, telecommunications and electronics markets.
In fiscal 2008, rental revenues comprised 83% of our rental and lease revenue. That percentage has increased over the last three years due to an increase in T&M rental activity in our U.S. and foreign operations, while lease revenues have remained relatively unchanged.
A significant part of our T&M equipment portfolio is rented or leased to large companies in the aerospace and defense, telecommunications, semiconductor and electronics industries. We believe that a large part of our T&M equipment is used in research and development activities. We also rent equipment to companies of various sizes representing a cross-section of industry. Our business is relatively non-seasonal except for the third quarter months of December, January and February, when rental activity declines due to extended holiday closings by a number of customers. In addition, rental billing is reduced during February because it is a short month.
We sell used equipment in the normal course of business based on customer requirements. Our sale of used equipment allows us to maintain our inventory with equipment that meets current technological standards. In fiscal 2007, we entered into distribution agreements with three leading manufacturers to sell basic T&M equipment to current and prospective customers through our new distribution channel.
The profitability of our business depends in part on controlling the timing, pricing and mix of purchases and sales of equipment. We seek to acquire new and used equipment at attractive prices for the purpose of deriving a profit from a combination of renting and/or selling such equipment. The sale of equipment, either after acquisition or after it has been rented, can comprise a significant portion of our revenues and operating profit. To maximize our overall profit from the rental, leasing, and sales of equipment, we manage our equipment pool on an on-going basis by analyzing our product strategy for each specific equipment class in light of that equipment’s historical and projected life cycle. In doing so, we must compare our estimate of potential profit from rental with the potential profit from the product’s immediate sale and replacement with new or other equipment. In our analysis, we assume depreciation and impairment of equipment based on projected performance and historical levels, although historical trends are not necessarily indicative of future trends. Our overall equipment management is complex, and our product strategy can change during a product’s lifetime based upon numerous factors, including the U.S. and global economy, interest rates and new product launches. Our strategic equipment decisions are generally based on the following fundamentals:
■	Our acquisition cost;

■	Our estimates of current and future market demand for rentals;

■	Our estimates of current and future supply of product;

■	The book value of the product after depreciation and other impairment;

■	Our estimates of the effect of interest rates on rental and leasing fees as well as capital financing; and

■	Our estimates of the potential current and future sale prices.
If we do not accurately predict market trends, or if demand for the equipment we supply declines, we can be left with inventory that we are unable to rent or sell for a profit. We assess the carrying value of the equipment pool on a quarterly basis or when factors indicating impairment are present.

Electro Rent 2008 Annual Report
During the early part of the decade, our business significantly contracted due to a slow-down in the U.S. economy. When the U.S. and global economy began to rebound in fiscal 2004, we saw increased demand for our equipment, and were able to sell equipment that was older and more fully depreciated. Due in part to these events, we experienced greater than normal gross margin on equipment sales of 46% for our 2006 fiscal year and 47% for our 2007 fiscal year. As we anticipated, our gross margin on sales in fiscal 2008 declined to 35%, reflecting increased sales under our arrangements to act as a distributor of new T&M equipment for certain manufacturers and a large buyout of used equipment at lower than normal margins. Based on our current equipment management strategy, we anticipate that future gross margin on sales will stay in this range as lower margin distribution sales continue to grow, although the gross margin percentage will fluctuate on a quarterly basis.
The economy in the United States and, to a certain degree the other markets in which we operate, has been slowing, which may impact our prospects for growth and profitability in future periods.
     PROFITABILITY AND KEY BUSINESS TRENDS
Comparing fiscal 2008 to fiscal 2007, our revenues rose by 13.9% to $144.5 million, our operating profit increased by 5.8% to $30.7 million and our net income increased by 0.3% to $21.1 million. Our revenue growth included growth of our base business in North America, China and Europe, as well as our new distribution channel. T&M rental and lease activity for fiscal 2008 increased compared to fiscal 2007, reflecting gains in the aerospace and defense, telecommunications and electronics markets, and growth in our foreign operations. Our DP rental and lease revenue declined slightly for the same period, reflecting competitive pressure on rental rates.
Some of our key profitability measurements are presented below:

	Fiscal 2008	Fiscal 2007	Fiscal 2006

Net income per diluted common share (EPS)	$0.81	$0.81	$0.86
Net income as a percentage of average assets	7.3%	7.7%	8.9%
Net income as a percentage of average equity	8.6%	9.2%	10.7%

The increase in our operating profit reflects progress in improving the profitability of our DP business and foreign operations, which was offset in part by competitive pressure on rental rates and lower equipment utilization rates. In addition, fiscal 2007 included stock compensation expense of $0.9 million due to the adoption of Statement of Financial Accounting Standards No. 123R (revised 2004), Share-Based Payment (“SFAS 123R”), compared to $0.2 million for fiscal 2008. Finally, fiscal 2007 included an equipment impairment charge of $0.4 million.
The amount of our equipment on rent, based on acquisition cost, increased to $157.5 million at May 31, 2008 from $142.9 million at May 31, 2007. Acquisition cost of equipment on lease decreased to $35.3 million at May 31, 2008 from $42.0 million at May 31, 2007. Utilization for our T&M equipment pool, based on acquisition cost of equipment on rent and lease compared to the total pool, was 61.7% at May 31, 2008 compared to 66.5% at May 31, 2007. At the same dates, utilization of our DP equipment pool decreased to 55.4% from 58.0%.
Additionally, average monthly rental rates during fiscal 2008 as a percent of acquisition cost for T&M and DP decreased 7.6% and 6.7%, respectively, from those during fiscal 2007 as a result of increased competition, while average monthly T&M lease rates decreased 10.2% as a percent of acquisition cost, and average monthly DP lease rates increased by 1.8%. In the third quarter of fiscal 2007, we recorded a non-cash impairment charge of $0.4 million resulting from low projected demand for certain rental products, including general purpose and communications equipment.
     STRATEGIC GROWTH PLANS
In recent periods, we have seen some recovery of our business from its significant contraction during the early part of this decade. Although we reduced our expenses to maintain profitability during the contraction, we believe that our resources and financial infrastructure remain capable of handling a significantly greater volume of business activity without a proportionate increase in expenses. Based on this belief, we have been seeking ways to increase revenues to leverage that infrastructure. These strategies include:

Electro Rent 2008 Annual Report
Internal Growth Strategies: We intend to continue internal growth by building upon our vendor and customer relationships and expanding the types of services and equipment we provide. Thus, for example,
■	We created a new distribution channel by entering into distribution agreements with three leading manufacturers for a range of basic T&M equipment.
■	We have re-focused our DP marketing approach to emphasize short-term, event-oriented rentals in addition to our traditional markets.
■	We have been marketing a flexible leasing program that allows customers to build equity that can be applied against the future purchase of the test equipment.
■	We are developing vendor leasing programs that provide customers with flexible financing alternatives.
Acquisition Growth Strategies: We are also seeking to grow through acquisitions. Acquisitions can permit us to rapidly add revenues, as well as to expand into new geographical areas and/or markets.
Geographic Expansion Strategies: Prior to fiscal 2006, our activity was largely limited to North America, except for some limited rentals to North American companies operating in other geographical areas. We have been expanding our rental and leasing services globally. As part of that strategy, in fiscal 2006 we entered two of the largest world markets: Europe and China.
■
Our wholly owned subsidiary in Tianjin, China, commenced operations in June 2005 after we received what we believe to be one of the first licenses for a wholly foreign-owned equipment rental business in China.

■	In September 2005, we acquired a small T&M equipment rental company based in Belgium, from which we service the European market.
The financial results of our foreign operations have improved for fiscal 2008, compared to fiscal 2007, and our operations in both China and Europe have contributed to the growth in our operating profit and net income.
Although our strategic initiatives have contributed to our improved operating results for fiscal 2008 compared to fiscal 2007 and 2006, each entails risks that could impact our continuing business results over the long term. In addition to the risks associated with our core operations, there are special risks associated with international operations and with acquisitions, as well as with growth in general. Recent uncertainty in the U.S. and global economy as a result of more stringent credit requirements and access to capital may adversely affect our customers. While we have experienced improved results since 2004 as noted above, our rental and lease utilization, operating results and net income could be adversely affected by recent trends. For a more detailed summary of some of the risks associated with these and other factors, please see the Risk Factors discussed in Item 1A of our 2008 Annual Report on Form 10-K.
     CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we review these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including rental and lease equipment, investments, allowance for doubtful accounts and income taxes. These estimates are based on our historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe, however, that the estimates, including those for the above-listed items, are reasonable.
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

Electro Rent 2008 Annual Report
Investments: We classify our investments as available-for-sale securities based upon management’s intent with regard to the investments and the nature of the underlying securities. Our available-for-sale investments consist of auction rate securities (“ARS”). Our investments are carried at fair value with unrealized gains and losses reported in shareholders’ equity. Dividend and interest income are recognized when earned. The cost of securities sold is calculated using the specific identification method. We have the ability to hold our investments until such time as the market value recovers or maturity. Due to the lack of availability of observable market quotes of our investment portfolio of ARS, we utilize valuation models based on expected cash flow streams and collateral values, including assessments of credit quality, duration, insurance wraps, portfolio composition, discount rates and overall capital market liquidity. The valuation of our ARS investment portfolio is subject to uncertainties that are difficult to predict. Factors that may impact our ARS valuation include changes to credit ratings of the securities as well as to the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral value, discount rates, counterparty risk and ongoing strength and quality of market credit and liquidity. In the fourth quarter of fiscal 2008, we recorded an unrealized loss of $1.0 million on our ARS as a temporary impairment in comprehensive income on the consolidated statement of shareholders’ equity. If uncertainties in the credit markets continue, these markets deteriorate further or we experience any additional ratings downgrades on any of our ARS, we may incur additional market declines to our investments, which could negatively affect our financial condition, results of operations, or cash flows (see Note 2 to our consolidated financial statements).
Impairment of Long-Lived Assets: On a quarterly basis, we review the carrying value of our rental and lease equipment to determine if the carrying value of the assets may not be recoverable due to current and forecasted economic conditions. This requires us to make estimates related to future cash flows from the assets and to determine whether any deterioration is other than temporary. If these estimates or the related assumptions change in the future, we may be required to record additional impairment charges. In the third quarter of fiscal 2007, we recorded a non-cash impairment charge of $0.4 million, resulting from low projected demand for certain rental products, including general purpose and communications test equipment. No similar impairment charge was recorded in fiscal 2008 or 2006.
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
Income Taxes: As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. Significant judgment is required in determining the provision for income taxes and deferred tax assets and liabilities. This process involves us estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered. To the extent management believes that recovery is not likely, we establish a valuation allowance. We determined that a valuation allowance was required in fiscal 2007 and 2006 of $0.2 million for each year, respectively, for our deferred tax asset related to certain foreign net operating loss carry forwards. There was no valuation allowance required for fiscal 2008.
Effective June 1, 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by us that our company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. Pursuant to our adoption of FIN 48 on June 1, 2007, we recorded a net decrease of $0.4 million to retained earnings.

Electro Rent 2008 Annual Report
FISCAL 2008 COMPARED WITH FISCAL 2007
Total Revenues: Total revenues for fiscal 2008 rose $17.6 million, or 13.9%, to $144.5 million, compared to $126.9 million for fiscal 2007. The increase in total revenues was due to an overall 5.5% increase in T&M and DP rental and lease revenues, and a 50.5% increase in sales of equipment and other revenues.
Rental and lease revenues in fiscal 2008 were $108.8 million, compared to $103.1 million in fiscal 2007. This increase is the result of growth in our foreign operations and higher demand for T&M equipment in our major markets, including aerospace and defense, telecommunications and electronics. The effect of higher demand for T&M equipment was partially offset by lower rental rates we charged in fiscal 2008 related to increased competition.
Sales of equipment and other revenues increased to $35.8 million in fiscal 2008 from $23.8 million in fiscal 2007. In part, this increase reflects the results of our strategic initiative outlined above relating to our new distribution channel, and a large buyout by a customer of used equipment in the fourth quarter of fiscal 2008. Gross margin on sales increased to $10.8 million in fiscal 2008 as compared to $8.9 million in the prior year, while the gross margin percentage decreased to 34.8% for fiscal 2008 from 47.3% for fiscal 2007. As noted above, our gross margin percentage decreased primarily due to an increase in our lower margin distribution sales, as well as the lower margin in the large buyout.
Depreciation of Rental and Lease Equipment: Depreciation of rental and lease equipment in fiscal 2008 increased to $45.0 million, or 41.4% of rental and lease revenues, from $42.2 million, or 40.9% of rental and lease revenues, in fiscal 2007. Fiscal 2007 included an equipment impairment charge of $0.4 million. The increased depreciation expense in fiscal 2008 is due to a higher average rental and lease equipment pool, while the increased depreciation ratio for fiscal 2008 is due primarily to lower rental rates and utilization.
Costs of Revenues Other Than Depreciation: Costs of revenues other than depreciation in fiscal 2008 increased 82.2% to $24.9 million from $13.7 million in fiscal 2007. Costs of revenues other than depreciation primarily includes the cost of equipment sales, which increased as a percentage of equipment sales to 65.2% in fiscal 2008 from 52.7% in fiscal 2007, reflecting increased distribution sales which carry a lower margin, as well as the lower margin in the large buyout. As noted above, our costs of revenues other than depreciation increased primarily due to an increase in our distribution sales and the large buyout. As noted above in the “Overview Section”, we expect that this number will fluctuate quarter-to-quarter, depending primarily on customer requirements and funding and growth in our distribution channel.
Selling, General and Administrative Expenses: Selling, general and administrative expenses increased 4.6% to $43.9 million in fiscal 2008, as compared to $42.0 million in fiscal 2007. This increase primarily reflects higher personnel and benefit costs to support our additional revenues. SG&A expenses include $0.2 million of stock compensation expense for fiscal 2008 compared to $0.9 million for fiscal 2007. SG&A expenses as a percentage of total revenues decreased to 30.4% in fiscal 2008 from 33.1% in fiscal 2007.
Operating Profit: As a result of the increase in revenues, partly offset by the related increase in operating expenses discussed above, operating profit increased 5.8% to $30.7 million, or 21.2% of total revenues, in fiscal 2008 compared to an operating profit of $29.0 million, or 22.9% of total revenues, in fiscal 2007.
Interest Income, Net: Net interest income was $3.3 million for fiscal 2008 compared to $3.9 million in fiscal 2007. This decrease primarily reflects decreases in prevailing money-market interest rates and a decrease in cash and cash equivalents.
Income from Settlements: In the third quarter of fiscal 2007, when all contingencies expired, we recognized $1.6 million in other income relating to proceeds received from a class action lawsuit. There was no comparable income in fiscal 2008.
Income Tax Provision: Our effective tax rate was 37.9% for fiscal 2008, compared to 38.9% for fiscal 2007. The decrease is due primarily to the utilization of tax loss carryforwards for our European subsidiary, and lower tax rates on earnings from our foreign subsidiaries.
FISCAL 2007 COMPARED WITH FISCAL 2006
Total Revenues: Total revenues for fiscal 2007 rose $10.7 million, or 9.2%, to $126.9 million, compared to $116.2 million in the prior year. The increase in total revenues was due to a 13.8% overall increase in T&M and DP rental and lease revenues, which was offset by a 7.4% decrease in sales of equipment and other revenues.

Electro Rent 2008 Annual Report
Rental and lease revenues in fiscal 2007 were $103.1 million, compared to $90.5 million in the prior year. This increase is the result of growth in our foreign operations and higher demand for T&M equipment in our major markets, including aerospace and defense, telecommunications and electronics, and the full year effect of the Rush acquisition in late fiscal 2006. The effect of higher demand for T&M equipment was partially offset by lower rental rates we charged in fiscal 2007 related to increased competition.
Sales of equipment and other revenues decreased to $23.8 million in fiscal 2007 from $25.7 million in fiscal 2006. Gross margin on sales decreased to $8.9 million in fiscal 2007 as compared to $9.5 million in fiscal 2006, while the gross margin percentage increased to 47.3% for fiscal 2007 from 46.4% for fiscal 2006. The lower margin for fiscal 2006 reflected a large buyout of a lease by a customer.
Depreciation of Rental and Lease Equipment: Depreciation of rental and lease equipment in fiscal 2007 increased to $42.2 million, or 40.9% of rental and lease revenues, from $35.8 million, or 39.5% of rental and lease revenues, in fiscal 2006. The increased depreciation expense in fiscal 2007 reflects a higher average rental and lease equipment pool, the full year effect of the Rush acquisition and an equipment impairment charge of $0.4 million, while the increased depreciation ratio for fiscal 2007 is due primarily to lower rental rates.
Costs of Revenues Other Than Depreciation: Costs of revenues other than depreciation in fiscal 2007 increased 0.7% to $13.7 million from $13.6 million in fiscal 2006. Costs of revenues other than depreciation primarily includes the cost of equipment sales, which decreased as a percentage of equipment sales to 52.7% in fiscal 2007 from 53.6% in fiscal 2006. As noted above in the “Overview” section, we expect that this number will fluctuate quarter-to-quarter depending primarily on customer requirements and funding and growth in our distribution channel.
Selling, General and Administrative Expenses: Selling, general and administrative expenses increased 19.5% to $42.0 million in fiscal 2007, as compared to $35.2 million in fiscal 2006. This increase primarily reflects the full year effect and additional operating costs related to the Rush acquisition and development of our new operations in China and Europe. SG&A expenses also include $0.9 million of stock compensation expense for fiscal 2007 as a result of the adoption of SFAS 123R in fiscal 2007; there was no comparable expense during the prior year. SG&A expenses as a percentage of total revenues increased to 33.1% in fiscal 2007 from 30.3% in fiscal 2006.
Operating Profit: As a result of the increases in both revenues and operating expenses discussed above, operating profit decreased to $29.0 million, or 22.9% of total revenues, in fiscal 2007 compared to an operating profit of $31.7 million, or 27.3% of total revenues, in fiscal 2006.
Interest Income, Net: Net interest income was $3.9 million for fiscal 2007 compared to $2.7 million in fiscal 2006. This increase primarily reflects increases in prevailing money-market interest rates.
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
LIQUIDITY AND CAPITAL RESOURCES
During the last three fiscal years, our primary capital requirements have been purchases of rental and lease equipment. We generally purchase equipment throughout each year to replace equipment that has been sold and to maintain adequate levels of rental equipment to meet existing and expected customer demands. To meet increasing T&M rental demand, support areas of potential growth for both T&M and DP equipment and to keep our equipment pool technologically up-to-date, we made payments for the purchase of $81.0 million of rental and lease equipment during fiscal 2008, $74.9 million in fiscal 2007, and $61.4 million in fiscal 2006.
In addition to increasing our rental equipment, we have in the past purchased shares of our common stock under an authorization from our board of directors. Shares repurchased by us are retired and returned to the status of authorized but unissued stock.

Electro Rent 2008 Annual Report
During the fiscal years ended May 31, 2008 and May 31, 2007, we purchased 11,740 and 224,600 shares of our common stock for $0.2 million and $3.0 million, respectively, at an average price of $12.96 and $13.19 per share, respectively. As of May 31, 2008, 946,000 shares of our common stock remain authorized for repurchase.
In April 2007, our board of directors authorized a regular quarterly cash dividend of $0.10 per common share. We commenced payment of our quarterly cash dividend in July 2007. In January 2008, our board of directors approved an increase to $0.15 per common share. For the fiscal year ended May 31, 2008, we paid dividends of $11.7 million. There was no dividend paid in fiscal 2007.
We expect to continue paying a quarterly dividend in future quarters, although the amount and timing of dividends, if any, will be made at the discretion of our board of directors in each quarter, subject to compliance with applicable law.
Dividend and Repurchase Summary

	Fiscal Year Ended May 31,			Three Year
(in thousands, except per share information)	2008	2007	2006	Totals

Cash dividends paid	$11,659	$—	$—	$11,659
Shares repurchased	12	225	—	237
Average price per share	$12.96	$13.19	$—	$13.18
Aggregate purchase price	$152	$2,962	$—	$3,114
Total cash returned to shareholders	$11,811	$2,962	$—	$14,773

For the past three fiscal years, the total of our cash, cash equivalents and investments has remained relatively stable. We expect that the level of our cash and cash equivalents may decrease as we pay dividends in future quarters, or decide to buy back additional shares of our common stock, increase equipment purchases in response to demand, finance another acquisition, or pursue other opportunities. We have invested our cash balance in money market funds and auction rate securities.
At May 31, 2008, we held $23.6 million, at cost, in auction rate securities (“ARS”), which we classify as investments available-for-sale. Our ARS are long-term debt instruments backed by student loans, a substantial portion of which are guaranteed by the United States government. All of our ARS have credit ratings of AAA or AA, and none are mortgage-backed debt obligations. Historically, our ARS were highly liquid, using a Dutch auction process that resets the applicable interest rate at predetermined intervals, typically every 35 days, to provide liquidity at par. However, as a result of liquidity issues in the global credit and capital markets, the auctions for all of our ARS failed beginning in February 2008 when sell orders exceeded buy orders. The failures of these auctions do not affect the value of the collateral underlying the ARS, and we continue to earn and receive interest on our ARS at a predetermined formula with spreads tied to particular interest rate indexes. We value the ARS from quotes received from our broker which are derived from their internally developed model. In determining a fair value for each ARS, the model weighted various factors, including assessments of credit quality, duration, insurance wraps, portfolio composition, discount rates, overall capital market liquidity and comparable securities, if any. We consider declines in ARS fair market values due to lack of liquidity to be a temporary impairment that is recorded as an unrealized loss in the shareholders’ equity section of our balance sheet. However, we will not be able to liquidate our ARS until the issuer calls the security, a successful auction occurs, a buyer is found outside of the auction process or the security matures. In any case, given the approximately $51.0 million we hold in cash and cash equivalents, primarily U.S. Treasury money market funds, and our lack of bank debt, we expect to continue to finance our operations even if our ARS were to be illiquid for an extended period of time.
The acquisition cost of our rental and lease equipment portfolio at May 31, 2008 totaled $333.7 million, increasing $31.7 million from the prior year end. During the three years ended May 31, 2008, we made payments for equipment purchases totaling $217.2 million, and recorded an aggregate increase in the acquisition cost of our equipment portfolio, net of the liquidation of used equipment, of $77.7 million. We have three principal sources of liquidity: cash flows provided by our operating activities, proceeds from the sale of equipment from our portfolio, and external funds that historically have been provided by bank borrowings.
During fiscal 2008, 2007 and 2006, net cash provided by operating activities was $54.2 million, $53.7 million, and $47.8 million, respectively. This increase is largely the result of higher depreciation and amortization in fiscal 2008 as compared to fiscal 2007 and 2006, and a $3.2 million increase in accrued expenses for fiscal 2008 compared to an increase of $0.8 million in fiscal 2007 and a decrease of $1.3 million in fiscal 2006. This increased operating cash flow was partially offset by an increase in accounts receivable of $6.0 million for fiscal 2008 compared to an increase of $1.6 million and $1.5 million, respectively, for fiscal 2007 and 2006.

Electro Rent 2008 Annual Report
During fiscal 2008, 2007 and 2006, net cash used in investing activities was $50.3 million, $57.7 million and $24.7 million, respectively. Fiscal 2008 includes $81.0 million related to payments for the purchase of rental and lease equipment, compared to $74.9 million and $61.4 million for fiscal 2007 and 2006, respectively. This increase was partially offset by proceeds from sale of rental and lease equipment of $31.1 million, $18.8 million and $20.5 million for fiscal 2008, 2007, and 2006, respectively. Fiscal 2006 included $26.6 million for the redemption of investments and $9.4 million in cash paid for the Rush acquisition, net of acquired cash.
Net cash flows used in financing activities was $10.3 million in fiscal 2008, compared to net cash provided by financing activities of $2.3 million and $3.7 million in fiscal 2007 and 2006, respectively. The decline in fiscal 2008 is primarily due to $11.7 million in dividend payments to shareholders. There were no dividends paid in the prior fiscal years. Proceeds from issuance of common stock was $1.4 million, $4.3 million and $3.8 million, respectively, for fiscal 2008, 2007 and 2006. Fiscal 2008 and 2007 include the repurchase of $0.2 million and $3.0 million of our common stock, respectively, offset by $0.2 and $0.9 million of tax benefit for stock options exercised, respectively. The fiscal 2006 tax benefit for stock options exercised was included in net cash provided by operating activities.
As the following table illustrates, aggregate cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund our operations during the last three fiscal years.

	Three Years Ended
(in thousands)	May 31, 2008	2008	2007	2006

Cash flows from operating activities[1]	$155,701	$54,178	$53,680	$47,843
Proceeds from sale of equipment	70,435	31,137	18,786	20,512

Total	226,136	85,315	72,466	68,355
Payments for equipment purchases	(217,222)	(80,976)	(74,894)	(61,352)
Net increase in equipment portfolio at acquisition cost	77,687	31,685	39,649	6,353

[1]	For the components of cash flows from operating activities see the Consolidated Statements of Cash Flows.
As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 104% of the funds required for equipment purchased during the three-year period ended May 31, 2008. We believe that cash and cash equivalents, cash flows from operating activities, proceeds from the sale of equipment and our borrowing capacity will be sufficient to fund our operations for at least the next twelve months.
We have a $10.0 million revolving line of credit with an institutional lender, subject to certain restrictions, to meet equipment acquisition needs as well as working capital and general corporate requirements. We had no bank borrowings outstanding or off balance sheet financing arrangements at May 31, 2008.
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

Electro Rent 2008 Annual Report
CONTRACTUAL OBLIGATIONS
The table below presents the amount of payments due under our contractual obligations. The table reflects expected payments due as of May 31, 2008 and does not reflect changes that could arise after that time.

	Payments due by period
		Less than			More than
Contractual Obligations (in thousands)	Total	1 year	1-3 years	3-5 years	5 years

Facility lease payments, not including property taxes and insurance	$1,618	$764	$739	$92	$23

Total	$1,618	$764	$739	$92	$23

The exact timing of reversal or settlement of our FIN 48 liabilities of $4.3 million could not be reasonably estimated at the end of the current fiscal year.
Off-Balance Sheet Arrangements
As of May 31, 2008, we are not involved in any off-balance sheet arrangements, as defined in Item 303 (a)(4)(ii) of SEC Regulation S-K.
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
Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include the following: common stock price fluctuations, fluctuations in operating results, risks associated with technology changes, risks associated with customer solvency, competition, risks associated with international operations, risks associated with our manufacturers and suppliers, dependence on key personnel, control by management and others, risks associated with possible acquisitions and new business ventures, risks associated with fluctuating interest rates and anti-takeover provisions. For further discussion of these and other factors, see the sections contained in this Annual Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; Item 1A “Risk Factors” and Item 7A “Quantitative and Qualitative Disclosure About Interest Rates and Currency Rates,” in our 2008 Annual Report on Form 10-K; our Proxy Statement for our 2008 Annual Meeting of Shareholders; and our other filings with the Securities and Exchange Commission.
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

Electro Rent 2008 Annual Report
CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended May 31,
(in thousands, except per share information)	2008	2007	2006

Revenues:
Rentals and leases	$108,761	$103,083	$90,548
Sales of equipment and other revenues	35,775	23,776	25,664

Total revenues	144,536	126,859	116,212

Operating expenses:
Depreciation of rental and lease equipment	44,987	42,174	35,776
Costs of revenues other than depreciation of rental and lease equipment	24,914	13,674	13,574
Selling, general and administrative expenses	43,940	42,000	35,161

Total operating expenses	113,841	97,848	84,511

Operating profit	30,695	29,011	31,701
Interest income, net	3,292	3,869	2,705
Income from settlement	—	1,571	—

Income before income taxes	33,987	34,451	34,406
Income tax provision	12,883	13,402	12,222

Net income	$21,104	$21,049	$22,184

Earnings per share:
Basic	$0.81	$0.82	$0.87
Diluted	$0.81	$0.81	$0.86
Shares used in per share calculation:
Basic	25,910	25,716	25,359
Diluted	26,079	26,053	25,762

The accompanying notes are an integral part of these consolidated financial statements.

Electro Rent 2008 Annual Report
CONSOLIDATED BALANCE SHEETS

As of May 31,
(in thousands, except share information)	2008	2007

Assets
Cash and cash equivalents	$50,964	$57,172
Investments available-for-sale, at fair value (cost of $23,600 and $23,550)	22,601	23,550
Accounts receivable, net of allowance for doubtful accounts of $359 and $251	23,128	17,161
Rental and lease equipment, net of accumulated depreciation of $161,187 and $140,164	172,468	161,806
Other property, net of accumulated depreciation and amortization of $14,427 and $13,761	14,341	14,990
Goodwill	3,109	2,859
Intangibles, net of amortization of $1,406 and $904	1,069	1,571
Other	5,402	5,710

	$293,082	$284,819

Liabilities and Shareholders’ Equity
Liabilities:
Accounts payable	$4,562	$10,084
Accrued expenses	12,565	11,019
Deferred revenue	4,943	5,047
Deferred tax liability	14,904	15,190

Total liabilities	36,974	41,340

Commitments and contingencies (Note 12)
Shareholders’ equity:
Preferred stock, $1 par — shares authorized 1,000,000; none issued
Common stock, no par — shares authorized 40,000,000; issued and outstanding 2008 — 25,945,283; 2007 — 25,812,943	33,938	32,212
Accumulated other comprehensive loss, net of tax	(619)	—
Retained earnings	222,789	211,267

Total shareholders’ equity	256,108	243,479

	$293,082	$284,819

The accompanying notes are an integral part of these consolidated financial statements.

Electro Rent 2008 Annual Report
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Accumulated
	Common Stock		Other		Total
Three years ended May 31, 2008	Number		Comprehensive	Retained	Shareholders’
(in thousands)	of Shares	Amount	Loss	Earnings	Equity

Balance, June 1, 2005	25,101	$21,638	$—	$173,379	$195,017
Exercise of stock options	453	3,816	—	—	3,816
Tax benefit for stock options exercised	—	907	—	—	907
Repurchase of common stock	(7)	(10)	—	(73)	(83)
Net income for the year ended May 31, 2006	—	—	—	22,184	22,184

Balance, May 31, 2006	25,547	26,351	—	195,490	221,841
Exercise of stock options	491	4,339	—	—	4,339
Tax benefit for stock options exercised	—	942	—	—	942
Non-cash stock compensation	—	850	—	—	850
Repurchase of common stock	(225)	(270)	—	(2,692)	(2,962)
Dividends declared	—	—	—	(2,580)	(2,580)
Net income for the year ended May 31, 2007	—	—	—	21,049	21,049

Balance, May 31, 2007	25,813	32,212	—	211,267	243,479
Exercise of stock options	144	1,366	—	—	1,366
Tax benefit for stock options exercised	—	175	—	—	175
Non-cash stock compensation	—	200	—	—	200
Repurchase of common stock	(12)	(15)	—	(137)	(152)
Dividends declared	—	—	—	(9,079)	(9,079)
Cumulative effect of adoption of FIN 48	—	—	—	(366)	(366)
Components of other comprehensive income:
Unrealized losses on investments available-for-sale, net of $380 of tax benefit	—	—	(619)	—	(619)
Net income for the year ended May 31, 2008	—	—	—	21,104	21,104

Total comprehensive income					20,485

Balance, May 31, 2008	25,945	$33,938	$(619)	$222,789	$256,108

The accompanying notes are an integral part of these consolidated financial statements.

Electro Rent 2008 Annual Report
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended May 31,
(in thousands)	2008	2007	2006

Cash flows from operating activities:
Net income	$21,104	$21,049	$22,184
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	46,535	43,381	36,956
Remeasurement gain	(440)	(150)	(25)
Gain on sale of rental and lease equipment	(10,830)	(8,891)	(9,526)
Impairment loss on rental equipment	—	440	—
Deferred tax liability	530	591	947
Stock compensation expense	200	850	—
Provision (recapture) for losses on accounts receivable	425	(231)	46
Tax benefit for stock options exercised	—	—	907
Excess tax benefit for stock options exercised	(175)	(942)	—
Changes in operating assets and liabilities:
Accounts receivable	(5,995)	(1,586)	(1,534)
Other assets	312	(1,371)	(986)
Accounts payable	(539)	(709)	23
Accrued expenses	3,186	764	(1,311)
Deferred revenue	(135)	485	162

Net cash provided by operating activities	54,178	53,680	47,843

Cash flows from investing activities:
Proceeds from sale of rental and lease equipment	31,137	18,786	20,512
Cash paid for acquisition, net of cash acquired	—	(257)	(9,404)
Payments for purchase of rental and lease equipment	(80,975)	(74,894)	(61,352)
Purchases of investments	(3,500)	(800)	(550)
Redemptions of investments	3,450	—	26,600
Payments for purchase of other property	(398)	(498)	(531)

Net cash used in investing activities	(50,286)	(57,663)	(24,725)

Cash flows from financing activities:
Excess tax benefit for stock options exercised	175	942	—
Proceeds from issuance of common stock	1,366	4,339	3,816
Payment for repurchase of common stock	(152)	(2,962)	(83)
Payment of dividends	(11,659)	—	—

Net cash (used in) provided by financing activities	(10,270)	2,319	3,733

Net (decrease) increase in cash and cash equivalents	(6,378)	(1,664)	26,851
Effect of exchange rate changes on cash	170	88	(100)
Cash and cash equivalents at beginning of year	57,172	58,748	31,997

Cash and cash equivalents at end of year	$50,964	$57,172	$58,748

The accompanying notes are an integral part of these consolidated financial statements.

Electro Rent 2008 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007, AND 2006
(U.S. dollar amounts in thousands, except per share amounts)
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiaries (collectively “we”, “us”, or “our” hereafter). All intercompany balances and transactions have been eliminated in consolidation.
Business and Organization: We primarily engage in the short-term rental and the lease of state-of-the-art electronic equipment. We maintain an equipment portfolio composed primarily of test and measurement instruments (“T&M”) and personal computers and related data products (“DP”) purchased from leading manufacturers. Another aspect of our business is the sale of equipment after its utilization for rental or lease and the distribution of a range of basic T&M equipment. We conduct our business activities in the United States and our wholly owned subsidiaries, Genstar Rental Electronics, Inc., Electro Rent Europe, NV, and Electro Rent (Tianjin) Rental Co., Ltd. conduct all of these business activities in Canada, Europe and China, respectively. Our wholly owned subsidiary, Electro Rent Asia, Inc., is the U.S. parent company of Electro Rent (Tianjin) Rental Co., Ltd. and our wholly owned subsidiary, ER International, Inc., is the U.S. parent company of Electro Rent Europe, NV.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosures of contingent assets and liabilities as of the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we review these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including rental and lease equipment and intangibles, investments, allowance for doubtful accounts, and contingencies and litigation. These estimates are based on our evaluation of current business and economic conditions, historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe, however, that our estimates, including those for the above-listed items, are reasonable.
Revenue Recognition: Rental and lease revenues are recognized in the month they are due on the accrual basis of accounting. Rentals and leases are primarily billed to customers in advance, and unearned billings are recorded as deferred revenue. Other revenues consist of billings to customers for equipment sales, delivery, or repairs. Those revenues are recognized in the period in which the respective equipment is shipped and risk of loss is passed to the customer or the period in which the services are performed. In the case of equipment which is sold to customers that is already on rent or lease to the same party, revenue is recognized at the agreed-upon date when the rent or lease term ends. Negotiated lease early-termination charges are recognized upon receipt. Interest income on cash equivalents and investments is recognized in the period earned.
In accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, delivery and handling revenues are recorded as revenues and the related expenses are recorded in selling, general and administrative expenses. Amounts of $1.6 million and $1.4 million, respectively, for fiscal 2007 and 2006 have been corrected to properly state sales of equipment and other revenues and selling, general and administrative expenses in accordance with this policy. Management believes the correction is immaterial to the consolidated statements of operations.
Rental and Lease Equipment and Other Property: Assets are generally stated at cost, less accumulated depreciation. Upon retirement or disposal of assets, the cost and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized. Depreciation of rental and lease equipment and other property is computed using straight-line and accelerated methods over the estimated useful lives of the respective equipment. Generally, new rental and lease equipment is depreciated over three to ten years, and used equipment over two to nine years, depending on the type of equipment. Depreciation methods and useful lives are periodically reviewed and revised, as deemed appropriate. Normal maintenance and repairs are expensed as incurred. Rental and lease equipment at net book value comprised $161.7 million of T&M equipment and $10.8 million of DP equipment at May 31, 2008 and $149.7 million of T&M equipment and $12.1 million of DP equipment at May 31, 2007.
Income Taxes: We recognize a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or

Electro Rent 2008 Annual Report
deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are periodically reviewed for recoverability.
Effective June 1, 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes– an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by us that our company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. Pursuant to our adoption of FIN 48 on June 1, 2007, we recorded a net decrease of $366 to retained earnings.
We recognize interest and penalties with respect to uncertain tax positions as components of our income tax provision. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.
Fair Value of Financial Instruments: We believe that the carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to the short maturity of these instruments.
Impairment of Assets: The carrying value of equipment held for rental and lease is assessed quarterly or when factors indicating impairment are present. We recognize impairment losses on equipment held for rental and lease when the expected future undis-counted cash flows are less than the asset’s carrying value, in which case the asset is written down to its estimated fair value. In the third quarter of fiscal 2007 we recorded a non-cash impairment charge of $440 resulting from low projected demand for certain rental products, including general purpose and communications equipment. There were no other such impairment charges during fiscal 2008 and 2006.
Goodwill and Other Intangible Assets: We have goodwill, which represents the excess of purchase price over the fair value of net assets acquired, as a result of the Rush Computer Rentals, Inc. acquisition discussed further in Note 3. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and is reviewed for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. This acquisition also resulted in certain identifiable intangible assets, which represent items such as customer relationships, non-compete agreements and a trade name. These intangible assets, with the exception of the trade name, are amortized over their projected useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment of goodwill and identifiable intangible assets is permanently recognized by writing down the asset to the extent that the carrying value exceeds the estimated fair value.
Cash and Cash Equivalents: We consider highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of AAA-rated money market funds in all periods presented.
Investments: We consider our investments of long-term debt instruments as available-for-sale as defined in SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and, accordingly, they are carried at fair value. Except for direct obligations of the United States government, securities issued by agencies of the United States government, and money market or cash management funds, we diversify our investments by limiting our holdings with any individual issuer. Our investments consist of auction rate securities (“ARS”). We record unrealized gains and losses on our available-for-sale debt securities, net of tax, in accumulated other comprehensive income in the shareholders’ equity section of our balance sheets. Realized gains and losses and declines in value considered to be other than temporary are included in income in the period they occur. The cost of securities sold is based on the specific identification method. (See Note 2 for further discussion).
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

Electro Rent 2008 Annual Report
Shareholders’ Equity: During the fiscal year ended May 31, 2008, we purchased 11,740 shares of our common stock for $152, an average of $12.96 per share, compared to fiscal year ended May 31, 2007, when we purchased 224,600 shares for $3.0 million, an average of $13.19 per share. As of May 31, 2008, 946,000 shares of our common stock remain authorized for repurchase.
Concentration of Credit Risk: Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash equivalents, investments and trade accounts receivable. We invest excess cash primarily in money market funds of major financial institutions and auction rate securities. Excess cash of $46.7 million was invested in three large money market funds and $23.6 million, at cost, was invested in student loan-backed obligations as of May 31, 2008 (see Note 2 for further discussion). We believe that we are not exposed to any significant financial risk with respect to cash. For trade accounts receivable, we sell primarily on 30-day terms, perform credit evaluation procedures on each customer’s individual transactions and require security deposits or personal guarantees from our customers when significant credit risks are identified. Typically, most customers are large, established firms. We seek to maintain an adequate allowance for potential credit losses.
We purchase rental and lease equipment from numerous vendors. During fiscal 2008, 2007 and 2006, Agilent Technologies, Inc. accounted for approximately 58%, 59% and 54%, respectively of such purchases. No other vendor accounted for more than 10% of such purchases.
Foreign Currency: The assets and liabilities of our foreign subsidiaries are remeasured from their foreign currency to U.S. dollars at current or historic exchange rates, as appropriate. The U.S. dollar has been determined to be the functional currency. Revenues and expenses are remeasured from their foreign currencies to U.S. dollars using historic rates or an average monthly rate, as appropriate, for the month in which the transaction occurred. Our foreign subsidiaries individually have assets, liabilities, revenues and expenses under 10% of our respective consolidated amounts. The euro, Canadian dollar and Chinese yuan are the only foreign currencies.
Foreign currency transaction gains and losses are included in the determination of net income. Included in consolidated net income are net foreign currency transaction gains of $440, $150, and $25 realized during fiscal 2008, 2007, and 2006, respectively.
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
Cash Flow: Supplemental disclosures of cash paid during the year for:

	2008	2007	2006

Interest	$13	$24	$24
Income taxes	8,529	11,730	11,709

Supplemental Disclosure of Non-Cash Investing and Financing Activities: We had accounts payable and other accruals related to acquired equipment totaling $3.8 million, $8.8 million and $9.4 million, at May 31, 2008, 2007 and 2006, respectively, which amounts were paid in the following years. We recorded a tax benefit of $175, $942, and $907 in fiscal 2008, 2007 and 2006, respectively, for employee stock options exercised which increased the outstanding common stock. We decreased shareholders’ equity by $619, net of tax benefit of $380, as a result of unrealized losses on investments in fiscal 2008. We recorded $2.6 million of dividends declared and not yet paid as accrued expenses and a reduction of retained earnings in fiscal 2007. There was no accrual in fiscal 2008.
Stock-Based Compensation: On December 16, 2004, the FASB issued SFAS No. 123R, Share-Based Payment, (“SFAS 123R”) requiring all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. Compensation cost is recognized over the period that an employee provides service in exchange for the award. We adopted SFAS 123R as of June 1, 2006.
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

Electro Rent 2008 Annual Report
We recorded $200 and $850 of stock-based compensation for fiscal 2008 and 2007, respectively, as part of selling, general and administrative expenses in accordance with SFAS 123R. This compensation cost caused net income to decrease by $154 and $687 for the years ended May 31, 2008 and 2007, respectively, and did not have a material impact on basic or diluted earnings per share.
We receive a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the fair value of stock at the date of exercise over the exercise price of the options. Prior to the adoption of SFAS 123R, we presented all tax benefits resulting from the exercise of stock options as operating cash flows in the statements of cash flows. SFAS 123R requires subsequent cash flows resulting from excess tax benefits to be classified as part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. The total tax benefit realized from stock option exercises for fiscal 2008, 2007 and 2006 was $175, $942 and $907, respectively. Cash received from stock option exercises was $1.4 million, $4.3 million and $3.8 million for fiscal 2008, 2007 and 2006, respectively.
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
The following table shows, on a pro forma basis, the effect on net income and earnings per share for the fiscal year ended May 31, 2006 had compensation cost for the stock-based compensation plans been determined based upon the fair value at grant in accordance with SFAS 123R:

2006

Net income, as reported	$22,184
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(767)

Pro forma net income	$21,417

Earnings per share:
Basic earnings per share:
As reported	$0.87
Pro forma	$0.84
Diluted earnings per share:
As reported	$0.86
Pro forma	$0.83

Recent Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We will be required to adopt the provisions of SFAS 157 beginning with our first quarter of fiscal 2009. The adoption of SFAS 157 will not have a material impact on our financial condition, results of operations, or cash flows.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We will be required to adopt the provisions of SFAS 159 beginning with our first quarter of fiscal 2009. We do not anticipate the adoption of SFAS 159 will have a material effect on our financial condition, results of operations, or cash flows.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141R”). SFAS 141R replaces SFAS No. 141, Business Combinations, and provides greater consistency in the accounting and financial reporting of business combinations. SFAS 141R requires that the acquiring entity in a business combination recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, establishes principles and requirements for how an acquirer recognizes and measures any non-controlling interest in the acquiree

Electro Rent 2008 Annual Report
and the goodwill acquired, and requires the acquirer to disclose the nature and financial effect of the business combination. Among other changes, this statement also requires that “negative goodwill” be recognized in earnings as a gain attributable to the acquisition, that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred and that any deferred tax benefits resulting from a business combination be recognized in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. We will be required to adopt the provisions of SFAS 141R beginning with our first quarter of fiscal 2010. We do not anticipate that the adoption of SFAS 141R will have a material effect on our financial condition, results of operations, or cash flows.
In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. We will be required to adopt the provisions of SFAS 160 beginning with our first quarter of fiscal 2010. We do not anticipate that the adoption of SFAS No. 160 will have a material effect on our financial condition, results of operations, or cash flows.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments and that the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation, (b) how derivative instruments and related hedged items are accounted for under SFAS 133, Accounting for Derivative Instruments and Hedging Activities and its related interpretations, including a tabular format disclosure of the fair values of derivative instruments and their gains and losses and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We will be required to adopt the provisions of SFAS 161 beginning with our first quarter of fiscal 2009. We do not anticipate that the adoption of SFAS No. 161 will have a material effect on our financial condition, results of operations, or cash flows.
In December 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 110, “Share-Based Payment” (“SAB 110”), which became effective on January 1, 2008. SAB 110 allows companies, under certain circumstances, to continue using the “simplified” method of estimating the expected term of “plain vanilla” share options discussed in SAB No. 107, “Share-Based Payment,” in accordance with SFAS 123R. Under SAB 107, the SEC staff had previously indicated that it would not expect companies to use the “simplified” method for share option grants made after December 31, 2007. We adopted SAB 110 on January 1, 2008 and it did not have a material effect on our financial condition, results of operations, or cash flows.
Statement of Cash Flows: In fiscal 2008 we separately disclosed effects of exchange rates on cash, reducing net cash provided by operating activities by $88 for fiscal 2007 and increasing net cash provided by operating activities by $100 in fiscal year 2006.
NOTE 2: CASH AND CASH EQUIVALENTS AND INVESTMENTS
We consider highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of AAA-rated money market funds in all periods presented. Investments consist of available-for-sale ARS that we carry at fair value. Except for direct obligations of the United States government, securities issued by agencies of the United States government, and money market or cash management funds, we diversify our investments by limiting our holdings with any individual issuer.

Electro Rent 2008 Annual Report
Our investments are intended to establish a high-quality portfolio that preserves principal, meets liquidity needs, avoids inappropriate concentrations and delivers an appropriate yield in relationship to our investment guidelines and market conditions. The following is a summary of available-for-sale securities:

May 31, 2008
Available-for-sale Securities
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Auction rate securities	$23,600	$—	$(999)	$22,601

	$23,600	$—	$(999)	$22,601

May 31, 2007
Available-for-sale Securities
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Auction rate securities	$23,550	$—	$—	$23,550

	$23,550	$—	$—	$23,550

We record unrealized gains and losses on our available-for-sale debt securities, net of tax, in accumulated other comprehensive income in the shareholders’ equity section of our balance sheets. Such an unrealized loss does not reduce net income for the applicable accounting period. The gross unrealized losses on our available-for-sale debt securities at May 31, 2008 were $999. We held no available-for-sale debt securities that were in an unrealized loss position at May 31, 2007. Our available-for-sale securities have been in a continuous unrealized loss position for less than twelve months as of May 31, 2008.
We include realized gains and losses on our available-for-sale debt securities in interest and other income in our statements of operations. There were no gross realized gains and losses on our available-for-sale debt securities for the fiscal years ended May 31, 2008, 2007, or 2006.
At May 31, 2008, we held $23.6 million, at cost, in auction rate securities (“ARS”), which we classify as investments. Our ARS are long-term debt instruments backed by student loans, a substantial portion of which are guaranteed by the United States government. All of our ARS have credit ratings of AAA or AA, and none are mortgage-backed debt obligations. Historically, our ARS were highly liquid, using a Dutch auction process that resets the applicable interest rate at predetermined intervals, typically every 35 days, to provide liquidity at par. However, as a result of liquidity issues in the global credit and capital markets, the auctions for all of our ARS failed beginning in February 2008 when sell orders exceeded buy orders. The failures of these auctions do not affect the value of the collateral underlying the ARS, and we continue to earn and receive interest on our ARS at a pre-determined formula with spreads tied to particular interest rate indexes. We value the ARS from quotes received from our broker which are derived from their internally developed model. In determining a fair value for each ARS, the model weighted various factors, including assessments of credit quality, duration, insurance wraps, portfolio composition, discount rates, overall capital market liquidity and comparable securities, if any. We consider declines in ARS fair market values due to lack of liquidity to be a temporary impairment that is recorded as an unrealized loss in the shareholders’ equity section of our balance sheet.
We continue to monitor the market for ARS and consider its impact (if any) on the fair market value of our investments. If the market conditions deteriorate further, we may be required to record additional unrealized losses in other comprehensive income or other than temporary impairment charges. We intend and have the ability to hold our ARS until the market recovers as we do not anticipate having to sell these securities to fund the operations of our business. We believe that, based on our current cash and cash equivalents balance, the current lack of liquidity in the credit and capital markets will not have a material impact on our liquidity, cash flow or ability to fund our operations.
The amortized cost and estimated fair value of the available-for-sale securities at May 31, 2008, by maturity, are shown below. Expected maturities can differ from contractual maturities because the issuers of the securities may have the right to prepay

Electro Rent 2008 Annual Report
obligations without prepayment penalties. We do not believe that our available-for-sale securities are available to fund our current operations.

		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Available-for-sale
Due in one year or less	$—	$—	$—	$—
Due after one year and through five years	1,700	—	(100)	1,600
Due after five years and through ten years	—	—	—	—
Due after ten years	21,900	—	(899)	21,001

	$23,600	$—	$(999)	$22,601

NOTE 3: ACQUISITION
On January 31, 2006, we completed the acquisition, pursuant to a Stock Purchase Agreement (“SPA”), of Rush Computer Rentals, Inc. (“Rush”), in order to facilitate the growth of our data products business. Rush was similar to our existing data products business, and was one of the leading providers of personal computers and related equipment for rent or sale in the northeastern United States. Before taking into account Rush’s cash balance, an aggregate purchase price of $9.7 million was paid in cash at closing. In addition, $1.0 million of contingent consideration was paid to the shareholders of Rush based upon the achievement of certain revenue objectives through February 2008. The purchase price, subject to post-closing adjustments, was allocated to the net assets acquired based upon their fair values as of the date of the transaction, with the excess recorded as goodwill.
During fiscal 2007 we increased the carrying value of goodwill by $776, consisting of (i) $570 resulting from our final valuation of certain assets acquired and costs incurred to acquire Rush, including revisions to certain assumptions used to determine the value of the intangible assets acquired from Rush, and (ii) purchase price adjustments of $206. The purchase price adjustments consisted of (i) $750 of additional consideration we paid in accordance with the revenue earnout provisions contained in the SPA, offset by (ii) settlements received totaling $544. Included in the settlements were $102 in post-closing adjustments to the seller’s closing date balance sheet and $442 related to certain claims for losses due to breach of specific representations and warranties included in the SPA.
We increased the carrying value of goodwill by $250 during the fiscal year ended May 31, 2008 in accordance with the revenue earnout provisions contained in the SPA.
The results of operations of Rush have been included in our statements of operations from the date of the acquisition.
NOTE 4: GOODWILL AND OTHER INTANGIBLE ASSETS
As a result of the Rush acquisition, we recorded $2.1 million of goodwill and $2.3 million of intangibles in fiscal 2006. The carrying amount of goodwill was $3.1 million and $2.9 million at May 31, 2008 and 2007, respectively.
The changes in carrying amount of goodwill and other intangible assets for the year ended May 31, 2008 are as follows:

	Balance as of
	June 1, 2007			Balance as of
	(net of amortization)	Adjustments	Amortization	May 31, 2008

Goodwill	$2,859	$250	$—	$3,109
Trade Name	411	—	—	411
Non-compete agreements	533	—	(267)	266
Customer relationships	627	—	(235)	392

	$4,430	$250	$(502)	$4,178

The goodwill and intangibles have been assigned to our DP operating segment. During fiscal 2008 and 2007, we revised the gross carrying value of goodwill and intangibles primarily as a result of additional purchase price consideration and final valuation of

Electro Rent 2008 Annual Report
certain assets acquired and costs incurred to acquire Rush (see Note 3). Goodwill is not deductible for tax purposes.
There were no conditions that indicated any impairment of goodwill or identifiable intangible assets in fiscal 2008 and 2007. The annual impairment review date for goodwill is May 31.
Intangible assets with finite useful lives are amortized over their respective estimated useful lives. The following table provides a summary of our intangible assets:

May 31, 2008
	Estimated	Gross Carrying	Accumulated	Net Carrying
	Useful Life	Amount	Amortization	Amount

Trade name	—	$411	$—	$411
Non-compete agreements	2-5 years	1,050	(784)	266
Customer relationships	3-4 years	1,014	(622)	392

		$2,475	$(1,406)	$1,069

May 31, 2007
	Estimated	Gross Carrying	Accumulated	Net Carrying
	Useful Life	Amount	Amortization	Amount

Trade name	—	$411	$—	$411
Non-compete agreements	2-5 years	1,050	(517)	533
Customer relationships	3-4 years	1,014	(387)	627

		$2,475	$(904)	$1,571

Amortization expense was $502, $610 and $232 for the fiscal years ended May 31, 2008, 2007 and 2006, respectively.
Amortization expense for customer relationships and non-compete agreements is included in selling, general and administrative expenses. The following table provides estimated future amortization expense related to intangible assets:

Future
Year ending May 31,	Amortization

2009	$335
2010	257
2011	66
2012	0
2013	0

$658

NOTE 5: BORROWINGS
On October 23, 2007, we renewed our 364-day agreement with a bank to provide a revolving line of credit for $10 million, subject to certain restrictions, to meet potential equipment acquisition needs as well as working capital and general corporate requirements. The interest rate on the line of credit is based on the prime rate or LIBOR. We had no borrowings outstanding during the fiscal years ended May 31, 2008, 2007 and 2006.

Electro Rent 2008 Annual Report
NOTE 6: INCOME TAXES
On June 1, 2007, we adopted the provisions of FIN 48. FIN 48 establishes a single model to address the accounting for uncertain tax positions. Specifically, FIN 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues.
We applied FIN 48 to all open tax positions as of June 1, 2007. The total amount of unrecognized tax benefits as of the date of its adoption was $4.3 million. As a result of the implementation of FIN 48, we recognized a $3.9 million increase in the liability for unrecognized tax benefits with a corresponding increase in deferred tax assets, and $366 as a reduction to retained earnings.
We recognize interest and penalties accrued with respect to uncertain tax positions as components of our income tax provision. We had accrued approximately $349 for the payment of interest and penalties as of May 31, 2007. Upon adoption of FIN 48 on June 1, 2007 we increased our accrual for interest and penalties to $1.1 million. At May 31, 2008, our accrual for interest and penalties was $1.6 million.
The reconciliation of our unrecognized tax benefits, including our accrual for interest and penalties, is as follows:

Balance as of June 1, 2007	$3,119
Increases related to prior year tax positions	574

Balance as of May 31, 2008	$3,693

The unrecognized tax benefits at May 31, 2008 and June 1, 2007, if recognized, would have no impact on the effective tax rate. However, the derecognition of $1,081 and $715, respectively, related to the associated interest and penalties at May 31, 2008 and June 1, 2007 would decrease the effective tax rate.
We are subject to taxation in the U.S., various states and foreign jurisdictions. We have effectively settled all income tax matters reviewed by the tax authorities for the United States federal jurisdiction for years through fiscal 2006. Major state jurisdictions have been examined and closed through fiscal years 2004 and 2005. Foreign jurisdictions have not been examined for their respective maximum statutory periods, and the oldest years where the statute is still open are fiscal 2001 and 2006. No audits are currently in process.
There were no additional unrecognized tax benefits for the year ended May 31, 2008. We anticipate no significant increase or decrease in the total amounts of unrecognized tax benefits within 12 months of the date of this report.
For financial reporting purposes, income before income taxes includes the following:

	2008	2007	2006

Domestic	$31,326	$34,501	$34,818
Foreign	2,661	(50)	(412)

	$33,987	$34,451	$34,406

The provision for income taxes consists of the following for the fiscal years ended May 31:

	2008	2007	2006

Current
Federal	$5,707	$10,172	$9,539
State	1,589	2,501	1,736
Foreign	1,954	138	—
Deferred
Federal	3,489	545	198
State	694	46	749
Foreign	(550)	—	—

	$12,883	$13,402	$12,222

Electro Rent 2008 Annual Report
A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows for the fiscal years ended May 31:

	2008	2007	2006

Statutory federal rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.4	4.8	4.6
Release of reserves due to completed tax audits and changes in tax estimate	—	—	(2.8)
Permanent differences resulting from tax advantaged investments	(1.1)	(0.9)	(1.0)
Permanent differences resulting from extraterritorial income exclusions and other	(0.4)	—	(0.3)

Effective tax rate	37.9%	38.9%	35.5%

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 2008 and 2007 are as follows:

	2008	2007

Deferred tax assets:
Goodwill and intangible assets	$3,661	$4,195
Allowance for doubtful accounts	144	106
Deferred compensation and benefits	1,673	1,592
Tax credits, net	3,880	—
Unrealized losses on securities	380	—
Other	1,434	1,548

	11,172	7,441
Deferred tax liabilities:
Accumulated depreciation and amortization	(26,076)	(22,631)

Net deferred tax liabilities	$(14,904)	$(15,190)

The effective tax rate in fiscal 2008, 2007 and 2006 was 37.9%, 38.9% and 35.5%, respectively. The lower effective rate in fiscal 2006 was due to a decrease in the amount of tax reserves released as a result of completed tax audits and changes in estimated tax exposures combined, partially offset by the effect of excluding the benefit of foreign losses. The reevaluation of accrued liabilities related to positions taken on federal and state returns reduced tax expense by $971 in fiscal 2006. The lower effective rate in fiscal 2008 is due primarily to the utilization of tax loss carryforwards for our European subsidiary, and lower tax rates on earnings from our foreign subsidiaries. Tax advantaged investments reduced expense by $393 for fiscal 2008. The combined benefits of tax advantaged investments and extra-territorial income exclusions reduced expense by $561 and $626 for fiscal 2007 and 2006, respectively. We determined that a valuation allowance was required in fiscal 2007 and 2006 of $182 and $154, respectively, for our deferred tax asset related to certain foreign net operating loss carryforwards. Income in the current period was sufficient to fully utilize the foreign net operating loss carryforwards. As of May 31, 2008, 2007 and 2006, U.S. income taxes have not been assessed on approximately $1.7 million, $0 and $0, respectively, of undistributed earnings of foreign subsidiaries because management considers these earnings to be invested indefinitely.
NOTE 7: SALES-TYPE LEASES
We had certain customer leases providing bargain purchase options, which are accounted for as sales-type leases. Interest income is recognized over the life of the lease using the effective interest method. The minimum lease payments receivable and the net investment included in other assets for such leases are as follows at May 31:

	2008	2007

Gross minimum lease payments receivable	$1,392	$818
Less — unearned interest	(112)	(55)

Net investment in sales-type lease receivables	$1,280	$763

Electro Rent 2008 Annual Report
NOTE 8: COMPUTATION OF EARNINGS PER SHARE
The following is a reconciliation of the denominator used in the computation of basic and diluted EPS:

	2008	2007	2006

Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	25,910	25,716	25,359
Effect of dilutive options	169	337	403

	26,079	26,053	25,762

Net income	$21,104	$21,049	$22,184
Earnings per share:
Basic	$0.81	$0.82	$0.87
Diluted	$0.81	$0.81	$0.86

Certain options to purchase our common stock were not included in the computation of diluted earnings per share because to do so would have been antidilutive. The quantity of such options is 38, 38 and 3 for the years ended May 31, 2008, 2007 and 2006, respectively.
NOTE 9: ALLOWANCE FOR DOUBTFUL ACCOUNTS
We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to pay our invoices. We record an allowance for doubtful accounts in amounts equal to the estimated losses expected to be incurred in the collection of the accounts. The estimated losses are based on historical collection experience in conjunction with an evaluation of the current status of the existing accounts. Customer accounts are written off against the allowance for doubtful accounts when an account is determined to be uncollectible. If the financial condition of our customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased. A roll-forward of the allowance is as follows at May 31:

	2008	2007	2006

Beginning of year	$251	$681	$839
Provision (recovery) for doubtful accounts	425	(231)	46
Write-offs	(317)	(199)	(204)

End of year	$359	$251	$681

NOTE 10: RENTALS UNDER NONCANCELLABLE OPERATING LEASES
We rent equipment on a short-term basis and lease equipment for periods greater than 12 months. Such leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term. Our cost of equipment under operating leases at May 31, 2008, with remaining noncancellable lease terms of more than one year, is $9.9 million, before accumulated depreciation of $4.0 million, and the net book value is $5.9 million.

Electro Rent 2008 Annual Report
A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 2008 is as follows:

2009	$5,285
2010	3,250
2011	799
2012	64
2013	28

$9,426

NOTE 11: OTHER PROPERTY
Other property, at cost, consists of the following at May 31:

	2008	2007

Land	$6,985	$6,985
Buildings	14,387	14,387
Furniture and other equipment	7,284	7,183
Leasehold improvements	112	196

	28,768	28,751
Less — accumulated depreciation and amortization	(14,427)	(13,761)

	$14,341	$14,990

NOTE 12: COMMITMENTS AND CONTINGENCIES
We lease certain facilities under various operating leases. Most of the lease agreements provide us with the option of renewing our leases at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, we expect that in the normal course of business facility leases will be renewed or replaced by other leases.
Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

2009	$764
2010	419
2011	236
2012	84
2013 and later	115

$1,618

Rent expense was $1.1 million, $978 and $808 in fiscal 2008, 2007 and 2006, respectively.
We purchase substantial amounts of rental equipment from numerous vendors. As a result, we have occasionally been included as a member of the plaintiff class in class action lawsuits related to product warranties or price adjustments. Settlements of such claims can result in distributions of cash or product coupons that can be redeemed, sold or used to purchase new equipment. We recognize any benefits from such settlements when all contingencies have expired to the extent either cash has been received and/or realization of value from any coupon is assured.
We are subject to legal proceedings and business disputes involving ordinary and routine claims. The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for

Electro Rent 2008 Annual Report
potential litigation settlements. Estimates for losses from litigation are made after consultation with outside counsel. If estimates of potential losses increase or the related facts and circumstances change in the future, we may be required to record either more or less litigation expense. We are not involved in any pending or threatened legal proceedings, other than routine legal proceedings and claims incidental to our business, that we believe could reasonably be expected to have a material adverse effect on our financial condition, results of operations, or cash flows at May 31, 2008.
NOTE 13: STOCK OPTION PLANS AND EQUITY INCENTIVE PLAN
We have an Equity Incentive Plan that authorizes the Board of Directors to grant incentive and non-statutory stock option grants, stock appreciation rights, restricted stock awards and performance unit per share awards covering a maximum of 3,003,926 shares of our common stock, of which 942,500 were available for future grants at May 31, 2008. The Equity Incentive Plan replaced our prior Stock Option Plans (those Stock Option Plans, together with the Equity Incentive Plan, the “Plans”) in October 2005, although incentive stock options and non-statutory stock options previously granted to directors, officers and consultants under the Stock Option Plans remain in effect according to their terms. Pursuant to the Plans, we have granted incentive and non-statutory options to directors, officers and key employees at prices not less than 100% of the fair market value on the day of grant. Options are exercisable at various dates over a five-year or ten-year period from the date of grant. The Plans provide for a variety of vesting dates with the majority of the options vesting at a rate of one-third per year over a period of three years or one-fourth per year over a period of four years from the date of grant. All outstanding options expire at dates ranging from October 2008 to October 2011.
The following table summarizes certain information relative to options for common stock.

			Weighted Average
		Weighted	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Shares	Exercise Price	Term (in years)	Value

Outstanding at June 1, 2005	1,581,411	$8.84
Granted	19,500	12.14
Exercised	(453,073)	8.26
Forfeited/Cancelled	(6,468)	9.28

Outstanding at May 31, 2006	1,141,370	$9.13
Granted	56,000	17.69
Exercised	(490,827)	8.74
Forfeited/Cancelled	(43,334)	12.91

Outstanding at May 31, 2007	663,209	$9.89
Granted	—	—
Exercised	(142,146)	9.20
Forfeited/Cancelled	(8,762)	13.41

Outstanding at May 31, 2008	512,301	$10.02	1.5	$2,238

Vested and expected to vest at May 31, 2008	509,460	$9.97	1.5	$2,238

Exercisable at May 31, 2008	486,472	$9.64	1.4	$2,233

The following summarizes information regarding stock options outstanding at May 31, 2008:

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price

$1.8963 – $9.5099	69,401	1.9446	$7.54	69,401	$7.54
$9.5100	359,396	1.1608	9.51	359,396	9.51
$9.5101 – $17.6900	83,504	2.3761	14.25	57,675	12.95

	512,301	1.4651	$10.02	486,472	$9.64

There were no stock options granted during the year ended May 31, 2008 compared to 56 and 20 stock options granted during the years ended May 31, 2007 and 2006, respectively. The weighted average fair value per option granted was $0, $6.26, and $5.55 for

Electro Rent 2008 Annual Report
the years ended May 31, 2008, 2007 and 2006, respectively. The total fair value of shares vested during fiscal years ended May 31, 2008, 2007 and 2006 was $762, $906 and $2.1 million, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock. The aggregate intrinsic value of options exercised during the years ended May 31, 2008, 2007 and 2006 was $695, $3.4 million, and $2.6 million, respectively. As of May 31, 2008, there was approximately $83 of total unrecognized compensation cost related to unvested share-based arrangements granted under our Stock Option Plans and Equity Incentive Plan. The cost is expected to be recognized over a weighted-average period of 1.21 years. Shares of newly issued common stock will be issued upon exercise of stock options.
We account for stock-based compensation in accordance with SFAS No. 123R, which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. Compensation expense is recognized over the period that an employee provides service in exchange for the award.
We use the Black-Scholes option pricing model to calculate the fair-value of each option grant. Our computation of expected volatility is based on historical volatility. Our computation of expected term is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The expected term represents the period that our stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a term equal to the expected term of the option assumed at the date of grant. Forfeitures are estimated at the date of grant based on historical experience.
The following weighted average assumptions were used for each respective period to value option grants:

	2007	2006

Risk-free interest rate	4.7%	3.9%
Expected life (in years)	3.5	4.6
Expected dividend yield	—	—
Expected volatility	40.2	52.5

NOTE 14: SAVINGS PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN
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
The board of directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $510, $474 and $440 were made for fiscal 2008, 2007 and 2006, respectively.
The ESOP was established in 1975 and was frozen in 1994, at which time all participants became fully vested. Contributions to the ESOP were invested primarily in our common stock. The ESOP held 66,469 shares of our common stock and cash of $340 at May 31, 2008.

Electro Rent 2008 Annual Report
NOTE 15: INCOME FROM SETTLEMENT
In fiscal 2007, we recognized as income from settlement $1.6 million relating to proceeds received from a class action lawsuit on behalf of purchasers of certain software products.
NOTE 16: SEGMENT REPORTING AND RELATED DISCLOSURES
SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information (“SFAS 131”), establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. According to SFAS 131, operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. In order to determine our operating segments, we considered the following guidance in accordance with SFAS 131. An operating segment is a component of an enterprise (i) that engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. In accordance with this guidance, we have identified two operating segments: the rental, lease and sale of T&M and DP equipment.
Although we have separate operating segments for T&M and DP equipment under SFAS 131, these two segments are aggregated into a single reportable segment because they have similar economic characteristics and qualitative factors. The T&M and DP segments have similar long-term average gross margins, and they both rent, lease and sell electronic equipment to large corporations, purchase directly from major manufacturers, configure and calibrate the equipment, and ship directly to customers.
Our equipment pool, based on acquisition cost, comprised $289.1 million of T&M equipment and $44.6 million of DP equipment at May 31, 2008 and $259.8 million of T&M equipment and $42.1 million of DP equipment at May 31, 2007.
Revenues for these operating segments were as follows for the fiscal year ended May 31:

	T&M	DP	Total

2008
Rentals and leases	$85,209	$23,552	$108,761
Sales of equipment and other revenues	32,458	3,317	35,775

	$117,667	$26,869	$144,536

2007
Rentals and leases	$79,413	$23,670	$103,083
Sales of equipment and other revenues	20,424	3,352	23,776

	$99,837	$27,022	$126,859

2006
Rentals and leases	$71,844	$18,704	$90,548
Sales of equipment and other revenues	22,165	3,499	25,664

	$94,009	$22,203	$116,212

No single customer accounted for more than 10% of total revenues during either the year ended May 31, 2008, 2007 or 2006.

Electro Rent 2008 Annual Report
Selected country information is presented below:

Year ended May 31,	2008	2007	2006

Revenues[1]:
U.S.	$123,396	$110,983	$103,783
Other[2]	21,140	15,876	12,429

Total	$144,536	$126,859	$116,212

As of May 31,	2008	2007

Net Long Lived Assets[3]:
U.S.	$165,984	$158,377
Other[2]	25,003	22,849

Total	$190,987	$181,226

[1]	Revenues by country are based on the location of shipping destination, whether the order originates in the U.S. parent or a foreign subsidiary.

[2]	Other consists of other foreign countries that each individually accounts for less that 10% of the total revenues or assets.

[3]	Net long-lived assets include rental and lease equipment, other property, goodwill and intangibles, net of accumulated depreciation and amortization.
NOTE 17: QUARTERLY INFORMATION (UNAUDITED)

			Income
	Total	Gross	Before	Net	Earnings per share
	Revenues	Profit	Taxes	Income	Basic	Diluted

Fiscal Year 2008
First Quarter	$34,609	$18,753	$8,728	$5,314	$0.21	$0.20
Second Quarter	35,363	18,963	9,138	5,736	0.22	0.22
Third Quarter	35,663	17,704	7,783	4,844	0.19	0.19
Fourth Quarter	38,901	19,215	8,338	5,210	0.20	0.20

Annual totals	$144,536	$74,635	$33,987	$21,104	$0.81	$0.81

Fiscal Year 2007
First Quarter	$30,480	$17,982	$7,887	$4,759	$0.19	$0.18
Second Quarter	31,951	17,943	8,265	4,924	0.19	0.19
Third Quarter	30,999	16,178	8,609	5,198	0.20	0.20
Fourth Quarter	33,429	18,908	9,690	6,168	0.24	0.24

Annual totals	$126,859	$71,011	$34,451	$21,049	$0.82	$0.81

Electro Rent 2008 Annual Report
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Electro Rent Corporation
Van Nuys, California
We have audited the accompanying consolidated balance sheets of Electro Rent Corporation and subsidiaries (the “Company”) as of May 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended May 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Electro Rent Corporation and subsidiaries at May 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of May 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 12, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Los Angeles, California
August 12, 2008

Electro Rent 2008 Annual Report
CORPORATE INFORMATION

Board of Directors

Daniel Greenberg Chairman of the Board and Chief Executive Officer

†	Gerald D. Barrone Retired, former President and Chief Operating Officer Coast Federal Bank

†	Nancy Y. Bekavac Retired, former President Scripps College

*†	Karen J. Curtin Venture Partner, Paradigm Capital Ltd.; former Executive Vice President Bank of America

*†	Joseph J. Kearns President Kearns Associates

*†	James S. Pignatelli Chairman, President and Chief Executive Officer Unisource Energy Corporation
Corporate Officers
Daniel Greenberg
Chairman of the Board and
Chief Executive Officer
Steven Markeim
President and
Chief Operating Officer
Craig R. Jones
Vice President
and Chief Financial Officer
Richard E. Bernosky
Vice President
Craig R. Burgi
Vice President
Dennis M. Clark
Vice President

Thomas A. Curtin
Vice President
Ronald J. Deming
Vice President
Meryl D. Evans
Vice President &
Secretary
John Hart
Vice President
Peter M. Shapiro
Vice President
Corporate Offices
6060 Sepulveda Boulevard
Van Nuys, California 91411-2512
Phone (818) 786-2525
Fax (818) 786-4354
Transfer Agent & Registrar
Registrar and Transfer Company
Cranford, New Jersey
NASDAQ Listing
Common Stock —
Trading Symbol: “ELRC”
General Counsel
Manatt, Phelps & Philips, LLP
Los Angeles, California
Independent Auditors
Deloitte & Touche LLP
Los Angeles, California

*	Audit Committee

†	Compensation Committee
Capital Stock and Shareholders
Our common stock is quoted on NASDAQ under the symbol ELRC. There were approximately 366 shareholders of record at June 20, 2008. During the fiscal year ended May 31, 2008, we purchased 11,740 shares of our common stock for an aggregate of $0.2 million, at an average price of $12.96 per share. As of May 31, 2008, 946,000 shares of our common stock remain authorized for repurchase. The following table sets forth, for the period shown, the high and low closing sale prices in the NASDAQ National Market System as reported by NASDAQ.

	Fiscal Year 2008		Fiscal Year 2007
	High	Low	High	Low

First Quarter	$15.70	$12.66	$16.65	$14.10
Second Quarter	15.25	13.11	18.00	14.75
Third Quarter	15.40	12.98	16.75	15.11
Fourth Quarter	15.93	12.70	15.22	12.98