Form 10-K, Exhibit 13
period 2009-05-31
ELECTRO RENT CORP
filed 2009-08-12
CIK 32166

EXHIBIT 13
FINANCIAL Highlights
The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and the accompanying notes and other financial and statistical information included in this annual report.

	Fiscal year ended May 31,
(in thousands, except per share information)	2009	2008	2007	2006	2005

OPERATIONS DATA:
Revenues	$130,481	$144,536	$126,859	$116,212	$108,981

Costs of revenues and depreciation	68,630	69,901	55,848	49,350	45,862
Selling, general and administrative expenses	44,456	43,940	42,000	35,161	31,234
Interest and other, net	(1,507)	(3,292)	(5,440)	(2,705)	(3,234)

Income before income taxes	18,902	33,987	34,451	34,406	35,119
Income tax provision	7,150	12,883	13,402	12,222	10,854

Net income	$11,752	$21,104	$21,049	$22,184	$24,265

Earnings per share:
Basic	$0.47	$0.81	$0.82	$0.87	$0.97
Diluted	$0.47	$0.81	$0.81	$0.86	$0.96
Shares used in per share calculation:
Basic	24,899	25,910	25,716	25,359	24,978
Diluted	24,980	26,079	26,053	25,762	25,369
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets	$271,334	$293,082	$284,819	$260,936	$234,847
Shareholders’ equity	$228,753	$256,108	$243,479	$221,841	$195,017
Shareholders’ equity per common share	$9.55	$9.87	$9.43	$8.68	$7.77
Cash dividends declared per common share	$0.75	$0.35	$0.10	$—	$—

ELECTRO RENT 2009 ANNUAL REPORT     5
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO AND THE OTHER FINANCIAL AND STATISTICAL INFORMATION APPEARING ELSEWHERE IN THIS ANNUAL REPORT.
OVERVIEW >
We are one of the largest global organizations devoted to the rental, lease and sale of electronic equipment, primarily test and measurement (“T&M”) and personal computer-related data products (“DP”) equipment, with operations based in North America, Europe and China. In fiscal 2009, 79% of our rental and lease revenues were derived from T&M equipment. Although this percentage has increased slightly from fiscal 2008, both our T&M and DP rental and lease revenues have declined. Our T&M and DP rental activity and rental rates decreased in fiscal 2009 compared to fiscal 2008, reflecting competitive pressures and the recession in the United States and the international markets that we serve.
In fiscal 2009, rental revenues were 85% of our rental and lease revenue. That percentage has increased over fiscal 2008 due to an increase in T&M rental activity in our European operations, while lease revenues have declined.
A significant part of our T&M equipment portfolio is rented or leased to large companies in the aerospace and defense, telecommunications, semiconductor and electronics industries. We believe that a large part of our T&M equipment is used in research and development activities. We also rent equipment to companies of various sizes representing a cross-section of the economy. Our business is relatively non-seasonal except for the third quarter months of December, January and February, when rental activity declines due to extended holiday closings by a number of customers. In addition, rental billing is reduced during February because it is a short month.
We sell used equipment in the normal course of business based on customer requirements. Our sale of used equipment allows us to maintain our inventory with equipment that meets current technological standards and customer demand. In addition, we are party to distribution agreements with three leading manufacturers to sell basic T&M equipment to current and prospective customers through our distribution channel.
The profitability of our business depends in part on controlling the timing, pricing and mix of purchases and sales of equipment. We seek to acquire new and used equipment at attractive prices for the purpose of deriving a profit from a combination of renting and/or selling such equipment. The sale of equipment, either after acquisition or after it has been rented, can provide a significant portion of our revenues and operating profit. To maximize our overall profit from the rental, leasing, and sales of equipment, we manage our equipment pool on an on-going basis by analyzing our product strategy for each specific equipment class in light of that equipment’s historical and projected life cycle. In doing so, we must compare our estimate of potential profit from rental with the potential profit from the product’s immediate sale and replacement with new or other equipment. In our analysis, we assume depreciation and impairment of equipment based on projected performance and historical levels, although historical trends are not necessarily indicative of future trends. Our overall equipment management is complex, and our product strategy can change during a product’s lifetime based upon numerous factors, including the U.S. and global economy, interest rates and new product launches. Our strategic equipment decisions are generally based on the following fundamentals:
■	OUR ACQUISITION COST;

■	OUR ESTIMATES OF CURRENT AND FUTURE MARKET DEMAND FOR RENTALS;

■	OUR ESTIMATES OF CURRENT AND FUTURE SUPPLY OF PRODUCT;

■	THE BOOK VALUE OF THE PRODUCT AFTER DEPRECIATION AND OTHER IMPAIRMENT;

■	OUR ESTIMATES OF THE EFFECT OF INTEREST RATES ON RENTAL AND LEASING FEES AS WELL AS CAPITAL FINANCING; AND

■	OUR ESTIMATES OF THE POTENTIAL CURRENT AND FUTURE SALE PRICES.

6       ELECTRO RENT 2009 ANNUAL REPORT
If we do not accurately predict market trends, or if demand for the equipment we supply declines, we can be left with inventory that we are unable to rent or sell for a profit. We assess the carrying value of the equipment pool on a quarterly basis or more frequently when factors indicating impairment are present.
Our financial results for fiscal 2009 were impacted by competitive pressure on rental rates and lower utilization rates due in large part to the recession in the U.S. and our major international markets. The recession in the U.S. and global economy, resulting in more stringent credit requirements and reduced access to capital, is adversely affecting our customers and competitors. Consequently, while we continue to work at initiatives to expand revenue, we must also focus on remaining profitable in the current conditions, as well as being prepared for the possibility that the recession may deepen and continue in future periods.
PROFITABILITY AND KEY BUSINESS TRENDS >
Comparing fiscal 2009 to fiscal 2008, our revenues decreased by 9.7% to $130.5 million, our operating profit decreased by 43.3% to $17.4 million and our net income decreased by 44.3% to $11.8 million. Our rental and lease revenues decreased in our T&M and DP segments, due primarily to lower demand for leases, and a decline in rental activity and rental rates due to the global recession and competitive pressures. Revenue also decreased in our foreign operations, with the exception of our European operations, which grew during fiscal 2009.
Some of our key profitability measurements are presented below:

	Fiscal 2009	Fiscal 2008	Fiscal 2007

NET INCOME PER DILUTED COMMON SHARE (EPS)	$0.47	$0.81	$0.81
NET INCOME AS A PERCENTAGE OF AVERAGE ASSETS	4.2%	7.3%	7.7%
NET INCOME AS A PERCENTAGE OF AVERAGE EQUITY	4.9%	8.6%	9.2%

The decrease in our operating profit primarily reflects competitive pressures on rental rates and lower equipment utilization rates. In addition, our selling, general and administrative expenses have increased due to foreign currency losses of $0.6 million for fiscal 2009, compared to a foreign currency gain of $0.4 million for fiscal 2008, as a result of a strengthening of the U.S. dollar against key currencies.
The amount of our equipment on rent, based on acquisition cost, decreased 6.5% to $147.3 million at May 31, 2009 from $157.5 million at May 31, 2008. Acquisition cost of equipment on lease decreased 20.7% to $27.9 million at May 31, 2009 from $35.3 million at May 31, 2008. Average rental and lease rates for our T&M and DP segments declined by 11.5% and 3.6%, respectively, from May 31, 2008 to May 31, 2009. Utilization for our T&M equipment pool, based on acquisition cost of equipment on rent and lease compared to the total pool, was 55.8% at May 31, 2009, compared to 61.7% at May 31, 2008. Over the same period, utilization of our DP equipment pool decreased to 42.5% from 55.4%.
RESULTS OF OPERATIONS >
Fiscal 2009 Compared with Fiscal 2008
Total Revenues: Total revenues for fiscal 2009 decreased $14.0 million, or 9.7%, to $130.5 million, compared to $144.5 million for fiscal 2008. The decrease in total revenues was due to a 9.5% decrease in rental and lease revenues and a 10.3% decrease in sales of equipment and other revenues.
Rental and lease revenues in fiscal 2009 were $98.4 million, compared to $108.8 million in fiscal 2008. This reflected a decline in our T&M and DP lease revenues, primarily due to lower demand, and a decrease in T&M and DP rental revenues, reflecting decreased rental activity and rental rates due to competitive pressures and the global recession.
Sales of equipment and other revenues decreased to $32.1 million in fiscal 2009 from $35.8 million in fiscal 2008. Our used equipment sales have declined, reflecting lower customer demand. However, this decline has been partly offset by an increase in distribution sales and increased finance lease activity. This increase is due to the

ELECTRO RENT 2009 ANNUAL REPORT     7
continued development, both in terms of personnel and marketing, of our distribution channel and our vendor leasing program that provides customers with flexible financing alternatives.
Depreciation of Rental and Lease Equipment: Depreciation of rental and lease equipment increased in fiscal 2009 to $46.1 million, or 46.8% of rental and lease revenues, from $45.0 million, or 41.4% of rental and lease revenues, in fiscal 2008. The increased depreciation expense in fiscal 2009 was due to a higher average rental and lease equipment pool, while the increased depreciation ratio, as a percentage of rental and lease revenues, was due primarily to a decline in our rental and lease revenues, reflecting lower rental rates and lower demand for leases, as well as lower utilization rates.
Costs of Revenues Other Than Depreciation: Costs of revenues other than depreciation decreased 9.4% to $22.6 million in fiscal 2009 from $24.9 million in fiscal 2008. Costs of revenues other than depreciation primarily includes the cost of equipment sales, which increased as a percentage of equipment sales to 67.3% in fiscal 2009 from 65.2% in fiscal 2008. This increase reflected a decline in our higher-margin used equipment sales due to lower customer demand, reflecting competitive pressures and the global recession, and increased finance leases and distribution sales, which carry a lower margin. Our cost of revenues other than depreciation decreased primarily due to a decline in our used equipment sales. Based on our current equipment management strategy, we anticipate that future gross margin on sales will trend downward as lower-margin finance leases and distribution sales continue to represent an increased portion of our equipment sales, although the gross margin percentage will fluctuate on a quarterly basis, depending primarily on customer requirements and funding and growth in our distribution channel and finance leases.
Selling, General and Administrative Expenses: Selling, general and administrative expenses increased 1.2% to $44.5 million in fiscal 2009, compared to $43.9 million in fiscal 2008. Selling, general and administrative expenses as a percentage of total revenues increased to 34.1% in fiscal 2009 from 30.4% in fiscal 2008, due in part to a decline in revenue. Our selling, general and administrative expenses increased due to a foreign currency loss of $0.6 million for fiscal 2009, compared to a foreign currency gain of $0.4 million for fiscal 2008, as a result of a strengthening of the U.S. dollar against key currencies. Excluding foreign currency effects, our selling, general and administrative expenses have decreased due to a decline in personnel and benefit related costs.
Operating Profit: As a result of the decrease in revenues and increase in selling, general and administrative expenses, operating profit decreased 43.3% to $17.4 million, or 13.3% of total revenues, in fiscal 2009, compared to an operating profit of $30.7 million, or 21.2% of total revenues, in fiscal 2008.
Interest Income, Net: Interest income, net, was $1.5 million in fiscal 2009, compared to $3.3 million in fiscal 2008. The decrease reflected decreases in prevailing interest rates and a lower cash balance. Interest income, net, for fiscal 2009 included $1.6 million of unrealized gains on our put option. In addition, interest income, net, for fiscal 2009 included $1.6 million of unrealized losses on our investments, trading. There were no such amounts for fiscal 2008.
Income Tax Provision: Our effective tax rate decreased slightly to 37.8% for fiscal 2009, compared to 37.9% for fiscal 2008. Although fiscal 2009 included a release of reserves as a result of changes in estimated tax exposures, this was partially offset by a valuation allowance relating to certain deferred tax assets of our foreign operations.
Fiscal 2008 Compared with Fiscal 2007
Total Revenues: Total revenues for fiscal 2008 rose $17.6 million, or 13.9%, to $144.5 million, compared to $126.9 million for fiscal 2007. The increase in total revenues was due to an overall 5.5% increase in T&M and DP rental and lease revenues, and a 50.5% increase in sales of equipment and other revenues.
Rental and lease revenues in fiscal 2008 were $108.8 million, compared to $103.1 million in fiscal 2007. This increase was the result of growth in our foreign operations and higher demand for T&M equipment in our major markets, including aerospace and defense, telecommunications and electronics. The effect of higher demand for T&M equipment was partially offset by lower rental rates we charged in fiscal 2008 related to increased competition.

8       ELECTRO RENT 2009 ANNUAL REPORT
Sales of equipment and other revenues increased to $35.8 million in fiscal 2008 from $23.8 million in fiscal 2007. This increase is due in part to growth in our distribution sales and a large buyout by a customer of used equipment in the fourth quarter of fiscal 2008. The increase in distribution sales is due to the development, both in terms of personnel and marketing, of our distribution channel.
Depreciation of Rental and Lease Equipment: Depreciation of rental and lease equipment in fiscal 2008 increased to $45.0 million, or 41.4% of rental and lease revenues, from $42.2 million, or 40.9% of rental and lease revenues, in fiscal 2007. Fiscal 2007 included an equipment impairment charge of $0.4 million. The increased depreciation expense in fiscal 2008 was due to a higher average rental and lease equipment pool, while the increased depreciation ratio for fiscal 2008 was due primarily to lower rental rates and utilization.
Costs of Revenues Other Than Depreciation: Costs of revenues other than depreciation in fiscal 2008 increased 82.2% to $24.9 million from $13.7 million in fiscal 2007. Costs of revenues other than depreciation primarily includes the cost of equipment sales, which increased as a percentage of equipment sales to 65.2% in fiscal 2008 from 52.7% in fiscal 2007, reflecting increased distribution sales, which carry a lower margin, as well as a lower margin in the large buyout. As noted above, our costs of revenues other than depreciation increased primarily due to an increase in our distribution sales and the large buyout.
Selling, General and Administrative Expenses: Selling, general and administrative expenses increased 4.6% to $43.9 million in fiscal 2008, compared to $42.0 million in fiscal 2007. Selling, general and administrative expenses as a percentage of total revenues decreased to 30.4% in fiscal 2008 from 33.1% in fiscal 2007. Our selling, general and administrative expenses increased due to higher personnel and benefit costs to support our additional revenues. Selling, general and administrative expenses included $0.2 million of stock compensation expense for fiscal 2008, compared to $0.9 million for fiscal 2007.
Operating Profit: As a result of the increase in revenues, partly offset by the related increase in operating expenses discussed above, operating profit increased 5.8% to $30.7 million, or 21.2% of total revenues, in fiscal 2008, compared to an operating profit of $29.0 million, or 22.9% of total revenues, in fiscal 2007.
Interest Income, Net: Interest income, net, was $3.3 million in fiscal 2008, compared to $3.9 million in fiscal 2007. This decrease primarily reflected decreases in prevailing money-market interest rates and a lower cash balance.
Income from Settlements: In the third quarter of fiscal 2007, when all contingencies expired, we recognized $1.6 million in other income relating to proceeds received from a class action lawsuit. There was no comparable income in fiscal 2008.
Income Tax Provision: Our effective tax rate was 37.9% for fiscal 2008, compared to 38.9% for fiscal 2007. The decrease was due primarily to the utilization of tax loss carryforwards for our European subsidiary, and lower tax rates on earnings from our foreign subsidiaries.
LIQUIDITY AND CAPITAL RESOURCES >
Capital Expenditures. During the last three fiscal years, our primary capital requirements have been purchases of rental and lease equipment. We generally purchase equipment throughout each year to replace equipment that has been sold and to maintain adequate levels of rental equipment to meet existing and expected customer demands. To meet T&M rental demand, support areas of potential growth for both T&M and DP equipment and to keep our equipment pool technologically up-to-date, we made payments for purchases of $52.0 million of rental and lease equipment during fiscal 2009, $81.0 million in fiscal 2008, and $74.9 million in fiscal 2007. In response to reduced customer demand in the current economic conditions, fiscal 2009 purchases were 35.8% lower than fiscal 2008.
Share Repurchases and Dividends. We periodically repurchase shares of our common stock under an authorization from our board of directors. Shares we repurchase are retired and returned to the status of authorized but unissued stock. During fiscal 2009, 2008 and 2007, we repurchased 2,138,057, 11,740 and 224,600 shares of our common stock, respectively, for $22.8 million, $0.2 million and $3.0 million, respectively, at an average price per share of

ELECTRO RENT 2009 ANNUAL REPORT     9
$10.67, $12.96 and $13.19, respectively. We may make repurchases of our common stock in the future through open market transactions or otherwise, but we have no commitments to do so.
In April 2007, our board of directors authorized a regular quarterly cash dividend of $0.10 per common share, or $0.40 per annum. We commenced payment of our quarterly cash dividend in July 2007. In January 2008, our board of directors approved an increase of the quarterly dividend to $0.15 per common share, or $0.60 per annum. For fiscal 2009 and 2008, we paid aggregate dividends of $15.0 million and $11.7 million, respectively. There was no dividend paid in fiscal 2007. We expect to continue paying a quarterly dividend in future quarters, although the amount and timing of dividends, if any, will be made at the discretion of our board of directors in each quarter, subject to compliance with applicable law.
Dividend and Repurchase Summary

		Fiscal Year Ended May 31,
	Three Year
(in thousands, except per share information)	Totals	2009	2008	2007

CASH DIVIDENDS PAID	$26,689	$15,030	$11,659	$—
SHARES REPURCHASED	2,375	2,138	12	225
AVERAGE PRICE PER SHARE REPURCHASED	$10.92	$10.67	$12.96	$13.19
AGGREGATE REPURCHASE PRICE	$25,927	$22,813	$152	$2,962
TOTAL CASH RETURNED TO SHAREHOLDERS	$52,616	$37,843	$11,811	$2,962

Cash and Cash Equivalents and Investments. Despite the $52.6 million in cash we have returned to our shareholders, the total of our cash and cash equivalents and investments has remained relatively stable over our past three fiscal years. We expect that the level of our cash and cash equivalents and investments may decrease as we pay dividends in future quarters, or decide to buy back additional shares of our common stock, increase equipment purchases in response to demand, finance another acquisition, or pursue other opportunities. We have invested our cash balance in money market funds, corporate and government bond funds, and auction rate securities (“ARS”).
At May 31, 2009, we held $21.6 million, at cost, of ARS, which we classify as investments, trading. The fair value of our ARS at May 31, 2009 was $20.0 million. Our ARS are long-term debt instruments backed by student loans, a substantial portion of which are guaranteed by the United States government. Although our ARS became illiquid beginning in February 2008, we continue to earn and receive interest on our ARS at a predetermined formula with spreads tied to particular interest rate indexes. We value the ARS from quotes received from our broker, UBS AG (“UBS”), which are derived from UBS’s internally developed model. In determining a discount factor for each ARS, the model weights various factors, including assessments of credit quality, duration, insurance wraps, portfolio composition, discount rates, overall capital market liquidity and comparable securities, if any.
We have entered into an arrangement with UBS under which we can require UBS to purchase our ARS at par value, which is defined as the price equal to the liquidation preference of the ARS plus accrued but unpaid dividends or interest, at any time between June 30, 2010 and July 2, 2012. Conversely, UBS has the right, in its discretion, to purchase or sell our ARS at any time until July 2, 2012, so long as we receive a payment at par value upon any sale or disposition. We expect to sell our ARS under our agreement with UBS. In addition, UBS Bank USA has established a credit line for us in an amount up to 75% of the market value of the ARS that we pledge as collateral, with interest equal to the interest income that we receive on our ARS investments. We have not drawn any amounts under this line and have no current plans to do so.
Given the approximately $50.4 million of cash and cash equivalents and investments available-for-sale that we held as of May 31, 2009 (primarily U.S. Treasury money market funds and corporate and government bond funds), and our lack of bank debt as of that date, we expect to be able to continue to finance our operations even if our ARS were to be illiquid for an extended period of time.
Cash Flows and Credit Facilities. The acquisition cost of our rental and lease equipment portfolio at May 31, 2009 totaled $337.6 million, an increase of $3.9 million from the prior fiscal year end. During the past two fiscal years,

10       ELECTRO RENT 2009 ANNUAL REPORT
we made payments for equipment purchases totaling $132.9 million, and recorded an aggregate increase in the acquisition cost of our equipment portfolio, net of the liquidation of used equipment, of $35.6 million. We have three principal sources of liquidity: cash flows provided by our operating activities, proceeds from the sale of equipment from our portfolio, and external funds that historically have been provided by bank borrowings.
During fiscal 2009 and 2008, net cash provided by operating activities was $59.0 million and $54.2 million, respectively. The increase in operating cash flow from fiscal 2009 was due primarily to: a $6.2 million decrease in accounts receivable for fiscal 2009, compared to an increase of $6.0 million for fiscal 2008; an increase in deferred tax liability of $4.6 million for fiscal 2009, compared to an increase of $0.5 million for fiscal 2008; and a remeasurement loss of $0.4 million for fiscal 2009 compared to a gain of $0.4 million for fiscal 2008. This increase was offset by a decline in net income for fiscal 2009 to $11.8 million compared to $21.1 million in fiscal 2008.
During fiscal 2009 and 2008, net cash used in investing activities was $50.8 million and $50.3 million, respectively. Fiscal 2009 includes a decrease in payments for the purchase of rental and lease equipment to $52.0 million, compared to $81.0 million for fiscal 2008. This decrease was offset by an increase in purchases of investments to $27.9 million for fiscal 2009 compared to $3.5 million for fiscal 2008.
Net cash flows used in financing activities was $36.5 million and $10.3 million in fiscal 2009 and 2008, respectively. Fiscal 2009 includes an increase in dividend payments to shareholders to $15.0 million for fiscal 2009, compared to $11.7 for fiscal 2008, and an increase in payments for repurchase of common stock to $22.8 million for fiscal 2009, compared to $0.2 million for fiscal 2008. In addition, proceeds from the issuance of common stock declined to $1.3 million for fiscal 2009, compared to $1.4 million for fiscal 2008.
As the following table illustrates, aggregate cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund our operations during the last two fiscal years.

	Two Years Ended
(in thousands)	May 31, 2009	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES[1]	$113,155	$58,977	$54,178
PROCEEDS FROM SALE OF EQUIPMENT	58,479	27,342	31,137

TOTAL	171,634	86,319	85,315
PAYMENTS FOR EQUIPMENT PURCHASES	(132,931)	(51,956)	(80,975)
NET INCREASE IN EQUIPMENT PORTFOLIO AT ACQUISITION COST	35,600	3,915	31,685

[1]	For the components of cash flows from operating activities see the consolidated statements of cash flows.
As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 129% of the funds required for equipment purchased during the past two fiscal years.
We have a $10.0 million revolving line of credit with an institutional lender, subject to certain restrictions, to meet equipment acquisition needs as well as working capital and general corporate requirements. We had no bank borrowings outstanding or off balance sheet financing arrangements during the last two fiscal years.
We believe that cash and cash equivalents, investments available-for-sale, cash flows from operating activities, proceeds from the sale of equipment and our borrowing capacity will be sufficient to fund our operations for at least the next twelve months.
Inflation. Inflation generally has favorably influenced our results of operations by enhancing the sale prices of our used equipment. However, lower inflation rates and the continued availability of newer, less expensive equipment with similar or better specifications over a period of several years could result in lower relative sale prices for used electronic equipment. If this should occur, our margins and earnings will be reduced. Prices of new and used electronic test equipment have not consistently followed the overall inflation rate, while prices of new and used personal computers and servers have consistently declined. Because we are unable to predict the advances in technology and the rate of inflation for the next several years, it is not possible to estimate the impact of these factors on our margins and earnings.

ELECTRO RENT 2009 ANNUAL REPORT     11
CONTRACTUAL OBLIGATIONS >
We lease certain facilities under various operating leases. Most of the lease agreements provide us with the option of renewing the lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, we expect that facility leases will be renewed or replaced by other leases in the normal course of business.
The table below presents the amount of payments due under our contractual obligations. The table reflects expected payments due as of May 31, 2009 and does not reflect changes that could arise after that time.

		Payments due by period
		Less than			More than
Contractual Obligations (in thousands)	Total	1 year	1-3 years	3-5 years	5 years

FACILITY LEASE PAYMENTS, NOT INCLUDING PROPERTY TAXES AND INSURANCE	$1,631	$721	$795	$92	$23

TOTAL	$1,631	$721	$795	$92	$23

The exact timing of reversal or settlement of our FIN 48 liabilities of $5.8 million could not be reasonably estimated at the end of the current fiscal year.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES >
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we review these estimates, including those related to asset lives and depreciation methods, impairment of long-lived assets (including rental and lease equipment), investments, allowance for doubtful accounts and income taxes. These estimates are based on our historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:
Asset Lives and Depreciation Methods: Our primary business involves the purchase and subsequent rental and lease of long-lived electronic equipment. We have chosen asset lives that we believe correspond to the economic lives of the related assets. We have chosen depreciation methods that we believe generally match our benefit from the assets with the associated costs. These judgments have been made based on our expertise in each equipment type that we carry. If the asset life and depreciation method chosen do not reduce the book value of the asset to at least our potential future cash flows from the asset, we would be required to record an impairment loss. Depreciation methods and useful lives are periodically reviewed and revised as deemed appropriate.
Investments in Debt Securities: Our investment portfolio may at any time contain direct obligations of the United States government, securities issued by agencies of the United States government, money market or cash management funds, corporate and government bond funds, and auction rate securities (“ARS”). Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”) establishes three levels of inputs that may be used to measure fair value (see Note 3 to our consolidated financial statements). Each level of input has different levels of subjectivity and difficulty in determining fair value.
Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities. Determining fair value for Level 1 investments generally does not require significant management judgment.
Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or through corroboration with observable market data.

12     ELECTRO RENT 2009 ANNUAL REPORT
Level 3 — Unobservable inputs, for which there is little or no market data for the assets or liabilities, such as internally-developed valuation models. The determination of fair value for Level 3 investments requires the most management judgment and subjectivity.
All of the securities classified as Level 3 investments are ARS. At May 31, 2009, we held $21,600, at cost, of ARS. During fiscal 2009, we sold $2,000 of our ARS at par value. Our ARS are long-term debt instruments backed by student loans, a substantial portion of which are guaranteed by the United States government. Although our ARS became illiquid beginning in February 2008, we continue to earn and receive interest on our ARS at a pre-determined formula with spreads tied to particular interest rate indexes. We value the ARS from quotes received from our broker, UBS, which are derived from UBS’s internally developed model. In determining a discount factor for each ARS, the model weights various factors, including assessments of credit quality, duration, insurance wraps, portfolio composition, discount rates, overall capital market liquidity and comparable securities, if any.
We have entered into an arrangement (the “Rights”) with UBS under which we can require UBS to purchase our ARS at par value, which is defined as the price equal to the liquidation preference of the ARS plus accrued but unpaid dividends or interest, at any time between June 30, 2010 and July 2, 2012. Conversely, UBS has the right, in its discretion, to purchase or sell our ARS at any time until July 2, 2012, so long as we receive a payment at par value upon any sale or disposition. We expect to sell our ARS under the Rights. In addition, UBS Bank USA has established a credit line for us in an amount up to 75% of the market value of the ARS that we pledge as collateral, with interest equal to the interest income that we receive on our ARS investments. We have not drawn any amounts under this line and have no current plans to do so. UBS’s obligations under the Rights are not secured by its assets and do not require UBS to obtain any financing to support its performance obligations under the Rights. UBS has disclaimed any assurance that it will have sufficient financial resources to satisfy its obligations under the Rights.
Impairment of Long-Lived Assets: On a quarterly basis, we review the carrying value of our rental and lease equipment to determine if the carrying value of the assets may not be recoverable due to current and forecasted economic conditions. This requires us to make estimates related to future cash flows from the assets and to determine whether any deterioration is other than temporary. If these estimates or the related assumptions change in the future, we may be required to record additional impairment charges. In the third quarter of fiscal 2007, we recorded a non-cash impairment charge of $0.4 million, resulting from low projected demand for certain rental products, including general purpose and communications test equipment. No similar impairment charge was recorded in fiscal 2009 or 2008.
Allowance for Doubtful Accounts: We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to pay our invoices. The estimated losses are based on historical collection experience in conjunction with an evaluation of the current status of the existing accounts. If the financial condition of our customers were to deteriorate, then additional allowances could be required that would reduce income. Conversely, if the financial condition of our customers were to improve or if legal remedies to collect past due amounts were more successful than expected, then the allowance for doubtful accounts might need to be reduced and income would be increased.
Income Taxes: As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. Significant judgment is required in determining the provision for income taxes and deferred tax assets and liabilities. This process involves us estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered. To the extent management believes that recovery is not likely, we establish a valuation allowance. We determined that a valuation allowance was required in fiscal 2009 and 2007 of $0.3 million and $0.2 million, respectively, for our deferred tax asset related to certain foreign net operating loss carry forwards and other related timing differences. There was no valuation allowance required for fiscal 2008.

ELECTRO RENT 2009 ANNUAL REPORT     13
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
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS >
This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “would,” “may” or other similar expressions in this Report. We claim the protection of the safe harbor contained in the Private Securities Litigation Reform Act of 1995. We caution investors that any forward-looking statements presented in this Report, or those that we may make orally or in writing from time to time, are based on the beliefs of, assumptions made by, and information currently available to us. Such statements are based on assumptions and the actual outcome will be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control or ability to predict. Although we believe that our assumptions are reasonable, they are not guarantees of future performance, and some will inevitably prove to be incorrect. As a result, our actual future results can be expected to differ from our expectations, and those differences may be material. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on known results and trends at the time they are made, to anticipate future results or trends.
Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include the following: common stock price fluctuations, fluctuations in operating results (including as a result of changing economic conditions), risks associated with investments, risks associated with technology changes, risks associated with customer solvency, competition, risks associated with international operations, risks associated with our manufacturers and suppliers, dependence on key personnel, control by management and others, risks associated with possible acquisitions and new business ventures, risks associated with fluctuating interest rates and anti-takeover provisions. For further discussion of these and other factors, see the sections contained in this annual report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; Item 1A “Risk Factors” and Item 7A “Quantitative and Qualitative Disclosure About Interest Rates and Currency Rates,” in our 2009 Annual Report on Form 10-K; and our other filings with the Securities and Exchange Commission.
This annual report and all subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this annual report.

14     ELECTRO RENT 2009 ANNUAL REPORT
CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended May 31,
(in thousands, except per share information)	2009	2008	2007

REVENUES:
RENTALS AND LEASES	$98,395	$108,761	$103,083
SALES OF EQUIPMENT AND OTHER REVENUES	32,086	35,775	23,776

TOTAL REVENUES	130,481	144,536	126,859

OPERATING EXPENSES:
DEPRECIATION OF RENTAL AND LEASE EQUIPMENT	46,056	44,987	42,174
COSTS OF REVENUES OTHER THAN DEPRECIATION OF RENTAL AND LEASE EQUIPMENT	22,574	24,914	13,674
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	44,456	43,940	42,000

TOTAL OPERATING EXPENSES	113,086	113,841	97,848

OPERATING PROFIT	17,395	30,695	29,011
INTEREST INCOME, NET	1,507	3,292	3,869
INCOME FROM SETTLEMENT	—	—	1,571

INCOME BEFORE INCOME TAXES	18,902	33,987	34,451
INCOME TAX PROVISION	7,150	12,883	13,402

NET INCOME	$11,752	$21,104	$21,049

EARNINGS PER SHARE:
BASIC	$0.47	$0.81	$0.82
DILUTED	$0.47	$0.81	$0.81
SHARES USED IN PER SHARE CALCULATION:
BASIC	24,899	25,910	25,716
DILUTED	24,980	26,079	26,053

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2009 ANNUAL REPORT     15
CONSOLIDATED BALANCE SHEETS

As of May 31,
(in thousands, except share information)	2009	2008

ASSETS
CASH AND CASH EQUIVALENTS	$22,215	$50,964
INVESTMENTS AVAILABLE-FOR-SALE, AT FAIR VALUE (COST OF $27,896 AND $23,600)	28,188	22,601
INVESTMENTS, TRADING, AT FAIR VALUE (COST OF $21,600)	19,977	—
PUT OPTION	1,623	—
ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS OF $317 AND $359	16,271	23,128
RENTAL AND LEASE EQUIPMENT, NET OF ACCUMULATED DEPRECIATION OF $179,318 AND $161,187	158,252	172,468
OTHER PROPERTY, NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION OF $15,207 AND $14,427	13,781	14,341
GOODWILL	3,109	3,109
INTANGIBLES, NET OF AMORTIZATION OF $1,741 AND $1,406	734	1,069
OTHER	7,184	5,402

	$271,334	$293,082

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
ACCOUNTS PAYABLE	$3,291	$4,562
ACCRUED EXPENSES	15,023	12,565
DEFERRED REVENUE	4,281	4,943
DEFERRED TAX LIABILITY	19,986	14,904

TOTAL LIABILITIES	42,581	36,974

COMMITMENTS AND CONTINGENCIES (NOTE 13)
SHAREHOLDERS’ EQUITY:
PREFERRED STOCK, $1 PAR — SHARES AUTHORIZED 1,000,000; NONE ISSUED
COMMON STOCK, NO PAR — SHARES AUTHORIZED 40,000,000; ISSUED AND OUTSTANDING 2009 — 23,953,540; 2008 — 25,945,283	32,596	33,938
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX	176	(619)
RETAINED EARNINGS	195,981	222,789

TOTAL SHAREHOLDERS’ EQUITY	228,753	256,108

	$271,334	$293,082

The accompanying notes are an integral part of these consolidated financial statements.

16      ELECTRO RENT 2009 ANNUAL REPORT
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Accumulated
	Common Stock		Other		Total
Three years ended May 31, 2009	Number		Comprehensive	Retained	Shareholders’
(in thousands)	of Shares	Amount	Income/(Loss)	Earnings	Equity

BALANCE, JUNE 1, 2006	25,547	$26,351	$—	$195,490	$221,841
EXERCISE OF STOCK OPTIONS	491	4,339	—	—	4,339
TAX BENEFIT FOR STOCK OPTIONS EXERCISED	—	942	—	—	942
NON-CASH STOCK COMPENSATION	—	850	—	—	850
REPURCHASE OF COMMON STOCK	(225)	(270)	—	(2,692)	(2,962)
DIVIDENDS DECLARED	—	—	—	(2,580)	(2,580)
NET INCOME FOR THE YEAR ENDED MAY 31, 2007	—	—	—	21,049	21,049

BALANCE, MAY 31, 2007	25,813	32,212	—	211,267	243,479
EXERCISE OF STOCK OPTIONS AND ISSUANCE OF RESTRICTED SHARES	144	1,366	—	—	1,366
TAX BENEFIT FOR STOCK OPTIONS EXERCISED	—	175	—	—	175
NON-CASH STOCK COMPENSATION	—	200	—	—	200
REPURCHASE OF COMMON STOCK	(12)	(15)	—	(137)	(152)
DIVIDENDS DECLARED	—	—	—	(9,079)	(9,079)
CUMULATIVE EFFECT OF ADOPTION OF FIN 48	—	—	—	(366)	(366)
COMPREHENSIVE INCOME:
UNREALIZED LOSSES ON INVESTMENTS AVAILABLE-FOR-SALE, NET OF $380 OF TAX BENEFIT	—	—	(619)	—	(619)
NET INCOME FOR THE YEAR ENDED MAY 31, 2008	—	—	—	21,104	21,104

TOTAL COMPREHENSIVE INCOME					20,485

BALANCE, MAY 31, 2008	25,945	33,938	(619)	222,789	256,108
EXERCISE OF STOCK OPTIONS AND ISSUANCE OF RESTRICTED SHARES	147	1,327	—	—	1,327
TAX BENEFIT FOR STOCK OPTIONS EXERCISED	—	49	—	—	49
NON-CASH STOCK COMPENSATION EXPENSE	—	158	—	—	158
REPURCHASE OF COMMON STOCK	(2,138)	(2,876)	—	(19,937)	(22,813)
DIVIDENDS DECLARED	—	—	—	(18,623)	(18,623)
COMPREHENSIVE INCOME:					—
REALIZED LOSS ON TRANSFER OF INVESTMENTS AVAILABLE-FOR-SALE TO INVESTMENTS, TRADING	—	—	619	—	619
UNREALIZED GAINS ON INVESTMENTS AVAILABLE-FOR-SALE, NET OF $116 OF TAX EXPENSE	—	—	176	—	176
NET INCOME FOR THE YEAR ENDED MAY 31, 2009	—	—	—	11,752	11,752

TOTAL COMPREHENSIVE INCOME					12,547

BALANCE, MAY 31, 2009	23,954	$32,596	$176	$195,981	$228,753

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2009 ANNUAL REPORT     17
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended May 31,
(in thousands)	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME	$11,752	$21,104	$21,049
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
DEPRECIATION AND AMORTIZATION	47,226	46,535	43,381
PUT OPTION GAIN	(1,623)	—	—
UNREALIZED HOLDING LOSSES FOR TRADING SECURITIES	1,623	—	—
REMEASUREMENT LOSS (GAIN)	445	(440)	(150)
GAIN ON SALE OF RENTAL AND LEASE EQUIPMENT	(8,952)	(10,830)	(8,891)
IMPAIRMENT LOSS ON RENTAL EQUIPMENT	—	—	440
DEFERRED TAX LIABILITY	4,588	530	591
STOCK COMPENSATION EXPENSE	158	200	850
PROVISION (RECAPTURE) FOR LOSSES ON ACCOUNTS RECEIVABLE	481	425	(231)
EXCESS TAX BENEFIT FOR STOCK OPTIONS EXERCISED	(49)	(175)	(942)
CHANGES IN OPERATING ASSETS AND LIABILITIES:
ACCOUNTS RECEIVABLE	6,170	(5,995)	(1,586)
OTHER ASSETS	(1,779)	312	(1,371)
ACCOUNTS PAYABLE	508	(539)	(709)
ACCRUED EXPENSES	(945)	3,186	764
DEFERRED REVENUE	(626)	(135)	485

NET CASH PROVIDED BY OPERATING ACTIVITIES	58,977	54,178	53,680

CASH FLOWS FROM INVESTING ACTIVITIES:
PROCEEDS FROM SALE OF RENTAL AND LEASE EQUIPMENT	27,342	31,137	18,786
CASH PAID FOR ACQUISITION, NET OF CASH ACQUIRED	—	—	(257)
PAYMENTS FOR PURCHASE OF RENTAL AND LEASE EQUIPMENT	(51,956)	(80,975)	(74,894)
PAYMENTS FOR PURCHASE OF INVESTMENTS	(27,896)	(3,500)	(800)
REDEMPTIONS OF INVESTMENTS	2,000	3,450	—
PAYMENTS FOR PURCHASE OF OTHER PROPERTY	(275)	(398)	(498)

NET CASH USED IN INVESTING ACTIVITIES	(50,785)	(50,286)	(57,663)

CASH FLOWS FROM FINANCING ACTIVITIES:
EXCESS TAX BENEFIT FOR STOCK OPTIONS EXERCISED	49	175	942
PROCEEDS FROM ISSUANCE OF COMMON STOCK	1,327	1,366	4,339
PAYMENTS FOR REPURCHASE OF COMMON STOCK	(22,813)	(152)	(2,962)
PAYMENT OF DIVIDENDS	(15,030)	(11,659)	—

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(36,467)	(10,270)	2,319

NET DECREASE IN CASH AND CASH EQUIVALENTS	(28,275)	(6,378)	(1,664)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(474)	170	88
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	50,964	57,172	58,748

CASH AND CASH EQUIVALENTS AT END OF YEAR	$22,215	$50,964	$57,172

The accompanying notes are an integral part of these consolidated financial statements.

18     ELECTRO RENT 2009 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009, 2008 AND 2007
(U.S. dollar amounts in thousands, except share and per share amounts)
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiaries (collectively “we”, “us”, or “our” hereafter). All intercompany balances and transactions have been eliminated in consolidation.
Business and Organization: We primarily engage in the short-term rental and the lease of state-of-the-art electronic equipment. We maintain an equipment portfolio composed primarily of test and measurement instruments (“T&M”) and personal computers and related data products (“DP”) purchased from leading manufacturers. Another aspect of our business is the sale of equipment after its utilization for rental or lease and the distribution of a range of basic T&M equipment. We conduct our business activities in the United States, and our wholly owned subsidiaries, Genstar Rental Electronics, Inc., Electro Rent Europe, NV, and Electro Rent (Tianjin) Rental Co., Ltd. conduct all of these business activities in Canada, Europe and China, respectively. Our wholly owned subsidiary, Electro Rent Asia, Inc., is the U.S. parent company of Electro Rent (Tianjin) Rental Co., Ltd. and our wholly owned subsidiary, ER International, Inc., is the U.S. parent company of Electro Rent Europe, NV.
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
Revenue Recognition: Rental and lease revenues are recognized in the month they are due on the accrual basis of accounting. Rentals and leases are primarily billed to customers in advance, and unearned billings are recorded as deferred revenue. Other revenues consist of billings to customers for equipment sales, delivery, or repairs. Those revenues are recognized in the period in which the respective equipment is shipped and risk of loss is passed to the customer or the period in which the services are performed. In the case of equipment that is sold to customers that is already on rent or lease to the same party, revenue is recognized at the agreed-upon date when the rent or lease term ends. Negotiated lease early-termination charges are recognized upon receipt. Interest income on cash equivalents and investments is recognized in the period earned.
Rental and Lease Equipment and Other Property: Assets are generally stated at cost, less accumulated depreciation. Upon retirement or disposal of assets, the cost and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized. Depreciation of rental and lease equipment and other property is computed using straight-line and accelerated methods over the estimated useful lives of the respective equipment. Generally, new rental and lease equipment is depreciated over three to ten years, and used equipment over two to nine years, depending on the type of equipment. Depreciation methods and useful lives are periodically reviewed and revised, as deemed appropriate. Normal maintenance and repairs are expensed as incurred. Rental and lease equipment at net book value comprised $150,807 of T&M equipment and $7,445 of DP equipment at May 31, 2009 and $161,715 of T&M equipment and $10,753 of DP equipment at May 31, 2008.

ELECTRO RENT 2009 ANNUAL REPORT      19
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
We recognize interest, penalties and foreign currency gains and losses with respect to uncertain tax positions as components of our income tax provision. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.
Impairment of Assets: The carrying value of equipment held for rental and lease is assessed quarterly or when factors indicating impairment are present. We recognize impairment losses on equipment held for rental and lease when the expected future undiscounted cash flows are less than the asset’s carrying value, in which case the asset is written down to its estimated fair value. In the third quarter of fiscal 2007 we recorded a non-cash impairment charge of $440 resulting from low projected demand for certain rental products, including general purpose and communications equipment. There were no other such impairment charges during fiscal 2009 and 2008.
Goodwill and Other Intangible Assets: We have goodwill, which represents the excess of purchase price over the fair value of net assets acquired, as a result of our acquisition of Rush Computer Rentals, Inc. discussed further in Note 4. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and is reviewed for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. This acquisition also resulted in certain identifiable intangible assets, which represent items such as customer relationships, non-compete agreements and a trade name. These intangible assets, with the exception of the trade name, are amortized over their projected useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment of goodwill and identifiable intangible assets is permanently recognized by writing down the asset to the extent that the carrying value exceeds the estimated fair value.
Cash and Cash Equivalents: We consider highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of AAA-rated money market funds in all periods presented.
Investments: Available-for-Sale and Trading: Except for direct obligations of the United States government, securities issued by agencies of the United States government, and money market or cash management funds, we diversify our investments by limiting our holdings with any individual issuer. Our investments consist of corporate and government bond funds and auction rate securities (“ARS”). Except for ARS, we designate our investments at May 31, 2009, as available-for-sale as defined in SFAS No. 115, Accounting for Investments in Debt and Equity Securities (“SFAS 115”), and accordingly they are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income, net of tax. Realized gains and losses and declines in value considered to be other than temporary are included in income in the period they occur. The cost of securities sold is based on the specific identification method. During the second quarter of fiscal 2009, we reclassified our ARS from

20     ELECTRO RENT 2009 ANNUAL REPORT
available-for-sale to trading securities. Investments that are designated as trading securities are reported at fair value, with gains or losses resulting from changes in fair value recognized in earnings. (See Note 2 for further discussion.)
Allowance for Doubtful Accounts: We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make rental and lease payments. The estimated losses are based on historical collection experience in conjunction with an evaluation of the current status of the existing accounts. If the financial condition of our customers were to deteriorate, then additional allowances could be required that would reduce income. Conversely, if the financial condition of our customers were to improve or if legal remedies to collect past due amounts were more successful than expected, then the allowance for doubtful accounts may need to be reduced and income would be increased.
Concentration of Credit Risk: Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash equivalents, investments and trade accounts receivable. We invest excess cash primarily in money market funds of major financial institutions, corporate and government bond funds, and ARS. Excess cash of $22,215 was invested in three large money market funds, $27,896, at cost, was invested in two bond funds, and $21,600, at cost, was invested in ARS as of May 31, 2009 (see Note 2 for further discussion). We believe that we are not exposed to any significant financial risk with respect to cash. For trade accounts receivable, we sell primarily on 30-day terms, perform credit evaluation procedures on each customer’s individual transactions and require security deposits or personal guarantees from our customers when significant credit risks are identified. Typically, most customers are large, established firms. We seek to maintain an adequate allowance for potential credit losses.
We purchase rental and lease equipment from numerous vendors. During fiscal 2009, 2008 and 2007, Agilent Technologies, Inc. accounted for approximately 59%, 58% and 59%, respectively, of such purchases. No other vendor accounted for more than 10% of such purchases.
Foreign Currency: The assets and liabilities of our foreign subsidiaries are remeasured from their foreign currency to U.S. dollars at current or historic exchange rates, as appropriate. The U.S. dollar has been determined to be the functional currency. Revenues and expenses are remeasured from their foreign currencies to U.S. dollars using historic rates or an average monthly rate, as appropriate, for the month in which the transaction occurred. Our foreign subsidiaries individually have assets, liabilities, revenues and expenses that are less than 10% of our respective consolidated amounts. The euro, British pound, Canadian dollar and Chinese yuan are the only foreign currencies.
Foreign currency transaction gains and losses are included in the determination of net income. Included in consolidated net income is a net foreign currency transaction loss of $445 during fiscal 2009 compared to gains of $440 and $150 realized during fiscal 2008 and 2007, respectively.
On occasion, we have entered into forward contracts designated as hedges against unfavorable fluctuations in our monetary assets and liabilities, primarily in our European and Canadian operations. These contracts are designed to minimize the effect of fluctuations in foreign currencies. Such contracts do not qualify to be accounted for under hedge accounting in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activity (“SFAS 133”) and are recorded at fair value as a current asset or liability, and any changes in fair value are recorded in selling, general and administrative expenses in the consolidated statements of operations.
Net Income Per Common and Common Equivalent Share: Basic earnings per share (“EPS”) is computed as net income divided by the weighted average number of shares of common stock outstanding for the reported year, excluding the dilutive effects of stock options and other potentially dilutive securities. Diluted EPS is computed as net income divided by the weighted average number of shares outstanding of common stock and common stock equivalents for the reported year. Common stock equivalents result from the dilutive effects of restricted stock and stock options computed using the treasury stock method.
Fair Value of Financial Instruments: We believe that the carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to the short maturity of these instruments.

ELECTRO RENT 2009 ANNUAL REPORT     21
Cash Flow: Supplemental disclosures of cash paid during the fiscal year for:

Year ended May 31,	2009	2008	2007

INTEREST	$15	$13	$24
INCOME TAXES	1,104	8,529	11,730

Supplemental Disclosure of Non-Cash Investing and Financing Activities: We had accounts payable and other accruals related to acquired equipment totaling $2,098, $3,824 and $8,844, at May 31, 2009, 2008 and 2007, respectively, which amounts were subsequently paid. We recorded a tax benefit of $49, $175, and $942 in fiscal 2009, 2008 and 2007, respectively, for employee stock options exercised; the stock issued as a result increased the outstanding common stock. During fiscal 2009, we transferred $20,909 from investments available-for-sale to investments, trading. We increased shareholders’ equity by $176, net of tax expense of $116, as a result of unrealized gains on investments available-for-sale in fiscal 2009. We recorded $3,593 of dividends declared and not yet paid as accrued expenses and a reduction of retained earnings in fiscal 2009. There was no accrual in fiscal 2008 or 2007.
Stock-Based Compensation: Share-based payments to employees, including grants of employee stock options, are recognized in the consolidated financial statements as compensation expense over the period that an employee provides service in exchange for the award based on their fair values. We recorded $158, $200 and $850 of stock-based compensation for employee stock options and restricted stock for fiscal 2009, 2008 and 2007, respectively, as part of selling, general and administrative expenses. This compensation cost caused net income to decrease by $100, $154 and $687 for the years ended May 31, 2009, 2008 and 2007, respectively, and did not have a material impact on basic or diluted earnings per share.
We receive a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the fair value of stock at the date of exercise over the exercise price of the options. Prior to the adoption of SFAS No. 123R, Share-Based Payment (“SFAS 123R”), we presented all tax benefits resulting from the exercise of stock options as operating cash flows in the statements of cash flows. SFAS 123R requires subsequent cash flows resulting from excess tax benefits to be classified as part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. The total tax benefit realized from stock option exercises for fiscal 2009, 2008 and 2007 was $49, $175 and $942, respectively. Cash received from stock option exercises was $1,327, $1,366 and $4,339 for fiscal 2009, 2008 and 2007, respectively.
Restricted Stock
Compensation expense resulting from restricted stock awards is measured at fair value on the date of grant and is recognized in selling, general and administrative expenses over a one-year vesting period. We recognized approximately $92 and $25 of related compensation expense for fiscal 2009 and 2008, respectively. There was no such expense in fiscal 2007. At May 31, 2009 there is no remaining unrecognized share-based compensation cost with respect to outstanding restricted stock awards.
Fair Value Measurements: Effective June 1, 2008, we adopted SFAS No. 157, Fair Value Measurements (“SFAS 157”) as amended by FASB Staff Position (“FSP”) SFAS No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP SFAS 157-1”), and FASB FSP SFAS No. 157-2, Effective Date of FASB Statement No. 157 (“FSP SFAS 157-2”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and provides for expanded disclosure about fair value measurements. SFAS 157 applies prospectively to all other accounting pronouncements that require or permit fair value measurements. FSP SFAS 157-1 amends SFAS 157 to exclude from the scope of SFAS 157 certain leasing transactions accounted for under SFAS No. 13, Accounting for Leases. FSP SFAS 157-2 amends SFAS 157 to defer the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after

22     ELECTRO RENT 2009 ANNUAL REPORT
November 15, 2008, and interim periods within those fiscal years. We will adopt FSP SFAS 157-2 with our first quarter of fiscal 2010.
The adoption of SFAS 157 has not had a material impact on our financial condition, results of operations, or cash flows. While we continue to evaluate the future impact that SFAS 157 will have on our non-financial assets and non-financial liabilities, we do not anticipate that the impact will be material to our financial condition, results of operations, or cash flows. The assets and liabilities typically recorded at fair value on a non-recurring basis to which we have not yet applied SFAS 157 due to the deferral of SFAS 157 for such items include:
▪	NON-FINANCIAL ASSETS AND LIABILITIES INITIALLY MEASURED AT FAIR VALUE IN AN ACQUISITION OR BUSINESS COMBINATION, AND

▪	LONG-LIVED ASSETS MEASURED AT FAIR VALUE DUE TO AN IMPAIRMENT ASSESSMENT UNDER SFAS NO. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS.
Effective June 1, 2008, we adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not have a material impact on our financial condition, results of operations, or cash flows since we did not elect to apply the fair value option for any of our eligible financial instruments or other items on the June 1, 2008 effective date. (See Note 2 for discussion of the fair value election of our put option asset.)
Effective October 10, 2008 we adopted FSP SFAS No. 157-3, Determining Fair Values of a Financial Asset When the Market for That Asset Is Not Active (“FSP SFAS 157-3”). FSP SFAS 157-3 clarifies the application of SFAS 157 to financial instruments in an inactive market. The adoption of FSP SFAS 157-3 did not have a material impact on our financial condition, results of operations, or cash flows.
In June 2009 the FASB issued FSP SFAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP SFAS 157-4”). FSP SFAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS 157 states, which is that the objective of fair value measurement is to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. FSP SFAS 157-4 is effective for interim and annual periods ending after June 15, 2009 and will be applied prospectively. We will adopt FSP SFAS 157-4 beginning with our first quarter of fiscal 2010. We do not anticipate that the adoption of FSP SFAS 157-4 will have a material impact on our financial condition, results of operations, or cash flows.
In June 2009, the FASB issued FSP SFAS No. 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP SFAS 107-1 and APB 28-1”). FSP SFAS 107-1 and APB 28-1 relate to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. Prior to issuing this FSP, fair values for these assets and liabilities were only disclosed once a year. FSP SFAS 107-1 and APB 28-1 requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. FSP SFAS 107-1 and APB 28-1 is effective for interim periods ending after June 15, 2009 and does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP SFAS 107-1 and APB 28-1 requires comparative disclosures only for periods ending subsequent to initial adoption. We will adopt FSP SFAS 107-1 and APB 28-1 beginning with our first quarter of fiscal 2010. We do not anticipate that the adoption of FSP SFAS 107-1 and APB 28-1 will have a material impact on our financial condition, results of operations, or cash flows.
Recent Accounting Pronouncements: In June 2009 the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as

ELECTRO RENT 2009 ANNUAL REPORT     23
a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 is effective for fiscal years, and interim periods within those years, beginning after November 15, 2009. We will adopt SFAS 166 beginning with our first quarter of fiscal 2011. We do not anticipate that the adoption of SFAS 166 will have a material impact on our financial condition, results of operations, or cash flows.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”). SFAS 165 provides guidance on management’s assessment of subsequent events, including guidance on the scope and timing. SFAS 165 also defines which types of subsequent events should be recognized in the financial statements and the extent to which an entity should disclose information regarding subsequent events. SFAS 165 is effective prospectively for interim or annual periods ending after June 15, 2009. We will adopt SFAS 165 beginning with our first quarter of fiscal 2010. We do not anticipate that the adoption of SFAS 165 will have a material impact on our financial condition, results of operations, or cash flows.
In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS 141R”). SFAS 141R replaces SFAS No. 141, Business Combinations, to provide greater consistency in the accounting and financial reporting of business combinations. SFAS 141R requires that the acquiring entity in a business combination recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, establishes principles and requirements for how an acquirer recognizes and measures any non-controlling interest in the acquiree and the goodwill acquired, and requires the acquirer to disclose the nature and financial effect of the business combination. Among other changes, this statement also requires that “negative goodwill” be recognized in earnings as a gain attributable to the acquisition, that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred and that any deferred tax benefits resulting from a business combination be recognized in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. We will be required to adopt the provisions of SFAS 141R beginning with our first quarter of fiscal 2010. We will evaluate the impact of SFAS 141R on our financial condition, results of operations, and cash flows in the event future business combinations are consummated.
In April 2009, the FASB issued FSP SFAS No. 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP SFAS 141R-1”). FSP SFAS 141R-1 amends and clarifies SFAS 141R. FSP SFAS 141R-1 requires an acquirer to recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the fair value cannot be determined during the measurement period, an asset or a liability shall be recognized at the acquisition date if the asset or liability can be reasonably estimated and if information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date. FSP SFAS 141R-1 amends the disclosure requirements of SFAS 141R to include business combinations that occur either during the current reporting period or after the reporting period but before the financial statements are issued. FSP SFAS 141R-1 is effective for fiscal years beginning after December 15, 2008. We will adopt FSP SFAS 141R-1 beginning with our first quarter of fiscal 2010. We do not anticipate that the adoption of FSP SFAS 141R-1 will have a material impact on our financial condition, results of operations, or cash flows.
In April 2009, the FASB issued FSP SFAS No. 115-2 and FSP SFAS No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP SFAS 115-2 and SFAS 124-2”). FSP SFAS 115-2 and SFAS 124-2 changes the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings, as well as expands and increases the frequency of existing disclosures about other-than-temporary impairments for debt and equity securities. FSP SFAS 115-2 and SFAS 124-2 is effective for interim and annual periods ending after June 15, 2009. We will adopt FSP SFAS 115-2 and SFAS 124-2 beginning with our first quarter of fiscal 2010. We do not anticipate that the adoption of FSP SFAS 115-2 and SFAS 124-2 will have a material impact on our financial condition, results of operations, or cash flows.

24     ELECTRO RENT 2009 ANNUAL REPORT
In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) Issue No. 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”). FSP EITF 03-6-1 addresses whether instruments granted by an entity in share-based payment transactions should be considered as participating securities prior to vesting and, therefore, should be included in the earnings allocation in computing earnings per share under the two-class method described in paragraphs 60 and 61 of SFAS No. 128, Earnings per Share. FSP EITF 03-6-1 clarifies that instruments granted in share-based payment transactions can be participating securities prior to vesting (that is, awards for which the requisite service had not yet been rendered). Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 requires us to retrospectively adjust our earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to the provisions of FSP EITF 03-6-1. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. Early adoption is prohibited. We will adopt FSP EITF 03-6-1 beginning with our first quarter of fiscal 2010. We do not anticipate that the adoption of FSP EITF 03-6-1 will have a material impact on our financial condition, results of operations, or cash flows.
In April 2008, the FASB issued FSP SFAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP SFAS 142-3”). FSP SFAS 142-3 is intended to improve the consistency between the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), and the period of expected cash flows used to measure the fair value of the assets under SFAS No. 141(R), Business Combinations (“SFAS 141R”). FSP SFAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions in determining the useful life of recognized intangible assets. FSP SFAS 142-3 requires an entity to consider its own historical experience in renewing or extending similar arrangements, or to consider market participant assumptions consistent with the highest and best use of the assets if relevant historical experience does not exist. In addition to the required disclosures under SFAS 142, FSP SFAS 142-3 requires disclosure of the entity’s accounting policy regarding costs incurred to renew or extend the term of recognized intangible assets, the weighted average period to the next renewal or extension, and the total amount of capitalized costs incurred to renew or extend the term of recognized intangible assets. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. While the standard for determining the useful life of recognized intangible assets is to be applied prospectively only to intangible assets acquired after the effective date, the disclosure requirements shall be applied prospectively to all recognized intangible assets as of, and subsequent to, the effective date. Early adoption is prohibited. We will adopt FSP SFAS 142-3 beginning with our first quarter of fiscal 2010. We do not anticipate that the adoption of FSP SFAS 142-3 will have a material impact on our financial condition, results of operations, or cash flows.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments and that the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 including a tabular format disclosure of the fair values of derivative instruments and their gains and losses and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We will be required to adopt the provisions of SFAS 161 beginning with our first quarter of fiscal 2010. We do not anticipate that the adoption of SFAS 161 will have a material effect on our financial condition, results of operations, or cash flows.
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

ELECTRO RENT 2009 ANNUAL REPORT     25
consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We will be required to adopt the provisions of SFAS 160 beginning with our first quarter of fiscal 2010. We do not anticipate that the adoption of SFAS 160 will have a material effect on our financial condition, results of operations, or cash flows.
Statement of Cash Flows: In fiscal 2009 and 2008, we separately disclosed effects of exchange rates on cash, reducing net cash provided by operating activities by $88 for fiscal 2007.
NOTE 2: CASH AND CASH EQUIVALENTS AND INVESTMENTS
We consider highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of AAA-rated money market funds in all periods presented. Investments consist of corporate and government bond funds and ARS, and are carried at fair value. As of May 31, 2009, we designate our investments other than ARS (which were transferred to trading securities in November 2008) as available-for-sale. Previously, our ARS were classified as investments available-for-sale. Except for direct obligations of the United States government, securities issued by agencies of the United States government, and money market or cash management funds, we diversify our investments by limiting our holdings with any individual issuer.
When made, our investments are intended to establish a high-quality portfolio that preserves principal, meets liquidity needs, avoids inappropriate concentrations and delivers an appropriate yield in relationship to our investment guidelines and market conditions.
At May 31, 2009, we held $21,600, at cost, of ARS. During fiscal 2009, we sold $2,000 of our ARS at par value. Our ARS are long-term debt instruments backed by student loans, a substantial portion of which are guaranteed by the United States government. Although our ARS became illiquid beginning in February 2008, we continue to earn and receive interest on our ARS at a pre-determined formula with spreads tied to particular interest rate indexes. We value the ARS from quotes received from our broker, UBS AG (“UBS”), which are derived from UBS’s internally developed model. In determining a discount factor for each ARS, the model weights various factors, including assessments of credit quality, duration, insurance wraps, portfolio composition, discount rates, overall capital market liquidity and comparable securities, if any.
We have entered into an arrangement (the “Rights”) with UBS under which we can require UBS to purchase our ARS at par value, which is defined as the price equal to the liquidation preference of the ARS plus accrued but unpaid dividends or interest, at any time between June 30, 2010 and July 2, 2012. Conversely, UBS has the right, in its discretion, to purchase or sell our ARS at any time until July 2, 2012, so long as we receive a payment at par value upon any sale or disposition. We expect to sell our ARS under the Rights. In addition, UBS Bank USA has established a credit line for us in an amount up to 75% of the market value of the ARS that we pledge as collateral, with interest equal to the interest income that we receive on our ARS investments. We have not drawn any amounts under this line and have no current plans to do so. UBS’s obligations under the Rights are not secured by its assets and do not require UBS to obtain any financing to support its performance obligations under the Rights. UBS has disclaimed any assurance that it will have sufficient financial resources to satisfy its obligations under the Rights.
The Rights represent a firm agreement in accordance with SFAS 133, which defines a firm agreement as an agreement with an unrelated party, binding on both parties and usually legally enforceable, with the following characteristics: a) the agreement specifies all significant terms, including the quantity to be exchanged, the fixed price,

26     ELECTRO RENT 2009 ANNUAL REPORT
and the timing of the transaction, and b) the agreement includes a disincentive for nonperformance that is sufficiently large to make performance probable. The enforceability of the Rights results in a put option and should be recognized as a free standing asset separate from the ARS. The put option does not meet the definition of a derivative instrument under SFAS 133. Therefore, we have elected to measure the put option at fair value under SFAS 159, which permits an entity to elect the fair value option for recognized financial assets, in order to match the changes in the fair value of the ARS. As a result, unrealized gains and losses will be included in earnings in future periods. Upon acceptance of the offer from UBS, we recorded $1,891 as the fair value of the put option, included in interest income, net. We subsequently recorded a $268 decrease in the fair value of the put option, for a total fair value of $1,623, included in interest income, net, in the consolidated statements of operations for fiscal 2009. We expect that future changes in the fair value of the put option will approximate fair value movements in the related ARS.
In connection with our acceptance of the Rights in November 2008, we transferred our ARS from investments available-for-sale to trading securities in accordance with SFAS 115. The transfer to trading securities reflects our intent to exercise our put option. Prior to our agreement with UBS, our intent was to hold the ARS until the market recovered. At the time of transfer, the unrealized loss on our ARS was $1,891, an increase in loss of $892 from May 31, 2008. This unrealized loss was included in other comprehensive income. Upon transfer to trading securities, we immediately recognized a loss of $1,891, included in interest income, net, for the amount of the unrealized loss not previously recognized in earnings. Subsequently, we recognized an increase in fair value of $268 for a total unrealized loss of $1,623, included in interest income, net, in the consolidated statements of operations for fiscal 2009.
We record unrealized gains and losses on our available-for-sale securities, net of a tax benefit, in accumulated other comprehensive income in the shareholders’ equity section of our balance sheets. At May 31, 2009, our gross unrealized gains were $292 compared to gross unrealized losses of $999 in fiscal 2008. Such unrealized gains and losses did not affect net income for the applicable accounting period.
The following is a summary of our available-for-sale securities:
At May 31, 2009
Available-for-sale Securities

		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

GOVERNMENT BOND FUND	$13,896	$25	$—	$13,921
CORPORATE BOND FUND	14,000	267	—	14,267

	$27,896	$292	$—	$28,188

At May 31, 2008
Available-for-sale Securities

		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

AUCTION RATE SECURITIES	$23,600	$—	$(999)	$22,601

We have no available-for-sale securities in an unrealized loss position. Our available-for-sale securities held at May 31, 2009 are due in one year or less.

ELECTRO RENT 2009 ANNUAL REPORT     27
NOTE 3: FAIR VALUE MEASUREMENTS
As described in Note 1, we adopted SFAS 157 on June 1, 2008. SFAS 157, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or a nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or through corroboration with observable market data; and
Level 3 — Unobservable inputs, for which there is little or no market data for the assets or liabilities, such as internally-developed valuation models.
Assets and liabilities measured at fair value on a recurring basis at May 31, 2009 are as follows:

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Balance

MONEY MARKET FUNDS	$15,600	$—	$—	$15,600
GOVERNMENT BOND FUND	13,921	—	—	13,921
CORPORATE BOND FUND	14,267	—	—	14,267
AUCTION RATE SECURITIES	—	—	19,977	19,977
PUT OPTION	—	—	1,623	1,623
FOREIGN CURRENCY FORWARD CONTRACTS	—	(81)	—	(81)

TOTAL ASSETS MEASURED AT FAIR VALUE	$43,788	$(81)	$21,600	$65,307

The fair value measures for our money market funds, government bond fund and corporate bond fund were derived from quoted market prices in active markets and are included in Level 1 inputs. Foreign currency forward contracts are valued based on observable market spot and forward rates as of our reporting date and are included in Level 2 inputs. We value our ARS from quotes received from UBS that are derived from UBS’s internally developed model. In determining a discount factor for each ARS, the model weights various factors, including assessments of credit quality, duration, insurance wraps, portfolio composition, discount rates, overall capital market liquidity and comparable securities, if any. The put option is a free standing asset separate from the ARS, and represents our contractual right to require UBS to purchase our ARS at par value during the period from June 30, 2010 through July 2, 2012. In order to value the put option, we considered the intrinsic value, time value of money and our assessment of the credit worthiness of UBS. Our ARS and put option are included in Level 3 inputs.
The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, using significant unobservable inputs (Level 3) for fiscal 2009:

		Auction Rate
	Put Option	Securities

FAIR VALUE AT JUNE 1, 2008	$—	$22,601
SETTLEMENTS (AT PAR)	—	(2,000)
ISSUANCE OF PUT OPTION	1,891	—
UNREALIZED LOSSES INCLUDED IN EARNINGS	(268)	(624)

FAIR VALUE AT MAY 31, 2009	$1,623	$19,977

28     ELECTRO RENT 2009 ANNUAL REPORT
During fiscal 2009 and 2008, we recognized unrealized gains (losses) on investments available-for-sale of $292 and ($999), respectively, included in accumulated other comprehensive income (loss). We recognized an unrealized loss of ($1,623) on our ARS for fiscal 2009, included in interest income (net), including ($999) transferred from accumulated other comprehensive income (loss) as of May 31, 2008. During fiscal 2009, we recognized $1,623 on the gain of the put option from UBS, largely offset by the unrealized loss with respect to the ARS.
NOTE 4: ACQUISITION
On January 31, 2006, we completed the acquisition of Rush Computer Rentals, Inc. (“Rush”). Subject to post-closing adjustments, the purchase price was allocated to the net assets acquired based upon their fair values as of the date of the transaction, with the excess recorded as goodwill.
We increased the carrying value of goodwill by $250 during fiscal 2008 as a result of certain earnout payments related to the Rush acquisition.
NOTE 5: GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are recorded at the estimated fair value of the assets acquired. Identifiable intangible assets comprise purchased customer relationships, trademarks and trade names, developed technologies and other intangible assets.
Our goodwill and intangibles at May 31, 2009 were the result of the acquisition of Rush on January 31, 2006.
The changes in carrying amount of goodwill and other intangible assets for fiscal 2009 and 2008 were as follows:

	Balance as of
	June 1, 2008			Balance as of
	(net of amortization)	Adjustments	Amortization	May 31, 2009

GOODWILL	$3,109	$—	$—	$3,109
TRADE NAME	411	—	—	411
NON-COMPETE AGREEMENTS	266	—	(100)	166
CUSTOMER RELATIONSHIPS	392	—	(235)	157

	$4,178	$—	$(335)	$3,843

	Balance as of
	June 1, 2007			Balance as of
	(net of amortization)	Adjustments	Amortization	May 31, 2008

GOODWILL	$2,859	$250	$—	$3,109
TRADE NAME	411	—	—	411
NON-COMPETE AGREEMENTS	533	—	(267)	266
CUSTOMER RELATIONSHIPS	627	—	(235)	392

	$4,430	$250	$(502)	$4,178

Goodwill is not deductible for tax purposes.
There were no conditions that indicated any impairment of goodwill or identifiable intangible assets in fiscal 2009 and 2008. The annual impairment review date for goodwill is May 31.

ELECTRO RENT 2009 ANNUAL REPORT     29
Intangible assets with finite useful lives are amortized over their respective estimated useful lives. The following table provides a summary of our intangible assets:

May 31, 2009
	Estimated	Gross Carrying	Accumulated	Net Carrying
	Useful Life	Amount	Amortization	Amount

TRADE NAME	—	$411	$—	$411
NON-COMPETE AGREEMENTS	2-5 years	1,050	(884)	166
CUSTOMER RELATIONSHIPS	3-4 years	1,014	(857)	157

		$2,475	$(1,741)	$734

May 31, 2008
	Estimated	Gross Carrying	Accumulated	Net Carrying
	Useful Life	Amount	Amortization	Amount

TRADE NAME	—	$411	$—	$411
NON-COMPETE AGREEMENTS	2-5 years	1,050	(784)	266
CUSTOMER RELATIONSHIPS	3-4 years	1,014	(622)	392

		$2,475	$(1,406)	$1,069

Amortization expense was $335, $502 and $610 for fiscal 2009, 2008 and 2007, respectively.
Amortization expense for customer relationships and non-compete agreements is included in selling, general and administrative expenses. The following table provides estimated future amortization expense related to intangible assets:

Future
Year ending May 31,	Amortization

2010	$257
2011	66

$323

NOTE 6: BORROWINGS
For many years, we have had a standby revolving line of credit for $10,000 with a bank. The line of credit is subject to annual renewals and is subject to certain restrictions. The interest rate on the line of credit is based on the prime rate or LIBOR plus 1.25%. We had no borrowings outstanding during fiscal 2009, 2008 or 2007. At May 31, 2009, we are in compliance with the financial covenants contained in the revolving line of credit agreement and expect to continue to be in compliance with them.
NOTE 7: INCOME TAXES
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
We applied FIN 48 to all open tax positions as of June 1, 2007. The total amount of unrecognized tax benefits as of the date of its adoption was $4,260. As a result of the implementation of FIN 48, we recognized a $3,911 increase in the liability for unrecognized tax benefits with a corresponding increase in deferred tax assets, and $366 as a reduction to retained earnings.
We recognize interest and penalties accrued with respect to uncertain tax positions as components of our income tax provision. We had accrued approximately $349 for the payment of interest and penalties as of May 31, 2007. Upon adoption of FIN 48 on June 1, 2007, we increased our accrual for interest and penalties to $1,141.

30     ELECTRO RENT 2009 ANNUAL REPORT
At May 31, 2009 and 2008, our accrual for interest and penalties was $1,900 and $1,625, respectively.
The reconciliation of our unrecognized tax benefits is as follows for the fiscal years ended May 31:

	2009	2008

BALANCE AS OF JUNE 1	$3,693	$3,119
INCREASES RELATED TO PRIOR YEAR TAX POSITIONS	250	574

BALANCE AS OF MAY 31	$3,943	$3,693

The unrecognized tax benefits at May 31, 2009 and 2008, if recognized, would have no impact on the effective tax rate. However, the derecognition of $1,161 and $1,081 related to the associated interest and penalties at May 31, 2009 and 2008, respectively, would decrease the effective tax rate.
We are subject to taxation in the U.S., various states and foreign jurisdictions. We have substantially settled all income tax matters for the United States federal jurisdiction for years through fiscal 2006. Major state jurisdictions have been examined through fiscal years 2004 and 2005, and foreign jurisdictions have not been examined for their respective maximum statutory periods.
There were no additional unrecognized tax benefits for fiscal 2009. We anticipate no significant increase or decrease in the total amounts of unrecognized tax benefits within 12 months of the date of this report.
For financial reporting purposes, income before income taxes included the following as of May 31:

	2009	2008	2007

DOMESTIC	$19,182	$31,326	$34,501
FOREIGN	(280)	2,661	(50)

	$18,902	$33,987	$34,451

The provision for income taxes consisted of the following for the fiscal years ended May 31:

	2009	2008	2007

CURRENT
FEDERAL	$751	$5,707	$10,172
STATE	968	1,589	2,501
FOREIGN	639	1,954	138
DEFERRED
FEDERAL	4,131	3,489	545
STATE	226	694	46
FOREIGN	435	(550)	—

	$7,150	$12,883	$13,402

The following reconciles the statutory federal income tax rate to the effective tax rate for the fiscal years ended May 31:

	2009	2008	2007

STATUTORY FEDERAL RATE	35.0%	35.0%	35.0%
STATE TAXES, NET OF FEDERAL BENEFIT	4.2	4.4	4.8
RELEASE OF RESERVES DUE TO CHANGES IN TAX ESTIMATES	(1.7)	—	—
PERMANENT DIFFERENCES RESULTING FROM TAX ADVANTAGED INVESTMENTS	(1.2)	(1.1)	(0.9)
PERMANENT DIFFERENCE RESULTING FROM VALUATION ALLOWANCES	1.4	(0.5)	0.5
OTHER	0.1	0.1	(0.5)

EFFECTIVE TAX RATE	37.8%	37.9%	38.9%

ELECTRO RENT 2009 ANNUAL REPORT     31
The tax effects of temporary differences that gave rise to significant portions of the net deferred tax liabilities at May 31:

	2009	2008

DEFERRED TAX ASSETS:
GOODWILL AND INTANGIBLE ASSETS	$2,880	$3,661
ALLOWANCE FOR DOUBTFUL ACCOUNTS	126	144
DEFERRED COMPENSATION AND BENEFITS	1,342	1,673
UNREALIZED (GAINS) LOSSES ON SECURITIES	(116)	380
TAX CREDITS	3,943	3,880
NET OPERATING LOSSES	152	—
OTHER	1,304	1,434
VALUATION ALLOWANCE	(260)	—

	9,371	11,172
DEFERRED TAX LIABILITIES:
ACCUMULATED DEPRECIATION	(29,357)	(26,076)

NET DEFERRED TAX LIABILITIES	$(19,986)	$(14,904)

Our effective tax rate in fiscal 2009, 2008 and 2007 was 37.8%, 37.9% and 38.9%, respectively. The lower effective rate in fiscal 2009 was due to a release of reserves as a result of changes in estimated tax exposures, partially offset by a valuation allowance relating to certain deferred tax assets of our foreign operations. The change in estimated tax exposures reduced tax expense by $324 in fiscal 2009. The lower effective rate in fiscal 2008 is due primarily to the utilization of tax loss carryforwards for our European subsidiary, and lower tax rates on earnings from our foreign subsidiaries. Tax advantaged investments reduced expense by $237, $393 and $318 for fiscal 2009, 2008 and 2007, respectively. We determined that a valuation allowance was required in fiscal 2009 and 2007 of $260 and $182, respectively, for our deferred tax asset related to certain foreign net operating loss carry forwards and other related timing differences. There was no valuation allowance in fiscal 2008. As of May 31, 2009, 2008 and 2007, U.S. income taxes had not been assessed on approximately $1,093, $1,697 and $0, respectively, of undistributed earnings of foreign subsidiaries because we consider these earnings to be invested indefinitely.
NOTE 8: SALES-TYPE LEASES
We had certain customer leases providing bargain purchase options, which are accounted for as sales-type leases. Interest income is recognized over the life of the lease using the effective interest method. The minimum lease payments receivable and the net investment included in other assets for such leases were as follows at May 31:

	2009	2008

GROSS MINIMUM LEASE PAYMENTS RECEIVABLE	$3,247	$1,392
LESS — UNEARNED INTEREST	(193)	(112)

NET INVESTMENT IN SALES-TYPE LEASE RECEIVABLES	$3,054	$1,280

32     ELECTRO RENT 2009 ANNUAL REPORT
NOTE 9: COMPUTATION OF EARNINGS PER SHARE
The following is a reconciliation of the denominator used in the computation of basic and diluted EPS for the fiscal years ended May 31:

	2009	2008	2007

DENOMINATOR:
DENOMINATOR FOR BASIC EARNINGS PER SHARE — WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	24,899	25,910	25,716
EFFECT OF DILUTIVE OPTIONS	81	169	337

	24,980	26,079	26,053

NET INCOME	$11,752	$21,104	$21,049
EARNINGS PER SHARE:
BASIC	$0.47	$0.81	$0.82
DILUTED	$0.47	$0.81	$0.81

Certain options to purchase our common stock were not included in the computation of diluted earnings per share because to do so would have been antidilutive. The quantity of such options is 72, 38 and 38 for fiscal 2009, 2008 and 2007, respectively.
NOTE 10: ALLOWANCE FOR DOUBTFUL ACCOUNTS
We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to pay our invoices. We record an allowance for doubtful accounts in amounts equal to the estimated losses expected to be incurred in the collection of the accounts. The estimated losses are based on historical collection experience in conjunction with an evaluation of the current status of the existing accounts. Customer accounts are written off against the allowance for doubtful accounts when an account is determined to be uncollectible. If the financial condition of our customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased. A roll-forward of the allowance was as follows at May 31:

	2009	2008	2007

BEGINNING OF YEAR	$359	$251	$681
PROVISION (RECOVERY) FOR DOUBTFUL ACCOUNTS	481	425	(231)
WRITE-OFFS	(523)	(317)	(199)

END OF YEAR	$317	$359	$251

NOTE 11: RENTALS UNDER NONCANCELLABLE OPERATING LEASES
We rent equipment on a short-term basis and lease equipment for periods greater than 12 months. Such leases provide the lessee with the option of renewing the agreement for periods of up to 12 months or purchasing the equipment at fair market value at the end of the initial or renewal term. Our cost of equipment under operating leases at May 31, 2009, with remaining noncancellable lease terms of more than one year, was $9,029, before accumulated depreciation of $3,396, and the net book value was $5,633.

ELECTRO RENT 2009 ANNUAL REPORT     33
The following sets forth a schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 2009:

2010	$4,216
2011	2,813
2012	818
2013	14

$7,861

NOTE 12: OTHER PROPERTY
Other property, at cost, consisted of the following at May 31:

	2009	2008

LAND	$6,985	$6,985
BUILDINGS	14,387	14,387
FURNITURE AND OTHER EQUIPMENT	7,493	7,284
LEASEHOLD IMPROVEMENTS	123	112

	28,988	28,768
LESS — ACCUMULATED DEPRECIATION AND AMORTIZATION	(15,207)	(14,427)

	$13,781	$14,341

NOTE 13: COMMITMENTS AND CONTINGENCIES
We lease certain facilities under various operating leases. Most of the lease agreements provide us with the option of renewing our leases at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, we expect that in the normal course of business facility leases will be renewed or replaced by other leases.
Minimum payments under these leases as of May 31, 2009, exclusive of property taxes and insurance, were as follows:

2010	$721
2011	500
2012	295
2013	46
2014	46
THEREAFTER	23

$1,631

Rent expense was $1,109, $1,128, and $978 for fiscal 2009, 2008 and 2007, respectively. Rent expense is included in selling, general and administrative expenses.
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

34     ELECTRO RENT 2009 ANNUAL REPORT
We are subject to legal proceedings and business disputes involving ordinary and routine claims. The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are made after consultation with outside counsel. If estimates of potential losses increase or the related facts and circumstances change in the future, we may be required to record either more or less litigation expense. We are not involved in any pending or threatened legal proceedings, other than routine legal proceedings and claims incidental to our business, that we believe could reasonably be expected to have a material adverse effect on our financial condition, results of operations, or cash flows at May 31, 2009.
NOTE 14: STOCK OPTION PLANS AND EQUITY INCENTIVE PLAN
Our 2005 Equity Incentive Plan (the “Equity Incentive Plan”) authorizes the Board of Directors to grant incentive and non-statutory stock option grants, stock appreciation rights, restricted stock awards and performance unit per share awards covering a maximum of 1,000 shares of our common stock. The Equity Incentive Plan replaced our prior stock option plans (those stock option plans, together with the Equity Incentive Plan, the “Plans”) in October 2005, although 313 options to purchase our common stock from previously granted incentive stock options and non-statutory stock options granted to directors, officers and consultants under our prior stock option plans remain in effect according to their terms. Pursuant to the Plans, we have granted incentive and non-statutory options to directors, officers and key employees at prices not less than 100% of the fair market value on the day of grant. Options are exercisable at various dates over a five-year or ten-year period from the date of grant. The Plans provide for a variety of vesting dates with the majority of the options vesting at a rate of one-third per year over a period of three years or one-fourth per year over a period of four years from the date of grant. All outstanding options expire at dates ranging from October 2009 to October 2011.
The following table summarizes certain information relative to options for common stock:

			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Shares	Exercise Price	Term (in years)	Value

OUTSTANDING AT MAY 31, 2006	1,141,370	$9.13
GRANTED	56,000	17.69
EXERCISED	(490,827)	8.74
FORFEITED/CANCELED	(43,334)	12.91

OUTSTANDING AT MAY 31, 2007	663,209	$9.89
GRANTED	—	—
EXERCISED	(142,146)	9.20
FORFEITED/CANCELED	(8,762)	13.41

OUTSTANDING AT MAY 31, 2008	512,301	$10.02
GRANTED	—	—
EXERCISED	(139,774)	8.98
FORFEITED/CANCELED	(3,252)	12.21

OUTSTANDING AT MAY 31, 2009	369,275	$10.39	0.6	$102

VESTED AND EXPECTED TO VEST AT MAY 31, 2009	368,242	$10.37	0.5	$102

VESTED AND EXERCISABLE AT MAY 31, 2009	360,608	$10.21	0.5	$102

ELECTRO RENT 2009 ANNUAL REPORT     35
The following summarizes certain information regarding stock options outstanding at May 31, 2009:

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price

$2.4109 – $9.5099	46,288	1.0712	$8.21	46,288	$8.21
$9.5100	251,487	0.1588	9.51	251,487	9.51
$9.5101 – $17.6900	71,500	1.5998	14.89	62,833	14.51

	369,275	0.5522	$10.39	360,608	$10.21

There were no stock options granted during fiscal 2009 or 2008, and 56,000 stock options were granted during fiscal 2007. The weighted average fair value per option granted was $0 for fiscal 2009 and 2008, and $6.26 for fiscal 2007. The total fair value of shares vested during fiscal 2009, 2008 and 2007 was $99, $762 and $906, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock. The aggregate intrinsic value of options exercised during fiscal 2009, 2008 and 2007 was $383, $695, and $3,420, respectively. As of May 31, 2009, there was approximately $18 of total unrecognized compensation cost related to unvested share-based arrangements granted under our Equity Incentive Plan. The cost is expected to be recognized over a weighted-average period of 0.4 years. Shares of newly issued common stock will be issued upon exercise of stock options.
We account for stock-based compensation in accordance with SFAS 123R, which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. Compensation expense is recognized over the period that an employee provides service in exchange for the award.
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
The following weighted average assumptions were used for each respective period to value option grants:

2007

RISK-FREE INTEREST RATE	4.7%
EXPECTED LIFE (IN YEARS)	3.5
EXPECTED DIVIDEND YIELD	—
EXPECTED VOLATILITY	40.2

Restricted Stock
We have issued restricted shares of common stock to members of our board of directors pursuant to our Equity Incentive Plan. Compensation expense resulting from restricted stock grants is measured at fair value on the date of grant and is recognized as share-based compensation expense over a one-year vesting period. We granted 7,176 and 1,934 shares of restricted stock to Board members during fiscal 2009 and 2008, respectively, and recognized $92 and $25 of related compensation expense for fiscal 2009 and 2008, respectively. As of May 31, 2009, we have no unrecognized share-based compensation cost remaining with respect to outstanding restricted stock awards.

36     ELECTRO RENT 2009 ANNUAL REPORT
Restricted stock activity for fiscal 2009 is set forth below:

		Weighted –
		Average Grant
	Shares	Date Fair Value

NONVESTED AT JUNE 1, 2008	—	$—
GRANTED	7,176	14.12
VESTED	(6,540)	(14.12)
CANCELED	(636)	(14.12)

NONVESTED AT MAY 31, 2009	—	$—

NOTE 15: SAVINGS PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN
We maintain a Savings Plan (401(k)) and a frozen Employee Stock Ownership Plan (ESOP). Employees become eligible to participate in the 401(k) after 90 days of employment. We have the option to match contributions of participants at a rate we determine each year. For participants with three or more years of service, we also may elect to make additional discretionary matching contributions in excess of the rate elected for participants with less than three years of service.
The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $343, $485 and $474 were made for fiscal 2009, 2008 and 2007, respectively.
The ESOP was established in 1975 and was frozen in 1994, at which time all participants became fully vested. Contributions to the ESOP were invested primarily in our common stock. The ESOP held 66,425 shares of our common stock and cash of $386 at May 31, 2009.
NOTE 16: INCOME FROM SETTLEMENTS
In fiscal 2007, we recognized as income from settlements $1,571 relating to proceeds received from a class action lawsuit on behalf of purchasers of certain software products.
NOTE 17: SEGMENT REPORTING AND RELATED DISCLOSURES
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

ELECTRO RENT 2009 ANNUAL REPORT     37
Our equipment pool, based on acquisition cost, comprised $293,866 of T&M equipment and $43,704 of DP equipment at May 31, 2009 and $289,061 of T&M equipment and $44,594 of DP equipment at May 31, 2008.
Revenues for these operating segments were as follows for the fiscal year ended May 31:

	T&M	DP	Total

2009
RENTALS AND LEASES	$77,430	$20,965	$98,395
SALES OF EQUIPMENT AND OTHER REVENUES	29,054	3,032	32,086

	$106,484	$23,997	$130,481

2008
RENTALS AND LEASES	$85,209	$23,552	$108,761
SALES OF EQUIPMENT AND OTHER REVENUES	32,458	3,317	35,775

	$117,667	$26,869	$144,536

2007
RENTALS AND LEASES	$79,413	$23,670	$103,083
SALES OF EQUIPMENT AND OTHER REVENUES	20,424	3,352	23,776

	$99,837	$27,022	$126,859

No single customer accounted for more than 10% of total revenues during fiscal 2009, 2008 or 2007.

Selected country information is presented below:

Year ended May 31,	2009	2008	2007

REVENUES:[1]
U.S.	$111,184	$123,396	$110,983
OTHER[2]	19,297	21,140	15,876

TOTAL	$130,481	$144,536	$126,859

As of May 31,	2009	2008

NET LONG LIVED ASSETS:[3]
U.S.	$151,204	$165,984
OTHER[2]	24,672	25,003

TOTAL	$175,876	$190,987

[1]	Revenues by country are based on the location of shipping destination, whether the order originates in the U.S. parent or a foreign subsidiary.

[2]	Other consists of other foreign countries that each individually accounts for less that 10% of the total revenues or assets.

[3]	Net long-lived assets include rental and lease equipment, other property, goodwill and intangibles, net of accumulated depreciation and amortization.

38     ELECTRO RENT 2009 ANNUAL REPORT
NOTE 18: QUARTERLY INFORMATION (UNAUDITED)
Summarized quarterly financial data for fiscal 2009 and 2008 was as follows:

			Income
	Total	Gross	Before	Net	Earnings per share
	Revenues	Profit	Taxes	Income	Basic	Diluted

FISCAL YEAR 2009
FIRST QUARTER	$34,986	$18,036	$6,577	$4,371	$0.17	$0.17
SECOND QUARTER	35,433	16,893	5,471	3,494	0.14	0.14
THIRD QUARTER	30,059	13,347	3,192	1,883	0.08	0.08
FOURTH QUARTER	30,003	13,575	3,662	2,004	0.08	0.08

ANNUAL TOTALS	$130,481	$61,851	$18,902	$11,752	$0.47	$0.47

FISCAL YEAR 2008
FIRST QUARTER	$34,609	$18,753	$8,728	$5,314	$0.21	$0.20
SECOND QUARTER	35,363	18,963	9,138	5,736	0.22	0.22
THIRD QUARTER	35,663	17,704	7,783	4,844	0.19	0.19
FOURTH QUARTER	38,901	19,215	8,338	5,210	0.20	0.20

ANNUAL TOTALS	$144,536	$74,635	$33,987	$21,104	$0.81	$0.81

ELECTRO RENT 2009 ANNUAL REPORT     39
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ELECTRO RENT CORPORATION
VAN NUYS, CALIFORNIA
We have audited the accompanying consolidated balance sheets of Electro Rent Corporation and subsidiaries (the “Company”) as of May 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended May 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Electro Rent Corporation and subsidiaries at May 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of May 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 10, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

LOS ANGELES, CALIFORNIA
AUGUST 10, 2009

40     ELECTRO RENT 2009 ANNUAL REPORT
CORPORATE INFORMATION

BOARD OF DIRECTORS

Daniel Greenberg Chairman of the Board and Chief Executive Officer

	†	Gerald D. Barrone Retired, former President and Chief Operating Officer Coast Federal Bank

	†	Nancy Y. Bekavac Retired, former President Scripps College

*	†	Karen J. Curtin Venture Partner, Paradigm Capital Ltd.; former Executive Vice President Bank of America

*	†	Joseph J. Kearns President Kearns Associates

	†	Suzan K. DelBene Management Consultant; former Vice President Microsoft Corporation

*	†	James S. Pignatelli Retired, former Chairman, President and Chief Executive Officer Unisource Energy Corporation
CORPORATE OFFICERS
Daniel Greenberg
Chairman of the Board and
Chief Executive Officer
Steven Markheim
President and
Chief Operating Officer
Craig R. Jones
Vice President and
Chief Financial Officer
Richard E. Bernosky
Vice President
Craig R. Burgi
Vice President
Dennis M. Clark
Vice President

Thomas A. Curtin
Vice President
Ronald J. Deming
Vice President
Meryl D. Evans
Vice President and
Secretary
John Hart
Vice President
CORPORATE OFFICES
6060 Sepulveda Boulevard
Van Nuys, California 91411-2512
Phone (818) 786-2525
Fax (818) 786-4354
Transfer Agent & Registrar
Registrar and Transfer Company
Cranford, New Jersey
NASDAQ Listing
Common Stock —
Trading Symbol: “ELRC”
General Counsel
Manatt, Phelps & Phillips, LLP
Los Angeles, California
Independent Auditors
Deloitte & Touche LLP
Los Angeles, California

*	Audit Committee

†	Compensation Committee
CAPITAL STOCK AND SHAREHOLDERS
Our common stock is quoted on the NASDAQ stock market under the symbol ELRC. There were approximately 348 shareholders of record on July 24, 2009. During fiscal 2009, we repurchased 2,138,057 shares of our common stock for an aggregate price of $22.8 million, at an average price of $10.67 per share. The following table sets forth, for the periods shown, the high and low closing sale prices as reported by NASDAQ.

	Fiscal Year 2009		Fiscal Year 2008
	High	Low	High	Low

FIRST QUARTER	$14.77	$11.05	$15.70	$12.66
SECOND QUARTER	16.00	9.35	15.25	13.11
THIRD QUARTER	12.44	7.45	15.40	12.98
FOURTH QUARTER	10.64	6.81	15.93	12.70